Our Journey.
Your Success.

2007 ANNUAL REPORT

1920s — THE DELUXE CHECK PRINTERS INCORPORATED

1930s — THE DELUXE CHECK PRINTERS INCORPORATED

1940s — DeLuxe CHECK PRINTERS

1960s — DELUXE

1970s — DELUXE

2008 — DELUXE CORP ™

Market-leading Package Solution

Deluxe's cost reduction initiatives were ahead of schedule in 2007 due to our sharp, enterprise-wide focus on Lean processes and innovation. Our industry-leading flat check packaging solution is an excellent example of Lean innovation.

Deluxe was the first — and to date is the only — check manufacturer to introduce a check packaging solution and fulfillment process designed to address the United States Postal Service's (USPS) changing requirements and significant increase in parcel delivery costs. Spurred by a potential 40% cost increase, we worked closely with the USPS, our financial institution and direct check customers and our suppliers to find an innovative solution.

Deluxe deployed new equipment and workflow processes in six locations and began shipping its patent-pending flat package solution May 14 — the same day the USPS rate increase took effect. The package is weather-resistant, tamper-evident, sized for processing through USPS automated equipment and flexible enough to fit in a variety of mail receptacles. It also contains a flat version of the traditional check box that check users can assemble to store checks.

The long-term benefits of this solution will continue to unfold in 2008 and 2009 as the project team continues to make the process lean through automation and additional productivity gains. Our team is also exploring extended and new uses for the technology, process and package.



"This project is a great example of the one Deluxe enterprise strategy at work. Our cross-functional team rose to leadership's speed-to-market challenge with an innovative solution. This year we'll ship millions of check orders using the most secure and cost-effective method in the marketplace. And that's just the beginning."

Brian Boo
Engineering Manager

Gary Meelhause
Principal Project Manager

IT Cost Reductions

Deluxe's Information Technology (IT) group in 2007 delivered significant cost savings compared to 2006 spending levels. We aggressively renegotiated principal partner contracts in the areas of data center management, telecommunications, and hardware and software procurement. These critical relationships are more flexible and transparent than ever before, which allows us to work more productively with these partners to make long-term strategic decisions.

Our right-sourcing strategy also is yielding results. We successfully transitioned more than 80% of our IT maintenance and support needs to our new outsourcing partner. We made the strategic decision to *in-source* our PC support services, which has allowed us to be faster and more responsive to the needs of our internal users at a per-unit cost saving.

The IT group is focused in 2008 and beyond on a highest-value/lowest-cost operating model. We will leverage forward our enhanced vendor partnership strategy. And we are aggressively pursuing further consolidation and virtualization of our enterprise IT infrastructure, including application streamlining and data integration.



"My team needed to renegotiate a contract — mid-term — and business relationship with a key partner. Our enterprise strategy calls for changes in service and cost structure, as well as greater transparency. Today, we are providing better services at a lower cost in an environment that enables us to work with our partner to make cost-value decisions in real time."

Greg Schwab,
Director,
Network Services
and Call Technologies

Knowledge Products Drive Results

Deluxe introduced several new knowledge-based solutions to our FI customers in 2007. Born out of our successful Deluxe Knowledge Exchange℠ Collaboratives, these solutions are driving loyalty, retention and growth for our FI customers. And strong results are helping Deluxe be viewed by FIs as the country's best check provider — *and* as a trusted business partner.

DeluxeCalling℠ is one example of how Deluxe is creating value for our bank and credit union customers. Piloted in 2006 and introduced in 2007, DeluxeCalling leverages our world-class call centers to help FIs increase account depth among new, third-party borrowers. Highly trained Deluxe call center associates place outbound calls on behalf of FI customers with a goal of building relationships — and accounts — with indirect borrowers.

To date, DeluxeCalling program results are outperforming direct mail campaigns 10 to 1. The results of one two-month pilot with a 500,000-plus member credit union were staggering. More than 20% of customers targeted via DeluxeCalling visited a branch, and 40% of those visiting a branch opened at least one additional account. This was up from a 1% branch-visit rate following the FI's own direct mail campaign.

We will expand the power of DeluxeCalling in 2008 by adding "conversion" outbound calling services targeting an FI's small business or retail customers impacted by a merger or acquisition. We are also expanding our pilot opportunities to test and measure highly customized campaigns.



"Our customer care centers are rated world-class — among the best of all call centers in the U.S. It's really exciting for our team to have the opportunity to partner so deeply with our FI customers on programs that are changing the relationships they have with their customers."

Bev Contreras
Outbound Call Associate,
Phoenix Customer Call
Care Center

Ronalda Smith
Team Leader,
Phoenix Customer Call
Care Center

Reinventing Our E-commerce Platform

Deluxe was visionary when it entered the e-commerce marketplace in the 1990s. Today, we generate over $400 million in revenue annually across our e-commerce Web sites and electronic ordering platforms, mostly coming from the personal check businesses.

Deluxe's future Web strategy is focused on delivering high-value, personalized customer experiences. In 2007, Deluxe upgraded and relaunched Deluxe.com. Our E-commerce group championed the selection and implementation of a best-in-class e-tailing and visualization platform. We created and implemented a fully functioning e-tail Web site to test a high-intimacy, go-to-market model for small businesses. And we introduced a new electronic ordering platform to provide unique ordering experiences for our financial institution customers.

Deluxe is focused on and positioned to aggressively acquire and grow profitable customer relationships through its e-commerce channels. Legacy brand Web sites will, over the next 12 to 24 months, be streamlined under the Deluxe master brand. This strategy will create a powerful customer offering by bringing together an expanded, more complete product and service portfolio. Our primary customer sales channels — Web, direct mail and call centers — will be more closely integrated than ever. This will ensure every customer can interact with Deluxe via his or her preferred channels and receive a high-value experience.



"Deluxe's next-generation e-commerce and internet strategy will again make us a leader in creating online experiences designed to delight our customers. These experiences will generate zealous loyalty as we partner with our customers to grow their businesses, and in turn, create loyal customers for them."

Dan Flood
E-marketing Manager

Kelly Larson
Executive Director, E-commerce

direct-to-consumer check supplier and our operating income profile remained strong. We enhanced results through our investments in free-standing insert advertising impressions, and our focus on selling additional products such as holiday greeting cards, stored-value gift cards, and premium-priced features and accessories.

Our focus for 2008 is to continue recapturing share through increased free-standing insert advertising and enhanced internet search engine spend, acquiring and retaining customers, and maximizing the lifetime value of our customers by selling new features and accessories. We are also starting to focus on other products and services, in addition to checks and related accessories, that we can sell directly to consumers. All these efforts should allow our profitability profile to remain within one to two points of our operating margin profile from the last several years.

Unlocking Our Potential

With such exciting opportunities in each of our business segments, we are forging ahead with the next steps in our transformation. We know we must continue to improve near-term results, while at the same time continuing to position the company for long-term success. As we continue our transformation, we need to intensify our innovation, product development, and product launch capabilities. As we reduce our infrastructure costs, we are reinvesting some of these savings in new products, platforms, enablers, and tools.

Our continued reinvention focuses not only on how we can help our customers run and protect their businesses, but also grow their businesses. This focus starts with repositioning Deluxe's brand framework to drive emotional attachment, distinctive customer experiences, and solid proof of our ability to grow loyal customers and strengthen their business performance. We then target customer experience requirements to leverage Deluxe's unique position at the intersection between FIs and the small business customer, reaching more deeply into vertical market segments and expanding relationships based upon growth needs. These verticals include retailers, contractors, professional services providers, banks and credit unions.

Based upon this, in the future, we see more of a transition to two core operating models… a democratization-of-services model and a premier model. Democratization of services involves taking existing higher-cost services and turning them into lower-cost solutions by productizing them for affordability and scale. The premier model provides customized support, expertise, products, and services to a well-defined, small group of customers because the economic return warrants specialized relations and treatment. We are working to define the core elements, required systems, and value propositions of each of these models. This will include creating a cost-effective and flexible infrastructure to support both models. All of these then align to create product and service portfolio expansion opportunities focused on helping our customers grow their businesses. Positioning, products, services, and content will increasingly be tailored to specific vertical market segments. Services will be expanded and aggressively rolled out and functionality enhanced to improve the customer buying experience. We will still be focused on a lean, simplified, stable core business, and this great foundation will allow us to more fully realize the potential of our growth initiatives.

In closing, my sincere thanks to all the people of Deluxe for your unwavering enthusiasm and dedication, to our customers for your loyalty and trust, to our partners for your engagement and commitment, and to our shareholders for your support and confidence on our exciting transformational journey.

We believe our future is bright and that we collectively own our story. 2008 is a pivotal year for Deluxe as we take another positive step in becoming a great company again. We are focusing on our customers, taking steps to prove we can grow revenue while not taking our eyes off of costs, and continuing to improve profitability and operating cash flow. We have the products, people, and a new contemporized brand required to win. We have built a stronger core foundation and now will expand on it in the next steps of our transformation. We know that if we execute these focus areas well on our continued journey, we will unlock more of Deluxe's full potential and create value for our shareholders.

Lee Schram

Lee Schram
Chief Executive Officer

2007 Milestones Build 2008 Momentum

Updated Brand Mark, New Solutions

The groundwork was laid in 2007 for the February 2008 introduction of Deluxe's updated enterprise brand mark. The contemporary, streamlined design reflects our focus on the future, while honoring our heritage and leveraging the equity of our signature red "D." The addition of "Corp" reflects the broadening of our scope beyond checks and our commitment to being the model solutions partner for our 6-million-plus small business and financial institution customers.

The updated brand mark is the first step in Deluxe's migration to a master brand architecture. Extensive research has pointed the organization to a brand framework rooted in the strengths of the Deluxe name. During 2008 and 2009 we will be migrating more than 20 acquired sub-brands to the Deluxe master brand. This move will create long-term brand value, while contributing to enterprise-wide Lean initiatives and cost reductions.

On a parallel path, our Experience and New Solutions Groups are working closer together than ever. Our Experience team works with thousands of financial institution customers to solve industry challenges and share ideas through our Collaboratives and Knowledge Exchange Expos. New solutions, like DeluxeCalling® and the Welcome Home® Tool Kit, are a direct result of our industry-leading experience work.



"In 2008, there will be even greater focus on developing solutions that leverage the learnings from Deluxe's Collaboratives and Knowledge Exchange Expos. We understand customer experience and the needs of the small business and financial institution customers. Leveraging this understanding to develop new customer solutions will be the driving force behind the repositioning of the Deluxe brand."

Laura Radewald
Vice President,
Enterprise Brand

Martie Woods
Chief Experience Officer

Successful Senior Notes Offering

Anticipating the October 1, 2007 maturing of $325 million, 3.25% senior, unsecured notes, Deluxe in May 2007 readied plans to offer $200 million of 7.375% senior, unsecured notes. This was the first time in its 93-year history Deluxe sought to obtain funding as a high-yield issuer of debt.

Deluxe went into the offering with a strong story to tell: three successive quarters of meeting or exceeding our financial commitments and solid evidence that our transformation was gaining traction. Key members of Deluxe's financial leadership team told the company's story to hundreds of institutional bond investors. This class of investors was both enthusiastic and curious about the company's progress on its journey from world-class check printer to model business partner targeting financial institutions, small businesses and consumers.

The bond offering yielded strong response with overwhelming demand from investors. The proceeds provided Deluxe with the financial flexibility to comfortably meet its October repayment obligation while maintaining focus on our business transformation.



"The successful bond offering combined with the company's strong financial performance — including excellent cash flow and credit ratios — put us in a great position to stay focused on our long-term vision for growth."

Jeff Johnson,
Assistant Treasurer

"We now have in place the core product portfolio,

organizational structure and leadership team that will take us through the next phases of our transformation.

"This focus and execution allowed us to report
solid operational and financial performance in 2007."



Lee Schram
Chief Executive Officer

Fellow Shareholders,

2007 was a positive, momentum-building year for Deluxe on our continued transformational journey. We are entering the middle stages of executing our multi-year plan to deliver greater value to our customers and investors. We are focused on our journey and your success — our investors, customers, employees and business partners. The company is fundamentally changing its operating model, aggressively reducing costs and, importantly, starting to invest more heavily in new revenue-expansion activities. We are making strong progress in our transformation from check printer to model business partner for financial institutions, small businesses, and consumers. We are focused on innovation in check printing and cost containment, while driving more of our focus to new revenue sources. We now have in place the core product portfolio, organizational structure, and leadership team that will take us through the next phases of our transformation.

Key 2007 Accomplishments

In 2007, we delivered significant improvement in our operating performance, stabilizing our check revenue base, progressing on new revenue expansion initiatives, achieving significant process improvements and resultant cost reductions, and solidifying our infrastructure for better efficiency. We accomplished all this, while remaining focused on our strong heritage relative to customers, brands and values. We were successful in achieving $90 million in cost and expense reductions in 2007, ahead of our original target of $75 to $82 million, and we expect an additional $70 million of reductions in 2008.

We realigned our sales and marketing operations and refined our channel management structure through process centralization, simplification, and platform and tool consolidation. We made meaningful progress with Lean productivity improvements in manufacturing and indirect spend reductions, completed implementation of an innovative new flat check delivery package, and advanced work on realigning to a common manufacturing platform.

In shared services infrastructure, we significantly reduced the cost of information technology through system utilization, networking, and voice communication efficiencies. We completed the outsourcing of our finance transaction processes, reduced our real estate square footage 12% and streamlined our human resources function. We completed a $200 million debt offering to provide us with additional financial flexibility. We also began to position the company for future revenue growth by laying the initial groundwork for a new e-commerce platform, releasing the new Deluxe.com, expanding full-color and Web-to-print capabilities and piloting many new loyalty, retention, monitoring, and protection solutions.

This focus and execution allowed us to report solid operational and financial performance in 2007, increasing operating income 35% and earnings per share 41% from 2006 levels. The company continued to strengthen its balance sheet, reducing debt more than $171 million and generating $245 million in operating cash flow. We recognize there is still a great deal of work to do, but we made significant progress in 2007, and we are excited about our momentum heading into 2008. Simply stated, our strategy is on track.

Next Steps On Our Journey

Our enterprise focus and strategy is paying off. Leadership is moving the company in the right direction. We are all rallying around "One Deluxe" and this focus has allowed us to improve our performance. We are gaining momentum in achieving process improvements and cost reductions. While our work here continues, we have an improved, more robust infrastructure in place and more stable core check businesses.

These are great foundational pillars to build upon. We will not take our eyes off of costs, but our transformation efforts are now shifting from playing more defense to playing more offense through our heightened focus on revenue expansion initiatives. As part of this shift, the time is now in our transformation to unveil our new corporate brand identity. Our new design maintains the highly recognized and powerful red "D" for Deluxe, while creatively showing a clearer and more open path to Deluxe — one that implies we are easier to do business with and more open to our future.

Four key strategies will guide us further on our journey in 2008. These strategies will advance us from simply leadership in check printing to more customer-facing solutions: focusing on customers, growing revenue, improving business processes, and improving learning and our culture.

We are focusing on our customers with passion and precision, expanding and optimizing product and service offerings. We are shifting our emphasis from more on cost containment to revenue growth by accelerating and building out better value propositions for our customers. Business process improvement remains tantamount to our strategy. We are streamlining, standardizing, and improving innovation and efficiencies in everything we do. Finally, we are committed to building a highly engaged, winning team in a growth culture of continuous improvement with faster speed to market and a stronger sense of urgency and adaptability to change. All these strategies leverage the power of One Deluxe and, at the same time, allow us to improve the performance in each of our segments.

Small Business Services (SBS)

SBS revenue grew in the low single digits, excluding the sale of the industrial packaging product line. Operating income consistently improved throughout 2007 with four solid quarters of double-digit performance as a percent of revenue. We had a strong year of acquiring new customers driven by our Deluxe Business Advantage® Program, continued expansion of custom color products through the Johnson Group acquisition, and announced an exciting partnership with WebsitePros®.

Our focus in 2008 is again on profitable growth. We remain focused on acquiring new customers and increasing our share of wallet, where we believe we can sell more personalized forms and related products, as well as higher-growth solutions, including custom, full-color, digital, Web-to-print, and promotional products. In addition, we see more opportunities to help small businesses grow by expanding our portfolio into marketing services such as logo design, Web site creation, campaign management, mailing and other related services. We are investing heavily the first half of the year to build out stronger e-commerce and vertical segmentation capabilities that we believe will help us drive higher revenue growth in the second half of the year and beyond.

Financial Services (FS)

FS revenues stabilized in 2007 and, despite declining check markets, declined less than 1%. This significant improvement over double-digit declines the last few years was achieved through continued record retention rates and strong new acquisition rates. We continued to simplify our processes and take complexity out of the business while reducing our cost and expense structure, which led to an improvement in operating income. In addition to our strong core check revenue, we made progress in advancing new non-check revenue expansion opportunities in the loyalty, retention, monitoring, and protection spaces. These new initiatives are helping financial institutions (FIs) view Deluxe as much more than just a check provider, but also as a trusted business partner.

Our focus in 2008 is on retaining core check revenue, acquiring new customers, and simplifying our business model, as well as providing loyalty, retention, stored-value gift cards, and monitoring and protection products and services that differentiate us from competitors and make us a more relevant business partner to our FI clients. Some examples include our Deluxe Impressions℠ suite, Welcome Home® Tool Kit, DeluxeCalling℠ and Deluxe ID TheftBlock® — all new loyalty, retention, and monitoring, and protection service offerings.

Direct Checks

Direct Checks revenue also stabilized and declined less than 1% in 2007, a significant improvement over the double-digit declines of the last few years. We fortified our market position by continuing to be the nation's leading

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[x] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2007

Commission file number: 1-7945

DELUXE CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	**41-0216800**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3680 Victoria St. N., Shoreview, Minnesota	**55126-2966**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(651) 483-7111**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $1.00 per share	**New York Stock Exchange**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
✓ Yes __ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
__Yes ✓ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
✓ Yes __ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ✓ Accelerated filer __

Non-accelerated filer __ Smaller reporting company __
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
__Yes ✓ No

The aggregate market value of the voting stock held by non-affiliates of the registrant is $2,106,692,238 based on the last sales price of the registrant's common stock on the New York Stock Exchange on June 29, 2007. The number of outstanding shares of the registrant's common stock as of February 14, 2008, was 51,396,076.

Documents Incorporated by Reference:

1. Portions of our definitive proxy statement to be filed within 120 days after our fiscal year-end are incorporated by reference in Part III.

DELUXE CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

PART I

Item 1. Business.

Deluxe Corporation was incorporated under the laws of the State of Minnesota in 1920. From 1920 until 1988 our company was named Deluxe Check Printers, Incorporated. Our principal corporate offices are located at 3680 Victoria Street North, Shoreview, Minnesota 55126-2966. Our main telephone number is (651) 483-7111.

COMPANY OVERVIEW

Through our industry-leading businesses and brands, we help small businesses and financial institutions better manage, promote, and grow their businesses. We use direct marketing, a North American sales force, financial institution referrals, independent distributors and the internet to provide our customers a wide range of customized products and services: personalized printed items (checks, forms, business cards, stationery, greeting cards, labels, and retail packaging supplies), promotional products and merchandising materials, fraud prevention and marketing services and financial institution customer loyalty and retention programs. We also sell personalized checks, accessories, stored value gift cards and other services directly to consumers.

BUSINESS SEGMENTS

Our business segments include Small Business Services (SBS), Financial Services and Direct Checks. These businesses are generally organized by type of customer and reflect the way we manage the company. Additional information concerning our segments appears under the caption "Note 17: Business segment information" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

Small Business Services

SBS operates under various brands including Deluxe, New England Business Service, Inc. (NEBS®), Safeguard®, McBee®, and RapidForms®. This is our largest segment in terms of revenue and operating income, and we are concentrating on profitably growing this segment. SBS strives to be a leading resource to small businesses by providing personalized products and services that help them manage, promote and grow their businesses. SBS sells business checks, printed forms, promotional products, marketing materials and related services and products to more than six million small business customers in the United States and Canada. Of these customers, four million have ordered our products or services in the last 24 months. Printed forms include billing forms, work orders, job proposals, purchase orders, invoices and personnel forms. We also produce computer forms compatible with accounting software packages commonly used by small businesses. Our stationery, letterhead, envelopes and business cards are produced in a variety of formats and ink colors. Acquisitions in recent years have added capabilities in the custom, full-color digital and web-to-print spaces.

The majority of SBS products are distributed through more than one channel. Our primary channels are direct mail, in which promotional advertising is delivered by mail to small businesses, and financial institution referrals. These efforts are supplemented by the account development efforts of an outbound telemarketing group. We also sell through internet websites, a network of independent local dealers and Safeguard® distributors, as well as our field sales organization that calls directly on small businesses. Customer service for initial order support, product reorders and routine service is provided by a network of call center representatives located throughout the United States and Canada.

Our focus within SBS is to grow revenue and increase operating margin by continuing to implement the following strategies:

- Acquire new customers by leveraging customer referrals that we receive from our financial institution clients and from other marketing initiatives such as direct mail and e-commerce;
- Increase our share of the amount small businesses spend on the products and services in our portfolio;
- Consolidate brands and leverage cross-selling opportunities; and
- Continue to optimize our cost and expense structure.

We are investing in several key enablers to achieve our strategies. These key enablers include improving our e-commerce capabilities, implementing an integrated platform for our various brands, improving our customer analytics and focusing on key vertical segments and improved merchandising. As we focus on these key enablers, we plan to streamline and update our brand structure, as well as transition our sales model to integrate field sales, marketing and customer call centers across the company. We believe this creates more focus on customers, positions us for growth and ensures we are leveraging processes, facilities and resources to our best advantage. We have also introduced a new www.Deluxe.com website which will serve as a platform for improved e-commerce capability, and we have identified significant opportunities to expand sales to our existing customers.

Additionally, the small business customer referrals we receive from our Deluxe Business Advantage℠ program, which provides a fast and simple way for financial institutions to offer expanded personalized service to small businesses, will continue to be an important part of our growth strategy. We have acquired companies which allow us to expand our business in the custom, full color, digital and web-to-print space with our small business customers and we divested a non-strategic product line. Recently, we introduced the Deluxe Marketing Store to offer fast, hassle-free solutions for small businesses. The Deluxe Marketing Store is a website that offers products and services to help small businesses reach their customers, build customer loyalty and promote their business. Small businesses can design and create logos, websites, mailings and other promotional items. The Deluxe Marketing Store is also a resource for small businesses as it contains useful information for growing and managing a small business.

Financial Services

Financial Services sells personal and business checks, check-related products and services, stored value gift cards and customer loyalty, retention and fraud monitoring/protection services to financial institutions. We also offer enhanced services such as customized reporting, file management and expedited account conversion support. Our relationships with specific financial institutions are generally formalized through supply contracts which usually range in duration from three to five years. We serve approximately 7,000 financial institutions in the United States. Consumers and small businesses typically submit their check order to their financial institution, which then forwards the order to us. We process the order and ship it directly to the consumer or small business. Financial Services produces a wide range of check designs, with many consumers preferring one of the dozens of licensed or cause-related designs we offer, including Disney®, Warner Brothers®, Garfield®, Harley-Davidson®, NASCAR®, PGA TOUR, Thomas Kinkade®, Susan G. Komen Breast Cancer Foundation and National Arbor Day Foundation®. Our strategies within Financial Services are as follows:

- Continue to retain core check revenue streams and acquire new customers;
- Provide services and products that differentiate us from the competition and make us a more relevant business partner to our financial institution clients; and
- Continue to simplify our business model and optimize our cost and expense structure.

To achieve our strategies we are leveraging our customer acquisition and loyalty programs, our Deluxe Business Advantage program and enhanced small business customer service. The Deluxe Business Advantage program is designed to maximize financial institution business check programs by offering expanded personalized service to small businesses with a number of service level options.

In our efforts to expand beyond check-related products, we have introduced and continue to pilot several new services that focus on customer loyalty and retention. Two examples are the Welcome Home℠ Tool Kit and the

Deluxe Impressions[SM] products which enable financial institutions to forge strong bonds with new customers, thereby increasing customer loyalty and retention. We also offer Deluxe ID TheftBlock®, a set of fraud monitoring and recovery services that provides assistance to consumers in detecting and recovering from identity theft. We also enhanced our stored value gift card program and launched DeluxeCalling [SM], a service providing a first point of contact with new indirect loan consumers on behalf of our financial institution clients. This service leverages our core competency of call center expertise and provides incremental revenue and increased customer retention for our financial institution clients. Providing products and services that differentiate us from the competition is expected to help offset the decline in check usage and the pricing pressures we are experiencing in our check programs. As such, we are also focused on accelerating the pace at which we introduce new products and services.

In addition to these value-added services, we continue to offer our Knowledge Exchange[TM] Series for financial institution clients through which we host knowledge exchange expos, conduct web seminars and host special industry conference calls, as well as offer specialized publications. Through this program, financial institutions gain knowledge and exposure to thought leaders in areas that most impact their core strategies: client loyalty, small business and retail client strategy, cost management, customer experience and brand enhancement. Our Collaborative initiative, a key component of the Knowledge Exchange Series, enlists a team of leading financial institution executives who meet with us over a one year timeframe to develop and test specific and focused solutions on behalf of the financial services industry. These findings and new strategies or services are then disseminated for the benefit of all our clients. Our Small Business Collaborative initiative grew out of our Knowledge Exchange Series and explored and identified innovative ways for financial institution clients to improve relationships with small businesses. Our current Collaborative is exploring new ways in which financial institutions can improve the customer dispute resolution process in such a way that customer loyalty is enhanced. The findings from our current Collaborative will be disclosed at a conference in May 2008.

In addition to our initiatives to retain customers and introduce new products and services, we continue our efforts to simplify processes, eliminate complexity in this business and lower our cost structure. Our efforts are focused on using lean principles to streamline call center and check fulfillment activities, redesign services into standardized flexible models, eliminate multiple systems and work streams and strengthen our ability to quickly develop and bring new products and services to market.

Direct Checks

Direct Checks is the nation's leading direct-to-consumer check supplier, selling under the Checks Unlimited®, Designer® Checks and Checks.com brand names. Through these brands, we sell personal and business checks and related products and services directly to consumers using direct response marketing and the internet. We estimate the direct-to-consumer personal check printing portion of the payments industry accounts for approximately 15% of all personal checks sold.

We use a variety of direct marketing techniques to acquire new customers, including newspaper inserts, in-package advertising, statement stuffers and co-op advertising. We also use e-commerce strategies to direct traffic to our websites, which include: www.checksunlimited.com, www.designerchecks.com and www.checks.com. Our direct-to-consumer focus has resulted in a total customer base of over 43 million customers, the most in the direct-to-consumer checks marketplace.

Direct Checks competes primarily on price and design. Pricing in the direct-to-consumer channel is generally lower than prices charged to consumers in the financial institution channel. We also compete on design by seeking to offer the most attractive selection of images with high consumer appeal, many of which are acquired or licensed from well-known artists and organizations such as Disney®, Warner Brothers®, Harley Davidson® and Thomas Kinkade®.

Our focus within Direct Checks is to enhance our share of the direct-to-consumer channel by continuing to implement the following strategies:

- Maintain our 2007 level of marketing spend, which was increased from previous years;
- Maximize the lifetime value of customers by selling new features and accessories; and
- Continue to optimize our cost and expense structure.

Beginning in 2007, we increased our advertising circulation of free-standing inserts under a new direct mail advertising contract which will remain in effect for the next several years. This has been an effective form of new customer acquisition in this channel. We also intend to increase the portion of our advertising expense designated for customer retention by utilizing reactivation and e-mail campaigns. We continue to develop improved call center processes, provide additional products to Direct Checks' small business customers and explore other avenues to increase sales to existing customers. In late 2006, we introduced the EZShield™ product, a fraud protection service that provides reimbursement to consumers for forged signatures or endorsements and altered checks. We have also introduced holiday greeting cards and stored value gift cards on our websites.

PRODUCTS AND SERVICES

Revenue, by product, as a percentage of consolidated revenue for the last three years was as follows:

	2007	2006	2005
Checks and related services	65.1%	63.5%	64.7%
Other printed products, including forms	23.7%	22.9%	22.0%
Accessories and promotional products	8.0%	8.2%	8.4%
Packaging supplies and other	3.2%	5.4%	4.9%
Total revenue	100.0%	100.0%	100.0%

We remain one of the largest providers of checks in the United States, both in terms of revenue and the number of checks produced. We provide check printing and related services for approximately 7,000 financial institution clients, as well as personalized checks, related accessories and fraud prevention services directly to millions of small businesses and consumers. Checks and related services account for the majority of the revenue in our Financial Services and Direct Checks segments and represent 48.9%, 46.1% and 44.8% of SBS total revenue in 2007, 2006 and 2005, respectively.

We are a leading provider of printed forms to small businesses, having provided products to more than six million customers over the past five years. Printed forms include billing forms, work orders, job proposals, purchase orders, invoices and personnel forms. We produce computer forms compatible with accounting software packages commonly used by small businesses. Our stationery, letterhead, envelopes and business cards are produced in a variety of formats and ink colors. These items are designed to provide small business owners with the customized documents necessary to efficiently manage their business. We also provide promotional printed items and digital printing services designed to fulfill selling and marketing needs of the small businesses we serve.

MANUFACTURING

We continue to focus on improving the customer experience by providing excellent service and quality, reducing costs and increasing productivity. We accomplish this by embedding lean operating principles in all processes, emphasizing a culture of continuous improvement. Under this approach, employees work together to produce products, rather than working on individual tasks in a linear fashion. Because employees assume more ownership of the end product, the results are improved productivity and lower costs. We continue to see the benefit of these operational efficiencies in our results. The expertise we have developed in logistics, productivity and inventory management has allowed us to reduce our number of production facilities while still meeting client requirements. We closed six check printing facilities in 2004, and in 2006, we closed our Los Angeles, California and Athens, Ohio printing facilities. Aside from our plant consolidations, we continue to seek other innovations to further increase efficiencies and reduce costs. During 2007, we implemented a new flat check package to mitigate the effects on our customers of a postal rate increase, which demonstrates our commitment to innovative solutions.

We have a shared services approach to manufacturing through which our three business segments share manufacturing operations in order to optimize capacity utilization. This allows us to create centers of operational excellence that have a culture of continuous improvement. We have created blended sites to serve a variety of segments, brands and channels. As a result, we continue to reduce costs by utilizing our assets and printing technologies more efficiently and by enabling employees to better leverage their capabilities and talents.

INDUSTRY OVERVIEW

Checks

According to a Federal Reserve study released in December 2007, approximately 33 billion checks are written annually. This includes checks which are converted to automated clearing house (ACH) payments. Checks remain the largest single non-cash payment method in the United States, accounting for approximately 35% of all non-cash payment transactions. This is a reduction from the Federal Reserve Study released in December 2004 when checks accounted for approximately 45% of all non-cash payment transactions. The Federal Reserve estimates that checks written declined approximately four percent per year between 2003 and 2006. According to our estimates, the use of small business checks is declining at a rate of two to four percent per year. The total transaction volume of all electronic payment methods exceeds check payments, and we expect this trend to continue. We believe check usage tends to be fairly resilient to downturns in the economy, so we expect recent economic conditions to have only a minor impact on our personal check businesses in the coming year.

Small Business Customers

The Small Business Administration's Office of Advocacy defines a small business as an independent business having fewer than 500 employees. In 2006, the most recent date for which information is available, it was estimated that there were approximately 27 million small businesses in the United States. This represented approximately 99.7% of all employers. According to the same survey, small businesses employ half of all private sector employees and generated over 60% of net new jobs created each year over the last decade.

The small business market is impacted by general economic conditions and the rate of small business formations. Small business growth continues to parallel the overall economy. The index of small business optimism published by the National Federation of Independent Business (NFIB) in December 2007 continued to be below average. We expect continued economic softness to have some negative impact on our 2008 results, primarily in the first half of the year.

We seek to serve the needs of the small business customer. We design, produce and distribute business checks, forms, envelopes, retail packaging and related products to help them grow and promote their business. The rate checks are used by small businesses has thus far not been impacted as significantly by the use of alternative payment methods. The Formtrac 2006 report from the Document Management Industries Association (DMIA), the most recent data available, indicates that the business check portion of the markets serviced by SBS declined at a rate of two to four percent in 2006. Business forms products are also under pressure. Continual technological improvements have provided small business customers with alternative means to enact and record business transactions. For example, off-the-shelf business software applications and electronic transaction systems have been designed to automate many of the functions performed by business forms products.

Financial Institution Clients

Checks are most commonly ordered through financial institutions. We estimate approximately 85% of all consumer checks are ordered in this manner. Financial institutions include banks, credit unions and other financial services companies. Several developments related to financial institutions have affected the check printing portion of the payments industry:

- Financial institutions seek to maintain the profits they have historically generated from their check programs, despite the decline in check usage. This has put significant pricing pressure on check printers in the past several years.
- Financial institutions continue to consolidate through mergers and acquisitions. Often, the newly-combined entity seeks to reduce costs by leveraging economies of scale in purchasing, including its check supply contracts. This results in check providers competing intensely on price in order to retain not only their previous business with one of the financial institutions, but also to gain the business of the other party in the merger/acquisition.
- Financial institution mergers and acquisitions can also impact the duration of our contracts. Normally, the length of our contracts with financial institutions range from three to five years. However, contracts are sometimes renegotiated or bought out mid-term due to a consolidation of financial institutions.
- Banks, especially larger ones, may request pre-paid product discounts, made in the form of cash incentives, payable at the beginning of a contract. These contract acquisition payments negatively impact check producers' cash flows in the short-term.

The recent turmoil in the financial services industry related to subprime lending activities has not had a significant impact on financial institution check programs.

Consumer Direct Mail Response Rates

Direct Checks and portions of SBS have been impacted by reduced consumer response rates to direct mail advertisements. Our own experience indicates that the decline in our customer response rates is attributable to the decline in check usage and a general decline in direct marketing response rates. We continuously evaluate our marketing techniques to ensure we utilize the most effective and affordable advertising media.

Competition

The small business forms and supplies industry is highly fragmented with many small local suppliers and large national retailers. We believe we are well-positioned in this competitive landscape through our broad customer base, the breadth of our small business product and service offerings, multiple distribution channels, established relationships with our financial institution clients, reasonable prices, high quality and dependable service.

In the small business forms and supplies industry, the competitive factors influencing a customer's purchase decision are breadth of product line, speed of delivery, product quality, price, convenience and customer service. Our primary competitors are office product superstores, local printers, business form dealers, contract stationers and internet-based suppliers. Local printers provide personalization and customization, but typically have a limited variety of products and services, as well as limited printing sophistication. Office superstores offer a variety of products at competitive prices, but provide limited personalization and customization. We are aware of numerous independent companies or divisions of companies offering printed products and business supplies to small businesses through the internet, direct mail, distributors or a direct sales force.

In the check printing portion of the payments industry, we face considerable competition from several other check printers, and we expect competition to remain intense as check usage continues to decline and financial institutions continue to consolidate. We also face competition from check printing software vendors and from internet-based sellers of checks and related products. Moreover, the check product must compete with alternative payment methods, including credit cards, debit cards, automated teller machines and electronic payment systems.

In the financial institution check printing business, the principal factors on which we compete are product and service breadth, price, quality and check merchandising program management. From time to time, some of our check printing competitors have reduced the prices of their products during the selection process in an attempt to gain greater volume. The corresponding pricing pressure placed on us has resulted in reduced profit margins and some shifts of business. Continuing pricing pressure will likely result in additional margin compression. Additionally, product discounts in the form of cash incentives payable to financial institutions upon contract execution have been a practice within the industry since the late 1990's. Both the number of financial institution clients requesting these payments and the size of the payments has fluctuated significantly in recent years. These up-front payments negatively impact check printers' cash flows in the short-term and may result in additional pricing pressure when the financial institution also negotiates greater product discount levels throughout the term of the contract. Beginning in 2006, we sought to reduce the use of up-front product discounts by structuring new contracts with incentives throughout the duration of the contract.

In May 2007, our two primary competitors in the check printing portion of the payments industry merged and are now doing business as Harland Clarke™. As this is a recent merger, the impact, if any, it may have on competition remains uncertain.

Seasonality

General economic conditions have an impact on our business and financial results. From time to time, the markets in which we sell our products and services experience weak economic conditions that may negatively impact revenue. We experience some seasonal trends in the sale of our products. For example, holiday card sales and stored value gift cards typically are stronger in the fourth quarter of the year, and sales of tax forms are stronger in the first quarter of the year.

Raw Materials and Supplies

The principal raw materials used in producing our main products are paper, plastics, ink, cartons and printing plate material, which we purchase from various sources. We also purchase some stock business forms produced by third parties. We believe that we will be able to obtain an adequate supply of materials from current or alternative suppliers.

Governmental Regulation

We are subject to regulations implementing the privacy and information security requirements of the federal financial modernization law known as the Gramm-Leach-Bliley Act (the Act) and other federal regulation and state law on the same subject. These laws and regulations require us to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose these policies to consumers before a customer relationship is established and annually thereafter. Our financial institution clients request various contractual provisions in our supply contracts that are intended to comply with their obligations under the Act and with other privacy and security oriented laws. The regulations require some of our businesses to provide a notice to consumers to allow them the opportunity to have their nonpublic personal information removed from our files before we share their information with certain third parties. The regulations, including the above provision, may limit our ability to use consumer data to pursue certain business opportunities.

Congress and many states have passed and are considering additional laws or regulations that, among other things, restrict the use, purchase, sale or sharing of nonpublic personal information about consumers and business customers. Laws and regulations may be adopted in the future with respect to the internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the internet and/or use of other sales or marketing vehicles. For example, new privacy laws could decrease traffic to our websites, decrease telemarketing opportunities and increase the cost of obtaining new customers. We do not expect that changes to these laws and regulations will have a significant impact on our business in 2008.

Intellectual Property

We rely on a combination of trademark and copyright laws, trade secret and patent protection and confidentiality and license agreements to protect our trademarks, software and other intellectual property. However, intellectual property laws afford limited protection. Third parties may infringe or misappropriate our intellectual property or otherwise independently develop substantially equivalent products or services which do not infringe on our intellectual property rights. In addition, check designs exclusively licensed from third parties account for a portion of our revenue. These license agreements generally average three years in duration. There can be no guarantee that such licenses will be available to us indefinitely or at terms under which we can continue to generate a profit from the sale of licensed products.

EMPLOYEES

As of December 31, 2007, we employed 7,600 employees in the United States and 391 employees in Canada. None of our employees are represented by labor unions, and we consider our employee relations to be good.

AVAILABILITY OF COMMISSION FILINGS

We make available through the Investor Relations section of our website, www.deluxe.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after these items are electronically filed with or furnished to the Securities and Exchange Commission (SEC). These reports can also be accessed via the SEC website, www.sec.gov, or via the SEC's Public Reference Room located at 100 F Street N.E., Washington, D.C. 20549. Information concerning the operation of the SEC's Public Reference Room can be obtained by calling 1-800-SEC-0330.

A copy of this report may be obtained without charge by calling 651-787-1068 or by sending a written request to the attention of Investor Relations, Deluxe Corporation, P.O. Box 64235, St. Paul, Minnesota 55164-0235.

CODE OF ETHICS AND CORPORATE GOVERNANCE GUIDELINES

We have adopted a Code of Ethics and Business Conduct which applies to all of our employees and our board of directors. The Code of Ethics and Business Conduct is available in the Investor Relations section of our website, www.deluxe.com, and also can be obtained free of charge upon written request to the attention of Investor Relations, Deluxe Corporation, P.O. Box 64235, St. Paul, Minnesota 55164-0235. Any changes or waivers of the Code of Ethics and Business Conduct will be disclosed on our website. In addition, our Corporate Governance Guidelines and the charters of the Audit, Compensation, Corporate Governance and Finance Committees of our board of directors are available on our website or upon written request.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are elected by the board of directors each year. The following summarizes our executive officers and their positions.

Name	Age	Present Position	Executive Officer Since
Anthony Scarfone	46	Senior Vice President, General Counsel and Secretary	2000
Luann Widener	50	Senior Vice President, Chief Sales and Marketing Officer for Financial Institutions and Small Businesses	2003
Terry Peterson	43	Vice President, Investor Relations and Chief Accounting Officer	2005
Leanne Branham	44	Vice President, Fulfillment	2006
Mike Degeneffe	43	Chief Information Officer	2006
Richard Greene	43	Senior Vice President, Chief Financial Officer	2006
Lynn Koldenhoven	41	Vice President, Sales and Marketing Direct-to-Consumer	2006
Lee Schram	46	Chief Executive Officer	2006
Jeff Stoner	44	Senior Vice President, Human Resources	2006

Anthony Scarfone joined us in September 2000 as senior vice president, general counsel and secretary.

Luann Widener was named chief sales and marketing officer for financial institutions and small businesses in October 2006. From March 2006 until October 2006, Ms. Widener was senior vice president, president of manufacturing shared services, supply chain and Financial Services. From June 2003 to March 2006, Ms. Widener served as senior vice president, human resources and in December 2005, she assumed responsibility for our manufacturing and supply chain operations. From July 2000 to June 2003, Ms. Widener served as vice president of manufacturing operations for our Financial Services segment.

Terry Peterson was named vice president of investor relations in October 2006. From May 2006 to September 2006, Mr. Peterson served as interim Chief Financial Officer and was named chief accounting officer in March 2005. Mr. Peterson joined us in September 2004 and served as director of internal audit until March 2005. From August 2002 until August 2004, Mr. Peterson was vice president and controller of the GCS Services Division of Ecolab, Inc., a worldwide developer and marketer of premium cleaning and sanitation products.

Leanne Branham was named vice president, fulfillment in October 2006. From July 2004 to October 2006, Ms. Branham served as vice president of manufacturing shared services and from July 2003 to June 2004, Ms. Branham was vice president of manufacturing for Financial Services. From May 2001 to July 2003, Ms. Branham served as director of marketing for Direct Checks.

Mike Degeneffe joined us as chief information officer in October 2006. From September 2000 to October 2006, Mr. Degeneffe was employed by Residential Funding Corporation, a business unit of General Motors Acceptance Corporation (GMAC), where he served as chief information officer and enterprise chief technology officer from September 2004 to October 2006 and as managing director and enterprise chief information officer from April 2001 to September 2004.

Richard Greene joined us as senior vice president, chief financial officer in October 2006. From April 2005 to April 2006, Mr. Greene served as chief financial officer of the plastics and adhesives segment of Tyco International Ltd., which was renamed Covalence Specialty Materials Corp. upon divestiture. From October 2003 to April 2005, Mr. Greene was vice president and chief financial officer of the Tyco Plastics unit of Tyco International Ltd. From July 1999 to October 2003, Mr. Greene held various finance leadership positions at wholly-owned subsidiaries of Honeywell International Inc., a diversified technology and manufacturing company.

Lynn Koldenhoven was named vice president, sales and marketing direct-to-consumer in October 2006. Prior to this, Ms. Koldenhoven held a variety of positions within Direct Checks, including: interim vice president from February 2006 to October 2006, executive director of marketing from March 2004 to January 2006, director of core marketing from July 2003 to March 2004 and manager of checks manufacturing from May 2001 to July 2003.

Lee Schram joined us as chief executive officer in May 2006. From March 2003 to April 2006, Mr. Schram served as senior vice president of the Retail Solutions Division of NCR Corporation (NCR), a leading global technology company. From January 2002 to March 2003, Mr. Schram was vice president and general manager, payment solutions of the Financial Services Division of NCR. From September 2000 to January 2002, Mr. Schram served as chief financial officer of the Retail and Financial Group of NCR.

Jeff Stoner was named senior vice president, human resources in March 2006. Mr. Stoner joined us in November 2003 and served as vice president of organizational effectiveness until March 2006. From June 2001 until November 2003, Mr. Stoner was a vice president for the global product business unit of Personnel Decisions International, Inc., a human resources consulting firm.

Item 1A. Risk Factors.

Our business, consolidated results of operations, financial condition and cash flows could be adversely affected by various risks and uncertainties. These risks include, but are not limited to, the principal factors listed below and the other matters set forth in this Annual Report on Form 10-K. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business, results of operations and financial condition. You should carefully consider all of these risks.

The check printing portion of the payments industry is mature and, if check usage declines faster than expected, it could have a materially adverse impact on our operating results.

Check printing is, and is expected to continue to be, an essential part of our business, representing 65.1% of our consolidated revenue in 2007. We primarily sell checks for personal and small business use and believe that there will continue to be a substantial demand for these checks for the foreseeable future. However, the total number of checks written in the United States has been in decline since the mid-1990s. According to our estimates, the total number of checks written by individuals has continued to decline approximately four to five percent each year and checks written by small businesses have declined two to four percent each year over the past three years. We believe that the number of checks written will continue to decline due to the increasing use of alternative payment methods, including credit cards, debit cards, automated teller machines, direct deposit and electronic and other bill paying services. However, the rate and the extent to which alternative payment methods will achieve acceptance and replace checks, whether as a result of legislative developments, personal preference or otherwise, cannot be predicted with certainty. A surge in the popularity of any of these alternative payment methods, or our inability to successfully offset the decline in check usage with other sources of revenue, could have a material adverse effect on our business, results of operations and prospects.

We face intense competition in all areas of our business.

Although we are one of the leading check printers in the United States, we face considerable competition. In addition to competition from alternative payment systems, we also face intense competition from another check printer in our traditional financial institution sales channel, from direct mail sellers of personal checks, from sellers of business checks and forms, from check printing software vendors and from internet-based sellers of checks to individuals and small businesses. Additionally, low price, high volume office supply chain stores offer standardized business forms, checks and related products to small businesses. We can provide no assurance that we will be able to compete effectively against current and future competitors. Continued competition could result in additional price reductions, reduced profit margins, loss of customers and an increase in up-front cash payments to financial institutions upon contract execution or renewal.

In May 2007, our two primary competitors in the check printing portion of the payments industry merged and are now doing business as Harland Clarke™. As this is a recent merger, the impact, if any, it may have on competition remains uncertain.

We may not be successful at implementing our growth strategies within Small Business Services.

We continue to execute strategies intended to drive sustained growth within Small Business Services. We continue to promote our Deluxe Business Advantage[SM] program and intend to expand sales to new and existing customers, develop models to tailor our marketing approach to each customer and further integrate our field sales, marketing and call center functions across the company. We continue to assess our branding strategy and improve our ecommerce and merchandising strategies. All of these initiatives have required and will continue to require investment. Small Business Services revenue increased in 2007, as compared to 2006, excluding the impact of the sale of our industrial packaging product line in January 2007. We can provide no assurance that our growth strategies will continue to be successful in the long-term and result in a positive return on our investment.

Our ability to reduce costs is critical to our success.

We intend to continue to reduce expenses, primarily within our shared services functions. We also expect to continue to simplify our business processes and reduce our cost and expense structure. These initiatives have required and will continue to require up-front expenditures related to items such as redesigning and streamlining processes, consolidating information technology platforms, standardizing technology applications and improving real estate utilization. We can provide no assurance that we will achieve our anticipated cost reductions or that we will do so without incurring unexpected or greater than anticipated expenditures. Moreover, we may find that we are unable to achieve our business simplification and cost reduction goals without disruption to our business and as a result, we may choose to delay or forego certain cost reductions as business conditions require.

Consolidation among financial institutions has, and may continue to, adversely affect the pricing of our products and may result in the loss of clients.

The number of financial institutions has declined due to consolidation in the financial services industry. Margin pressures arise from such consolidation as merged entities seek to reduce costs by leveraging economies of scale, including their check supply contracts. The increase in general negotiating leverage possessed by such consolidated entities has resulted in contracts which are not as favorable to us as those historically negotiated with these clients, and in some cases, has resulted in the loss of clients to competitors. Although we devote considerable effort toward the development of a competitively-priced, high-quality suite of products and services for the financial services industry, there can be no assurance that significant financial institution clients will be retained or that the loss of a significant client can be offset through the addition of new clients or by expanded sales to our remaining clients.

Continuing softness in direct mail response rates could have a further adverse impact on our operating results.

Our Direct Checks segment and portions of our Small Business Services segment have experienced declines in response and retention rates related to direct mail promotional materials. We believe that media response rates are declining across a wide variety of products and services. Additionally, we believe that our declines are attributable to the general decline in check usage and the gradual obsolescence of standardized forms products. To offset these impacts, we continue to modify our marketing and sales efforts. We may not succeed in offsetting the decline in response rates, even with additional marketing and sales efforts.

The profitability of our Direct Checks segment depends in large part on our ability to secure adequate advertising media placements at acceptable rates, as well as the consumer response rates generated by such advertising. We can provide no assurance regarding the future cost, effectiveness and/or availability of suitable advertising media. Consumers may not continue to respond to such advertising at the same rates, and competitive pressure may inhibit our ability to reflect increased costs in the prices of our products. We may not be able to sustain our current levels of profitability in this situation.

Small Business Services' standardized business forms and related products face technological obsolescence and changing customer preferences.

Continual technological improvements have provided small business customers with alternative means to enact and record business transactions. For example, because of the lower price and higher performance capabilities of personal computers and related printers, small businesses now have an alternate means to print many business forms. Additionally, electronic transaction systems and off-the-shelf business software applications have been designed to automate many of the functions performed by business forms products. If small business preferences change rapidly and we are unable to develop new products and services with comparable profit margins, our results of operations could be adversely affected.

We face uncertainty with respect to recent and future acquisitions.

We acquired the Johnson Group in October 2006 and All Trade Computer Forms, Inc. in February 2007 with the intent to expand our business with custom, full-color, digital and web-to-print capabilities. The integration of any acquisition involves numerous risks, including: difficulties in assimilating operations and products; diversion of management's attention from other business concerns; potential loss of key employees; potential exposure to unknown liabilities; and possible loss of our clients and customers or the clients and customers of the acquired businesses. One or more of these factors could impact our ability to successfully integrate an acquisition and could negatively affect our results of operations.

With regards to future acquisitions, we cannot predict whether suitable acquisition candidates can be acquired on acceptable terms or whether any acquired products, technologies or businesses will contribute to our revenue or earnings to any material extent. Significant acquisitions typically result in additional contingent liabilities or debt and/or additional amortization expense related to acquired intangible assets, and thus, could adversely affect our business, results of operations and financial condition.

The cost and availability of materials, delivery services and energy could adversely affect our operating results.

We are subject to risks associated with the cost and availability of paper, plastics, ink, other raw materials, delivery services and energy. Postal rates increased in 2007 and fuel costs have continued to increase over the past several years. Competitive pressures and/or contractual arrangements inhibit our ability to reflect increased costs in the prices of our products.

Paper costs represent a significant portion of our materials cost. Historically, we have not been negatively impacted by paper shortages because of our relationships with various paper suppliers. However, we can provide no assurance that we will be able to purchase sufficient quantities of paper if such a shortage were to occur. Additionally, we depend upon third party providers for delivery services. Events resulting in the inability of these service providers to perform their obligations, such as extended labor strikes, could adversely impact our results of operations by requiring us to secure alternate providers at higher costs.

Forecasts involving future results reflect various assumptions that may prove to be incorrect.

From time to time, we make predictions or forecasts regarding our future results, including, but not limited to, forecasts regarding estimated revenue, earnings, earnings per share or operating cash flow. Any forecast regarding our future performance reflects various assumptions which are subject to significant uncertainties, and, as a matter of course, may prove to be incorrect. Further, the achievement of any forecast depends on numerous factors which are beyond our control. As a result, we cannot assure you that our performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. You are cautioned not to base your entire analysis of our business and prospects upon isolated predictions, and are encouraged to use the entire mix of historical and forward-looking information made available by us, and other information affecting us and our products and services, including the factors discussed here.

In addition, independent analysts periodically publish reports regarding our projected future performance. The methodologies we employ in arriving at our own internal projections and the approaches taken by independent analysts in making their estimates are likely different in many significant respects. We expressly disclaim any responsibility to advise analysts or the public markets of our views regarding the accuracy of the published estimates of independent analysts. If you are relying on these estimates, you should pursue your own investigation and analysis of their accuracy and the reasonableness of the assumptions on which they are based.

General economic conditions within the United States could have an adverse effect on our operating results.

The rate of small business formations, small business confidence, consumer spending and employment levels, as well as higher fuel costs, all have an impact on our businesses. We estimate that lower than average small business optimism and a decline in small business formations negatively impacted our results of operations in Small Business Services in the latter half of 2007, and we expect this trend to continue into the first half of 2008. Although consumer spending and employment levels both trended negatively during the last half of 2007, we did not experience a significant negative impact in our personal check businesses. A prolonged downturn in general economic conditions could result in additional declines in our revenue and profitability. In addition, the recent turmoil in the financial services industry related to subprime lending activities may cause financial institutions to seek additional concessions from their vendors.

Security breaches involving customer data, or the perception that e-commerce is not secure, could adversely affect our reputation and business.

We rely on various security procedures and systems to ensure the secure storage and transmission of data. Computer networks and the internet are, by nature, vulnerable to unauthorized access. We cannot provide assurance that misuse of new technologies or advances in criminal capabilities will not compromise or breach our security procedures and systems resulting in unauthorized access and/or use of customer data, including consumers' nonpublic personal information. A security breach could damage our reputation, deter clients and consumers from ordering our products and result in claims against us. If we are unsuccessful in defending a lawsuit regarding security breaches, we may be forced to pay damages which could have an adverse effect on our operating results. Additionally, general publicity regarding security breaches at other companies could lead to the perception among the general public that e-commerce is not secure. This could decrease traffic to our websites and foreclose future business opportunities.

We may be unable to protect our rights in intellectual property.

We rely on a combination of trademark and copyright laws, trade secret and patent protection, and confidentiality and license agreements to protect our trademarks, software and other intellectual property. Despite our efforts to protect our intellectual property, third parties may infringe or misappropriate our intellectual property or otherwise independently develop substantially equivalent products and services which do not infringe on our intellectual property rights. We may be required to spend significant resources to protect our trade secrets and monitor and police our intellectual property rights. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete. In addition, check designs exclusively licensed from third parties account for a portion of our revenue. These license agreements generally average three years in duration. There can be no guarantee that such licenses will be available to us indefinitely or at terms under which we can continue to generate a profit from the sale of licensed products.

We are dependent upon third party providers for certain significant information technology needs.

We have entered into agreements with third party providers for information technology services, including telecommunications and network server services. In the event that one or more of these providers is not able to provide adequate or timely information technology services, we could be adversely affected. Although we believe that information technology services are available from numerous sources, a failure to perform by one or more of our service providers could cause a disruption in our business while we obtain an alternative source of supply. In addition, the use of substitute third party providers could result in increased expense.

Legislation relating to consumer privacy protection could limit or harm our business.

We are subject to regulations implementing the privacy and information security requirements of the federal financial modernization law known as the Gramm-Leach-Bliley Act and other federal regulation and state law on the same subject. These laws and regulations require us to develop, implement and maintain policies and procedures to protect the security and confidentiality of consumers' nonpublic personal information and to disclose these policies to consumers before a customer relationship is established and annually thereafter. These regulations could have the effect of limiting business initiatives.

We are unable to predict whether more restrictive legislation or regulation will be adopted in the future. Any future legislation or regulation, or the interpretation of existing legislation or regulation, could have a negative impact on our business, results of operations or prospects. Laws and regulations may be adopted in the future with respect to the internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the internet and/or use of other sales or marketing vehicles. For example, new privacy laws could decrease traffic to our websites, decrease telemarketing opportunities and increase the cost of obtaining new customers.

If we are unable to attract and retain key personnel and other qualified employees, our business could suffer.

Our success at efforts to grow our business and reduce costs depends on the contributions and abilities of key executives, operating officers and other personnel. If we are unable to retain our existing employees and attract qualified personnel, we may not be able to manage our business effectively. Competition for employees in fields such as information technology, finance, sales, product management and customer service is intense, and we can provide no assurance that we will be successful in attracting and retaining such personnel.

We may be subject to sales and other taxes which could have an adverse effect on our business.

In accordance with current federal, state and local tax laws, we currently collect sales, use or other similar taxes in state and local jurisdictions where our businesses have a physical presence. One or more state or local jurisdiction may seek to impose sales tax collection obligations on out-of-state companies which engage in remote or online commerce. Further, tax law and the interpretation of constitutional limitations thereon are subject to change. In addition, any new operations in states where we do not currently have a physical presence could subject shipments of goods by our direct-to-consumer businesses into such states to sales tax under current or future laws. If one or more state or local jurisdiction successfully asserts that we must collect sales or other taxes beyond our current practices, it could have a material, adverse affect on our business.

We may be subject to environmental risks.

Our printing facilities are subject to many federal and state regulations designed to protect the environment. We have sold former printing facilities to third parties and in some instances, have agreed to indemnify the buyer of the facility for certain environmental liabilities. We believe that, based on current information, we will not be required to incur additional material, uninsured expense with respect to our sites, but unforeseen conditions could result in additional liability and expense.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive office is an owned property located in Shoreview, Minnesota. Aside from small sales offices, we occupy 33 facilities throughout the United States and three facilities in Canada where we conduct printing and fulfillment, call center and administrative functions. These facilities are either owned or leased and have a combined floor space of approximately 2.9 million square feet. We believe that our properties are sufficiently maintained and are adequate and suitable for our business needs as presently conducted.

Item 3. Legal Proceedings.

We are involved in routine litigation incidental to our business, but there are no material pending legal proceedings to which we are a party or to which any of our property is subject.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the New York Stock Exchange under the symbol DLX. Dividends are declared by our board of directors on a current basis and therefore, may be subject to change in the future, although we currently have no plans to change our $0.25 per share quarterly dividend amount. As of December 31, 2007, the number of shareholders of record was 8,020. The table below shows the per share closing price ranges of our common stock for the past two fiscal years as quoted on the New York Stock Exchange, as well as the quarterly dividend amount for each period.

	Dividend	Stock price High	Stock price Low	Stock price Close
2007				
Quarter 4	$ 0.25	$ 40.86	$ 28.93	$ 32.89
Quarter 3	0.25	42.49	28.56	36.84
Quarter 2	0.25	44.95	33.38	40.61
Quarter 1	0.25	33.95	25.13	33.53
2006				
Quarter 4	$ 0.25	$ 25.77	$ 17.00	$ 25.20
Quarter 3	0.25	18.15	12.98	17.10
Quarter 2	0.40	26.65	17.48	17.48
Quarter 1	0.40	31.56	23.35	26.17

The following table shows purchases of our own equity securities, based on trade date, which we completed during the fourth quarter of 2007.

Issuer Purchases of Equity Securities

Period	Total number of shares (or units) purchased	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
October 1, 2007 – October 31, 2007	—	$ —	—	7,797,200
November 1, 2007 – November 30, 2007	200,000	32.52	200,000	7,597,200
December 1, 2007 – December 31, 2007	59,000	29.92	59,000	7,538,200
Total	259,000	$31.92	259,000	7,538,200

In August 2003, our board of directors approved an authorization to purchase up to 10 million shares of our common stock. This authorization has no expiration date and we may purchase additional shares under this authorization in the future.

While not considered repurchases of shares, we do at times withhold shares that would otherwise be issued under equity-based awards to cover the withholding taxes due as a result of the exercising or vesting of such awards. During the fourth quarter of 2007, we withheld 2,859 shares in conjunction with the vesting and exercise of equity-based awards.

Absent certain defined events of default under our debt instruments, and as long as our ratio of earnings before interest, taxes, depreciation and amortization to interest expense is in excess of two to one, our debt covenants do not restrict our ability to pay cash dividends at our current rate.

The table below compares the cumulative total shareholder return on our common stock for the last five fiscal years with the cumulative total return of the S&P 400 MidCap Index and the Dow Jones Support Services (DJUSIS) Index (the "New Peer Group" Index). In the previous year, we presented a peer group of companies which were chosen due to their similar lines of business. This peer group of companies was comprised of the following: Banta Corporation, Bowne & Company, Inc., Cenveo, Inc., John H. Harland Company, RR Donnelley & Sons Company, Reynolds & Reynolds Company and The Standard Register Company (the "Old Peer Group" Index). Three of the companies included in the Old Peer Group Index were no longer publicly traded as of December 31, 2007. As such, the Old Peer Group Index reflected in the table below includes all of the companies in the Old Peer Group Index through December 31, 2006 and excludes Banta Corporation, John H. Harland Company and Reynolds & Reynolds Company in 2007. We selected the New Peer Group Index for comparison as it is a broader index which reflects our current competitive landscape as well as the potential future competitive landscape.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100*
December 2007



$240
$180
$120
$60
$0
2002
2003
2004
2005
2006
2007
DELUXE CORP
S&P 400 MidCap Index - Total Return
Dow Jones US Support Services Index - New Peer Group
Old Peer Group

* The graph assumes that $100 was invested on December 31, 2002 in each of Deluxe common stock, the S&P 400 MidCap Index, the DJUSIS Index and the Old Peer Group Index, and that all dividends were reinvested. The Old Peer Group Index is weighted by market capitalization.

Item 6. Selected Financial Data.

The following table shows certain selected financial data for the five years ended December 31, 2007. This information should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operation* appearing in Item 7 of this report and our consolidated financial statements appearing in Item 8 of this report.

(dollars and orders in thousands, except per share and per order amounts)	2007	2006	2005	2004	2003
Statement of Income Data:					
Revenue[1] $	1,606,367 $	1,639,654 $	1,716,294 $	1,567,015 $	1,242,141
As a percentage of revenue:					
Gross profit	63.5%	62.6%	64.6%	65.8%	65.7%
Selling, general and administrative expense	47.1%	48.1%	46.8%	43.6%	40.0%
Operating income[2]	16.7%	12.1%	17.8%	22.2%	25.7%
Operating income[2] $	267,545 $	198,299 $	304,839 $	347,912 $	318,921
Income from continuing operations[2]	143,515	100,558	157,963	198,648	192,472
Per share – basic	2.79	1.97	3.12	3.96	3.53
Per share – diluted	2.76	1.95	3.10	3.93	3.49
Cash dividends per share	1.00	1.30	1.60	1.48	1.48
Balance Sheet Data:					
Cash and marketable securities	21,615	11,599	6,867	15,492	2,968
Return on average assets	11.6%	7.5%	10.8%	19.2%	31.2%
Total assets $	1,210,755 $	1,267,132 $	1,425,875 $	1,499,079 $	562,960
Long-term obligations[3]	776,840	903,121	954,164	980,207	381,694
Total debt	844,040	1,015,781	1,166,510	1,244,207	594,944
Statement of Cash Flows Data:					
Net cash provided by operating activities of continuing operations	244,716	239,341	178,279	307,591	181,467
Net cash used by investing activities of continuing operations	(10,971)	(33,174)	(55,917)	(670,837)	(24,883)
Net cash (used) provided by financing activities of continuing operations	(224,890)	(204,587)	(142,816)	369,963	(278,471)
Purchases of capital assets	(32,328)	(41,324)	(55,653)	(43,817)	(22,034)
Payments for acquisitions, net of cash acquired	(2,316)	(16,521)	(2,888)	(624,859)	—
Payments for common shares repurchased	(11,288)	—	—	(26,637)	(507,126)
Other Data (continuing operations):					
Orders[4]	64,856	64,783	65,189	76,276	77,347
Revenue per order $	24.77 $	25.31 $	26.33 $	20.54 $	16.06
Number of employees	7,991	8,813	8,720	8,957	5,805
Number of printing/fulfillment facilities	23	24	21	20	14
Number of call center facilities	14	17	18	18	7

(1) Our results of operations for the years ended December 31, 2007, 2006, 2005 and 2004 were impacted by the acquisition of New England Business Service, Inc. (NEBS) on June 25, 2004. NEBS contributed revenue of $671.2 million in 2005 and $363.2 million in 2004. We are not able to quantify NEBS revenue for 2007 or 2006 or its contribution to operating income because of its integration with our other businesses.

(2) Our results of operations for the years ended December 31, 2007, 2006, 2005 and 2004 were impacted by the adoption of the fair value method of accounting for share-based compensation outlined in Statement of Financial Accounting Standards (SFAS) No. 123(R), *Share-Based Payment*, for 2007 and 2006 and SFAS No. 123, *Accounting for Stock-Based Compensation*, for 2005 and 2004. During 2003, we recorded expense for our restricted stock and restricted stock unit awards and our employee stock purchase plan in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Expense recognized for share-based compensation in each year was as follows: 2007 - $13,533; 2006 - $6,191; 2005 - $7,003; 2004 - $12,248; 2003 - $954.

(3) Long-term obligations include both the current and long-term portions of our long-term debt obligations, including capital leases.

(4) Orders is our company-wide measure of volume. When portions of a customer order are on back-order, one customer order may be fulfilled via multiple shipments. Generally, an order is counted when the last item ordered is shipped to the customer.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

EXECUTIVE OVERVIEW

Our business is organized into three segments: Small Business Services, Financial Services and Direct Checks. Our Small Business Services segment generated 58.4% of our consolidated revenue for 2007. This segment sells business checks, printed forms, promotional products, marketing materials and related services and products to more than six million small businesses and home offices through financial institution referrals, direct response marketing, sales representatives, independent distributors and the internet. Of the more than six million customers we have served in the past five years, four million have ordered our products or services in the last 24 months. Our Financial Services segment generated 28.5% of our consolidated revenue for 2007. This segment sells personal and business checks, check-related products and services, stored value gift cards and customer loyalty, retention and fraud monitoring/protection services to approximately 7,000 financial institution clients nationwide, including banks, credit unions and financial services companies. Our Direct Checks segment generated 13.1% of our consolidated revenue for 2007. This segment is the nation's leading direct-to-consumer check supplier, selling under the Checks Unlimited®, Designer® Checks and Checks.com brand names. Through these brands, we sell personal and business checks and related products and services directly to consumers using direct response marketing and the internet. We operate primarily in the United States. Small Business Services also has operations in Canada.

Our net income for 2007, as compared to 2006, benefited from the following:

- Various cost reductions from previously announced management initiatives to reduce our cost structure, primarily within information technology, sales and marketing, and manufacturing;
- Lower amortization expense and project costs related to a software project written-off in the second quarter of 2006;
- Additional revenue in Direct Checks from selling additional premium features and services, as well as a weather-related backlog from the last week of December 2006;
- Lower net restructuring charges in 2007, as compared to 2006;
- Lower amortization of acquisition-related intangible assets within Small Business Services, as certain of the assets are amortized using accelerated methods; and
- An increase in order volume for Financial Services, as compared to 2006, due to net client gains and financial institution conversion activity.

These benefits were partially offset by the following:

- Higher performance-based employee compensation;
- Lower order volume for our Direct Checks segment; and
- Lower revenue per order for our Financial Services segment.

Further, our results for 2006 included a non-cash, pre-tax asset impairment loss of $44.7 million, an $11.0 million pre-tax gain on the termination of an underperforming outsourced payroll services contract and a $4.6 million net pre-tax gain on facility sales.

In May 2007, we issued $200.0 million of 7.375% senior, unsecured notes maturing on June 1, 2015. Proceeds from the offering, net of offering costs, were $196.3 million. These proceeds were used to repay amounts drawn on our credit facility and to invest in marketable securities. On October 1, 2007, we used proceeds from liquidating all of our marketable securities and certain cash equivalents, together with a $120.0 million advance on our credit facilities, primarily to repay $325.0 million of 3.5% unsecured notes, plus accrued interest. Further information regarding our debt can be found under the caption "Note 13: Debt" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

Our Strategies

Small Business Services – Our focus within Small Business Services is to grow revenue and increase operating margin by continuing to implement the following strategies:

- Acquire new customers by leveraging customer referrals that we receive from our financial institution clients and from other marketing initiatives such as direct mail and e-commerce;
- Increase our share of the amount small businesses spend on the products and services in our portfolio;
- Consolidate brands and leverage cross-selling opportunities; and
- Continue to optimize our cost and expense structure.

We are investing in several key enablers to achieve our strategies. These key enablers include improving our e-commerce capabilities, implementing an integrated platform for our various brands, improving our customer analytics and focusing on key vertical segments and improved merchandising. As we focus on these key enablers, we plan to streamline and update our brand structure, as well as transition our sales model to integrate field sales, marketing and customer call centers across the company. We believe this creates more focus on customers, positions us for growth and ensures we are leveraging processes, facilities and resources to our best advantage. We have also introduced a new www.Deluxe.com website which will serve as a platform for improved e-commerce capability, and we have identified significant opportunities to expand sales to our existing customers.

Additionally, the small business customer referrals we receive from our Deluxe Business Advantage℠ program, which provides a fast and simple way for financial institutions to offer expanded personalized service to small businesses, will continue to be an important part of our growth strategy. With the acquisition of the Johnson Group in October 2006 and All Trade Computer Forms, Inc. in January 2007, we have acquired companies which allow us to expand our business in the custom, full color, digital and web-to-print space with our small business customers. Further information regarding these acquisitions can be found under the caption "Note 4: Acquisitions and disposition" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report. We divested a non-strategic product line in January 2007 when we completed the sale of our industrial packaging product line for $19.2 million, realizing a pre-tax gain of $3.8 million. This business generated revenue of approximately $51 million in 2006. This sale did not have a significant impact on earnings or operating cash flow.

Recently, we introduced the Deluxe Marketing Store to offer fast, hassle-free solutions for small businesses. The Deluxe Marketing Store is a website that offers products and services to help small businesses reach their customers, build customer loyalty and promote their business. Small businesses can design and create logos, websites, mailings and other promotional items. The Deluxe Marketing Store is also a resource for small businesses as it contains useful information for growing and managing a small business.

Financial Services – Our strategies within Financial Services are as follows:

- Continue to retain core check revenue streams and acquire new customers;
- Provide services and products that differentiate us from the competition and make us a more relevant business partner to our financial institution clients; and
- Continue to simplify our business model and optimize our cost and expense structure.

To achieve our strategies we are leveraging our customer acquisition and loyalty programs, our Deluxe Business Advantage program and enhanced small business customer service. The Deluxe Business Advantage program is designed to maximize financial institution business check programs by offering expanded personalized service to small businesses with a number of service level options.

In our efforts to expand beyond check-related products, we have introduced and continue to pilot several new services that focus on customer loyalty and retention. Two examples are the Welcome Home℠ Tool Kit and the Deluxe Impressions℠ products which enable financial institutions to forge strong bonds with new customers, thereby increasing customer loyalty and retention. We also offer Deluxe ID TheftBlock®, a set of fraud monitoring and recovery services that provides assistance to consumers in detecting and recovering from identity theft. We also enhanced our stored value gift card program and launched DeluxeCalling℠, a service providing a first point of contact with new indirect loan consumers on behalf of our financial institution clients. This service leverages our core competency of call center expertise and provides incremental revenue and increased customer retention for our financial institution clients. Providing products and services that differentiate us from the competition is expected to help offset the decline in check usage and the pricing pressures we are experiencing in our check programs. As such, we are also focused on accelerating the pace at which we introduce new products and services. In addition to these value-added services, we continue to offer our Knowledge Exchange™ Series, a suite of resources and events for our financial institution clients focused on the customer experience.

In addition to our initiatives to retain customers and introduce new products and services, we continue our efforts to simplify processes, eliminate complexity in this business and lower our cost structure. Our efforts are focused on using lean principles to streamline call center and check fulfillment activities, redesign services into standardized flexible models, eliminate multiple systems and work streams and strengthen our ability to quickly develop and bring new products and services to market.

Direct Checks – Our focus within Direct Checks is to enhance our share of the direct-to-consumer channel by continuing to implement the following strategies:

- Maintain our 2007 level of marketing spend, which was increased from previous years;
- Maximize the lifetime value of customers by selling new features and accessories; and
- Continue to optimize our cost and expense structure.

Beginning in 2007, we increased our advertising circulation of free-standing inserts under a new direct mail advertising contract which will remain in effect for the next several years. This has been an effective form of new customer acquisition in this channel. We also intend to increase the portion of our advertising expense designated for customer retention by utilizing reactivation and email campaigns. We continue to develop improved call center processes, provide additional products to Direct Checks' small business customers and explore other avenues to increase sales to existing customers. In late 2006, we introduced the EZShield™ product, a fraud protection service that provides reimbursement to consumers for forged signatures or endorsements and altered checks. We have also introduced holiday greeting cards and stored value gift cards on our websites.

Cost Reduction Initiatives

We are pursuing aggressive cost reduction and business simplification initiatives, including: reducing shared services infrastructure costs; streamlining our call center and check fulfillment activities; eliminating system and work stream redundancies; and strengthening our ability to quickly develop new products and services and bring them to market. We believe significant cost reduction opportunities exist in the reduction of stock keeping units (SKUs), the standardization of products and services and improvements in sourcing third-party goods and services. These opportunities collectively are expected to reduce our annual cost structure by at least $225 million, net of required investments, by the end of 2009. The baseline for these anticipated savings is the annual diluted earnings per share guidance for 2006 of $1.41 to $1.51, which we provided in our press release on July 27, 2006 regarding second quarter 2006 results. We expect all three of our business segments to benefit from cost reductions. We estimate that approximately 30-35% of the $225 million target will come from our shared services infrastructure organizations. We expect information technology will provide the greatest percentage of these savings through lowering data center costs, improving mainframe and server utilization and reducing the cost of networking and voice communications. We estimate that approximately 40-45% of the $225 million target will come from fulfillment, including manufacturing and supply chain, and we estimate that approximately 20-25% of the $225 million target will come from reorganizing our sales and marketing functions. Overall, approximately one-third of the savings are expected to affect cost of goods sold, with the remaining two-thirds impacting selling, general and administrative (SG&A) expense.

Through December 31, 2007, we estimate that we have realized approximately $105 million of our $225 million target. We anticipate that we will realize an additional $70 million of the $225 million target in 2008 and the remaining $50 million in 2009.

Business Challenges

The market for our two largest products, checks and business forms, is very competitive. These products are mature and their use has been declining. According to our estimates, the total number of checks written in the United States has been in decline as a result of alternative payment methods, including credit cards, debit cards, automated teller machines and electronic payment systems. According to a Federal Reserve study released in December 2007, approximately 33 billion checks are written annually. This includes checks which are converted to automated clearing house (ACH) payments. The check remains the largest single non-cash payment method in the United States, accounting for approximately 35% of all non-cash payment transactions. This is a reduction from the Federal Reserve study released in December 2004 when checks accounted for approximately 45% of all non-cash payment transactions. The Federal Reserve estimates that checks written declined approximately four percent per year between 2003 and 2006. According to our estimates, the use of business checks is declining at a rate of two to four percent per year. The total transaction volume of all electronic payment methods exceeds check payments, and we expect this trend to continue. In addition to the decline in check usage, the use of business forms is also under pressure. Continual technological improvements have provided small business customers with alternative means to enact and record business transactions. For example, off-the-shelf business software applications and electronic transaction systems have been designed to automate several of the functions performed by business forms products.

Because check usage is declining and financial institutions are consolidating, we have been encountering significant pricing pressure when negotiating contracts with our financial institution clients. Our traditional financial institution relationships are typically formalized through supply contracts averaging three to five years in duration. As we compete to retain and acquire new financial institution business, the resulting pricing pressure, combined with declining check usage in the marketplace, has reduced our revenue and profit margins. We expect this trend to continue.

Direct Checks and portions of Small Business Services have been impacted by reduced consumer response rates to direct mail advertisements. Our own experience indicates that direct-to-consumer media response rates are declining across a wide variety of products and services. Additionally, our consumer response rates are declining further due to the decline in check usage and the gradual obsolescence of standardized forms products.

We estimate that general economic conditions negatively impacted our 2007 results of operations in the latter half of the year, primarily in Small Business Services. The rate of small business formations and small business confidence impact Small Business Services. The index of small business optimism published by the National Federation of Independent Business (NFIB) in December 2007 continued to be below average. According to estimates of the Small Business Administration's Office of Advocacy, new small business formations were down slightly in 2006 as compared to 2005, the most recent date for which information is available. Consumer spending and employment levels may also have some impact on our personal check businesses. Although both trended negatively during the last half of 2007, we did not experience a significant negative impact in our personal check businesses. We expect that general economic conditions will have some negative impact on our 2008 results of operations, primarily in Small Business Services in the first half of the year. A prolonged downturn in general economic conditions could result in additional declines in our revenue and profitability.

Outlook for 2008

We anticipate that consolidated revenue will be between $1.56 billion and $1.61 billion for 2008, as compared to $1.61 billion for 2007. Despite the decline in check usage and economic uncertainty, we expect to deliver near flat revenue performance in 2008 as compared to 2007. We anticipate that growth in Small Business Services will be in the very low single digits, while declines in Financial Services will be in the low to mid single digits and declines in Direct Checks will be in the high single digits. We expect that revenue from our expansion initiatives will grow modestly during the latter half of the year.

We expect that 2008 diluted earnings per share will be between $3.00 and $3.20, compared to $2.76 for 2007. We expect that operating income will increase from 2007 due to our cost reduction initiatives, partially offset by the impact of revenue declines in our personal check businesses, continued investments in new products and enablers, such as e-commerce, and other cost increases. We estimate that our effective tax rate for 2008 will be approximately 35%, compared to 34.1% for 2007.

We anticipate that operating cash flow will be between $230 million and $250 million in 2008, compared to $245 million in 2007. We expect that increased earnings and working capital improvements throughout the year will be offset by higher payments for employee performance-based compensation in the first quarter. We estimate that capital spending will be approximately $30 million in 2008, with investment focused on cost reduction and key enablers such as e-commerce. Our priorities for the use of cash include paying down our credit facility in 2008 and investing both organically and in acquisitions to augment growth. We will also consider other opportunities to enhance shareholder value, including modest share repurchase opportunities and evaluating our dividend policy.

CONSOLIDATED RESULTS OF OPERATIONS

Consolidated Revenue

(in thousands, except per order amounts)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Revenue	$ 1,606,367	$ 1,639,654	$ 1,716,294	(2.0%)	(4.5%)
Orders	64,856	64,783	65,189	0.1%	(0.6%)
Revenue per order	$ 24.77	$ 25.31	$ 26.33	(2.1%)	(3.9%)

The decrease in revenue for 2007, as compared to 2006, was primarily due to a $48 million decrease resulting from the sale of our industrial packaging product line in January 2007, as well as a decline in volume for our Direct Checks segment and lower revenue per order due to lower pricing in our Financial Services segment. Lower volume for Direct Checks was primarily due to the overall decline in check usage, as well as lower customer retention and lower direct mail consumer response rates. Small Business Services also experienced a slight revenue decrease in the last half of the year related to general economic conditions. Partially offsetting these decreases were revenues generated by the Johnson Group, which we acquired in the fourth quarter of 2006, and higher revenue per order for Direct Checks due to the introduction of new products and services, including the EZShield product discussed earlier under *Executive Overview*. Additionally, Financial Services volume increased due to client gains and financial institution conversion activity, and revenue in Canada increased due to a favorable exchange rate and increased check orders triggered by a new check format mandated by the Canadian Payments Association that drove higher volume in the first half of 2007.

The number of orders increased slightly for 2007, as compared to 2006, as the Financial Services volume increase of 1.4% exceeded the negative impacts of Direct Checks' volume decline, the sale of Small Business Services' industrial packaging product line and the negative economic impact experienced by Small Business Services in the last half of the year. Revenue per order decreased for 2007, as compared to 2006, as lower prices in Financial Services more than offset the impact of increases in revenue per order for Direct Checks and Small Business Services.

The decrease in revenue for 2006, as compared to 2005, was due to lower prices and a change in product mix in our Financial Services segment resulting in significantly lower revenue per order, as well as a decline in volume for our Direct Checks segment. Revenue for 2005 also benefited from $11.7 million of contract termination payments in the second quarter. Lower volume for Direct Checks was due to the overall decline in check usage, as well as lower customer retention, lower direct mail consumer response rates and lower advertising expenditures in prior periods. Partially offsetting these decreases was increased revenue for Small Business Services due to higher revenue per order and an increase in first-time buyers as we implemented our growth strategies. Additionally, Direct Checks revenue per order increased, as did Financial Services order volume. Revenue per order increased for Direct Checks due to the introduction of the EZShield product discussed earlier, as well as a decline in orders received through our mail channel, which typically result in lower revenue per order. Financial Services volume increased as the impact of net client gains exceeded the impact of the decline in check usage.

The number of orders decreased for 2006, as compared to 2005, as the negative impact of the Direct Checks volume decline exceeded the volume increases for Financial Services and Small Business Services. Revenue per order decreased for 2006, as compared to 2005, as lower prices and a change in product mix in Financial Services more than offset the impact of the increases in revenue per order for Small Business Services and Direct Checks.

Supplemental information regarding revenue by product is as follows:

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Checks and related services	$ 1,045,008	$ 1,041,523	$ 1,110,695	0.3%	(6.2%)
Other printed products, including forms	380,632	375,025	377,756	1.5%	(0.7%)
Accessories and promotional products	129,169	134,618	144,693	(4.0%)	(7.0%)
Packaging supplies and other	51,558	88,488	83,150	(41.7%)	6.4%
Total revenue	$ 1,606,367	$ 1,639,654	$ 1,716,294	(2.0%)	(4.5%)

The percentage of total revenue derived from the sale of checks and related services was 65.1% in 2007, as compared to 63.5% in 2006 and 64.7% in 2005. Small Business Services contributed non-check revenue of $480.0 million in 2007, $523.1 million in 2006 and $514.6 million in 2005, from the sale of forms, envelopes, holiday cards, labels, business cards, stationery and other promotional products. The decrease in Small Business Services non-check revenue for 2007, as compared to 2006, was primarily due to the sale of our industrial packaging product line in January 2007.

Consolidated Gross Margin

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Gross profit	$ 1,019,806	$ 1,026,375	$ 1,107,933	(0.6%)	(7.4%)
Gross margin	63.5%	62.6%	64.6%	0.9 pt.	(2.0) pt.

Gross margin increased for 2007, as compared to 2006, due to manufacturing efficiencies, including the closing of two Small Business Services manufacturing facilities in mid-2006, as well as lower material costs in 2007 related to a higher mix of check products in Small Business Services. Additionally, we benefited from increased Financial Services order volume in 2007. Partially offsetting these gross margin increases was the lower Financial Services revenue per order discussed earlier, a postal rate increase in 2007 and costs associated with the implementation of new check packaging intended to mitigate the effects of the postal rate increase.

Gross margin decreased for 2006, as compared to 2005, primarily due to lower prices and an unfavorable shift in product mix in Financial Services, contract termination payments received in 2005 and higher overall product delivery costs in 2006 due to rate increases and fuel surcharges. Partially offsetting these declines was the increase in Small Business Services revenue per order discussed earlier, as well as cost savings from closing two Small Business Services manufacturing facilities in mid-2006.

Consolidated Selling, General & Administrative Expense

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Selling, general and administrative expense	$ 756,034	$ 787,960	$ 803,633	(4.1%)	(2.0%)
SG&A as a percentage of revenue	47.1%	48.1%	46.8%	(1.0) pt.	1.3 pt.

The decrease in SG&A expense for 2007, as compared to 2006, was due to various cost reduction initiatives within our shared services organizations, lower amortization expense and project costs related to a software project we wrote-off in the second quarter of 2006, investments made in 2006 related to implementing our Small Business Services growth strategies and a $5.0 million reduction in net restructuring charges in 2007. Further information regarding our restructuring charges can be found under the *Restructuring Accruals* section of this discussion. We also benefited from lower amortization of acquisition-related intangible assets within Small Business Services, as certain of these assets are amortized using accelerated methods. Partially offsetting these SG&A decreases was higher expense for performance-based employee compensation based on our 2007 operating performance, a gain in 2006 of $11.0 million from the termination of an underperforming outsourced payroll services contract and higher referral commissions for Small Business Services resulting from growth in our Deluxe Business Advantage financial institution referral program.

The decrease in SG&A expense for 2006, as compared to 2005, was due to cost synergies resulting from the continued integration of New England Business Service, Inc. (NEBS), which was acquired in June 2004, as well as various other cost reduction initiatives, a decrease in amortization expense resulting primarily from one of our order capture software systems being fully amortized and a gain of $11.0 million, which decreased expense, from terminating an underperforming outsourced payroll services contract in the fourth quarter of 2006. Also contributing to the decrease were lower marketing costs for Small Business Services as we increased our focus on gaining new customers through financial institution referrals. Partially offsetting these decreases were investments related to our Small Business Services growth strategies, primarily the hiring and training of call center and sales personnel, higher customer care costs and commissions for Small Business Services as a result of the increased revenue and severance charges of $9.7 million related to executing our cost savings initiatives. Further information regarding the severance charges can be found under *Restructuring Accruals.*

Asset Impairment Loss

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Asset impairment loss	$ —	$ 44,698	$ —	$ (44,698)	$ 44,698

In June 2006, we determined that a software project intended to replace major portions of our existing order capture, billing and pricing systems would not meet our future business requirements in a cost-effective manner. Therefore, we made the decision to abandon the project. Accordingly, we wrote down the carrying value of the related internal-use software to zero during the second quarter of 2006. This resulted in a non-cash asset impairment loss of $44.7 million, of which $26.4 million was allocated to the Financial Services segment and $18.3 million was allocated to the Small Business Services segment.

Net Gain on Sale of Product Line and Assets Held for Sale

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Net gain on sale of product line and assets held for sale	$ 3,773	$ 4,582	$ 539	$ (809)	$ 4,043

During 2007, we completed the sale of our Small Business Services industrial packaging product line for $19.2 million, realizing a pre-tax gain of $3.8 million. This sale had an insignificant impact on our earnings per share because of an offsetting income tax effect.

During 2006, we completed the sale of three Financial Services facilities which were closed in 2004, realizing a gain totaling $5.5 million. During 2006, we also recorded a loss of $0.9 million when we completed the sale of a Small Business Services facility which was closed prior to the NEBS acquisition in June 2004.

During 2005, we completed the sale of a Small Business Services facility and a Financial Services facility, both of which were closed in 2004, realizing a total gain of $0.5 million.

Interest Expense

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Interest expense $	55,294	$ 56,661	$ 56,604	(2.4%)	0.1%
Weighted-average debt outstanding	994,597	1,103,082	1,225,569	(9.8%)	(10.0%)
Weighted-average interest rate	5.02%	4.59%	4.18%	0.43 pt.	0.41 pt.

The decrease in interest expense for 2007, as compared to 2006, was due to our lower average debt level during 2007, partially offset by a slightly higher average interest rate. Interest expense for 2006 was flat compared to 2005 as the lower average debt level was offset by higher interest rates.

Other Income

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Other income $	5,403	$ 903	$ 2,499	$ 4,500	$ (1,596)

The increase in other income for 2007, as compared to 2006, was primarily due to interest earned on investments in marketable securities which were purchased using the proceeds from the $200.0 million notes we issued in May 2007. The decrease in other income for 2006, as compared to 2005, was due to lower earnings on life insurance policy investments in 2006, as well as lower interest income.

Income Tax Provision

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Income tax provision $	74,139	$ 41,983	$ 92,771	76.6%	(54.7%)
Effective tax rate	34.1%	29.5%	37.0%	4.6 pt.	(7.5) pt.

The increase in our effective tax rate for 2007, as compared to 2006, was largely due to a $5.0 million reduction in our 2006 income tax provision for the true-up of certain deferred income tax balances. As this item was not material to our current or prior periods, we recorded a one-time, discrete benefit to our provision for income taxes for 2006. In addition, our state income tax rate was higher in 2007 and the lower pre-tax income in 2006 resulted in our permanent differences having a larger positive impact on the 2006 effective tax rate. Partially offsetting these increases in our effective tax rate compared to 2006 was the impact of positive adjustments in 2007 related to receivables for prior year tax returns. The overall increase in our effective tax rate reduced diluted earnings per share $0.20 for 2007, as compared to 2006. We expect that our annual effective tax rate for 2008 will be approximately 35%.

The decrease in our effective tax rate for 2006, as compared to 2005, was largely due to the $5.0 million reduction in our income tax provision for the true-up of certain deferred income tax balances. Additionally, our overall state tax rate was lower in 2006, and the decrease in our pre-tax income for 2006, as compared to 2005, resulted in our permanent differences having a larger positive impact on the effective tax rate. Partially offsetting these reductions in our effective tax rate were accruals for contingent tax liabilities. Accruals related to unresolved tax contingencies more than offset net accrual reversals of $1.5 million related to settled issues, primarily resulting from the expiration of the statutes of limitations in various state income tax jurisdictions. The overall decrease in our effective tax rate contributed $0.21 to diluted earnings per share for 2006, as compared to 2005.

RESTRUCTURING ACCRUALS

During 2007, we recorded restructuring accruals of $7.1 million related to employee reductions within our shared services functions of sales, marketing, customer care, fulfillment, information technology, human resources and finance. During 2006, we recorded restructuring accruals of $11.1 million for severance related to employee reductions in these shared services functions, as well as the closing of our Financial Services customer service call center located in Syracuse, New York. The Syracuse facility was closed in January 2007 and the other employee reductions are expected to be completed by the end of 2008, with severance payments to be completed in 2009. These reductions were the result of the cost reduction initiatives discussed earlier under *Executive Overview*. Also during 2007, we reversed $2.6 million of previously recorded restructuring accruals. These reversals were comprised of $2.0 million of severance benefits due to fewer employees receiving benefits than originally estimated and $0.6 million of re-negotiated operating lease obligations. During 2006, we reversed $0.2 million of previously recorded restructuring accruals.

The restructuring charges, net of reversals, are reflected in our 2007 consolidated statement of income as a $0.4 million reduction in cost of goods sold, an increase of $4.7 million in SG&A expense and a $0.2 million reduction in the gain recognized on the sale of our industrial packaging product line. For 2006, the restructuring charges, net of reversals, are reflected as cost of goods sold of $1.2 million and SG&A expense of $9.7 million. The 2007 and 2006 restructuring accruals, net of reversals, included severance benefits for a total of 718 employees. As a result of these initiatives, we realized cost savings of approximately $2 million in cost of goods sold and $24 million in SG&A expense in 2007, in comparison to our 2006 results of operations. We expect to realize additional cost savings of approximately $12 million in SG&A expense in 2008, in comparison to our 2007 results of operations. Reduced costs consist primarily of labor costs.

In conjunction with our acquisition of NEBS in 2004, we recorded $30.2 million of restructuring accruals related to NEBS activities which we decided to exit. As a result of facility closings and other employee reductions, we estimate that we realized savings of approximately $5 million in cost of goods sold and $2 million in SG&A expense in 2006, in comparison to our 2005 results of operations. Because two of the NEBS facilities were closed in mid-2006, we realized additional savings in 2007 of approximately $2 million in cost of goods sold, in comparison to our 2006 results of operations.

Further information regarding our restructuring accruals can be found under the caption "Note 6: Restructuring accruals" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

SEGMENT RESULTS

Additional financial information regarding our business segments appears under the caption "Note 17: Business segment information" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

Small Business Services

This segment sells business checks, printed forms, promotional products, marketing materials and related services and products to small businesses and home offices through direct response marketing, financial institution referrals and via sales representatives, independent distributors and the internet.

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Revenue	$ 939,139	$ 969,809	$ 932,286	(3.2%)	4.0%
Operating income	130,462	86,764	105,118	50.4%	(17.5%)
% of revenue	13.9%	8.9%	11.3%	5.0 pt.	(2.4) pt.

The decrease in revenue for 2007, as compared to 2006, was primarily due to a $48 million decrease resulting from the sale of our industrial packaging product line in January 2007, as well as a slight decline in the last half of the year related to general economic conditions. These decreases were partially offset by revenues generated by the

Johnson Group, which we acquired in October 2006, and increased revenue in Canada due to a favorable exchange rate and higher check sales resulting from a new check format mandated by the Canadian Payments Association.

The increase in operating income and operating margin for 2007, as compared to 2006, was due to progress on our cost reduction initiatives, investments related to implementing our growth strategy in 2006, improved manufacturing efficiencies in 2007, including the closing of two manufacturing facilities in mid-2006, lower materials expense related to a higher mix of check products, lower amortization of acquisition-related intangibles, a $3.8 million pre-tax gain on the sale of our industrial packaging product line and a $2.6 million reduction in net restructuring charges in 2007. In addition, 2006 results include the recognition of $18.3 million of the 2006 impairment loss discussed earlier under *Consolidated Results of Operations-Asset Impairment Loss.* Partially offsetting these operating income improvements were higher expense in 2007 related to performance-based employee compensation and higher referral commissions. In addition, during 2006 we realized a gain of $11.0 million from the termination of an underperforming outsourced payroll services contact.

The increase in revenue for 2006, as compared to 2005, was due to an increase in both revenue per order and the number of first-time customers resulting from the implementation of our growth strategies. Additionally, we began offering more products for our distributor channel in 2006, and the acquisition of the Johnson Group in October 2006 contributed $3.5 million of revenue.

The decrease in operating income and operating margin for 2006, as compared to 2005, was due to the non-cash asset impairment loss of $18.3 million allocated to this segment, as discussed earlier under *Consolidated Results of Operations-Asset Impairment Loss*, investments related to our growth strategies, primarily the hiring and training of call center and sales personnel, as well as higher customer care costs and commissions related to the revenue increase. Also contributing to the decline were higher product delivery costs and severance charges of $5.7 million for various employee reductions related to our cost savings initiatives. These decreases were partially offset by the impact of the revenue increase, lower marketing expense due to reduced advertising expenditures and a gain of $11.0 million from the termination of an underperforming outsourced payroll services contract in the fourth quarter of 2006. Also, contributing to operating income were cost synergies resulting from the integration of NEBS, including two plant closings in mid-2006, other cost reduction initiatives and lower amortization of acquisition-related intangible assets, as certain of the assets are being amortized using accelerated methods.

Changes in the allocation of corporate costs resulted in a decrease of $12.7 million in Small Business Services operating income for 2006, as compared to 2005. As discussed under the caption "Note 17: Business segment information" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report, we began allocating corporate costs to the NEBS portion of Small Business Services on April 1, 2005 only for those corporate services which the NEBS portion of the business was utilizing. As such, the NEBS portion of Small Business Services did not bear any allocation of corporate costs in the first quarter of 2005 and did not bear a full allocation of corporate costs during the remainder of 2005. As of January 1, 2006, the NEBS portion of the business was fully integrated into all corporate functions and thus, Small Business Services results included a full allocation of corporate costs in 2006.

Financial Services

Financial Services sells personal and business checks, check-related products and services, stored value gift cards and customer loyalty, retention and fraud monitoring/protection services to banks and other financial institutions. We also offer enhanced services such as customized reporting, file management and expedited account conversion support.

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Revenue	$ 457,292	$ 458,118	$ 537,525	(0.2%)	(14.8%)
Operating income	74,305	46,613	119,677	59.4%	(61.1%)
% of revenue	16.2%	10.2%	22.3%	6.0 pt.	(12.1) pt.

The decrease in revenue for 2007, as compared to 2006, was driven by lower revenue per order due to continued pricing pressure despite a price increase implemented in 2007. Lower pricing was partially offset by a 1.4% increase in order volume, as client acquisition gains and financial institution conversion activity exceeded the impact of the consumer-driven decline in check usage.

Operating income increased for 2007, as compared to 2006, given 2006 results included the recognition of $26.4 million of the 2006 asset impairment loss related to a software project we wrote-off. Further information regarding the asset impairment loss was provided earlier under *Consolidated Results of Operations-Asset Impairment Loss*. Additionally, we benefited from progress on our cost savings initiatives, manufacturing efficiencies, lower amortization and other costs related to the software project we wrote-off in 2006, increased order volume and a $3.3 million reduction in net restructuring charges in 2007. Partially offsetting these operating income increases were higher delivery costs due to a postal rate increase in May 2007, lower revenue per order and higher expense related to performance-based employee compensation. Additionally, 2006 results included gains of $5.5 million from sales of facilities.

The decrease in revenue for 2006, as compared to 2005, was due to lower revenue per order due to pricing pressure, an unfavorable shift in product mix and contract termination payments of $11.7 million in the second quarter of 2005. Partially offsetting these decreases was an increase in order volume. Order volume increased 1.1% for 2006, as compared to 2005, as client acquisition gains exceeded the impact of the decline in check usage. This is the first time order volume for this segment increased since we began tracking orders as a measure of volume in 2000.

Operating income decreased for 2006, as compared to 2005, due to the revenue decline, the non-cash asset impairment loss of $26.4 million allocated to this segment, as discussed earlier under *Consolidated Results of Operations-Asset Impairment Loss,* higher product delivery costs and severance charges of $4.4 million related to the January 2007 closing of our customer service call center located in Syracuse, New York and various other employee reductions. These impacts were partially offset by lower amortization expense related to one of our order capture software systems being fully amortized, various cost reduction initiatives, primarily within information technology, and gains of $5.5 million from facility sales in 2006. Also, as discussed earlier, Small Business Services began bearing a larger portion of corporate costs in 2006. This change in allocations resulted in an $8.5 million benefit to Financial Services for 2006, as compared to 2005.

Direct Checks

Direct Checks sells personal and business checks and related products and services directly to consumers through direct response marketing and the internet. We use a variety of direct marketing techniques to acquire new customers in the direct-to-consumer channel, including newspaper inserts, in-package advertising, statement stuffers and co-op advertising. We also use e-commerce strategies to direct traffic to our websites. Direct Checks sells under the Checks Unlimited and Designer Checks brand names, as well as www.checks.com.

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Revenue	$ 209,936	$ 211,727	$ 246,483	(0.8%)	(14.1%)
Operating income	62,778	64,922	80,044	(3.3%)	(18.9%)
% of revenue	29.9%	30.7%	32.5%	(0.8) pt.	(1.8) pt.

The decrease in revenue for 2007, as compared to 2006, was due to a reduction in orders stemming from the overall decline in check usage and lower customer retention, as well as lower direct mail consumer response rates. Partially offsetting the volume decline was higher revenue per order resulting from new accessories and services, including the introduction in October 2006 of the EZShield product discussed earlier under *Executive Overview.* Additionally, revenue was favorably impacted by approximately $3 million due to weather-related production and shipping disruptions during the last week of December 2006, which caused revenue to be delayed into 2007.

The decrease in operating income for 2007, as compared to 2006, was primarily due to the lower order volume, higher performance-based employee compensation, increased delivery costs related to a postal rate increase and the implementation of new check packaging intended to mitigate the effect of the postal rate increase, as well as higher advertising expense related to increased circulation. These decreases in operating income were partially offset by our cost reduction initiatives and higher revenue from new accessories and premium features and services.

The decrease in revenue for 2006, as compared to 2005, was due to lower order volume resulting from the same factors as discussed earlier regarding 2007 revenue. Additionally, revenue was negatively impacted approximately $3 million due to weather-related production and shipping disruptions during the last week of December 2006, causing revenue to be delayed into 2007. The volume decline was partially offset by an increase in revenue per order resulting from the introduction in October 2006 of the EZShield product discussed earlier under *Executive Overview*, as well as a decline in orders received through our mail channel, which typically result in lower revenue per order.

The decrease in operating income for 2006, as compared to 2005, was due to the revenue decline, partially offset by lower customer care costs associated with the lower order volume and a decrease in advertising expense due to reductions in advertising expenditures. Additionally, the decrease in operating income was partially offset by a reduction in the allocation of corporate costs. As discussed earlier, Small Business Services began bearing a larger portion of corporate costs in 2006. This change in allocations resulted in a $4.2 million benefit to Direct Checks for 2006, as compared to 2005.

CASH FLOWS

As of December 31, 2007, we held cash and cash equivalents of $21.6 million. The following table shows our cash flow activity for the last three years and should be read in conjunction with the consolidated statements of cash flows appearing in Item 8 of this report.

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Continuing operations:					
Net cash provided by operating activities	$ 244,716	$ 239,341	$ 178,279	$ 5,375	$ 61,062
Net cash used by investing activities	(10,971)	(33,174)	(55,917)	22,203	22,743
Net cash used by financing activities	(224,890)	(204,587)	(142,816)	(20,303)	(61,771)
Effect of exchange rate change on cash	1,161	158	202	1,003	(44)
Net cash provided (used) by continuing operations	10,016	1,738	(20,252)	8,278	21,990
Net cash provided (used) by operating activities of discontinued operations	—	23	(4,152)	(23)	4,175
Net cash provided by investing activities of discontinued operations	—	2,971	15,779	(2,971)	(12,808)
Net change in cash and cash equivalents	$ 10,016	$ 4,732	$ (8,625)	$ 5,284	$ 13,357

The $5.4 million increase in cash provided by operating activities for 2007, as compared to 2006, was due to positive working capital changes, as well as the higher earnings discussed earlier under *Consolidated Results of Operations*. Partially offsetting these increases was a $29.6 million increase in 2007 contributions to our voluntary employee beneficiary association (VEBA) trust used to fund medical and severance benefits, as well as a $15.1 million increase in income tax payments. During 2006, we decided that we would no longer pre-fund the VEBA trust as the tax benefit from the pre-funding no longer exceeds the associated interest cost. As such, during 2006 we made minimal contributions to the trust as we did not pre-fund the trust and we utilized the prepaid funds in the trust to cover benefit payments. Beginning in 2007, we fund the VEBA trust throughout the year as needed to pay medical and severance benefits.

The $61.1 million increase in cash provided by operating activities for 2006, as compared to 2005, was due to a $53.1 million decrease in contract acquisition payments related to new financial institution contracts, a $30.7 million decrease in income tax payments, a $27.5 million decrease in payments to our VEBA trust used to fund medical and severance benefits, a $24.5 million decrease in employee profit sharing and pension payments related to our 2005 operating results and a $7.1 million benefit from utilizing the December 31, 2005 prepaid amount in the VEBA trust. These increases were largely offset by the lower earnings discussed earlier under *Consolidated Results of Operations.*

Included in cash provided by operating activities were the following operating cash outflows:

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Income tax payments	$ 89,944	$ 74,891	$ 105,546	$ 15,053	$ (30,655)
Interest payments	57,077	57,035	57,393	42	(358)
VEBA trust contributions to fund medical and severance benefits	34,100	4,500	32,000	29,600	(27,500)
Employee profit sharing and pension contributions	15,740	12,000	36,470	3,740	(24,470)
Contract acquisition payments	14,230	17,029	70,169	(2,799)	(53,140)
Severance payments	9,606	5,092	9,573	4,514	(4,481)

Net cash used by investing activities for 2007 was $22.2 million lower than 2006 due to payments in 2006 for the Johnson Group acquisition, proceeds from the sale of our industrial packaging product line in 2007 and lower capital asset purchases in 2007. Net cash used by financing activities for 2007 was $20.3 million higher than 2006 due to the pay-off of a $325.0 million long-term debt maturity and share repurchases of $11.3 million completed in 2007. These increases in cash used were partially offset by net proceeds from the 2007 issuance of $200.0 million of long-term notes, higher payments on short-term debt in 2006, pay-off of a long-term debt maturity of $50.0 million in 2006 and lower dividend payments in 2007 resulting from the decision to lower our quarterly dividend rate from $0.40 to $0.25 per share in the third quarter of 2006. Net cash provided by investing activities of discontinued operations in 2006 was $3.0 million due to the sale of our remaining facility in Europe.

Net cash used by investing activities for 2006 was $22.7 million lower than 2005, primarily due to the redemption of company-owned life insurance policies in 2006, lower capital expenditures and higher cash proceeds from facility sales. Partially offsetting these items were payments of $16.5 million for the acquisition of the Johnson Group in the fourth quarter of 2006, as discussed earlier under *Executive Overview.* Net cash used by financing activities for 2006 was $61.8 million higher than 2005 due to increased payments on short-term debt, as we continued to focus on reducing our debt level, as well as a $50.0 million payment on long-term debt which matured in the third quarter of 2006. These increases were partially offset by a $14.3 million reduction in dividend payments, as we lowered our quarterly dividend amount from $0.40 per share to $0.25 per share in the third quarter of 2006. Net cash provided by investing activities of discontinued operations for 2006 was $12.8 million lower than 2005 due to the sale of our apparel business in 2005, partially offset by the sale of our remaining facility in Europe during 2006.

Significant cash inflows, excluding those related to operating activities, for each year were as follows:

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Proceeds from sales of marketable securities[1]	$ 1,057,460	$ —	$ —	$ 1,057,460	$ —
Proceeds from issuance of long-term debt, net of debt issuance costs	196,239	—	—	196,239	—
Proceeds from sale of product line and facilities	19,214	9,247	2,618	9,967	6,629
Proceeds from issuing shares under employee plans	15,923	8,936	11,247	6,987	(2,311)
Proceeds from redemptions of life insurance policies	—	15,513	—	(15,513)	15,513
Net proceeds from sale of discontinued operations	—	2,971	15,779	(2,971)	(12,808)

[1] During 2007, we purchased short-term marketable securities using the proceeds from the $200.0 million debt we issued in May 2007, as well as using cash generated from operating activities. On October 1, 2007, we sold our remaining marketable securities and borrowed $120.0 million from our credit facility primarily to repay our $325.0 million debt maturity plus accrued interest.

Significant cash outflows, excluding those related to operating activities, for each year were as follows:

(in thousands)	2007	2006	2005	Change 2007 vs. 2006	Change 2006 vs. 2005
Purchases of marketable securities[1]	$ 1,057,460	$ —	$ —	$ 1,057,460	$ —
Payments on long-term debt	326,582	51,362	26,338	275,220	25,024
Cash dividends paid to shareholders	52,048	66,973	81,271	(14,925)	(14,298)
Net payments on short-term debt	45,460	99,686	51,654	(54,226)	48,032
Purchases of capital assets	32,328	41,324	55,653	(8,996)	(14,329)
Payments for common shares repurchased	11,288	—	—	11,288	—
Payments for acquisitions, net of cash acquired	2,316	16,521	2,888	(14,205)	13,633

[1] During 2007, we purchased short-term marketable securities using the proceeds from the $200.0 million debt we issued in May 2007, as well as using cash generated from operating activities. On October 1, 2007, we sold our remaining marketable securities and borrowed $120.0 million from our credit facility primarily to repay our $325.0 million debt maturity plus accrued interest.

We believe future cash flows provided by operating activities and our available credit capacity are sufficient to support our operations, including capital expenditures, required debt service and dividend payments, for the next 12 months.

CAPITAL RESOURCES

Our total debt was $844.0 million as of December 31, 2007, a decrease of $171.7 million from December 31, 2006.

Capital Structure

(in thousands)	December 31, 2007	December 31, 2006	Change
Amounts drawn on credit facilities	$ 67,200	$ 112,660	$ (45,460)
Current portion of long-term debt	1,754	326,531	(324,777)
Long-term debt	775,086	576,590	198,496
Total debt	844,040	1,015,781	(171,741)
Shareholders' equity (deficit)	42,162	(65,673)	107,835
Total capital	$ 886,202	$ 950,108	$ (63,906)

As of December 31, 2006, we were in a shareholders' deficit position due to the required accounting treatment for share repurchases, completed primarily in 2002 and 2003. Under the laws of Minnesota, our state of incorporation, shares which we repurchase are considered to be authorized and unissued shares. Thus, share repurchases are not presented as a separate treasury stock caption in our consolidated balance sheets, but are recorded as direct reductions of common shares, additional paid-in capital and retained earnings.

We have an outstanding authorization from our board of directors to purchase up to 10 million shares of our common stock. This authorization has no expiration date, and 7.5 million shares remained available for purchase under this authorization as of December 31, 2007. We repurchased 0.4 million shares during 2007 for $11.3 million, and we repurchased an additional 0.6 million shares for $13.6 million through February 21, 2008. No shares were repurchased in 2006 or 2005. Further information regarding changes in shareholders' equity (deficit) can be found in the consolidated statements of shareholders' equity (deficit) appearing in Item 8 of this report.

Debt Structure

	December 31, 2007		December 31, 2006		
(in thousands)	Amount	Weighted-average interest rate	Amount	Weighted-average interest rate	Change
Fixed interest rate	$ 773,646	5.7%	$ 898,345	4.5%	$ (124,699)
Floating interest rate	67,200	5.6%	112,660	6.0%	(45,460)
Capital leases	3,194	10.4%	4,776	10.4%	(1,582)
Total debt	$ 844,040	5.7%	$ 1,015,781	4.7%	$ (171,741)

Further information concerning our outstanding debt can be found under the caption "Note 13: Debt" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

We do not anticipate retiring outstanding long-term debt as we believe that is not the best use of our financial resources at this time. However, we may, from time to time, consider retiring outstanding debt through open market purchases, privately negotiated transactions or otherwise. Any such repurchases or exchanges would depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

We currently have a $500.0 million commercial paper program in place which is supported by two committed lines of credit. Given our current credit ratings, the commercial paper market is not available to us. As necessary, we utilize our $500.0 million committed lines of credit to meet our working capital requirements. The credit agreements governing the lines of credit contain customary covenants requiring a ratio of earnings before interest and taxes to interest expense of 3.0 times, as well as limits on levels of subsidiary indebtedness. We were in compliance with all debt covenants as of December 31, 2007, and we expect to remain in compliance with all debt covenants throughout the next 12 months.

As of December 31, 2007, amounts were available under our committed lines of credit for borrowing or for support of commercial paper, as follows:

(in thousands)	Total available	Expiration date	Commitment fee
Five year line of credit	$ 275,000	July 2010	.175%
Five year line of credit	225,000	July 2009	.225%
Total committed lines of credit	500,000		
Amounts drawn on credit facilities	(67,200)		
Outstanding letters of credit	(11,225)		
Net available for borrowing as of December 31, 2007	$ 421,575		

Our current debt ratings as determined by Moody's Investors Service (Moody's) are Ba2 for our long-term debt and Ba2 for our corporate family rating with a stable outlook. In May 2007, Moody's changed the rating outlook on our corporate family rating to stable from negative. Moody's indicated that the change was due to our improved liquidity position and expectations that improving revenue performance and savings realized from our cost reduction program will continue to stabilize earnings. Our current long-term debt rating determined by Standard & Poor's Ratings Services (S&P) is BB- with a stable outlook. In July 2007, S&P revised our rating outlook to stable from negative. S&P stated that the revision reflects stabilizing operating trends and adequate flexibility to sustain credit measures in line with the current rating over the intermediate term. Our credit agreements do not include covenants or events of default tied directly to our credit ratings. The $200.0 million notes we issued in May 2007 place a limitation on restricted payments, including increases in dividend levels and share repurchases. This limitation does not apply if the notes are upgraded to an investment-grade credit rating.

CONTRACT ACQUISITION COSTS

Other non-current assets include contract acquisition costs of our Financial Services segment. These costs, which are essentially pre-paid product discounts, are recorded as non-current assets upon contract execution and are amortized, generally on the straight-line basis, as reductions of revenue over the related contract term. Cash payments made for contract acquisition costs were $14.2 million in 2007, $17.0 million in 2006 and $70.2 million in 2005. Changes in contract acquisition costs for the last three years were as follows:

(in thousands)	2007	2006	2005
Balance, beginning of year	$ 71,721	$ 93,664	$ 83,825
Additions	11,984	14,633	50,177
Amortization	(28,189)	(36,576)	(34,731)
Refunds from contract terminations	—	—	(5,607)
Balance, end of year	$ 55,516	$ 71,721	$ 93,664

The number of checks being written has been in decline since the mid-1990s, which has contributed to increased competitive pressure when attempting to retain or acquire clients. Both the number of financial institution clients requesting contract acquisition payments and the amount of the payments increased in the mid-2000s, and has fluctuated significantly from year to year. Although we anticipate that we will selectively continue to make contract acquisition payments, we cannot quantify future amounts with certainty. The amount paid depends on numerous factors such as the number and timing of contract executions and renewals, competitors' actions, overall product discount levels and the structure of up-front product discount payments versus providing higher discount levels throughout the term of the contract. When the overall discount level provided for in a contract is unchanged, contract acquisition costs do not result in lower net revenue. The impact of these costs is the timing of cash flows. An up-front cash payment is made rather than providing higher product discount levels throughout the term of the contract. Beginning in 2006, we sought to reduce the use of up-front product discounts by structuring new contracts with incentives throughout the duration of the contract. We plan to continue this strategy.

Liabilities for contract acquisition payments are recorded upon contract execution. These obligations are monitored for each contract and are adjusted as payments are made. Contract acquisition payments due within the next year are included in accrued liabilities in our consolidated balance sheets. These accruals were $2.5 million as of December 31, 2007 and $2.7 million as of December 31, 2006. Accruals for contract acquisition payments included in other non-current liabilities in our consolidated balance sheets were $3.4 million as of December 31, 2007 and $5.4 million as of December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS, GUARANTEES AND CONTRACTUAL OBLIGATIONS

It is not our general business practice to enter into off-balance sheet arrangements or to guarantee the performance of third parties. In the normal course of business we periodically enter into agreements that incorporate general indemnification language. These indemnifications encompass such items as product or service defects, including breach of security, intellectual property rights, governmental regulations and/or employment-related matters. Performance under these indemnities would generally be triggered by our breach of the terms of the contract. In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that any likely liability under these indemnities would have a material adverse effect on our financial position, annual results of operations or annual cash flows. We have recorded liabilities for known indemnifications related to environmental matters. Further information can be found under the caption "Note 14: Other commitments and contingencies" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

We are not engaged in any transactions, arrangements or other relationships with unconsolidated entities or other third parties that are reasonably likely to have a material effect on our liquidity, or on our access to, or requirements for capital resources. In addition, we have not established any special purpose entities.

As of December 31, 2007, our contractual obligations were as follows:

(in thousands)	Total	2008	2009 and 2010	2011 and 2012	2013 and thereafter
Long-term debt and related interest	$ 1,054,396	$ 43,844	$ 87,688	$ 387,063	$ 535,801
Amounts drawn on credit facilities	67,200	67,200	—	—	—
Capital lease obligation and related interest	3,507	2,004	1,503	—	—
Operating lease obligations	23,857	8,233	12,590	3,032	2
Purchase obligations	159,145	59,829	64,893	32,958	1,465
Other long-term liabilities	46,633	21,395	15,824	3,336	6,078
Total	$ 1,354,738	$ 202,505	$ 182,498	$ 426,389	$ 543,346

Purchase obligations include amounts due under contracts with third party service providers. These contracts are primarily for information technology services. Additionally, purchase obligations include amounts due under Direct Checks direct mail advertising agreements and Direct Checks and Financial Services royalty agreements. We routinely issue purchase orders to numerous vendors for the purchase of inventory and other supplies. These purchase orders are not included in the purchase obligations presented here, as our business partners typically allow us to cancel these purchase orders as necessary to accommodate business needs. Certain of the contracts with third party service providers allow for early termination upon the payment of early termination fees. If we were to terminate these agreements, we would have incurred early termination fees of $37.5 million as of December 31, 2007.

Other long-term liabilities consist primarily of amounts due for our postretirement benefit plans and liabilities for uncertain tax positions, deferred compensation and workers' compensation. Of the $86.8 million reported as other long-term liabilities in our consolidated balance sheet as of December 31, 2007, $61.5 million is excluded from the obligations shown in the table above. The excluded amounts include the following:

- Benefit payments for postretirement benefit plans – We have contributed funds to these plans for the purpose of funding our obligations. Thus, we have the option of paying benefits from the assets of the plans or from the general funds of the company. Additionally, we expect the plan assets to earn income over time. As such, we cannot predict when or if payments from the general funds of the company will be required. As of December 31, 2007, three of our postretirement benefit plans were underfunded by a total of $34.7 million.
- Payments for uncertain tax positions – Due to the nature of the underlying liabilities and the extended time often needed to resolve income tax uncertainties, we cannot make reliable estimates of the amount or timing of cash payments that may be required to settle these liabilities. Our liability for uncertain tax positions, including accrued interest and penalties, was $19.2 million as of December 31, 2007.
- A portion of the amount due under our deferred compensation plan – Under this plan, employees begin receiving payments upon the termination of employment or disability, and we cannot predict when these events will occur.
- Insured environmental remediation costs – As of December 31, 2007, the majority of the costs included in our environmental accruals are covered by an environmental insurance policy which we purchased in 2002. The insurance policy does not cover properties acquired in acquisitions subsequent to 2002. The insurance policy covers pre-existing conditions from third-party claims and cost overruns through 2032 at certain owned, leased and divested sites, as well as any new conditions discovered at certain owned or leased sites through 2012. As a result, we expect to receive reimbursements from the insurance company for environmental remediation costs we incur for these insured sites. The related receivables from the insurance company are reflected in other current assets and other non-current assets in our consolidated balance sheets based on the amounts of our environmental accruals for insured sites.
- Items which will not be paid in cash, such as a deferred gain resulting from a 1999 sale-leaseback transaction with an unaffiliated third party.

Total contractual obligations do not include the following:

- Payments to our defined contribution pension and 401(k) plans – The amounts payable under our defined contribution pension and 401(k) plans are dependent on the number of employees providing services throughout the year, their wage rates and in the case of the 401(k) plans, whether employees elect to participate in the plans.
- Profit sharing and cash bonus payments – Amounts payable under our profit sharing and cash bonus plans are dependent on our operating performance.
- Income tax payments which will be remitted on our earnings.

RELATED PARTY TRANSACTIONS

We have not entered into any material related party transactions during the past three years.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of our financial condition and results of operation is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America. We review the accounting policies used in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the result of which forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. The estimates and judgments utilized are reviewed by management on an ongoing basis and by the audit committee of our board of directors at the end of each quarter prior to the public release of our financial results. During the first quarter of 2007, we adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* and Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. Further information concerning the adoption of these standards can be found under the caption "Note 1: Significant accounting policies" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Goodwill and Indefinite-Lived Trade Names

As of December 31, 2007, goodwill was comprised of the following:

(in thousands)		
Acquisition of NEBS in June 2004	$	493,889
Acquisition of Designer Checks, Inc. in February 2000		77,970
Acquisition of the Johnson Group in October 2006		7,320
Acquisition of Direct Checks in December 1987		4,267
Acquisition of Dots and Pixels, Inc. in July 2005		1,044
Acquisition of All Trade Computer Forms, Inc. in February 2007		804
Goodwill	$	585,294

Further information regarding the acquisitions which occurred during the past three years can be found under the caption "Note 4: Acquisitions and disposition" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report. Goodwill is tested for impairment on at least an annual basis and between annual evaluations if events or circumstances occur which could indicate impairment. As discussed earlier under *Segment Results*, our Direct Checks segment has been impacted by the decline in check usage, lower customer retention and lower direct mail consumer response rates. To date, we have been able to offset to a large degree the impact of the resulting volume decline through cost management efforts and revenue from new accessories and services. The impairment analysis completed during the third quarter of 2007 indicated no impairment of goodwill.

We also have two indefinite-lived trade names, totaling $59.4 million as of December 31, 2007, related to the NEBS acquisition. We continually evaluate the remaining useful lives of these assets to determine whether events and circumstances continue to support an indefinite useful life. If we subsequently determine that one or both of these assets has a finite useful life, we will first test the asset for impairment and then amortize the asset over its estimated remaining useful life. Indefinite-lived trade names are tested for impairment on at least an annual basis and between annual evaluations if events or circumstances occur which could indicate that the asset is impaired. The annual impairment analysis completed during the third quarter of 2007 found no indication of impairment. The valuation determined that the fair value of these assets was $74.5 million, compared to the carrying value of $59.4 million. In determining the fair value, we assumed a discount rate of 10.3% and royalty rates of 2% and 5%. A one percentage point increase in the discount rate would reduce the indicated fair value of the assets by $8.3 million and a one percentage point decrease in the royalty rates would reduce the indicated fair value of the assets by $26.7 million. We are currently reassessing our branding strategy. Once this assessment is complete, we will evaluate the impact, if any, on the carrying value of our trade name intangible assets. An impairment loss may be required if future events cause a decrease in the indicated fair value of these assets.

The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed or estimated amounts. If these estimates and assumptions change, we may be required to recognize impairment losses in the future.

Income Taxes

When preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax obligations based on expected taxable income, statutory tax rates and tax credits allowed in the various jurisdictions in which we operate. In interim reporting periods, we use an estimate of our annual effective tax rate based on the facts available at the time. Changes in the mix or estimated amount of annual pre-tax income could impact our estimated effective tax rate in interim periods. In the event there is a significant unusual or one-time item recognized in our results of operations, the tax attributable to that item is separately calculated and recorded in the interim period the unusual or one-time item occurred. The actual effective tax rate is calculated at year-end.

Tax law requires certain items to be included in our tax return at different times than the items are reflected in our results of operations. As a result, the annual effective tax rate reflected in our results of operations is different than that reported on our tax return (i.e., our cash tax rate). Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some are temporary differences that will reverse over time, such as depreciation expense on capital assets. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the expense in our statements of income. We must assess the likelihood that our deferred tax assets will be realized through future taxable income, and to the extent we believe that realization is not likely, we must establish a valuation allowance against those deferred tax assets. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but we have not yet recognized the items as expense in our results of operations. Significant judgment is required in evaluating our tax positions, and in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We had deferred tax assets in excess of deferred tax liabilities of $4.7 million as of December 31, 2007 and $2.5 million as of December 31, 2006, including valuation allowances of $0.6 million as of December 31, 2007 and $0.7 million as of December 31, 2006. The valuation allowances relate to Canadian operating loss carryforwards which we do not expect to realize.

On January 1, 2007, we adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes*. The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that, in our judgment, is greater than 50% likely to be realized. Further information regarding the impact of adopting this new standard can be found under the caption "Note 1: Significant accounting policies" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report. The total amount of unrecognized tax benefits as of December 31, 2007 was $14.4 million, excluding accrued interest and penalties. If the unrecognized tax benefits were recognized in our consolidated financial statements, $7.2 million would affect our effective tax rate. Interest and penalties recorded for uncertain tax positions are included in our income tax provision. As of December 31, 2007, $4.8 million of interest and penalties was accrued, excluding the tax benefits of deductible interest.

Examinations of our federal income tax returns for years prior to 2000 have been closed. Federal income tax returns for 2000 through 2004 have been examined by the Internal Revenue Service (IRS), while our federal income tax returns for 2005 through 2007 remain subject to IRS examination. In general, income tax returns for the years 2003 through 2007 remain subject to examination by major state and city tax jurisdictions. In the event that we have determined not to file tax returns with a particular state or city, all years remain subject to examination by the tax jurisdictions. The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution would result in reduced income tax expense.

Changes in unrecognized tax benefits during 2007 can be found under the caption: "Note 9: Income tax provision" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report. Within the next 12 months, it is reasonably possible that our unrecognized tax benefits will change in the range of a decrease of $7.0 million to an increase of $1.1 million as we attempt to settle certain federal and state matters or as federal and state statutes of limitations expire. We are not able to predict what, if any, impact these changes may have on our effective tax rate or cash flows.

During 2006, we reduced our income tax provision $1.5 million for net accrual reversals related to settled issues, primarily resulting from the expiration of the statutes of limitations in various state income tax jurisdictions. Also during 2006, we reduced our income tax provision $5.0 million for the true-up of certain deferred income tax balances. As this item was not material to 2006 or prior periods, we recorded a one-time, discrete benefit to our provision for income taxes for 2006. No significant adjustments to our provision for income taxes related to reserves for contingent tax liabilities or deferred income taxes were recorded during 2005.

Postretirement Benefits

Detailed information regarding our postretirement benefit plan, including a description of the plan, its related future cash flows, plan assets and the actuarial assumptions used in accounting for the plan, can be found under the caption: "Note 12: Pension and other postretirement benefits" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

Our net postretirement benefit expense was $4.8 million for 2007 and $7.8 million for 2006 and 2005. Our business segments record postretirement benefit expense in cost of goods sold and SG&A expense, based on the composition of their workforces. Our postretirement benefit expense and liability are calculated utilizing various actuarial assumptions and methodologies. These assumptions include, but are not limited to, the discount rate, the expected long-term rate of return on plan assets, the expected health care cost trend rate and the average remaining life expectancy of plan participants. We analyze the assumptions used each year when we complete our actuarial valuation of the plan. If the assumptions utilized in determining our postretirement benefit expense and liability differ from actual events, our results of operations for future periods could be impacted.

Discount rate – The discount rate is used to reflect the time value of money. It is the assumed rate at which future postretirement benefits could be effectively settled. The discount rate assumption is based on the rates of return on high-quality, fixed-income instruments currently available whose cash flows match the timing and amount of expected benefit payments. In determining the discount rate, we utilize yield curve approaches to discount each cash flow stream at an interest rate specifically applicable to the timing of each respective cash flow. The present value of each cash flow stream is aggregated and used to impute a weighted-average discount rate. Additionally, we consider Moody's high quality corporate bond rates when selecting our discount rate. In measuring the accumulated postretirement benefit obligation as of December 31, 2007, we assumed a discount rate of 6.2%. A 0.25 point change in the discount rate would increase or decrease our annual postretirement benefit expense by approximately $0.2 million and would increase or decrease our postretirement benefit obligation by approximately $2.9 million.

Expected long-term rate of return on plan assets – The long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested or to be invested to provide for expected benefit payments. We base this assumption on an evaluation of our historical trends and experience, taking into account current and expected market conditions. In measuring the net postretirement benefit expense for 2007, we assumed an expected long-term rate of return on plan assets of 8.75%. A 0.25 point change in this assumption would increase or decrease our annual postretirement benefit expense by approximately $0.3 million.

Expected health care cost trend rate – The health care cost trend rate represents the expected annual rate of change in the cost of health care benefits currently provided due to factors other than changes in the demographics of plan participants. In measuring the accumulated postretirement benefit obligation as of December 31, 2007, our initial health care inflation rate for 2008 was assumed to be 8.25% for participants under the age of 65 and 9.25% for participants over the age of 65. Our ultimate health care inflation rate was assumed to be 5.25% in 2012 and beyond for participants under the age of 65 and 5.25% in 2014 and beyond for participants over the age of 65. A one percentage point increase in the health care inflation rate for each year would increase the accumulated postretirement benefit obligation by $2.8 million and the service and interest cost components of our annual postretirement benefit expense by $0.2 million. A one percentage point decrease in the health care inflation rate for each year would decrease the accumulated postretirement benefit obligation by $2.5 million and the service and interest cost components of our annual postretirement benefit expense by $0.1 million.

Average remaining life expectancy of plan participants – In determining the average remaining life expectancy of plan participants, our actuaries use a mortality table which includes estimated death rates for each age. We use the RP-2000 Combined Healthy Participant Mortality Table in determining this assumption.

When actual events differ from our assumptions or when we change the assumptions used, an unrecognized actuarial gain or loss results. Unrecognized gains and losses are reflected in postretirement benefit expense over the average remaining service period of plan participants, which is currently 8.8 years. As of December 31, 2007 and 2006, our unrecognized net actuarial loss was $96.7 million and $97.9 million, respectively, and was comprised of the following:

(in thousands)	2007	2006
Claims experience	$ 23,938	$ 18,454
Health care cost trend	21,242	23,620
Discount rate assumption	19,105	27,246
Return on plan assets	9,148	10,271
Other	23,299	18,326
Unrecognized net actuarial loss	$ 96,732	$ 97,917

Restructuring Accruals

Over the past several years, we have recorded restructuring accruals as a result of facility closings and other cost management efforts. Cost management is one of our strategic objectives and we are continually seeking ways to lower our cost structure. The 2004 acquisition of NEBS resulted in even larger restructuring accruals as we combined the two companies and exited certain activities. These accruals primarily consist of employee termination benefits payable under our ongoing severance benefit plan. We record accruals for employee termination benefits when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. As such, judgment is involved in determining when it is appropriate to record restructuring accruals. Additionally, we are required to make estimates and assumptions in calculating the restructuring accruals, as many times employees choose to voluntarily leave the company prior to their termination date or they secure another position within the company. In these situations, the employees do not receive termination benefits. To the extent our assumptions and estimates differ from our actual costs, subsequent adjustments to restructuring accruals have been and will be required. We reversed previously recorded restructuring accruals of $2.6 million in 2007, $0.2 million in 2006 and $0.6 million in 2005 primarily as a result of fewer employees receiving severance benefits than originally estimated. Further information regarding our restructuring accruals can be found under the caption "Note 6: Restructuring accruals" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

NEW ACCOUNTING PRONOUNCEMENTS

Information regarding the accounting pronouncements adopted during 2007 can be found under the caption: "Note 1: Significant accounting policies" of the Notes to Consolidated Financial Statements appearing in Item 8 of this report.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which modifies the required accounting for business combinations. This guidance applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including those sometimes referred to as "true mergers" or "mergers of equals." SFAS No. 141(R) changes the accounting for business acquisitions and will impact financial statements at the acquisition date and in subsequent periods. We are required to apply the new guidance to any business combinations completed on or after January 1, 2009.

In December 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 110. This guidance allows companies, in certain circumstances, to utilize a simplified method in determining the expected term of stock option grants when calculating the compensation expense to be recorded under SFAS No. 123(R), *Share-Based Payment*. The simplified method can be used after December 31, 2007 only if a company's stock option exercise experience does not provide a reasonable basis upon which to estimate the expected option term. Through 2007, we utilized the simplified method to determine the expected option term, based upon the vesting and original contractual terms of the option. Beginning in 2008, we will utilize a more detailed calculation of the expected option term based on our historical option exercise data.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. We are filing this cautionary statement in connection with the Reform Act. When we use the words or phrases "should result," "believe," "intend," "plan," "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project" or similar expressions in this Annual Report on Form 10-K, in future filings with the SEC, in our press releases and in oral statements made by our representatives, they indicate forward-looking statements within the meaning of the Reform Act.

We want to caution you that any forward-looking statements made by us or on our behalf are subject to uncertainties and other factors that could cause them to be incorrect. The material uncertainties and other factors known to us are discussed in Item 1A of this report and are incorporated into this Item 7 of the report as if fully stated herein. Although we have attempted to compile a comprehensive list of these important factors, we want to caution you that other factors may prove to be important in affecting future operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to changes in interest rates primarily as a result of the borrowing activities used to support our capital structure, maintain liquidity and fund business operations. We do not enter into financial instruments for speculative or trading purposes. During 2007, we used our committed lines of credit to fund working capital and debt service requirements. Additionally, we issued $200.0 million of fixed-rate long-term debt in May 2007. The nature and amount of debt outstanding can be expected to vary as a result of future business requirements, market conditions and other factors. As of December 31, 2007, our total debt was comprised of the following:

(in thousands)	Carrying amount	Fair value[1]	Weighted-average interest rate
Long-term notes maturing December 2012	$ 299,062	$ 261,000	5.00%
Long-term notes maturing October 2014	274,584	229,625	5.13%
Long-term notes maturing June 2015	200,000	199,250	7.38%
Amounts drawn on credit facilities	67,200	67,200	5.62%
Capital lease obligation maturing through September 2009	3,194	3,194	10.41%
Total debt	$ 844,040	$ 760,269	5.67%

[1] Based on quoted market rates as of December 31, 2007, except for our capital lease obligations which are shown at carrying value.

Although the fair value of our long-term debt is less than its carrying amount, we do not anticipate settling our outstanding debt at its reported fair value. We do not believe that settling our long-term notes is the best use of our financial resources at this time.

Based on the outstanding variable rate debt in our portfolio, a one percentage point increase in interest rates would have resulted in additional interest expense of $0.5 million for 2007.

We are exposed to changes in foreign currency exchange rates. Investments in and loans and advances to foreign subsidiaries and branches, as well as the operations of these businesses, are denominated in foreign currencies, primarily the Canadian dollar. The effect of exchange rate changes is expected to have a minimal impact on our results of operations and cash flows, as our foreign operations represent a relatively small portion of our business.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Accounting Firm

To the Shareholders and Board of Directors of Deluxe Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Deluxe Corporation and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on

Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006 and the manner in which it accounts for the funded status of its defined benefit pension and other postretirement benefit plans effective December 31, 2006. As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company changed the manner in which it accounts for uncertain income tax positions and the Company changed the measurement date it uses to measure the funded status of its defined benefit pension and other postretirement benefit plans.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 22, 2008

DELUXE CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share par value)

	December 31, 2007	December 31, 2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 21,615	$ 11,599
Trade accounts receivable-net of allowances for uncollectible accounts	85,687	103,014
Inventories and supplies	32,279	42,854
Deferred income taxes	14,901	18,776
Cash held for customers	23,285	13,758
Other current assets	14,178	12,116
Total current assets	191,945	202,117
Long-Term Investments (including $3,025 of investments at fair value in 2007 – see Note 1)	36,013	35,985
Property, Plant, and Equipment-net of accumulated depreciation	139,245	142,247
Intangibles-net of accumulated amortization	148,487	178,537
Goodwill	585,294	590,543
Other Non-Current Assets	109,771	117,703
Total assets	$ 1,210,755	$ 1,267,132
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 78,871	$ 78,489
Accrued liabilities	149,763	146,823
Short-term debt	67,200	112,660
Long-term debt due within one year	1,754	326,531
Total current liabilities	297,588	664,503
Long-Term Debt	775,086	576,590
Deferred Income Taxes	10,194	16,315
Other Non-Current Liabilities	86,780	75,397
Commitments and Contingencies (Notes 9, 13 and 14)		
Shareholders' Equity (Deficit):		
Common shares $1 par value (authorized: 500,000 shares; issued: 2007 – 51,887; 2006 – 51,519)	51,887	51,519
Additional paid-in capital	65,796	50,101
Accumulated deficit	(37,530)	(125,420)
Accumulated other comprehensive loss	(39,046)	(41,873)
Total shareholders' equity (deficit)	41,107	(65,673)
Total liabilities and shareholders' equity (deficit)	$ 1,210,755	$ 1,267,132

See Notes to Consolidated Financial Statements

DELUXE CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year Ended December 31, 2007	2006	2005
Revenue	$ 1,606,367	$ 1,639,654	$ 1,716,294
Cost of goods sold	586,561	613,279	608,361
Gross Profit	1,019,806	1,026,375	1,107,933
Selling, general and administrative expense	756,034	787,960	803,633
Asset impairment loss	—	44,698	—
Net gain on sale of product line and assets held for sale	(3,773)	(4,582)	(539)
Operating Income	267,545	198,299	304,839
Interest expense	(55,294)	(56,661)	(56,604)
Other income	5,403	903	2,499
Income Before Income Taxes	217,654	142,541	250,734
Income tax provision	74,139	41,983	92,771
Income From Continuing Operations	143,515	100,558	157,963
Income (Loss) From Discontinued Operations	—	396	(442)
Net Income	$ 143,515	$ 100,954	$ 157,521
Basic Earnings per Share:			
Income from continuing operations	$ 2.79	$ 1.97	$ 3.12
Income (loss) from discontinued operations	—	0.01	(0.01)
Basic earnings per share	2.79	1.98	3.11
Diluted Earnings per Share:			
Income from continuing operations	$ 2.76	$ 1.95	$ 3.10
Income (loss) from discontinued operations	—	0.01	(0.01)
Diluted earnings per share	2.76	1.96	3.09
Cash Dividends per Share	$ 1.00	$ 1.30	$ 1.60

See Notes to Consolidated Financial Statements

DELUXE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,		
	2007	2006	2005
Net Income	$ 143,515	$ 100,954	$ 157,521
Other Comprehensive Income, Net of Tax:			
Reclassification of loss on derivative instruments from other comprehensive income to net income	2,281	2,559	2,576
Pension and postretirement benefit plans:			
Minimum pension liability adjustment	—	(269)	—
Net actuarial loss arising during the period	(6,094)	—	—
Reclassification of amounts from other comprehensive income to net income:			
Amortization of prior service credit	(2,468)	—	—
Amortization of net actuarial loss	6,156	—	—
Unrealized foreign currency translation adjustment	3,263	255	114
Unrealized gains on securities:			
Unrealized holding gains arising during the year	—	268	99
Less reclassification adjustments for gains included in net income	—	(89)	(146)
Other Comprehensive Income	3,138	2,724	2,643
Comprehensive Income	$ 146,653	$ 103,678	$ 160,164
Related Tax (Expense) Benefit of Other Comprehensive Income Included in Above Amounts:			
Reclassification of loss on derivative instruments from other comprehensive income to net income	$ (1,356)	$ (1,493)	$ (1,500)
Pension and postretirement benefit plans:			
Minimum pension liability adjustment	—	151	—
Net actuarial loss arising during the period	3,659	—	—
Reclassification of amounts from other comprehensive income to net income:			
Amortization of prior service credit	1,491	—	—
Amortization of net actuarial loss	(3,708)	—	—
Unrealized gains on securities:			
Unrealized holding gains arising during the year	—	(191)	(67)
Less reclassification adjustments for gains included in net income	—	63	99

See Notes to Consolidated Financial Statements

DELUXE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Common shares		Additional		Accumulated	Total
	Number of shares	Par value	paid-in capital	Accumulated deficit	other comprehensive loss	shareholders' equity (deficit)
Balance, December 31, 2004	50,266	$ 50,266	$ 20,761	$ (235,651)	$ (13,867)	$ (178,491)
Net income	—	—	—	157,521	—	157,521
Cash dividends	—	—	—	(81,271)	—	(81,271)
Common shares issued	529	529	10,718	—	—	11,247
Tax impact of share-based awards	—	—	1,593	—	—	1,593
Common shares retired	(62)	(62)	(2,209)	—	—	(2,271)
Fair value of share-based compensation	2	2	7,001	—	—	7,003
Loss on derivatives, net of tax	—	—	—	—	2,576	2,576
Currency translation adjustment	—	—	—	—	114	114
Unrealized loss on securities, net of tax	—	—	—	—	(47)	(47)
Balance, December 31, 2005	50,735	50,735	37,864	(159,401)	(11,224)	(82,026)
Net income	—	—	—	100,954	—	100,954
Cash dividends	—	—	—	(66,973)	—	(66,973)
Common shares issued	810	810	8,126	—	—	8,936
Tax impact of share-based awards	—	—	728	—	—	728
Reclassification of share-based awards to accrued liabilities (Note 1)	—	—	(1,919)	—	—	(1,919)
Common shares retired	(31)	(31)	(724)	—	—	(755)
Fair value of share-based compensation	5	5	6,026	—	—	6,031
Minimum pension liability, net of tax	—	—	—	—	(269)	(269)
Adoption of FASB Statement No. 158, net of tax (Note 12)	—	—	—	—	(33,373)	(33,373)
Loss on derivatives, net of tax	—	—	—	—	2,559	2,559
Currency translation adjustment	—	—	—	—	255	255
Unrealized gain on securities, net of tax	—	—	—	—	179	179
Balance, December 31, 2006	51,519	51,519	50,101	(125,420)	(41,873)	(65,673)
Net income	—	—	—	143,515	—	143,515
Cash dividends	—	—	—	(52,048)	—	(52,048)
Common shares issued	767	767	15,971	—	—	16,738
Tax impact of share-based awards	—	—	297	—	—	297
Common shares repurchased	(359)	(359)	(10,929)	—	—	(11,288)
Other common shares retired	(40)	(40)	(1,354)	—	—	(1,394)
Fair value of share-based compensation	—	—	11,710	—	—	11,710
Adoption of measurement date provision of FASB Statement No. 158, net of tax (Note 1)	—	—	—	(745)	(69)	(814)
Adoption of FIN No. 48 (Note 1)	—	—	—	(3,074)	—	(3,074)
Adoption of FASB Statement No. 159, net of tax (Note 1)	—	—	—	242	(242)	—
Amounts related to postretirement benefit plans, net of tax (Note 12)	—	—	—	—	(2,406)	(2,406)
Loss on derivatives, net of tax	—	—	—	—	2,281	2,281
Currency translation adjustment	—	—	—	—	3,263	3,263
Balance, December 31, 2007	51,887	$ 51,887	$ 65,796	$ (37,530)	$ (39,046)	$ 41,107

See Notes to Consolidated Financial Statements

DELUXE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2007	2006	2005
Cash Flows from Operating Activities:			
Net income	$ 143,515	$ 100,954	$ 157,521
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Net (income) loss from discontinued operations	—	(396)	442
Depreciation	21,981	25,483	28,993
Amortization of intangibles	45,910	59,387	79,355
Asset impairment loss	—	44,698	—
Amortization of contract acquisition costs	28,189	36,576	34,731
Employee share-based compensation expense	13,533	6,191	7,003
Deferred income taxes	5,280	(37,375)	(11,923)
Other non-cash items, net	15,097	4,018	12,671
Changes in assets and liabilities, net of effects of acquisitions, product line disposition and discontinued operations:			
Trade accounts receivable	6,563	(2,154)	(2,594)
Inventories and supplies	(779)	(505)	(2,030)
Other current assets	3,785	28,921	(5,716)
Non-current assets	(1,989)	(7,153)	8,325
Accounts payable	189	(7,852)	(5,035)
Contract acquisition payments	(14,230)	(17,029)	(70,169)
Other accrued and other non-current liabilities	(22,328)	5,577	(53,295)
Net cash provided by operating activities of continuing operations	244,716	239,341	178,279
Cash Flows from Investing Activities:			
Purchases of capital assets	(32,328)	(41,324)	(55,653)
Payments for acquisitions, net of cash acquired	(2,316)	(16,521)	(2,888)
Purchases of marketable securities	(1,057,460)	—	—
Proceeds from sales of marketable securities	1,057,460	—	—
Proceeds from sale of product line and facilities	19,214	9,247	2,618
Proceeds from redemptions of life insurance policies	—	15,513	—
Other	4,459	(89)	6
Net cash used by investing activities of continuing operations	(10,971)	(33,174)	(55,917)
Cash Flows from Financing Activities:			
Net payments on short-term debt	(45,460)	(99,686)	(51,654)
Proceeds from issuance of long-term debt, net of debt issuance costs	196,329	—	—
Payments on long-term debt	(326,582)	(51,362)	(26,338)
Change in book overdrafts	(3,006)	3,285	5,200
Proceeds from issuing shares under employee plans	15,923	8,936	11,247
Excess tax benefit from share-based employee awards	1,242	1,213	—
Payments for common shares repurchased	(11,288)	—	—
Cash dividends paid to shareholders	(52,048)	(66,973)	(81,271)
Net cash used by financing activities of continuing operations	(224,890)	(204,587)	(142,816)
Effect of Exchange Rate Change on Cash	1,161	158	202
Cash Provided (Used) by Operating Activities of Discontinued Operations	—	23	(4,152)
Cash Provided by Investing Activities – Net Proceeds from Sale	—	2,971	15,779
Net Change in Cash and Cash Equivalents	10,016	4,732	(8,625)
Cash and Cash Equivalents: Beginning of Year	11,599	6,867	15,492
End of Year	$ 21,615	$ 11,599	$ 6,867

See Notes to Consolidated Financial Statements

DELUXE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Significant accounting policies

Consolidation – The consolidated financial statements include the accounts of Deluxe Corporation and all majority owned subsidiaries. All intercompany accounts, transactions and profits have been eliminated.

Use of estimates – We have prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for us to make certain assumptions and estimates affecting the amounts reported in the consolidated financial statements and related notes. These estimates and assumptions are developed based upon all available information. However, actual results can differ from assumed and estimated amounts.

Foreign currency translation – The financial statements of our foreign subsidiaries are measured in the respective subsidiaries' functional currencies, primarily Canadian dollars, and are translated into U.S. dollars. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rates during the year. The resulting translation gains and losses are reflected in accumulated other comprehensive loss in the shareholders' equity (deficit) section of our consolidated balance sheets. Foreign currency transaction gains and losses are recorded in other income in our consolidated statements of income.

Cash and cash equivalents – We consider all cash on hand and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value. As a result of our cash management system, checks issued by us but not presented to the banks for payment may create negative book cash balances. Such negative balances are included in accounts payable and totaled $13.5 million as of December 31, 2007 and $16.5 million as of December 31, 2006.

Marketable securities – Marketable securities which were purchased and sold during 2007 consisted of investments in tax-exempt mutual funds. They were classified as available for sale and were carried at fair value on the consolidated balance sheet, based on quoted prices in active markets for identical assets. The cost of securities sold was determined using the specific identification method.

Trade accounts receivable – Trade accounts receivable are initially recorded at fair value upon the sale of goods or services to customers. They are stated net of allowances for uncollectible accounts, which represent estimated losses resulting from the inability of customers to make the required payments. When determining the allowances for uncollectible accounts, we take several factors into consideration including the overall composition of accounts receivable aging, our prior history of accounts receivable write-offs, the type of customer and our day-to-day knowledge of specific customers. Changes in the allowances for uncollectible accounts are included in selling, general and administrative (SG&A) expense in our consolidated statements of income. The point at which uncollected accounts are written off varies by type of customer, but does not exceed one year from the date of sale.

Inventories and supplies – Inventories and supplies are stated at the lower of average cost or market. Average cost approximates computation on a first-in, first-out basis. Supplies consist of items not used directly in the production of goods, such as maintenance and janitorial supplies utilized in the production area.

Cash held for customers – As part of our Canadian payroll services business, we collect funds from clients to pay their payroll and related taxes. We hold these funds temporarily until payments are remitted to the clients' employees and the appropriate taxing authorities. These funds are reported as cash held for customers in our consolidated balance sheets. The corresponding liability for these obligations is included in accrued liabilities in our consolidated balance sheets.

Long-term investments – Long-term investments consist primarily of cash surrender values of life insurance contracts. The carrying amounts reported in the consolidated balance sheets for these investments approximate fair value. Additionally, long-term investments include investments in domestic mutual funds totaling $3.0 million as of December 31, 2007 and $3.3 million as of December 31, 2006. Effective January 1, 2007, we elected to report these investments using the fair value option under Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. As such, these investments were reported as trading securities as of December 31, 2007, and unrealized gains and losses generated during 2007 were reflected in other income in our consolidated statement of income. As of December 31, 2006, the mutual fund investments were classified as available for sale securities, and unrealized gains and losses, net of tax, were reported in accumulated other comprehensive loss in the shareholders' equity (deficit) section of our consolidated balance sheet. The investments are carried at fair value, based on quoted prices in active markets for identical assets. Changes in the fair value of these investments have historically been insignificant and were insignificant during 2007. Realized gains and losses and permanent declines in value are included in other income in our consolidated statements of income. The cost of securities sold is determined using the average cost method.

Property, plant and equipment – Property, plant and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings are assigned 40-year lives and machinery and equipment are generally assigned lives ranging from one to 11 years, with a weighted-average life of 8.3 years as of December 31, 2007. Buildings, machinery and equipment are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on the straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred. Gains or losses resulting from the disposition of property, plant and equipment are included in SG&A expense in the consolidated statements of income, with the exception of facility sales. Such sales are reported separately in the consolidated statements of income.

Intangibles – Intangible assets are stated at historical cost. Amortization expense is generally determined on the straight-line basis over periods ranging from one to 15 years, with a weighted-average life of 5.8 years as of December 31, 2007. Customer lists and distributor contracts are amortized using accelerated methods. Certain trade name assets have been assigned indefinite lives. As such, these assets are not amortized, but are subject to impairment testing on at least an annual basis. Gains or losses resulting from the disposition of intangibles are included in SG&A expense in the consolidated statements of income.

We capitalize costs of software developed or obtained for internal use, including website development costs, once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when significant, while developing internal-use software. Costs incurred in populating websites with information about the company or products are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. The carrying value of internal-use software is reviewed in accordance with our policy on impairment of long-lived assets and amortizable intangibles.

Impairment of long-lived assets and amortizable intangibles – We evaluate the recoverability of property, plant, equipment and amortizable intangibles not held for sale whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used or in its physical condition, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset. We measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. If the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. As quoted market prices are not available for the majority of our assets, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

We evaluate the recoverability of property, plant, equipment and intangibles held for sale by comparing the asset's carrying amount with its fair value less costs to sell. Should the fair value less costs to sell be less than the carrying value of the long-lived asset, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset less costs to sell.

The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Impairment of non-amortizable intangibles and goodwill – In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we evaluate the carrying value of non-amortizable trade names and goodwill during the third quarter of each year and between annual evaluations if events occur or circumstances change that would indicate a possible impairment. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

We compare the carrying amount of non-amortizable trade names to their estimated fair values. Should the estimated fair value be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The estimate of fair value is based on a relief from royalty method which calculates the cost savings associated with owning rather than licensing the trade name. An assumed royalty rate is applied to forecasted revenue and the resulting cash flows are discounted.

When evaluating whether goodwill is impaired, we compare the fair value of the reporting unit to which the goodwill is assigned to its carrying amount. In calculating fair value, we use the income approach. The income approach is a valuation technique under which we estimate future cash flows using the reporting units' financial forecasts from the perspective of an unrelated market participant. Future estimated cash flows are discounted to their present value to calculate fair value. For reasonableness, the summation of our reporting units' fair values is compared to our market capitalization. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of the reporting unit goodwill to its carrying amount. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The evaluations performed during 2007, 2006 and 2005 did not identify any goodwill impairment losses.

Contract acquisition costs – We record contract acquisition costs when we sign or renew certain contracts with our financial institution clients. These costs, which are essentially pre-paid product discounts, consist of cash payments or accruals related to amounts owed to financial institution clients by our Financial Services segment. Contract acquisition costs are generally amortized as reductions of revenue on the straight-line basis over the related contract term. Currently, these amounts are being amortized over periods ranging from one to 10 years, with a weighted-average life of 5.6 years as of December 31, 2007. Whenever events or changes occur that impact the related contract, including significant declines in the anticipated profitability, we evaluate the carrying value of the contract acquisition costs to determine if impairment has occurred. Should a financial institution cancel a contract prior to the agreement's termination date, or should the volume of orders realized through a financial institution fall below contractually-specified minimums, we generally have a contractual right to a refund of the remaining unamortized contract acquisition costs. These costs are included in other non-current assets in the consolidated balance sheets.

Advertising costs – Deferred advertising costs include materials, printing, labor and postage costs related to direct response advertising programs of our Direct Checks and Small Business Services segments. These costs are amortized as SG&A expense over periods (not exceeding 18 months) that correspond to the estimated revenue streams of the individual advertisements. The actual revenue streams are analyzed at least annually to monitor the propriety of the amortization periods. Judgment is required in estimating the future revenue streams, especially with regard to check re-orders which can span an extended period of time. Significant changes in the actual revenue streams would require the amortization periods to be modified, thus impacting our results of operations during the period in which the change occurred and in subsequent periods. For our Direct Checks segment, approximately 82% of the costs of individual advertisements are expensed within six months of the advertisement. The majority of the deferred advertising costs of our Small Business Services segment are fully amortized within six months of the advertisement. Deferred advertising costs are included in other non-current assets in the consolidated balance sheets, as portions are amortized over periods in excess of one year.

Non-direct response advertising projects are expensed the first time the advertising takes place. Catalogs provided to financial institution clients of the Financial Services segment are accounted for as prepaid assets until they are shipped to financial institutions. The total amount of advertising expense for continuing operations was $123.3 million in 2007, $118.1 million in 2006 and $135.2 million in 2005.

Restructuring accruals – Over the past several years, we have recorded restructuring accruals as a result of facility closings and cost management efforts. These accruals primarily consist of employee termination benefits payable under our ongoing severance benefit plan. We record accruals for employee termination benefits when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. As such, judgment is involved in determining when it is appropriate to record restructuring accruals. Additionally, we are required to make estimates and assumptions in calculating the restructuring accruals, as many times employees choose to voluntarily leave the company prior to their termination date or they secure another position within the company. In these situations, the employees do not receive termination benefits. To the extent our assumptions and estimates differ from actual employee behavior, subsequent adjustments to restructuring accruals have been and will be required. Restructuring accruals are included in accrued liabilities and other non-current liabilities in our consolidated balance sheets.

Deferred income taxes – Deferred income taxes result from temporary differences between the financial reporting basis of assets and liabilities and their respective tax reporting bases. Current deferred tax assets and liabilities are netted in the consolidated balance sheets, as are long-term deferred tax assets and liabilities. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Derivative financial instruments – In the past, we have used derivative financial instruments to hedge interest rate exposures related to the issuance of long-term debt (see Note 8). We do not use derivative financial instruments for speculative or trading purposes.

We recognize all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are recognized periodically either in income or in shareholders' equity (deficit) as a component of accumulated other comprehensive loss, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portion of the change in the fair value of the hedged items that relate to the hedged risk. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in accumulated other comprehensive loss net of tax. We present amounts used to settle cash flow hedges as financing activities in our consolidated statements of cash flows. Changes in fair values of derivatives not qualifying as hedges are reported in income.

Revenue recognition – We recognize revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. The majority of our revenues are generated from the sale of products for which revenue is recognized upon shipment or customer receipt, based upon the transfer of title. Our services, which account for the remainder of our revenue, consist primarily of fraud prevention and payroll services. We recognize these service revenues as the services are provided.

Revenue includes amounts billed to customers for shipping and handling and pass-through costs, such as marketing materials for which our financial institution clients reimburse us. Costs incurred for shipping and handling and pass-through costs are reflected in cost of goods sold. While we do provide our customers with a right of return, revenue is not deferred. Rather, a reserve for sales returns is recorded in accordance with SFAS No. 48, *Revenue Recognition When Right of Return Exists*, based on significant historical experience.

At times, a financial institution client may terminate its contract with us prior to the end of the contract term. In many of these cases, the financial institution is contractually required to remit a contract termination payment. Such payments are recorded as revenue when the termination agreement is executed, provided that we have no further service or contractual obligations, and collection of the funds is assured.

Revenue is presented in the consolidated statements of income net of rebates, discounts, amortization of contract acquisition costs and sales tax. We enter into contractual agreements with financial institution clients for rebates on certain products we sell. We record these amounts as reductions of revenue in the consolidated statements of income and as accrued liabilities in the consolidated balance sheets when the related revenue is recorded. At times we may also sell products at discounted prices or provide free products to customers when they purchase a specified product. Discounts are recorded as reductions of revenue when the related revenue is recorded. The cost of free products is recorded as cost of goods sold when the revenue for the related purchase is recorded. Additionally, reported revenue for our Financial Services segment does not reflect the full retail price paid by end-consumers to their financial institutions. Revenue reflects the amounts paid to us by our financial institution clients.

Employee share-based compensation – On January 1, 2006, we adopted SFAS No. 123(R), *Share-Based Payment,* using the modified prospective method. Prior to this, we were applying the fair value provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* in our accounting for employee share-based compensation awards. We adopted SFAS No. 123 on January 1, 2004, using the modified prospective method of adoption described in SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* As such, our results of operations for all periods presented include compensation expense for all outstanding employee share-based awards. The adoption of SFAS No. 123(R) had the following impacts on our consolidated financial statements:

- Effective January 1, 2006, a portion of our restricted stock unit awards were reclassified from shareholders' deficit to accrued liabilities in our consolidated balance sheet. Certain of these awards may be settled in cash if an employee voluntarily chooses to leave the company. Under the provisions of SFAS No. 123(R), these awards must be classified as liabilities in the consolidated balance sheet and must be re-measured at fair value as of each balance sheet date. The amount reclassified as of January 1, 2006 totaled $1.9 million, which approximated the fair value of these awards on their grant dates. The re-measurement of these awards, including the effect of the change in accounting principle in 2006, resulted in a $14,000 decrease in SG&A expense in 2007 and a $0.6 million decrease in SG&A expense in 2006. The cumulative effect of the change in accounting principle in 2006 was not presented separately in the consolidated statement of income, as it was not material.

- We modified our method of recognizing compensation expense for share-based awards granted to individuals achieving "qualified retiree" status prior to completion of the options' normal vesting period. Previously, we recognized expense for such awards over their applicable vesting period, with cost recognition accelerated if and when an employee retired with qualified retiree status. Upon adoption of SFAS No. 123(R), we are required to recognize the entire expense for these awards over the period from the date of grant until the date an employee is expected to achieve qualified retiree status under the terms of the applicable award agreement. This change is applied only to new awards granted after January 1, 2006. The terms of our awards granted subsequent to January 1, 2006 require that the compensation committee of our board of directors determine on an individual basis whether an employee is a qualified retiree upon their termination of employment with the company. As such, we do not accelerate the recognition of expense on these awards until the compensation committee makes this determination. If we had applied this expense recognition methodology to awards granted prior to January 1, 2006, it would have increased diluted earnings per share $0.01 for 2007 and 2006. This methodology would have had no impact on diluted earnings per share for 2005.

- In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* This FSP provides an alternative method for calculating the net excess tax benefits available to absorb tax deficiencies as required under SFAS No. 123(R). We elected to utilize the transition method outlined in this FSP in accounting for the income tax consequences of employee share-based compensation awards. Upon the adoption of SFAS No. 123(R), we had a positive income tax windfall pool.

- SFAS No. 123(R) requires that the cash retained as a result of the tax deductibility of employee share-based awards be presented as a component of cash flows from financing activities in the consolidated statement of cash flows. In prior periods, we reported these amounts as a component of cash flows from operating activities. For 2005, $1.6 million was included in cash provided by operating activities of continuing operations for the excess tax benefit of employee share-based awards.

The adoption of SFAS No. 123(R) had the following dollar impacts on our 2006 consolidated statement of income and our consolidated statement of cash flows:

(in thousands, except per share amounts)		Increase
Income before income taxes	$	649
Income from continuing operations		435
Net income		435
Earnings per share – basic		0.01
Earnings per share – diluted		—
Cash provided by financing activities		1,213

Earnings per share – Basic earnings per share is based on the weighted-average number of common shares outstanding during the year. Diluted earnings per share is based on the weighted-average number of common shares outstanding during the year, adjusted to give effect to potential common shares such as stock options, restricted stock units and unvested restricted stock issued under our stock incentive plan (see Note 10). When determining the denominator for the diluted earnings per share calculation under the treasury stock method, we exclude from assumed proceeds the impact of pro forma deferred tax assets.

Comprehensive income – Comprehensive income includes charges and credits to shareholders' equity (deficit) that are not the result of transactions with shareholders. Our total comprehensive income consists of net income, gains and losses on derivative instruments, changes in the funded status and amortization of amounts related to our pension and postretirement benefit plans, and foreign currency translation adjustments. In previous years, total comprehensive income also included minimum pension liability adjustments and unrealized gains and losses on securities. These items are no longer included in comprehensive income due to the adoption of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, and SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The items of comprehensive income, with the exception of net income, are included in accumulated other comprehensive loss in our consolidated balance sheets and statements of shareholders' equity (deficit).

Recently adopted accounting pronouncements – On January 1, 2007, we adopted FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that in our judgment is greater than 50% likely to be realized. The adoption of FIN No. 48 impacted our consolidated balance sheet as of January 1, 2007 as follows:

(in thousands)		Increase/ (decrease)
Current deferred income taxes	$	59
Goodwill		576
Other non-current assets		330
Accrued liabilities		(8,332)
Other non-current liabilities		20,139
Non-current deferred income taxes		(7,768)
Accumulated deficit		3,074

The total amount of unrecognized tax benefits as of January 1, 2007 was $16.2 million, excluding accrued interest and penalties. If the unrecognized tax benefits were recognized in our consolidated financial statements, $8.6 million would affect our effective tax rate. Interest and penalties recorded for uncertain tax positions were included in our provision for income taxes in the consolidated statements of income prior to the adoption of FIN No. 48, and we continue this classification subsequent to the adoption of FIN No. 48. As of January 1, 2007, $4.7 million of interest and penalties was accrued, excluding the tax benefits of deductible interest.

On January 1, 2007, we adopted the measurement date provision of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. SFAS No. 158 requires companies to measure the funded status of a plan as of the date of its year-end balance sheet. We historically used a September 30 measurement date. To transition to a December 31 measurement date, we completed plan measurements for our postretirement benefit and pension plans as of December 31, 2006. In accordance with SFAS No. 158, postretirement benefit expense for the period from October 1, 2006 through December 31, 2006, as calculated based on the September 30, 2006 measurement date, was recorded as an increase to accumulated deficit of $0.7 million, net of tax, as of January 1, 2007. Additionally, we adjusted our postretirement assets and liabilities to reflect the funded status of the plans, as calculated based on the December 31, 2006 measurement date. This adjustment, along with the postretirement benefit expense for the period from October 1, 2006 through December 31, 2006, resulted in an increase in other comprehensive loss of $0.1 million, net of tax, as of January 1, 2007. Postretirement benefit expense reflected in our 2007 consolidated statement of income is based on the December 31, 2006 measurement date. Further information regarding the expense included in our consolidated statements of income can be found in Note 12: Pension and other postretirement benefits.

On January 1, 2007, we adopted SFAS No. 157, *Fair Value Measurements*. This new standard addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles (GAAP) in the United States. In February 2008, the FASB issued FSP No. FAS 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Because we adopted SFAS No. 157 on January 1, 2007, the delay outlined in FSP No. FAS 157-2 does not apply to us.

On a recurring basis we are required to measure the following assets at fair value: available for sale marketable securities; a long-term mutual fund investment accounted for under the fair value option of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*; plan assets of our postretirement benefit and pension plans; indefinite-lived intangible assets; and goodwill. The fair values of marketable securities, the long-term mutual fund investment and substantially all of the plan assets of our postretirement benefit and pension plans are based on quoted prices in active markets for identical assets. Fair values for indefinite-lived intangible assets and goodwill are calculated as discussed in our accounting policy regarding impairment of non-amortizable intangibles and goodwill. During 2007, only the required annual impairment analysis of indefinite-lived intangibles and goodwill was performed, as there were no indicators of impairment during the year. In addition, for disclosure purposes, we are required to measure the fair value of our outstanding debt, with the exception of our capital lease obligation. The fair value of debt is determined using quoted prices in active markets for identical liabilities. Information regarding the fair value of debt can be found in Note 13: Debt.

No marketable securities were held as of December 31, 2007. Information regarding the fair value of plan assets of our postretirement benefit and pension plans can be found in Note 12: Pension and other postretirement benefits. Other assets measured at fair value during 2007 were as follows:

		Fair value measurements using		
(in thousands)	Fair value as of measurement date	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Long-term mutual fund investment	$ 3,025	$ 3,025	$ —	$ —
Indefinite-lived trade names	74,503	—	—	74,503
Goodwill[(1)]	2,494,281	—	—	2,494,281

[(1)] Fair value represents the fair value of reporting units to which goodwill is assigned. Because the fair value of our reporting units was greater than the carrying value of our reporting units, the implied fair value of goodwill was not required to be calculated.

Gains of $0.2 million for our long-term mutual fund investment were included in SG&A expense during 2007. No gains or losses related to our other fair value measurements were recorded during 2007.

Changes during 2007 in the fair value of assets valued using unobservable inputs we developed, known as Level 3 fair value measurements under SFAS No. 157, *Fair Value Measurements*, were as follows:

(in thousands)	Indefinite-lived intangibles	Goodwill	Total
Fair value, December 31, 2006	$ 73,012	$ 1,939,403	$ 2,012,415
Unrealized gain[(1)]	1,491	554,878	556,369
Fair value, December 31, 2007	$ 74,503	$ 2,494,281	$ 2,568,784

[(1)] The change in fair value is not reflected in our consolidated financial statements.

On January 1, 2007, we adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This new standard permits companies to choose to measure many financial instruments and certain other items at fair value that were not previously required to be measured at fair value. We have elected the fair value option for a mutual fund investment previously classified as available for sale. This investment was carried at fair value on our consolidated balance sheets. However, under the fair value option, unrealized gains and losses are now reflected in our consolidated statements of income, as opposed to being recorded in accumulated other comprehensive loss on the consolidated balance sheets. This investment corresponds to our liability under an officers' deferred compensation plan. This deferred compensation plan is not available to new participants and is fully funded by the mutual fund investment. The liability under the plan equals the fair value of the mutual fund investment, so changes in the value of both the plan asset and the liability are now netted in the consolidated statements of income. This mutual fund investment had a fair value of $3.0 million as of December 31, 2007 and $3.3 million as of December 31, 2006, and is included in long-term investments on our consolidated balance sheets. The long-term investments caption on our consolidated balance sheet also includes life insurance policies which are recorded at their cash surrender values. The fair value of the mutual fund investment is determined using quoted prices in active markets for identical assets. Changes in the fair value of this investment have historically been insignificant and were insignificant during 2007. As required by SFAS No. 159, the cumulative unrealized gain related to this mutual fund investment of $0.2 million, net of tax, as of January 1, 2007, was reclassified from accumulated other comprehensive loss to accumulated deficit as of January 1, 2007. The unrealized pre-tax gain on this investment as of January 1, 2007 was $0.4 million.

Accounting pronouncements not yet adopted – In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations,* which modifies the required accounting for business combinations. This guidance applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including those sometimes referred to as "true mergers" or "mergers of equals." SFAS No. 141(R) changes the accounting for business acquisitions and will impact financial statements at the acquisition date and in subsequent periods. We are required to apply the new guidance to any business combinations completed on or after January 1, 2009.

In December 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 110. This guidance allows companies, in certain circumstances, to utilize a simplified method in determining the expected term of stock option grants when calculating the compensation expense to be recorded under SFAS No. 123(R), *Share-Based Payment.* The simplified method can be used after December 31, 2007 only if a company's stock option exercise experience does not provide a reasonable basis upon which to estimate the expected option term. Through 2007, we utilized the simplified method to determine the expected option term, based upon the vesting and original contractual terms of the option. Beginning in 2008, we will utilize a more detailed calculation of the expected option term based on our historical option exercise data.

Note 2: Supplementary balance sheet and cash flow information

Marketable securities – Marketable securities purchased and sold during 2007 consisted of investments in tax-exempt mutual funds. The funds were comprised of variable rate demand notes, municipal bonds and notes, and commercial paper. The cost of these investments equaled their fair value due to the short-term duration of the underlying investments. No realized or unrealized gains or losses on marketable securities were generated during 2007. Purchases of and proceeds from sales of available for sale marketable securities were $1,057.5 million for 2007. We held no marketable securities at December 31, 2007.

Trade accounts receivable – Net trade accounts receivable was comprised of the following at December 31:

(in thousands)	2007	2006
Trade accounts receivable	$ 92,881	$ 111,203
Allowances for uncollectible accounts	(7,194)	(8,189)
Trade accounts receivable – net	$ 85,687	$ 103,014

Changes in the allowances for uncollectible accounts were as follows:

(in thousands)	2007	2006	2005
Balance, beginning of year	$ 8,189	$ 7,903	$ 5,199
Bad debt expense	8,448	8,956	8,808
Write-offs, net of recoveries	(9,443)	(8,670)	(6,104)
Balance, end of year	$ 7,194	$ 8,189	$ 7,903

Inventories and supplies – Inventories and supplies were comprised of the following at December 31:

(in thousands)	2007	2006
Raw materials	$ 6,803	$ 7,663
Semi-finished goods	10,886	13,761
Finished goods	8,499	11,257
Total inventories	26,188	32,681
Supplies, primarily production	6,091	10,173
Inventories and supplies	$ 32,279	$ 42,854

Property, plant and equipment – Property, plant and equipment was comprised of the following at December 31:

(in thousands)	2007	2006
Land and land improvements	$ 35,895	$ 35,593
Buildings and building improvements	133,852	132,771
Machinery and equipment	296,240	291,838
Total	465,987	460,202
Accumulated depreciation	(326,742)	(317,955)
Property, plant and equipment – net	$ 139,245	$ 142,247

Intangibles – Intangibles were comprised of the following at December 31:

	2007			2006		
(in thousands)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Indefinite-lived:						
Trade names	$ 59,400	$ —	$ 59,400	$ 59,400	$ —	$ 59,400
Amortizable intangibles:						
Internal-use software	278,802	(243,483)	35,319	264,847	(228,719)	36,128
Customer lists	110,165	(85,199)	24,966	114,344	(71,088)	43,256
Distributor contracts	30,900	(19,016)	11,884	30,900	(14,552)	16,348
Trade names	30,369	(16,708)	13,661	31,644	(12,350)	19,294
Other	7,667	(4,410)	3,257	7,596	(3,485)	4,111
Amortizable intangibles	457,903	(368,816)	89,087	449,331	(330,194)	119,137
Intangibles	$ 517,303	$ (368,816)	$ 148,487	$ 508,731	$ (330,194)	$ 178,537

Total amortization of intangibles was $45.9 million in 2007, $59.4 million in 2006 and $79.4 million in 2005. Of these amounts, amortization of internal-use software was $16.6 million in 2007, $25.2 million in 2006 and $38.2 million in 2005. Based on the intangibles in service as of December 31, 2007, estimated amortization expense for each of the next five years ending December 31 is as follows:

(in thousands)	
2008	$ 36,842
2009	24,464
2010	10,056
2011	5,403
2012	2,605

We acquire internal-use software in the normal course of business. In conjunction with acquisitions (see Note 4), we also acquired certain other amortizable intangible assets. The following intangible assets were acquired during the years indicated:

	2007		2006		2005	
(in thousands)	Amount	Weighted-average amortization period	Amount	Weighted-average amortization period	Amount	Weighted-average amortization period
Customer lists	$ —	—	$ 4,200	5 years	$ 971	9 years
Internal-use software	17,398	4 years	18,984	3 years	38,220	5 years
Trade names	—	—	1,400	5 years	—	—
Other	—	—	—	—	674	5 years
Acquired intangibles	$ 17,398	4 years	$ 24,584	4 years	$ 39,865	5 years

Goodwill – As of December 31, 2007, goodwill was comprised of the following:

(in thousands)	
Acquisition of New England Business Service, Inc. (NEBS) in June 2004	$ 493,889
Acquisition of Designer Checks, Inc. in February 2000[1]	77,970
Acquisition of the Johnson Group in October 2006 (see Note 4)[1]	7,320
Acquisition of Direct Checks in December 1987	4,267
Acquisition of Dots and Pixels, Inc. in July 2005 (see Note 4)	1,044
Acquisition of All Trade Computer Forms, Inc. in February 2007 (see Note 4)	804
Goodwill	$ 585,294

[1] This goodwill is deductible for tax purposes.

Changes in goodwill were as follows:

(in thousands)	Small Business Services	Direct Checks	Total
Balance, December 31, 2005	$ 498,886	$ 82,237	$ 581,123
Acquisition of Johnson Group (see Note 4)	7,320	—	7,320
Adjustment to NEBS acquisition deferred income taxes	2,103	—	2,103
Currency translation adjustment	(3)	—	(3)
Balance, December 31, 2006	508,306	82,237	590,543
Sale of industrial packaging product line (see Note 4)	(5,864)	—	(5,864)
Adjustment to NEBS acquisition income tax receivable and deferred income taxes	(915)	—	(915)
Acquisition of All Trade Computer Forms, Inc. (see Note 4)	711	—	711
Adoption of FIN No. 48 (see Note 1)	576	—	576
Currency translation adjustment	243	—	243
Balance, December 31, 2007	$ 503,057	$ 82,237	$ 585,294

Other non-current assets – Other non-current assets as of December 31 were comprised of the following:

(in thousands)	2007	2006
Contract acquisition costs (net of accumulated amortization of $82,976 and $97,910, respectively)	$ 55,516	$ 71,721
Deferred advertising costs	26,009	27,891
Other	28,246	18,091
Other non-current assets	$ 109,771	$ 117,703

Changes in contract acquisition costs were as follows:

(in thousands)	2007	2006	2005
Balance, beginning of year	$ 71,721	$ 93,664	$ 83,825
Additions[(1)]	11,984	14,633	50,177
Amortization	(28,189)	(36,576)	(34,731)
Refunds from contract terminations	—	—	(5,607)
Balance, end of year	$ 55,516	$ 71,721	$ 93,664

[(1)] Contract acquisition costs are accrued upon contract execution. Cash payments made for contract acquisition costs were $14,230 in 2007, $17,029 in 2006 and $70,169 in 2005.

Accrued liabilities – Accrued liabilities as of December 31 were comprised of the following:

(in thousands)	2007	2006
Employee profit sharing and pension	$ 40,294	$ 20,890
Cash held for customers	23,285	13,758
Customer rebates	20,397	19,314
Wages, including vacation	17,275	17,214
Interest	5,414	7,197
Restructuring due within one year (see Note 6)	5,050	10,697
Income taxes	3,396	25,219
Other	34,652	32,534
Accrued liabilities	$ 149,763	$ 146,823

Supplemental cash flow disclosures – Cash payments for interest and income taxes were as follows for the years ended December 31:

(in thousands)	2007	2006	2005
Interest paid	$ 57,077	$ 57,035	$ 57,393
Income taxes paid	89,944	74,891	105,546

As of December 31, 2007, we had accounts payable of $3.9 million related to capital asset purchases. These amounts were reflected in property, plant and equipment and intangibles in our consolidated balance sheet as of December 31, 2007, as we did receive the assets as of that date. The payment of these liabilities will be included in purchases of capital assets on the consolidated statements of cash flows when these liabilities are paid.

As of December 31, 2005, we had accounts payable of $8.5 million related to capital asset purchases. The payment of these liabilities was included in purchases of capital assets on the consolidated statement of cash flows for the year ended December 31, 2006.

For 2007, other investing activities reported on the consolidated statement of cash flows was primarily comprised of payments of $1.6 million received on a mortgage note receivable, benefits of $1.2 million received under life insurance policies and cash proceeds of $1.1 million received from the sale of miscellaneous fixed assets.

Note 3: Earnings per share

The following table reflects the calculation of basic and diluted earnings per share from continuing operations. During each period, certain options, as noted below, were excluded from the calculation of diluted earnings per share because their effect would have been antidilutive.

(in thousands, except per share amounts)	2007	2006	2005
Earnings per share – basic:			
Income from continuing operations	$ 143,515	$ 100,558	$ 157,963
Weighted-average shares outstanding	51,436	51,001	50,574
Earnings per share – basic	$ 2.79	$ 1.97	$ 3.12
Earnings per share – diluted:			
Income from continuing operations	$ 143,515	$ 100,558	$ 157,963
Re-measurement of share-based awards classified as liabilities	(10)	(584)	—
Income available to common shareholders	$ 143,505	$ 99,974	$ 157,963
Weighted-average shares outstanding	51,436	51,001	50,574
Dilutive impact of options, restricted stock units, unvested restricted stock and employee stock purchase plan	496	229	341
Shares contingently issuable	—	—	21
Weighted-average shares and potential dilutive shares outstanding	51,932	51,230	50,936
Earnings per share – diluted	$ 2.76	$ 1.95	$ 3.10
Weighted-average antidilutive options excluded from calculation	2,124	3,028	1,860

Earnings per share amounts for continuing operations, discontinued operations and net income, as presented on the consolidated statements of income, are calculated individually and may not sum due to rounding differences.

Note 4: Acquisitions and disposition

2007 acquisition – In February 2007, we acquired all of the common stock of All Trade Computer Forms, Inc. (All Trade) for cash of $2.3 million, net of cash acquired. All Trade is a custom form printer based in Canada and is included in our Small Business Services segment. The acquisition was funded using availability on our existing credit facilities. All Trade's operating results are included in our consolidated results of operations from the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed resulted in goodwill of $0.7 million. We believe this acquisition resulted in goodwill due to All Trade's expertise in custom printing which we expect will help us expand our core printing capabilities and product offerings for small businesses.

2007 disposition – In January 2007, we completed the sale of the assets of our Small Business Services industrial packaging product line for $19.2 million, realizing a pre-tax gain of $3.8 million. This sale had an insignificant impact on diluted earnings per share because the effective tax rate specifically attributable to the gain was higher since the goodwill written-off is not deductible for tax purposes. This product line generated approximately $51 million of revenue in 2006. The disposition of this product line did not qualify to be reported as discontinued operations in our consolidated financial statements.

2006 acquisition – On October 25, 2006, we acquired the assets of the Johnson Group and its affiliated companies for $16.5 million, net of cash acquired. The Johnson Group provides prepress, printing, mailing and fulfillment, and finishing services and is included in our Small Business Services segment. The acquisition was funded using availability on our existing credit facilities. The Johnson Group's operating results are included in our consolidated results of operations from the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed resulted in goodwill of $7.3 million, which is deductible for tax purposes. We believe this acquisition resulted in the recognition of goodwill primarily because of the opportunities it provides to expand our business in the custom, full color, digital and web-to-print space with our small business customers. It also provides potential opportunities longer term, specifically in the area of literature management, for financial institutions. Amortizable customer lists of $4.2 million are being amortized over five years using accelerated methods and amortizable trade names of $1.4 million are being amortized over five years on the straight-line basis. Other assets acquired consisted primarily of trade accounts receivable and property, plant and equipment.

2005 acquisition – In July 2005, we acquired all of the outstanding stock of Dots & Pixels, Inc. for $2.0 million, net of cash acquired. Dots & Pixels is a Canadian-based full-color digital printer and is included in our Small Business Services segment. The acquisition was funded using commercial paper borrowings. Dots & Pixels' operating results are included in our consolidated results of operations from the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed resulted in goodwill of $0.9 million. We believe this acquisition resulted in goodwill primarily due to Dots & Pixels' proprietary printing capabilities and our ability to bring these technologies to our Canadian customers.

Note 5: Discontinued operations

Discontinued operations in 2006 consisted of the rental income and expenses associated with a building located in the United Kingdom related to NEBS European businesses which were sold in December 2004. The building was sold in the second quarter of 2006 for $3.0 million, resulting in a pre-tax gain of $0.5 million.

Discontinued operations in 2005 consisted of the NEBS apparel business known as PremiumWear, as well as the rental income and expenses associated with the building in the United Kingdom. The sale of PremiumWear was completed in the third quarter of 2005 for $15.8 million, resulting in a pre-tax gain of $0.8 million.

Revenue and income (loss) from discontinued operations for the years ended December 31 were as follows:

(in thousands)	2006	2005
Revenue	$ 51	$ 33,249
Income (loss) from operations	$ 21	$ (1,066)
Gain on disposal	543	798
Income tax expense	(168)	(174)
Income (loss) from discontinued operations	$ 396	$ (442)

Note 6: Restructuring accruals

2007 restructuring charges – During 2007, we recorded restructuring accruals of $7.1 million for employee severance related to employee reductions across various functional areas resulting from our cost savings initiatives. The restructuring accruals included severance benefits for 236 employees. These employee reductions are expected to be completed by the end of 2008, with severance payments fully paid by mid-2009 using cash from operations. Also during 2007, we reversed $2.6 million of restructuring accruals due to fewer employees receiving severance benefits than originally estimated and the re-negotiation of operating lease obligations. These restructuring charges, net of reversals, were reflected as a $0.4 million reduction of cost of goods sold, an increase of $4.7 million in SG&A expense and a $0.2 million reduction of the gain recognized on the sale of our industrial packaging product line (see Note 4) in our 2007 consolidated statement of income.

2006 restructuring charges – During 2006, we recorded restructuring accruals of $11.1 million for employee severance related to employee reductions within our shared services functions of sales, marketing, customer care, fulfillment, information technology, human resources and finance, as well as the closing of our Financial Services customer service call center located in Syracuse, New York. The Syracuse facility was closed in January 2007 and the other employee reductions were substantially completed in the fourth quarter of 2007. These reductions were the result of our cost reduction initiatives. The restructuring accruals included severance payments for 501 employees, the majority of which were paid in 2007 utilizing cash from operations. Also during 2006, we reversed $0.2 million of previously recorded restructuring accruals. These restructuring charges, net of the reversals, were reflected as cost of goods sold of $1.2 million and SG&A expense of $9.7 million in our 2006 consolidated statement of income.

Acquisition-related restructuring – In conjunction with the NEBS acquisition in June 2004, we recorded restructuring accruals of $30.2 million related to NEBS activities which we decided to exit. The restructuring accruals included severance benefits and $2.8 million due under noncancelable operating leases on facilities which were vacated as we consolidated operations. The severance accruals included payments due to 701 employees. During the second quarter of 2005, we reduced the acquisition-related restructuring accruals by $0.5 million due to a change in estimate as to the number of employees who would receive severance benefits. This adjustment reduced goodwill, and thus, is not reflected in our 2005 consolidated statement of income. All severance benefits were fully paid during 2007 and the remaining payments due under the operating lease obligations will be paid through early 2009 utilizing cash from operations.

Restructuring accruals of $5.1 million as of December 31, 2007 are reflected in accrued liabilities in our consolidated balance sheet. Restructuring accruals of $11.2 million as of December 31, 2006 are reflected in accrued liabilities and other non-current liabilities in our consolidated balance sheet. By company initiative, our restructuring accruals were as follows:

(in thousands)	2003 initiatives	2004 initiatives	NEBS acquisition related	2006 initiatives	2007 initiatives	Total
Balance, December 31, 2004	$ 4	$ 2,351	$ 14,556	$ —	$ —	$ 16,911
Restructuring charges	25	335	75	—	—	435
Restructuring reversals	—	(397)	(183)	—	—	(580)
Acquisition adjustment	—	—	(514)	—	—	(514)
Payments, primarily severance	(29)	(2,279)	(7,401)	—	—	(9,709)
Balance, December 31, 2005	—	10	6,533	—	—	6,543
Restructuring charges	—	—	438	10,701	—	11,139
Restructuring reversals	—	—	—	(229)	—	(229)
Payments, primarily severance	—	(10)	(5,146)	(1,086)	—	(6,242)
Balance, December 31, 2006	—	—	1,825	9,386	—	11,211
Restructuring charges	—	—	—	158	6,928	7,086
Restructuring reversals	—	—	(656)	(1,415)	(562)	(2,633)
Payments, primarily severance	—	—	(1,133)	(7,804)	(1,677)	(10,614)
Balance, December 31, 2007	$ —	$ —	$ 36	$ 325	$ 4,689	$ 5,050
Cumulative amounts:						
Restructuring charges	$ 11,999	$ 5,850	$ 30,243	$ 10,859	$ 6,928	$ 65,879
Restructuring reversals	(1,320)	(531)	(839)	(1,644)	(562)	(4,896)
Payments, primarily severance	(10,679)	(5,319)	(29,368)	(8,890)	(1,677)	(55,933)
Balance, December 31, 2007	$ —	$ —	$ 36	$ 325	$ 4,689	$ 5,050

The components of our restructuring accruals, by segment, were as follows:

(in thousands)	Employee severance benefits				Operating lease obligations	
	Small Business Services	Financial Services	Direct Checks	Corporate[1]	Small Business Services	Total
Balance, December 31, 2004	$ 11,820	$ 1,802	$ 204	$ 326	$ 2,759	$ 16,911
Restructuring charges	—	25	171	164	75	435
Restructuring reversals	(183)	(388)	—	(9)	—	(580)
Acquisition adjustment	(514)	—	—	—	—	(514)
Payments	(7,288)	(1,439)	(365)	(481)	(136)	(9,709)
Balance, December 31, 2005	3,835	—	10	—	2,698	6,543
Restructuring charges	2,754	3,261	128	4,949	47	11,139
Restructuring reversals	(4)	(165)	—	(60)	—	(229)
Payments	(4,281)	(393)	(10)	(408)	(1,150)	(6,242)
Balance, December 31, 2006	2,304	2,703	128	4,481	1,595	11,211
Restructuring charges	2,625	1,049	—	3,412	—	7,086
Restructuring reversals	(233)	(471)	(142)	(1,236)	(551)	(2,633)
Inter-segment transfer	633	378	32	(1,043)	—	—
Payments	(3,328)	(2,706)	(18)	(3,554)	(1,008)	(10,614)
Balance, December 31, 2007	$ 2,001	$ 953	$ —	$ 2,060	$ 36	$ 5,050
Cumulative amounts:						
Restructuring charges	$ 32,466	$ 18,521	$ 2,710	$ 9,264	$ 2,918	$ 65,879
Restructuring reversals	(420)	(2,380)	(240)	(1,305)	(551)	(4,896)
Inter-segment transfer	633	378	32	(1,043)	—	—
Payments	(30,678)	(15,566)	(2,502)	(4,856)	(2,331)	(55,933)
Balance, December 31, 2007	$ 2,001	$ 953	$ —	$ 2,060	$ 36	$ 5,050

[1] As discussed in Note 17: Business segment information, corporate costs are allocated to our business segments based on segment revenue. As such, the net Corporate restructuring charges are reflected in the business segment operating income presented in Note 17 in accordance with this allocation methodology.

The number of employees reflected in our restructuring accruals and reversals, by initiative, was as follows:

	2003 initiatives	2004 initiatives	NEBS acquisition related	2006 initiatives	2007 initiatives	Total
Balance, December 31, 2004	3	40	625	—	—	668
Restructuring charges	—	3	4	—	—	7
Restructuring reversals	—	(18)	(188)	—	—	(206)
Employees severed	(3)	(25)	(175)	—	—	(203)
Balance, December 31, 2005	—	—	266	—	—	266
Restructuring charges	—	—	3	605	—	608
Restructuring reversals	—	—	(1)	(54)	—	(55)
Employees severed	—	—	(265)	(149)	—	(414)
Balance, December 31, 2006	—	—	3	402	—	405
Restructuring charges	—	—	—	—	236	236
Restructuring reversals	—	—	(1)	(50)	(19)	(70)
Employees severed	—	—	(2)	(351)	(125)	(478)
Balance, December 31, 2007	—	—	—	1	92	93

In addition to severance and remaining operating lease obligations, we also incurred other costs related to facility closures, including equipment moves, training and travel. These costs were expensed as incurred and totaled $0.1 million for 2007, $1.5 million for 2006 and $2.2 million for 2005.

Note 7: Asset impairment loss

In June 2006, we determined that a software project intended to replace major portions of our existing order capture, billing and pricing systems would not meet our future business requirements in a cost-effective manner. Therefore, we made the decision to abandon the project. Accordingly, we wrote down the carrying value of the related internal-use software to zero during the second quarter of 2006. This resulted in a non-cash asset impairment loss of $44.7 million, of which $26.4 million was allocated to the Financial Services segment and $18.3 million was allocated to the Small Business Services segment.

Note 8: Derivative financial instruments

During 2004, we entered into $450.0 million of forward starting interest rate swaps to hedge, or lock-in, the interest rate on a portion of the $600.0 million debt we issued in October 2004 (see Note 13). The termination of the lock agreements in 2004 yielded a deferred pre-tax loss of $23.6 million. During 2002, we entered into two forward rate lock agreements to effectively hedge the annual interest rate on $150.0 million of the $300.0 million notes issued in December 2002 (see Note 13). The termination of the lock agreements in December 2002 yielded a deferred pre-tax loss of $4.0 million. These losses are reflected, net of tax, in accumulated other comprehensive loss in our consolidated balance sheets and are being reclassified ratably to our statements of income as increases to interest expense over the term of the related debt.

Note 9: Income tax provision

The components of the income tax provision for continuing operations were as follows:

(in thousands)	2007	2006	2005
Current tax provision:			
Federal	$ 59,595	$ 74,263	$ 95,484
State	9,264	5,095	9,210
Total	68,859	79,358	104,694
Deferred tax provision (benefit)	5,280	(37,375)	(11,923)
Provision for income taxes	$ 74,139	$ 41,983	$ 92,771

Our income tax provision for 2005 included tax expense of $0.7 million related to the repatriation of $8.1 million from our Canadian operations under the foreign earnings repatriation provision within the American Jobs Creation Act of 2004. This new law provided for a special one-time deduction of 85% of certain foreign earnings that were repatriated and which met certain requirements.

The effective tax rate on pre-tax income from continuing operations differed from the U.S. federal statutory tax rate of 35% as follows:

	2007	2006	2005
Income tax at federal statutory rate	35.0%	35.0%	35.0%
State income tax expense, net of federal income tax benefit	2.8%	0.5%	2.1%
Change in unrecognized tax benefits, including interest and penalties	0.2%	—	—
Change in tax contingencies[(1)]	—	0.7%	(0.3%)
Deferred income tax adjustment[(2)]	—	(3.5%)	—
Qualified production activity credit	(1.8%)	(1.6%)	(0.9%)
Receivables for prior year tax returns[(3)]	(1.4%)	—	—
Other	(0.7%)	(1.6%)	1.1%
Income tax provision	34.1%	29.5%	37.0%

(1) During 2006, accruals related to unresolved tax contingencies more than offset net accrual reversals of $1.5 million related to settled issues, primarily resulting from the expiration of the statute of limitations in various state income tax jurisdictions.

(2) During 2006, we reduced our provision for income taxes $5.0 million for the true-up of certain deferred income tax balances. As this item was not material to our current or prior periods, we recorded a one-time, discrete benefit to our provision for income taxes for the year ended December 31, 2006.

(3) Relates to amendments to prior year income tax returns claiming refunds primarily associated with the funding of medical costs through our voluntary employee beneficiary association (VEBA) trust, as well as state income tax credits and related interest.

On January 1, 2007, we adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes* (see Note 1). This new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding accrued interest and penalties, is as follows:

(in thousands)		
Balance, January 1, 2007	$	16,202
Additions for tax positions of current year		898
Additions for tax positions of prior years		979
Reductions for tax positions of prior years		(1,159)
Settlements		(2,131)
Lapse of statutes of limitations		(394)
Balance, December 31, 2007	$	14,395

If the unrecognized tax benefits were recognized in our consolidated financial statements, $7.2 million would affect our effective tax rate. Our income tax provision included expense for interest and penalties of $0.9 million in 2007. Our accruals for interest and penalties, excluding the tax benefits of deductible interest, were $4.8 million as of December 31, 2007. Examinations of our federal income tax returns for years prior to 2000 have been closed. Federal income tax returns for 2000 through 2004 have been examined by the Internal Revenue Service (IRS), while our federal income tax returns for 2005 through 2007 remain subject to IRS examination. In general, income tax returns for the years 2003 through 2007 remain subject to examination by major state and city tax jurisdictions. In the event that we have determined not to file tax returns with a particular state or city, all years remain subject to examination by the tax jurisdiction.

Within the next 12 months, it is reasonably possible that our unrecognized tax benefits will change in the range of a decrease of $7.0 million to an increase of $1.1 million as we attempt to settle certain federal and state tax matters or as federal and state statutes of limitations expire. We are not able to predict what, if any, impact these changes may have on our effective tax rate.

The ultimate outcome of tax matters may differ from our estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution would result in reduced income tax expense.

Prior to the adoption of FIN No. 48 on January 1, 2007, we established reserves for income tax contingencies when, despite our belief that the tax return positions were fully supportable, certain positions were likely to be challenged. We adjusted these reserves in light of changing facts and circumstances, such as the closing of a tax audit. Our effective tax rate for 2006 and 2005 included the impact of reserve provisions and changes to reserves, as well as related interest and penalties. Our reserve for contingent tax liabilities totaled $8.9 million as of December 31, 2006 and is included in accrued liabilities in our consolidated balance sheet.

Tax-effected temporary differences which gave rise to deferred tax assets and liabilities at December 31 were as follows:

	2007		2006	
(in thousands)	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	$ —	$ 24,326	$ —	$ 29,555
Goodwill	—	21,793	—	17,073
Property, plant and equipment	2,840	—	—	772
Deferred advertising costs	—	9,800	—	9,106
Employee benefit plans[1]	33,106	—	34,445	—
Interest rate lock agreements (see Note 8)	5,279	—	6,514	—
Reserves and accruals	10,959	—	15,156	—
Federal benefit of state uncertain tax positions	4,982	—	—	—
Inventories	2,137	—	3,123	—
All other	4,995	3,040	4,362	3,981
Total deferred taxes	64,298	58,959	63,600	60,487
Valuation allowance	(632)	—	(652)	—
Net deferred taxes	$ 63,666	$ 58,959	$ 62,948	$ 60,487

[1] Deferred income taxes were impacted by the adoption of the recognition provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, as of December 31, 2006. Further information can be found in Note 12.

Deferred income taxes have not been recognized on unremitted earnings of our foreign subsidiaries, as these amounts are intended to be reinvested indefinitely in the operations of those subsidiaries.

The valuation allowances relate to Canadian operating loss carryforwards which we do not expect to realize. As of December 31, 2007, we had Canadian operating loss carryforwards of $1.8 million which expire at various dates between 2010 and 2013. We also had state net operating loss carryforwards of $1.9 million which expire at various dates up to 2026.

Note 10: Share-based compensation plans

Our employee share-based compensation plans consist of our employee stock purchase plan and our stock incentive plan. Under our stock incentive plan, we currently have non-qualified stock options, restricted stock units and restricted share awards outstanding. There are 8.5 million shares of common stock reserved for issuance under the stock incentive plan, with 2.8 million of these shares remaining available for issuance as of December 31, 2007.

The following amounts were recognized in our consolidated statements of income for share-based compensation plans:

(in thousands)	2007	2006	2005
Stock options	$ 2,766	$ 2,025	$ 3,448
Restricted shares and restricted stock units	10,425	3,379	2,325
Employee stock purchase plan	342	787	810
Performance share plan[(1)]	—	—	420
Total share-based compensation expense	$ 13,533	$ 6,191	$ 7,003
Income tax benefit	$ 4,709	$ 1,826	$ 2,591

[(1)] No awards were earned under our performance share plan. As such, no expense for this plan was recorded in 2007 or 2006. Expense was recorded in 2005 based on our estimate at that time of the awards that would be earned. As a portion of the award was based on market conditions, this expense could not be reversed in accordance with SFAS No. 123(R), *Share-Based Payment*.

As of December 31, 2007, the total compensation expense for unvested awards not yet recognized in our consolidated statements of income was $10.5 million, net of the effect of estimated forfeitures. This amount is expected to be recognized over a weighted-average period of 1.5 years.

Non-qualified stock options – All options allow for the purchase of shares of common stock at prices equal to the stock's market value at the date of grant. Options become exercisable beginning one year after the grant date, with one-third vesting each year over three years. Options may be exercised up to seven years following the date of grant. In the case of qualified retirement, death, disability or involuntary termination without cause, options vest immediately and the period over which the options can be exercised is shortened. Employees forfeit unvested options when they voluntarily terminate their employment with the company, and they have up to three months to exercise vested options before they are cancelled. In the case of involuntary termination with cause, the entire unexercised portion of the award is cancelled. All options vest immediately upon a change of control, as defined in the award agreement. We determine the fair value of options using the Black-Scholes option pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on the straight-line basis over the options' vesting periods. The following weighted-average assumptions were used in the Black-Scholes model in determining the fair value of stock options granted:

	2007	2006	2005
Risk-free interest rate (%)	4.8	4.6	3.9
Dividend yield (%)	4.4	4.2	3.9
Expected volatility (%)	26.1	22.1	20.5
Weighted-average option life (years)	4.5	4.7	5.7

The risk-free interest rate for periods within the expected option life is based on the U.S. Treasury yield curve in effect at the grant date. Expected volatility is based on the historical volatility of our stock. We utilized the simplified method to determine the expected option term, based upon the vesting and original contractual terms of the option. Beginning in 2008, we will utilize a more detailed calculation of the expected option term based on our historical option exercise data.

Information regarding options issued under the current and all previous plans was as follows:

	Number of option shares	Weighted-average exercise price	Aggregate intrinsic value (in thousands)	Weighted-average remaining contractual term (years)
Outstanding at December 31, 2004	3,250,496	$ 36.84		
Granted	239,087	39.63		
Exercised	(325,858)	25.29		
Forfeited or expired	(203,340)	36.62		
Outstanding at December 31, 2005	2,960,385	38.46		
Granted	795,700	25.83		
Exercised	(295,485)	19.19		
Forfeited or expired	(393,642)	36.53		
Outstanding at December 31, 2006	3,066,958	37.27		
Granted	914,425	32.73		
Exercised	(425,777)	31.36		
Forfeited or expired	(271,377)	37.89		
Outstanding at December 31, 2007	3,284,229	36.85	$ 5,306	3.4
Exercisable at December 31, 2005	2,256,758	$ 38.12		
Exercisable at December 31, 2006	2,265,244	40.46		
Exercisable at December 31, 2007	1,988,907	40.78	$ 2,235	1.8

The weighted-average grant-date fair value of options granted was $6.01 per share for 2007, $4.17 per share for 2006 and $6.13 per share for 2005. The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $3.5 million for 2007, $2.1 million for 2006 and $4.4 million for 2005.

Restricted stock units – Certain employees have the option to receive a portion of their bonus payment in the form of restricted stock units. When employees elect this payment method, we provide an additional matching amount of restricted stock units equal to one-half of the restricted stock units earned under the bonus plan. These awards vest two years from the date of grant. In the case of approved retirement, death, disability or change of control, the units vest immediately. In the case of involuntary termination without cause or voluntary termination, employees receive a cash payment for the units earned under the bonus plan, but forfeit the company-provided matching amount. The fair value of these awards is determined on the date of grant based on the market value of our common stock. Compensation expense, including the effect of estimated forfeitures, is recognized over the applicable service period. Because the bonus portion of these awards may be settled in cash upon voluntary termination of employment, this portion of the awards is included in accrued liabilities in our consolidated balance sheets, and is re-measured at each reporting period based on the current market value of our common stock. The company-provided match portion of the awards is never settled in cash. As such, this portion of the awards is recorded in equity at the grant date fair value and is not re-measured each reporting period.

In addition to awards granted to employees, non-employee members of our board of directors can elect to receive all or a portion of their fees in the form of restricted stock units. Directors are issued shares in exchange for the units upon the earlier of the tenth anniversary of February 1st of the year following the year in which the non-employee director ceases to serve on the board or such other objectively determinable date pre-elected by the director. The fair value of these unit awards is based on the market value of our common stock on the date of grant. Compensation expense is recognized immediately, as the awards are for past services.

Each restricted stock unit is convertible into one share of common stock upon completion of the vesting period. Information regarding our restricted stock units was as follows:

	Number of units	Weighted-average grant date fair value	Aggregate intrinsic value (in thousands)	Weighted-average remaining contractual term (years)
Outstanding at December 31, 2004	40,905	$ 38.45		
Granted	154,356	35.54		
Vested	(63,362)	37.14		
Forfeited	(5,798)	35.44		
Outstanding at December 31, 2005	126,101	35.68		
Granted	15,938	22.38		
Vested	(20,307)	35.44		
Forfeited	(41,875)	35.23		
Outstanding at December 31, 2006	79,857	33.31		
Granted	10,743	34.71		
Vested	(37,490)	34.53		
Outstanding at December 31, 2007	53,110	32.73	$ 1,747	5.6

Of the awards outstanding as of December 31, 2007, 554 restricted stock units are classified as liabilities in our consolidated balance sheet at a value of $18 thousand. As of December 31, 2007, these units had a fair value of $32.89 per unit and a weighted-average remaining contractual term of 0.1 year.

The total intrinsic value of restricted stock units vesting was $1.1 million for 2007, $0.4 million for 2006 and $2.1 million for 2005. We made cash payments to settle share-based liabilities of $0.1 million in 2007, $0.5 million in 2006 and $0.1 million in 2005.

Restricted shares – We currently have two types of restricted share awards outstanding. Certain of these awards have a set vesting period at which time the restrictions on the shares lapse. The vesting period on these awards currently ranges from two to three years. The fair value of these awards is based on the market value of an unrestricted share on the grant date and is recognized, net of the effect of estimated forfeitures, over the vesting period. We have also granted performance-accelerated restricted shares. The restrictions on these awards lapse three years from the grant date. However, if the performance criteria are met, the restrictions on one-half of the awards will lapse one year from the grant date. Fair value is based on the market value of an unrestricted share on the date of grant and is recognized, net of the effect of estimated forfeitures, over the vesting period.

For both types of restricted share awards, the restrictions lapse immediately in the case of qualified retirement, death or disability. In the case of involuntary termination without cause or a change of control, restrictions on a pro-rata portion of the shares lapse based on how much of the vesting period has passed. In the case of voluntary termination of employment or termination with cause, the remaining restricted shares are forfeited.

Information regarding unvested restricted shares was as follows:

	Number of shares	Weighted-average grant date fair value
Unvested at December 31, 2004	44,803	$ 42.36
Granted	51,925	39.47
Vested	(9,746)	41.66
Forfeited	(4,099)	41.16
Unvested at December 31, 2005	82,883	40.70
Granted	401,630	25.51
Vested	(20,958)	36.90
Forfeited	(85,462)	28.99
Unvested at December 31, 2006	378,093	27.52
Granted	250,150	33.00
Vested	(87,133)	29.09
Forfeited	(36,977)	30.10
Unvested at December 31, 2007	504,133	29.78

The total fair value of restricted shares vesting was $3.3 million for 2007, $0.4 million for 2006 and $0.3 million for 2005.

Employee stock purchase plan – Under our employee stock purchase plan, eligible employees may purchase Deluxe common stock at 85% of its market value at the end of each six-month purchase period. Prior to August 1, 2006, the plan contained a "look-back" provision under which the purchase price was calculated as 85% of the lower of the stock's market value at the beginning or end of the six-month purchase period.

During 2007, 90,452 shares were issued under this plan at prices of $25.44 and $32.10. During 2006, 180,277 shares were issued under this plan at prices of $22.76 and $14.45. During 2005, 91,902 shares were issued at prices of $32.53 and $32.99. Prior to August 1, 2006, we utilized the Black-Scholes option pricing model to calculate the fair value of these awards. This fair value plus the 15% discount amount was recognized as compensation expense over the six-month purchase period. Subsequent to August 1, 2006, the 15% discount amount is recognized as compensation expense over the six-month purchase period.

Note 11: Employee benefit plans

Profit sharing, defined contribution and 401(k) plans – We maintain a profit sharing plan, a defined contribution pension plan and a plan established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. These plans cover substantially all full-time and some part-time employees. Employees are eligible to participate in the plans on the first day of the quarter following their first full year of service. We also provide cash bonus programs under which employees may receive an annual cash bonus payment based on our annual operating performance.

Contributions to the profit sharing and defined contribution plans are made solely by Deluxe and are remitted to the plans' respective trustees. Benefits provided by the plans are paid from accumulated funds of the trusts. In 2007, 2006 and 2005, contributions to the defined contribution pension plan equaled 4% of eligible compensation. Contributions to the profit sharing plan vary based on the company's performance. Under the 401(k) plan, employees under the age of 50 could contribute up to the lesser of $15,500 or 50% of eligible wages during 2007. Employees 50 years of age or older could make contributions of up to $20,500 during 2007. Beginning on the first day of the quarter following an employee's first full year of service, we match 100% of the first 1% of wages contributed by employees and 50% of the next 4% of wages contributed. All employee and employer contributions are remitted to the plans' respective trustees and benefits provided by the plans are paid from accumulated funds of the trusts. Payments made under the cash bonus programs vary based on the company's performance and are paid in cash directly to employees.

Employees are provided a broad range of investment options to choose from when investing their profit sharing, defined contribution and 401(k) plan funds. Investing in our common stock is not one of these options, although funds selected by employees may at times hold our common stock.

Expense recognized in the consolidated statements of income for these plans was as follows:

(in thousands)	2007	2006	2005
Profit sharing/cash bonus plans	$ 23,379	$ 3,845	$ 976
Defined contribution pension plan	10,761	11,313	10,975
401(k) plan	6,482	7,065	8,084

Deferred compensation plan – We have a non-qualified deferred compensation plan that allows eligible employees to defer a portion of their compensation. Participants can elect to defer up to a maximum of 100 percent of their base salary plus up to 50 percent of their bonus for the year. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on investments elected by plan participants. Each participant is fully vested in all deferred compensation and earnings. A participant may elect to receive deferred amounts in one payment or in monthly installments upon termination of employment or disability. Our total liability under this plan was $10.2 million as of December 31, 2007 and $11.4 million as of December 31, 2006. These amounts are reflected in accrued liabilities and other long-term liabilities in the consolidated balance sheets. We fund this liability through investments in company-owned life insurance policies, as well as investments in domestic mutual funds. These investments are included in long-term investments in the consolidated balance sheets and totaled $16.3 million as of December 31, 2007 and $15.7 million as of December 31, 2006.

Voluntary employee beneficiary association trust – We have formed a VEBA trust to fund employee and retiree medical costs and severance benefits. Contributions to the VEBA trust are tax deductible, subject to limitations contained in the Internal Revenue Code. VEBA assets primarily consist of fixed income investments. Historically, we made the majority of our contributions to the trust in the first quarter of the year and funded our obligations from the trust assets throughout the year. During 2006, we decided to change this practice. We now fund the VEBA trust throughout the year because the tax benefit from pre-funding the trust no longer exceeds the interest cost associated with the pre-funding. We made contributions to the VEBA trust of $34.1 million in 2007 and $4.5 million in 2006. Our liability for incurred but not reported medical claims exceeded the prepaid balance in the VEBA trust by $3.1 million as of December 31, 2007 and $0.3 million as of December 31, 2006. These amounts are reflected in accrued liabilities in our consolidated balance sheets.

Note 12: Pension and other postretirement benefits

We have historically provided certain health care benefits for a large number of retired employees. Employees hired prior to January 1, 2002 become eligible for benefits if they attain the appropriate years of service and age prior to retirement. Employees hired on January 1, 2002 or later are not eligible to participate in our retiree health care plan. In addition to our retiree health care plan, we also have supplemental executive retirement plans (SERP's) in the United States and Canada and a pension plan which covers certain Canadian employees. These pension plans were acquired as part of the NEBS acquisition in 2004.

On December 31, 2006, we adopted the recognition provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. This standard required companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the change occurs through comprehensive income. The adjustments required to reflect the funded status of our postretirement benefit and pension plans as of December 31, 2006 were as follows:

(in thousands)	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158
Deferred income taxes	$ 20,080	$ (1,304)	$ 18,776
Other non-current assets	139,509	(21,806)	117,703
Total assets	1,290,242	(23,110)	1,267,132
Accrued liabilities	150,802	(3,979)	146,823
Deferred income taxes	37,074	(20,759)	16,315
Other non-current liabilities	40,396	35,001	75,397
Total liabilities	1,322,542	10,263	1,332,805
Accumulated other comprehensive loss	(8,500)	(33,373)	(41,873)
Total shareholders' deficit	(32,300)	(33,373)	(65,673)

SFAS No. 158 also requires companies to measure the funded status of a plan as of the date of its year-end balance sheet beginning no later than December 31, 2008. We historically used September 30 as our measurement date. Effective January 1, 2007, we changed to a December 31 measurement date (see Note 1).

In July 2006, we adopted an amendment to our postretirement benefit plan. The amendment limits the total amount we will pay toward retiree medical costs. The limit was set at 150% of the average cost per retiree in 2006. Medical costs incurred above the pre-determined limit will be paid by retirees. We expect the cap will be reached in four to six years. We completed a plan re-measurement as of July 31, 2006 to calculate the impact of this plan amendment. This change reduced our accumulated postretirement benefit obligation by $29.5 million. This amount will be recognized as a reduction of our postretirement benefit expense over a period of 22 years, the average remaining life of plan participants. This change resulted in a $0.7 million reduction in our postretirement benefit expense for 2006.

Obligations and funded status – The following table summarizes the change in benefit obligation, plan assets and funded status during 2007 and 2006:

(in thousands)	Postretirement benefit plan	Pension plans
Change in benefit obligation:		
Benefit obligation, December 31, 2005	$ 143,195	$ 9,691
Service cost	1,000	209
Interest cost	7,338	473
Actuarial loss – net	11,273	4
Benefits paid from plan assets, the VEBA trust (see Note 11) and company funds	(13,803)	(446)
Plan amendments	(29,525)	—
Currency translation adjustment	—	(30)
Benefit obligation, December 31, 2006	119,478	9,901
Service cost	156	222
Interest cost	7,011	514
Actuarial loss (gain) – net	15,775	(185)
Benefits paid from plan assets, the VEBA trust (see Note 11) and company funds	(10,779)	(557)
Change in measurement date (see Note 1)	1,664	338
Currency translation adjustment	—	1,095
Benefit obligation, December 31, 2007	$ 133,305	$ 11,328
Change in plan assets:		
Fair value of plan assets, December 31, 2005	$ 90,589	$ 4,869
Actual return on plan assets	7,996	555
Company contributions	—	776
Benefits and expenses paid	(10,342)	(152)
Currency translation adjustment	—	(49)
Fair value of plan assets, December 31, 2006	88,243	5,999
Actual return on plan assets	14,504	109
Company contributions	—	463
Benefits and expenses paid	—	(234)
Currency translation adjustment	—	1,025
Fair value of plan assets, December 31, 2007	$ 102,747	$ 7,362
Funded status, December 31, 2006	$ (31,235)	$ (3,902)
Funded status, December 31, 2007	$ (30,558)	$ (3,966)

Plan assets of our postretirement medical plan do not include the assets of the VEBA trust discussed in Note 11. Plan assets consist only of those assets invested in a trust established under section 401(h) of the Internal Revenue Code. These assets can be used only to pay retiree medical benefits, whereas the assets of the VEBA trust may be used to pay medical and severance benefits for both active and retired employees.

Amounts recognized in the consolidated balance sheets as of December 31 were as follows:

	Postretirement benefit plan		Pension plans	
	2007	2006	2007	2006
Other non-current assets	$ —	$ —	$ 178	$ 187
Accrued liabilities	—	—	324	324
Other non-current liabilities	30,558	31,235	3,820	3,765

Amounts included in other comprehensive loss that have not been recognized as components of postretirement benefit expense were as follows:

	Postretirement benefit plan		Pension plans	
(in thousands)	2007	2006	2007	2006
Unrecognized prior service credit	$ (40,021)	$ (44,969)	$ —	$ —
Unrecognized net actuarial loss	96,732	97,917	492	219
Fourth quarter contribution	—	—	—	80
Tax effect	(20,924)	(19,512)	(162)	(93)
Amount recognized in accumulated other comprehensive loss, net of tax	$ 35,787	$ 33,436	$ 330	$ 206

The unrecognized prior service credit for our postretirement benefit plan resulted from a 2003 curtailment and other plan amendments. These changes resulted in a reduction of the accumulated postretirement benefit obligation. This reduction was first used to reduce any existing unrecognized prior service cost, then to reduce any remaining unrecognized transition obligation. The excess is the unrecognized prior service credit. The prior service credit generated by the 2006 plan amendment is being amortized on the straight-line basis over the average remaining life expectancy of plan participants of 22 years. Prior service credit generated before 2006 and unrecognized actuarial gains and losses are being amortized over the average remaining service period of plan participants, which is currently 8.8 years. The unrecognized net actuarial loss for our postretirement benefit plan resulted from experience different from that assumed or from changes in assumptions. This amount was comprised of the following as of December 31:

(in thousands)	2007	2006
Claims experience	$ 23,938	$ 18,454
Health care cost trend	21,242	23,620
Discount rate assumption	19,105	27,246
Return on plan assets	9,148	10,271
Other	23,299	18,326
Unrecognized net actuarial loss	$ 96,732	$ 97,917

Amounts included in accumulated other comprehensive loss as of December 31, 2007 which we expect to recognize in postretirement benefit expense during 2008 are as follows:

(in thousands)	Postretirement benefit plan	Pension plans
Prior service credit	$ (3,959)	$ —
Net actuarial loss	9,478	134
Total	$ 5,519	$ 134

The accumulated benefit obligation (ABO) for all of our pension plans was $11.3 million as of December 31, 2007 and $9.9 million as of December 31, 2006. The ABO differs from the projected benefit obligation because it does not include an assumption as to future compensation levels.

As of December 31, 2007 and 2006, two of our three pension plans, the United States SERP plan and the Canadian pension plan, had accumulated benefit obligations in excess of plan assets, as follows:

(in thousands)	2007	2006
Projected benefit obligation	$ 10,448	$ 9,129
Accumulated benefit obligation	10,448	9,101
Fair value of plan assets	6,304	5,039

Net pension and postretirement benefit expense – Net pension and postretirement benefit expense for the years ended December 31 consisted of the following components:

	Postretirement benefit plan			Pension plans		
(in thousands)	2007	2006	2005	2007	2006	2005
Service cost	$ 156	$ 1,000	$ 782	$ 223	$ 209	$ 289
Interest cost	7,011	7,338	6,915	514	473	588
Expected return on plan assets	(8,264)	(7,690)	(6,695)	(262)	(300)	(263)
Amortization of prior service credit	(3,959)	(2,841)	(2,617)	—	—	—
Amortization of net actuarial losses	9,857	9,992	9,375	7	9	—
Total periodic benefit expense	4,801	7,799	7,760	482	391	614
Curtailment loss	—	—	—	—	—	139
Net periodic benefit expense	$ 4,801	$ 7,799	$ 7,760	$ 482	$ 391	$ 753

Actuarial assumptions – Effective January 1, 2007 we changed to a December 31 measurement date when completing the calculations related to our pension and postretirement benefit plans (see Note 1). Historically, we used a September 30 measurement date.

In measuring benefit obligations as of December 31, the following assumptions were used:

	Postretirement benefit plan		Pension plans	
	2007	2006	2007	2006
Discount rate	6.20%	5.75%	4.43% - 6.20%	4.60% - 5.75%
Rate of compensation increase	—	—	—	3.50%

The discount rate assumption is based on the rates of return on high-quality, fixed-income instruments currently available whose cash flows match the timing and amount of expected benefit payments. In determining the discount rate, we utilize yield curve approaches to discount each cash flow stream at an interest rate specifically applicable to the timing of each respective cash flow. The present value of each cash flow stream is aggregated and used to impute a weighted-average discount rate. Additionally, we consider Moody's high quality corporate bond rates when selecting our discount rate.

In measuring net periodic benefit expense for the years ended December 31, the following assumptions were used:

	Postretirement benefit plan			Pension plans		
(in thousands)	2007	2006	2005	2007	2006	2005
Discount rate	5.75%	5.50%	5.75%	4.43% - 5.75%	4.50% -5.50%	5.75% - 6.25%
Expected return on plan assets	8.75%	8.75%	8.75%	4.50%	6.25%	6.00%
Rate of compensation increase	—	—	—	—	3.50%	3.50%

In determining the expected long-term rate of return on plan assets, we first study historical markets. We then use this data to estimate future returns assuming that long-term historical relationships between equity and fixed income investments are consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. We evaluate current market factors such as inflation and interest rates before we determine long-term capital market assumptions. We also review historical returns to check for reasonableness and appropriateness.

In measuring the benefit obligation for our postretirement medical plan, the following assumptions for health care cost trend rates were used:

	2007		2006		2005
	Participants under age 65	Participants over age 65	Participants under age 65	Participants over age 65	All participants
Health care cost trend rate assumed for next year	8.25%	9.25%	9.00%	10.00%	9.75%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.25%	5.25%	5.25%	5.25%	5.25%
Year that the rate reaches the ultimate trend rate	2012	2014	2012	2014	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in thousands)	One-percentage-point increase	One-percentage-point decrease
Effect on total of service and interest cost	$ 163	$ (145)
Effect on benefit obligation	2,826	(2,526)

Plan assets – The allocation of plan assets by asset category as of the measurement date was as follows:

	Postretirement benefit plan		Pension plans	
	2007	2006	2007	2006
Equity securities	79%	85%	7%	8%
Debt securities	21%	15%	86%	84%
Cash and cash equivalents	—	—	7%	8%
Total	100%	100%	100%	100%

Our postretirement health care plan and the Canadian pension plans have assets that are intended to meet long-term obligations. In order to meet these obligations, we employ a total return investment approach which considers cash flow needs and balances long-term projected returns against expected asset risk, as measured using projected standard deviations. Risk tolerance is established through careful consideration of projected plan liabilities, the plan's funded status, projected liquidity needs and current corporate financial condition.

For our postretirement health care plan, we adopted new asset allocation targets in September 2007 based on our liability and asset projections. As such, the current allocation of plan assets is 80% equity securities and 20% fixed income securities. Within the equity securities category, the allocation is: 59% large capitalization equities, 29% international equities and 12% small and mid-capitalization equities. Through most of 2007 our allocation of plan assets was 76% equity securities and 24% fixed income securities. Within the equity securities category, the allocation was: 42% large capitalization equities, 33% small and mid-capitalization equities and 25% international equities. Through most of 2006, we targeted an allocation of plan assets of 80% equity securities and 20% fixed income securities for our postretirement medical plan. Within equity securities, we targeted the following allocation: 35% large capitalization equities, 25% small capitalization equities, 20% mid-capitalization equities and 20% international equities. Plan assets are not invested in real estate, private equity or hedge funds and are not leveraged beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Through June 30, 2006, the defined benefit component of the Canadian pension plan invested in a pooled balance fund. The plan was frozen on July 1, 2006 and is expected to be fully settled in 2010. As such, its assets as of December 31, 2007 were invested in fixed income investments. The investments utilized by this plan conform to our Statement of Investment Policies & Procedures and are overseen by an investment committee. The committee reviews our policies and liability structure annually and reviews the performance of plan assets on a quarterly basis. In December 2007, we decided to terminate the Canadian SERP plan. Benefits due under this plan are expected to be fully settled in 2008. As of December 31, 2007, one-half of the assets of this plan were held by the Canada Revenue Agency in a refundable non-interest bearing account and one-half of the assets were invested in a global equity fund.

Cash flows – We are not contractually obligated to make contributions to the assets of our postretirement medical benefit plan, and we do not anticipate making any such contributions during 2008. However, we do anticipate that we will pay net retiree medical benefits of $10.0 million during 2008.

We have fully funded the United States SERP obligation with investments in company-owned life insurance policies. The cash surrender value of these policies is included in long-term investments in the consolidated balance sheets and totaled $5.3 million as of December 31, 2007 and $5.2 million as of December 31, 2006. We plan to pay pension benefits of $1.5 million during 2008, including final settlement of the Canadian SERP plan. We plan to make contributions of $0.2 million to the defined benefit component of the Canadian pension plan during 2008.

The following benefit payments are expected to be paid during the years indicated:

	Postretirement benefit plan			Pension plans
(in thousands)	Gross benefit payments	Expected Medicare subsidy	Net benefit payments	Gross benefit payments
2008	$ 11,000	$ 1,000	$ 10,000	$ 1,516
2009	11,400	1,200	10,200	533
2010	12,000	1,300	10,700	7,582
2011	12,600	1,400	11,200	310
2012	13,100	1,500	11,600	300
2013 – 2017	66,100	8,900	57,200	1,440

Note 13: Debt

Debt outstanding as of December 31 was as follows:

(in thousands)	2007	2006
5.0% senior, unsecured notes due December 15, 2012, net of discount	$ 299,062	$ 298,872
5.125% senior, unsecured notes due October 1, 2014, net of discount	274,584	274,523
7.375% senior, unsecured notes due June 1, 2015	200,000	—
Long-term portion of capital lease obligations	1,440	3,195
Long-term portion of debt	775,086	576,590
3.5% senior, unsecured notes repaid October 1, 2007, net of discount	$ —	$ 324,950
Amounts drawn on credit facilities	67,200	112,660
Capital lease obligations due within one year	1,754	1,581
Short-term portion of debt	68,954	439,191
Total debt	$ 844,040	$ 1,015,781

Our senior, unsecured notes include covenants that place restrictions on the issuance of additional debt, the execution of certain sale-leaseback agreements and limitations on certain liens. Discounts from par value are being amortized ratably as increases to interest expense over the term of the related debt.

In May 2007, we issued $200.0 million of 7.375% senior, unsecured notes maturing on June 1, 2015. The notes were issued via a private placement under Rule 144A of the Securities Act of 1933. These notes were subsequently registered with the SEC via a registration statement which became effective on June 29, 2007. Interest payments are due each June and December. The notes place a limitation on restricted payments, including increases in dividend levels and share repurchases. This limitation does not apply if the notes are upgraded to an investment-grade credit rating. Principal redemptions may be made at our election at any time on or after June 1, 2011 at redemption prices ranging from 100% to 103.688% of the principal amount. We may also redeem up to 35% of the notes at a price equal to 107.375% of the principal amount plus accrued and unpaid interest using the proceeds of certain equity offerings completed before June 1, 2010. In addition, at any time prior to June 1, 2011, we may redeem some or all of the notes at a price equal to 100% of the principal amount plus accrued and unpaid interest and a make-whole premium. If we sell certain of our assets or experience specific types of changes in control, we must offer to purchase the notes at 101% of the principal amount. Proceeds from the offering, net of offering costs, were $196.3 million. These proceeds were used to repay amounts drawn on our credit facility and to invest in marketable securities. On October 1, 2007, we used proceeds from liquidating all of our marketable securities and certain cash equivalents, together with a $120.0 million advance on our credit facilities, primarily to repay $325.0 million of 3.5% unsecured notes plus accrued interest. The fair market value of the notes issued in May 2007 was $199.3 million as of December 31, 2007, based on quoted market prices.

In October 2004, we issued $325.0 million of 3.5% senior, unsecured notes which matured and were repaid on October 1, 2007 and $275.0 million of 5.125% senior, unsecured notes maturing on October 1, 2014. The notes were issued via a private placement under Rule 144A of the Securities Act of 1933. These notes were subsequently registered with the SEC via a registration statement which became effective on November 23, 2004. Interest payments are due each April and October. Proceeds from the offering, net of offering costs, were $595.5 million. These proceeds were used to pay off commercial paper borrowings used for the acquisition of NEBS. The fair market value of the $275.0 million notes was $229.6 million as of December 31, 2007, based on quoted market prices.

In December 2002, we issued $300.0 million of 5.0% senior, unsecured notes maturing on December 15, 2012. These notes were issued under our shelf registration statement covering up to $300.0 million in medium-term notes, thereby exhausting that registration statement. Interest payments are due each June and December. Proceeds from the offering, net of offering costs, were $295.7 million. These proceeds were used for general corporate purposes, including funding share repurchases, capital asset purchases and working capital. The fair value of these notes was $261.0 million as of December 31, 2007, based on quoted market prices.

Our capital lease obligation bears interest at a rate of 10.4% and is due through 2009. We also have operating leases on certain facilities and equipment. Future minimum lease payments under our capital obligation and noncancelable operating leases as of December 31, 2007 were as follows:

(in thousands)	Capital lease	Operating leases
2008	$ 2,004	$ 8,233
2009	1,503	7,658
2010	—	4,932
2011	—	2,635
2012	—	397
2013 and thereafter	—	2
Total minimum lease payments	3,507	$ 23,857
Less portion representing interest	(313)	
Present value of minimum lease payments	3,194	
Less current portion	(1,754)	
Long-term portion of obligation	$ 1,440	

Total future minimum lease payments under capital and noncancelable operating leases have not been reduced by minimum sublease rentals due under noncancelable subleases. As of December 31, 2007, minimum future sublease rentals were $3.5 million for our capital lease and $0.5 million for operating leases.

The composition of rent expense for the years ended December 31 was as follows:

(in thousands)	2007	2006	2005
Minimum rentals	$ 9,143	$ 11,024	$ 14,398
Sublease rentals	(2,058)	(2,200)	(1,764)
Net rental expense	$ 7,085	$ 8,824	$ 12,634

Depreciation of the asset under our capital lease is included in depreciation expense in the consolidated statements of cash flows. The balance of the leased asset as of December 31 was as follows:

(in thousands)	2007	2006
Buildings and building improvements	$ 11,574	$ 11,574
Accumulated depreciation	(9,821)	(8,819)
Net assets under capital leases	$ 1,753	$ 2,755

As of December 31, 2007, we had a $500.0 million commercial paper program in place. Given our current credit ratings, the commercial paper market is not available to us. We also have committed lines of credit which are available for borrowing and to support our commercial paper program. The credit agreements governing the lines of credit contain customary covenants requiring a ratio of earnings before interest and taxes to interest expense of 3.0 times, as well as limits on the levels of subsidiary indebtedness. No commercial paper was outstanding during 2007. The daily average amount outstanding under our lines of credit during 2007 was $45.5 million at a weighted-average interest rate of 5.57%. As of December 31, 2007, $67.2 million was outstanding at an interest rate of 5.62%. The daily average amount outstanding under our commercial paper program and lines of credit during 2006 was $162.5 million at a weighted-average interest rate of 5.34%. As of December 31, 2006, no commercial paper was outstanding and $112.7 million was outstanding under our lines of credit at a weighted-average interest rate of 6.01%. As of December 31, 2007, amounts were available under our committed lines of credit for borrowing or for support of commercial paper, as follows:

(in thousands)	Total available	Expiration date	Commitment fee
Five year line of credit	$ 275,000	July 2010	.175%
Five year line of credit	225,000	July 2009	.225%
Total committed lines of credit	500,000		
Amounts drawn on credit facilities	(67,200)		
Outstanding letters of credit	(11,225)		
Net available for borrowing as of December 31, 2007	$ 421,575		

Absent certain defined events of default under our debt instruments, and as long as our ratio of earnings before interest, taxes depreciation and amortization to interest expense is in excess of two to one, our debt covenants do not restrict our ability to pay cash dividends at our current rate.

Note 14: Other commitments and contingencies

Indemnifications – In the normal course of business we periodically enter into agreements that incorporate general indemnification language. These indemnifications encompass such items as product or service defects, including breach of security, intellectual property rights, governmental regulations and/or employment-related matters. Performance under these indemnities would generally be triggered by our breach of the terms of the contract. In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that any likely liability under these indemnities would have a material adverse effect on our financial position, annual results of operations or cash flows. We have recorded liabilities for known indemnifications related to environmental matters.

Environmental matters – We are currently involved in environmental compliance, investigation and remediation activities at some of our current and former sites, primarily printing facilities of our Financial Services and Small Business Services segments which have been sold over the past several years. Remediation costs are accrued on an undiscounted basis when the obligations are either known or considered probable and can be reasonably estimated. Remediation or testing costs that result directly from the sale of an asset and which we would not have otherwise incurred, are considered direct costs of the sale of the asset. As such, they are included in our assessment of the carrying value of the asset.

Accruals for environmental matters were $8.3 million as of December 31, 2007 and $5.0 million as of December 31, 2006, primarily related to facilities which have been sold. These accruals are included in accrued liabilities and other long-term liabilities in the consolidated balance sheets. Accrued costs consist of direct costs of the remediation activities, primarily fees which will be paid to outside engineering and consulting firms. Although recorded accruals include our best estimates, our total costs cannot be predicted with certainty due to various factors such as the extent of corrective action that may be required, evolving environmental laws and regulations and advances in environmental technology. Where the available information is sufficient to estimate the amount of the liability, that estimate is used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range is used. We do not believe that the range of possible outcomes could have a material effect on our financial condition, results of operations or liquidity.

As of December 31, 2007, substantially all costs included in our environmental accruals are covered by an environmental insurance policy which we purchased during 2002. The insurance policy does not cover properties acquired in acquisitions subsequent to 2002. However, costs included in our environmental accruals for such properties were minor as of December 31, 2007. As such, we do not anticipate any significant net cash outlays for environmental matters in 2008. The policy covers up to $12.9 million of remediation costs, of which $2.8 million has been paid through December 31, 2007. The insurance policy also covers up to $10.0 million of third-party claims through 2032 at certain owned, leased and divested sites, as well as any new conditions discovered at certain owned or leased sites through 2012. We consider the realization of recovery under the insurance policy to be probable based on the insurance contract in place with a reputable and financially-sound insurance company. As our environmental accruals include our best estimates of these costs, we have recorded receivables from the insurance company within other current assets and other non-current assets based on the amounts of our environmental accruals for insured sites.

Self-insurance – We are self-insured for certain costs, primarily workers' compensation claims and medical and dental benefits. The liabilities associated with these items represent our best estimate of the ultimate obligations for reported claims plus those incurred, but not reported. The liability for worker's compensation, which totaled $9.9 million as of December 31, 2007 and 2006, is accounted for on a present value basis. The difference between the discounted and undiscounted workers' compensation liability was $0.8 million as of December 31, 2007 and $0.9 million as of December 31, 2006. We record liabilities for medical and dental benefits payable for active employees and those employees on long-term disability. Our liability for active employees is not accounted for on a present value basis as we expect the benefits to be paid in a relatively short period of time. Our liability for those employees on long-term disability is accounted for on a present value basis and in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits*. Our total liability for these medical and dental benefits totaled $8.5 million as of December 31, 2007 and $7.9 million as of December 31, 2006. The difference between the discounted and undiscounted medical and dental liability was $1.0 million as of December 31, 2007 and $1.5 million as of December 31, 2006.

Our self-insurance liabilities are estimated, in part, by considering historical claims experience, demographic factors and other actuarial assumptions. The estimated accruals for these liabilities, portions of which are calculated by third party actuarial firms, could be significantly affected if future events and claims differ from these assumptions and historical trends.

Litigation – We are party to legal actions and claims arising in the ordinary course of business. We record accruals for legal matters when the expected outcome of these matters is either known or considered probable and can be reasonably estimated. Our accruals do not include related legal and other costs expected to be incurred in defense of legal actions. Based upon information presently available, we believe that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on our annual results of operations, financial position or liquidity.

Litigation of income tax matters is accounted for under the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes*. Further information can be found in Note 9: Income tax provision.

Note 15: Common stock purchase rights

In February 1988, we adopted a shareholder rights plan under which common stock purchase rights automatically attach to each share of common stock we issue. The rights plan is governed by a rights agreement between us and Wells Fargo Bank, National Association, as rights agent. This agreement most recently was amended and restated as of December 20, 2006 (Restated Agreement).

Pursuant to the Restated Agreement, upon the occurrence of certain events, each right will entitle the holder to purchase one share of common stock at an exercise price of $100. The exercise price may be adjusted from time to time upon the occurrence of certain events outlined in the Restated Agreement. In certain circumstances described in the Restated Agreement, if (i) any person becomes the beneficial owner of 20% or more of the company's common stock, (ii) the company is acquired in a merger or other business combination or (iii) upon the occurrence of other events, each right will entitle its holder to purchase a number of shares of common stock of the company, or the acquirer or the surviving entity if the company is not the surviving corporation in such a transaction. The number of shares purchasable at the then-current exercise price will be equal to the exercise price of the right divided by 50% of the then-current market price of one share of common stock of the company, or other surviving entity, subject to adjustments provided in the Restated Agreement. The rights expire December 31, 2016, and may be redeemed by the company at a price of $.01 per right at any time prior to the occurrence of the circumstances described above. The Restated Agreement requires an independent director review of the plan at least once every three years.

Note 16: Shareholders' equity (deficit)

As of December 31, 2006, we were in a shareholders' deficit position due to the required accounting treatment for share repurchases, completed primarily in 2002 and 2003. Share repurchases are reflected as reductions of shareholders' equity in the consolidated balance sheets. Under the laws of Minnesota, our state of incorporation, shares which we repurchase are considered to be authorized and unissued shares. Thus, share repurchases are not presented as a separate treasury stock caption in our consolidated balance sheets, but are recorded as direct reductions of common shares, additional paid-in capital and retained earnings.

We have an outstanding authorization from our board of directors to purchase up to 10 million shares of our common stock. This authorization has no expiration date, and 7.5 million shares remain available for purchase under this authorization as of December 31, 2007. We repurchased 0.4 million shares during 2007 for $11.3 million, and we repurchased an additional 0.6 million shares for $13.6 million through February 21, 2008. No shares were repurchased in 2006 or 2005.

Accumulated other comprehensive loss as of December 31 was comprised of the following:

(in thousands)	2007	2006	2005
Postretirement and defined benefit pension plans:			
Unrealized prior service credit	$ 25,305	$ 28,398	$ —
Unrealized net actuarial losses	(61,422)	(61,993)	—
Fourth quarter plan contributions	—	(47)	—
Postretirement and defined benefit pension plans, net of tax	(36,117)	(33,642)	—
Loss on derivatives, net of tax	(8,881)	(11,162)	(13,721)
Unrealized gain on securities, net of tax	—	242	63
Currency translation adjustment	5,952	2,689	2,434
Accumulated other comprehensive loss	$ (39,046)	$ (41,873)	$ (11,224)

Note 17: Business segment information

We operate three business segments: Small Business Services, Financial Services and Direct Checks. Small Business Services sells business checks, printed forms, promotional products, marketing materials and related services and products to small businesses and home offices through direct response marketing, financial institution referrals, sales representatives, independent distributors and the internet. Financial Services sells personal and business checks, check-related products and services, stored value gift cards and customer loyalty, retention and fraud monitoring/protection services to financial institutions. Direct Checks sells personal and business checks and related products and services directly to consumers through direct response marketing and the internet. All three segments operate primarily in the United States. Small Business Services also has operations in Canada. No single customer accounted for more than 10% of revenue in 2007, 2006 or 2005.

The accounting policies of the segments are the same as those described in Note 1. We allocate corporate costs to our business segments, including costs of our executive management, human resources, supply chain, finance, information technology and legal functions. Generally, where costs incurred are directly attributable to a business segment, primarily within the areas of information technology, supply chain and finance, those costs are reported in that segment's results. Due to our shared services approach to many of our functions, certain costs are not directly attributable to a business segment. These costs are allocated to our business segments based on segment revenue, as revenue is a measure of the relative size and magnitude of each segment and indicates the level of corporate shared services consumed by each segment. Corporate asset balances are not allocated to the segments. Depreciation and amortization expense related to corporate assets which was allocated to the segments was $31.9 million in 2007, $18.9 million in 2006 and $14.7 million in 2005. Corporate assets consist primarily of property, plant and equipment, internal-use software, inventories and supplies related to our corporate shared services functions of manufacturing, information technology and real estate. Additionally, corporate assets include long-term investments and deferred income taxes.

Effective January 1, 2007, we reclassified as corporate assets the property, plant and equipment, internal-use software, inventories and supplies related to our corporate shared services functions of manufacturing, information technology and real estate. These assets had previously been managed as business segment assets and were reported within our business segments. Because we realigned our organization and implemented a shared services approach for most functions, these assets are now managed as corporate assets which we do not allocate to our business segments. Asset and capital expenditure information for prior periods has been recast to reflect this change.

Upon the acquisition of NEBS in June 2004, we did not begin allocating corporate costs to the NEBS portion of Small Business Services, as NEBS continued to utilize its legacy systems and organizations as we developed and implemented plans for the integration of the businesses. On April 1, 2005, NEBS implemented certain of our corporate information systems and began utilizing most of our corporate shared services functions. As such, we began allocating corporate costs to the NEBS portion of the Small Business Services segment for those corporate functions being utilized by the NEBS business. As of January 1, 2006, NEBS was fully integrated into all of our corporate functions and we began allocating our corporate costs to all of our business segments, based on segment revenue.

We are an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations and the sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating income and other financial information shown.

The following is our segment information as of and for the years ended December 31:

(in thousands)		Reportable business segments: Small Business Services	Financial Services	Direct Checks	Corporate	Consolidated
Revenue from external customers:	2007....	$ 939,139	$ 457,292	$ 209,936	$ —	$ 1,606,367
	2006....	969,809	458,118	211,727	—	1,639,654
	2005....	932,286	537,525	246,483	—	1,716,294
Operating income:	2007....	130,462	74,305	62,778	—	267,545
	2006....	86,764	46,613	64,922	—	198,299
	2005....	105,118	119,677	80,044	—	304,839
Depreciation and amortization expense:	2007....	53,161	9,936	4,794	—	67,891
	2006....	63,214	14,548	7,108	—	84,870
	2005....	72,165	27,708	8,475	—	108,348
Asset impairment loss:	2007....	—	—	—	—	—
	2006....	18,285	26,413	—	—	44,698
	2005....	—	—	—	—	—
Total assets:	2007....	750,483	66,475	102,452	291,345	1,210,755
	2006....	784,815	90,075	105,041	287,201	1,267,132
	2005....	804,591	112,977	107,047	401,260	1,425,875
Capital asset purchases:	2007....	—	—	—	32,328	32,328
	2006....	—	—	—	41,324	41,324
	2005....	—	—	—	55,653	55,653

During 2007, we modified the manner in which we classify our revenue by product type. The change in classification was primarily comprised of removing certain deposit slip items from accessories and promotional products and including them in other printed products, including forms. Prior year information has been recast to reflect the current year classification. Revenue by product was as follows:

(in thousands)	2007	2006	2005
Checks and related services..........................	$ 1,045,008	$ 1,041,523	$ 1,110,695
Other printed products, including forms.......	380,632	375,025	377,756
Accessories and promotional products.........	129,169	134,618	144,693
Packaging supplies and other.......................	51,558	88,488	83,150
Total revenue..	$ 1,606,367	$ 1,639,654	$ 1,716,294

The following information is based on the geographic locations of our subsidiaries:

(in thousands)	2007	2006	2005
Revenue from external customers:			
United States...	$ 1,534,804	$ 1,570,824	$ 1,656,633
Canada..	71,563	68,830	59,661
Total revenue..	$ 1,606,367	$ 1,639,654	$ 1,716,294
Long-lived assets:			
United States...	$ 1,005,145	$ 1,052,257	$ 1,195,112
Foreign, primarily Canada........................	13,665	12,758	16,825
Total long-lived assets...........................	$ 1,018,810	$ 1,065,015	$ 1,211,937

DELUXE CORPORATION

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

	2007 Quarter Ended			
	March 31[1]	June 30	September 30[2]	December 31[3]
Revenue	$ 403,834	$ 399,871	$ 388,636	$ 414,026
Gross profit	254,517	257,077	245,138	263,074
Net income	35,228	35,975	32,160	40,152
Earnings per share:				
Basic	0.69	0.70	0.62	0.78
Diluted	0.68	0.69	0.62	0.77
Cash dividends per share	0.25	0.25	0.25	0.25

	2006 Quarter Ended			
	March 31	June 30[4]	September 30[5]	December 31[6]
Revenue	$ 411,430	$ 402,959	$ 398,087	$ 427,178
Gross profit	255,454	251,291	248,358	271,272
Net income (loss)	24,668	(2,367)	31,163	47,490
Earnings (loss) per share:				
Basic	0.49	(0.05)	0.61	0.93
Diluted	0.48	(0.05)	0.61	0.92
Cash dividends per share	0.40	0.40	0.25	0.25

(1) 2007 first quarter results include income tax expense of $1.2 million for discrete items, primarily the non-deductible write-off of goodwill related to the sale of our industrial packaging product line, partially offset by the final settlement of an uncertain tax position.

(2) 2007 third quarter results include a S1.3 million reduction in income tax expense for discrete items, primarily the reconciliation of our 2006 federal income tax return to our 2006 income tax provision. Results also include net pre-tax restructuring accruals of $2.1 million related to various employee reductions.

(3) 2007 fourth quarter results include a $1.8 million reduction in income tax expense for discrete items, primarily adjustments to receivables related to prior year income tax returns. Results also include net pre-tax restructuring accruals of $2.7 million related to various employee reductions.

(4) 2006 second quarter results include a pre-tax asset impairment loss of $44.7 million related to the abandonment of a software project.

(5) 2006 third quarter results include a $2.9 million reduction in income tax expense related to changes in our legal entity structure and the settlement of prior period tax audits. Results also include net pre-tax restructuring accruals of $2.1 million related to various employee reductions.

(6) 2006 fourth quarter results include a pre-tax gain of $11.0 million from the termination of an underperforming outsourced payroll services contract, a $5.0 million reduction in income tax expense related to one-time deferred tax adjustments, as well as net pre-tax restructuring accruals of $8.4 million related to various employee reductions.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures – As of the end of the period covered by this report (the Evaluation Date), we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the 1934 Act)). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting – There were no changes in our internal control over financial reporting identified in connection with our evaluation during the quarter ended December 31, 2007, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting – Management of Deluxe Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on this assessment we have concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria. The attestation report on our internal control over financial reporting issued by PricewaterhouseCoopers LLP appears in Item 8 of this report.

Item 9B. Other Information.

None.

PART III

Except where otherwise noted, the information required by Items 10 through 14 is incorporated by reference from our definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days of our fiscal year-end, with the exception of the executive officers section of Item 10, which is included in Part I, Item 1 of this report.

Item 10. Directors, Executive Officers and Corporate Governance.

See Part I, Item 1 of this report "Executive Officers of the Registrant." The sections of the proxy statement entitled "Item 1: Election of Directors," "Board Structure and Governance—Audit Committee Expertise; Complaint-Handling Procedures," "Board Structure and Governance—Meetings and Committees of the Board of Directors—Audit Committee," "Stock Ownership and Reporting—Section 16(a) Beneficial Ownership Reporting Compliance" and "Board Structure and Governance—Code of Ethics and Business Conduct" are incorporated by reference to this report.

The full text of our Code of Ethics and Business Conduct (Code of Ethics) is posted on the Investor Relations page of our website at www.deluxe.com under the "Corporate Governance" caption. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions by posting such information on our website at the address and location specified above.

Item 11. Executive Compensation.

The sections of the proxy statement entitled "Compensation Committee Report," "Executive Compensation," "Director Compensation" and "Board Structure and Governance—Compensation Committee Interlocks and Insider Participation" are incorporated by reference to this report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The section of the proxy statement entitled "Stock Ownership and Reporting—Security Ownership of Certain Beneficial Owners and Management" is incorporated by reference to this report. The information required pursuant to Item 201(d) of Regulation S-K is incorporated by reference to this report from the section of the proxy statement entitled "Item 4: Approval of the 2008 Stock Incentive Plan—Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

None of our directors or officers, nor any known person who beneficially owns, directly or indirectly, five percent of our common stock, nor any member of the immediate family of any of the foregoing persons has any material interest, direct or indirect, in any transaction since January 1, 2007 or in any presently proposed transaction which, in either case, has affected or will materially affect us. None of our directors or officers is indebted to us.

The sections of the proxy entitled "Board Structure and Governance—Board Oversight and Director Independence" and "Board Structure and Governance—Related Party Transaction Policy and Procedures" are incorporated by reference to this report.

Item 14. Principal Accounting Fees and Services.

The sections of the proxy statement entitled "Fiscal Year 2007 Audit and Independent Registered Public Accounting Firm—Fees Paid to Registered Public Accounting Firm" and "Fiscal Year 2007 Audit and Independent Registered Public Accounting Firm—Policy on Audit Committee Pre-Approval of Accounting Firm Fees and Services" are incorporated by reference to this report.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required or not applicable, or the required information is shown in the consolidated financial statements or notes.

(b) Exhibit Listing

The following exhibits are filed as part of or are incorporated in this report by reference:

Exhibit Number	Description	Method of Filing
1.1	Purchase Agreement, dated September 28, 2004, by and among us and J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the several initial purchasers listed in Schedule 1 of the Purchase Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed with the Commission on October 4, 2004)	*
2.1	Agreement and Plan of Merger, dated as of May 17, 2004, by and among us, Hudson Acquisition Corporation and New England Business Service, Inc. (incorporated by reference to Exhibit (d)(1) to the Deluxe Corporation Schedule TO-T filed with the Commission on May 25, 2004)	*
3.1	Articles of Incorporation (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1990)	*
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)	*
4.1	Amended and Restated Rights Agreement, dated as of December 20, 2006, by and between us and Wells Fargo Bank, National Association, as Rights Agent, which includes as Exhibit A thereto, the Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Commission on December 21, 2006)	*
4.2	First Supplemental Indenture dated as of December 4, 2002, by and between us and Wells Fargo Bank Minnesota, N.A. (formerly, Norwest Bank Minnesota, National Association), as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the Commission on December 5, 2002)	*

4.3	Indenture, dated as of April 30, 2003, by and between us and Wells Fargo Bank Minnesota, N.A. (formerly Norwest Bank Minnesota, National Association), as trustee (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-3 (Registration No. 333-104858) filed with the Commission on April 30, 2003)	*
4.4	Form of Officer's Certificate and Company Order authorizing the 2014 Notes, series B (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form S-4 (Registration No. 333-120381) filed with the Commission on November 12, 2004)	*
4.5	Specimen of 5 1/8% notes due 2014, series B (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form S-4 (Registration No. 333-120381) filed with the Commission on November 12, 2004)	*
4.6	Indenture, dated as of May 14, 2007, by and between us and the The Bank of New York Trust Company, N.A., as trustee (including form of 7.375% Senior Notes due 2015) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Commission on May 15, 2007)	*
4.7	Registration Rights Agreement, dated May 14, 2007, by and between us and J.P. Morgan Securities Inc., as representative of the several initial purchasers listed in Schedule I to the Purchase Agreement related to the 7.375% Senior Notes due 2015 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Commission on May 15, 2007)	*
4.8	Specimen of 7.375% Senior Notes due 2015 (included in Exhibit 4.6)	*
10.1	Deluxe Corporation 2004 Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)**	*
10.2	Deluxe Corporation 2000 Stock Incentive Plan, as Amended (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2002)**	*
10.3	Annex I to the Deluxe Corporation 2000 Stock Incentive Plan, Non-employee Director Stock and Deferral Plan, as Amended (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the year ended December 31, 2006)**	*
10.4	Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2001)**	*
10.5	Deluxe Corporation Deferred Compensation Plan (2001 Restatement) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)**	*
10.6	First Amendment of the Deluxe Corporation Deferred Compensation Plan (2001 Restatement) (incorporated by reference to Exhibit 4.3 to the Form S-8 filed January 7, 2002)**	*

10.7	Second Amendment of the Deluxe Corporation Deferred Compensation Plan (2001 Restatement) (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2002)**	*
10.8	Third Amendment of the Deluxe Corporation Deferred Compensation Plan (2001 Restatement) (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the year ended December 31, 2005)**	*
10.9	Deluxe Corporation Deferred Compensation Plan Trust (incorporated by reference to Exhibit 4.3 to the Form S-8 filed January 7, 2002)**	*
10.10	Deluxe Corporation Executive Deferred Compensation Plan for Employee Retention and Other Eligible Arrangements (incorporated by reference to Exhibit 10.24 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)**	*
10.11	Deluxe Corporation Supplemental Benefit Plan (incorporated by reference to Exhibit (10)(B) to the Annual Report on Form 10-K for the year ended December 31, 1995)**	*
10.12	First Amendment to the Deluxe Corporation Supplemental Benefit Plan (2001 Restatement) (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2001)**	*
10.13	Description of modification to the Deluxe Corporation Non-Employee Director Retirement and Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K for the year ended December 31, 1997)**	*
10.14	Description of Non-employee Director Compensation Arrangements, updated January 1, 2008**	Filed herewith
10.15	Form of Severance Agreement entered into between Deluxe and the following executive officers: Anthony Scarfone, Luann Widener, Terry Peterson, Leanne Branham, Mike Degeneffe, Richard Greene, Lynn Koldenhoven and Jeff Stoner (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2000)**	*
10.16	Form of Executive Retention Agreement entered into between Deluxe and the following executive officers: Anthony Scarfone, Luann Widener, Mike Degeneffe, Richard Greene and Jeff Stoner (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2000)**	*
10.17	Form of Executive Retention Agreement between Deluxe and Lee Schram (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the Commission on April 17, 2006)**	*
10.18	Form of Executive Retention Agreement, dated as of August 8, 2007, by and between Deluxe and Lee J. Schram (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on August 10, 2007)**	*

10.19	Form of Executive Retention Agreement, dated as of August 8, 2007, by and between Deluxe and each Senior Vice President (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the Commission on August 10, 2007)**	*
10.20	Form of Executive Retention Agreement, dated as of August 8, 2007, by and between Deluxe and each of three Vice Presidents (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed with the Commission on August 10, 2007)**	*
10.21	Form of Agreement for Awards Payable in Restricted Stock Units (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on January 28, 2005)**	*
10.22	Form of Non-employee Director Non-qualified Stock Option Agreement (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	*
10.23	Form of Non-employee Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	*
10.24	Form of Agreement as to Award of Restricted Common Stock (Non-Employee Director Grants) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on October 27, 2006)**	*
10.25	Form of Non-Employee Director Restricted Stock Award Agreement (ver. 4/07) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10Q for the quarter ended March 31, 2007)**	*
10.26	Form of Non-qualified Stock Option Agreement (as amended February 2006) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on February 21, 2006)**	*
10.27	Form of Non-qualified Stock Option Agreement (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	*
10.28	Form of Performance Award Agreement (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	*
10.29	Form of Restricted Stock Award Agreement (Two-Year Retention Term) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Commission on February 21, 2006)**	*
10.30	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K for the year ended December 31, 2004)**	*
10.31	Form of Performance Accelerated Restricted Stock Award Agreement (2006 grants) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Commission on February 21, 2006)**	*

10.32	Form of Non-Qualified Stock Option Agreement (version 2/07) (incorporated by reference to exhibit 10.28 to the Annual Report on Form 10-K for the year ended December 31, 2006)**	*
10.33	Form of Performance Accelerated Restricted Stock Award Agreement (version 2/07) (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K for the year ended December 31, 2006)**	*
10.34	Employment Agreement dated as of April 10, 2006, between Deluxe and Lee Schram (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on April 17, 2006)**	*
10.35	Offer letter, dated as of September 15, 2006, between Deluxe and Richard S. Greene (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)**	*
12.1	Statement re: Computation of Ratios	Filed herewith
21.1	Subsidiaries of the Registrant	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
24.1	Power of Attorney	Filed herewith
31.1	CEO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	CFO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	CEO and CFO Certification of Periodic Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith

*Incorporated by reference

**Denotes compensatory plan or management contract

Note to recipients of Form 10-K: Copies of exhibits will be furnished upon written request and payment of reasonable expenses in furnishing such copies.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DELUXE CORPORATION

Date: February 22, 2008

By: /s/ Lee Schram
Lee Schram
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 22, 2008.

Signature	**Title**
By /s/ Lee Schram Lee Schram	Chief Executive Officer (Principal Executive Officer)
By /s/ Richard S. Greene Richard S. Greene	Senior Vice President, Chief Financial Officer (Principal Financial Officer)
By /s/ Terry D. Peterson Terry D. Peterson	Vice President, Investor Relations and Chief Accounting Officer (Principal Accounting Officer)
* Ronald C. Baldwin	Director
* Charles A. Haggerty	Director
* Isaiah Harris, Jr.	Director
* Don J. McGrath	Director
* Cheryl Mayberry McKissack	Director
* Neil J. Metviner	Director

*	
Stephen P. Nachtsheim	Director
*	
Mary Ann O'Dwyer	Director
*	
Martyn R. Redgrave	Director

*By: /s/ Lee Schram
Lee Schram
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
10.14	Description of Non-employee Director Compensation Arrangements, updated January 1, 2008
12.1	Statement re: Computation of Ratios
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
31.1	CEO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	CFO Certification of Periodic Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	CEO and CFO Certification of Periodic Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

[This Page Intentionally Left Blank]

DELUXE CORP

DELUXE CORPORATION
3680 VICTORIA STREET NORTH
SHOREVIEW, MINNESOTA 55126-2966

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions up until 11:59 P.M. (CT) on April 29, 2008. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Deluxe Corporation in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-560-1965
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. (CT) on April 29, 2008. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Deluxe Corporation, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: DELXE1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DELUXE CORPORATION

Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of Directors	▢	▢	▢	______________________

Nominees:

01) Ronald C. Baldwin
02) Charles A. Haggerty
03) Isaiah Harris, Jr.
04) Don J. McGrath
05) Cheryl E. Mayberry McKissack
06) Neil J. Metviner
07) Stephen P. Nachtsheim
08) Mary Ann O'Dwyer
09) Martyn R. Redgrave
10) Lee J. Schram

Vote On Proposals

	For	Against	Abstain
2. Ratification of the appointment of PricewaterhouseCoopers LLP as Deluxe Corporation's independent registered public accounting firm for the year ending December 31, 2008.	▢	▢	▢
3. Approval of the Deluxe Corporation 2008 Annual Incentive Plan.	▢	▢	▢
4. Approval of the Deluxe Corporation 2008 Stock Incentive Plan.	▢	▢	▢

5. Take action on any other business that may properly come before the meeting and any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting: The Proxy Statement and Annual Report to Shareholders (including the Annual Report on Form-10K) are available at www.proxyvote.com.

Deluxe Corporation

This proxy is solicited on behalf of the Board of Directors.

The undersigned appoints Stephen P. Nachtsheim, Lee J. Schram and Anthony C. Scarfone as proxies (the "Named Proxies"), each with the power to act alone and to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the other side of this proxy card, all shares of common stock of Deluxe Corporation held of record by the undersigned on March 5, 2008, at the annual meeting of shareholders to be held on April 30, 2008, and at any adjournment thereof.

This proxy, when properly executed, will be voted as designated on the other side. If no choice is specified, this proxy will be voted "FOR" each of the nominees for the Board of Directors listed in Item 1 on the other side and "FOR" Proposals 2 through 4. Also, by signing this proxy, you revoke all prior proxies and authorize the above Named Proxies to vote in their discretion upon such other business as may properly come before the meeting. Deluxe Corporation anticipates that no other business will be conducted at the meeting. The undersigned hereby acknowledges receipt of the proxy statement for the annual meeting of shareholders.

DELUXE CORP

Deluxe Corporation
3680 Victoria Street N.
Shoreview, MN 55126-2966
P.O. Box 64235
St. Paul, MN 55164-0235
www.deluxe.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 30, 2008

To the Shareholders of Deluxe Corporation:

The 2008 annual meeting of shareholders will be held at the Deluxe Corporation headquarters located at 3680 Victoria Street North, Shoreview, Minnesota on Wednesday, April 30, 2008, at 2:00 p.m. Central Time for the following purposes:

1. To elect ten directors to hold office until the 2009 annual meeting of shareholders.
2. To consider and act upon a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2008.
3. To consider and act upon a proposal to approve the Deluxe Corporation 2008 Annual Incentive Plan so that Deluxe can treat payments under this plan as tax-deductible performance-based compensation for U.S. federal income tax purposes.
4. To consider and act upon a proposal to approve the Deluxe Corporation 2008 Stock Incentive Plan.
5. To take action on any other business that may properly come before the meeting and any adjournment thereof.

Shareholders of record at the close of business on March 5, 2008, are entitled to vote at the meeting and at any adjournment thereof.

This year, we are furnishing proxy materials to our shareholders over the Internet. This process expedites the delivery of proxy materials and saves the company expense. In addition, materials remain easily accessible to shareholders, and shareholders receive clear instructions for requesting paper copies of these materials and voting.

We are mailing the Notice of Internet Availability of Proxy Materials ("Internet Notice") to shareholders on or about March 17, 2008. The Internet Notice contains instructions for your use of this new process, including how to access our Proxy Statement and Annual Report and how to vote online. In addition, the Internet Notice contains instructions on how you may (i) receive a paper copy of the Proxy Statement and Annual Report, if you received only an Internet Notice this year, or (ii) elect to receive your Proxy Statement and Annual Report only over the Internet, if you received them by mail this year.

It is important that your shares be represented at the Annual Meeting. Whether or not you plan to attend the Annual Meeting in person, please return your vote as soon as possible to ensure the presence of a quorum and save Deluxe further expense. You may vote your shares over the Internet. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. Instructions regarding the methods of voting are contained in the Internet Notice and in the Proxy Statement. Voting over the Internet or by mailing a proxy card will not limit your right to vote in person or to attend the Annual Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Anthony C. Scarfone
Secretary

March 10, 2008

DELUXE CORPORATION

3680 Victoria Street N., Shoreview, Minnesota 55126-2966

Proxy Statement
2008 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 30, 2008

TABLE OF CONTENTS

INFORMATION CONCERNING SOLICITATION AND VOTING

What is the purpose of the meeting?

At our annual meeting, shareholders will act on the matters disclosed in the Notice of Annual Meeting of Shareholders that preceded this proxy statement. The four proposals scheduled to be voted on at the meeting are to:

- Elect ten directors;
- Ratify the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm;
- Approve the Annual Incentive Plan; and
- Approve the Stock Incentive Plan.

We will also consider any other business that may be properly presented at the meeting (although we are not expecting any other matters to be presented), and management will report on Deluxe's performance during the last fiscal year and respond to questions from shareholders.

The Board of Directors of Deluxe is asking you to vote on the proposed items of business.

How does the Board recommend that I vote?

The Board of Directors recommends a vote:

- FOR all of the nominees for director;
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm for the fiscal year ending December 31, 2008;
- FOR approval of the Annual Incentive Plan; and
- FOR approval of the Stock Incentive Plan.

Who is entitled to vote at the meeting?

The Board has set March 5, 2008, as the record date for the meeting. If you were a shareholder of record at the close of business on March 5, 2008, you are entitled to vote at the meeting. You have one vote for each share of common stock you held on the record date.

As of the record date, 51,524,764 shares of Deluxe common stock were outstanding. Deluxe does not have any other class of capital stock outstanding.

How many shares must be present to hold the meeting?

A quorum is necessary to hold the meeting and conduct business. The presence of shareholders who can direct the vote (with respect to the election of directors) of at least a majority of the outstanding shares of common stock as of the record date is considered a quorum. A shareholder is counted present at the meeting if:

- the shareholder is present and votes in person at the meeting; or
- the shareholder has properly submitted a proxy or voted by telephone or through the Internet.

What is the difference between a shareholder of record and a "street name" holder?

If your shares are registered directly in your name, you are considered the shareholder of record with respect to those shares.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are still considered the beneficial owner of the shares, but your shares are held in "street name".

How do I vote my shares?

We are mailing the Notice of Internet Availability of Proxy Materials (the "Internet Notice") to shareholders of record on or about March 17, 2008. You will not receive a printed copy of the proxy materials unless you request to receive these materials in hard copy by following the instructions provided in the Internet Notice. Instead,, the Internet Notice will instruct you how you may access and review all of the important information contained in the proxy materials. The Internet Notice also instructs you how you may submit your proxy via the Internet. If you received an Internet Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Internet Notice.

Via the Internet – You can simplify your voting by voting your shares via the Internet as instructed in the Internet Notice. The Internet procedures are designed to authenticate your identity to allow you to vote your shares and confirm that your instructions have been property recorded.

Internet voting facilities for shareholders of record are available 24 hours a day and will close at 11:59 p.m. (CT) on April 29, 2008. You may access this Proxy Statement and related materials by going to http://www.investoreconnect.com and entering the control number as shown on your Internet Notice. You will then be directed to select a link to www.proxyvote.com where you will be able to vote on the proposals presented here.

By Mail – Shareholders who receive a paper proxy card may elect to vote by mail and should complete, sign and date their proxy card and mail it in the pre-addressed envelope that accompanies the delivery of paper proxy cards. Proxy cards submitted by mail must be received by the time of the Annual Meeting in order for your shares to be voted. Shareholders who hold shares beneficially in street name may vote by mail by requesting a paper proxy card according to the instructions contained in the Internet Notice received from your broker or other agent, and then completing, signing and dating the voting instructions card provided by the brokers or other agents and mailing it in the pre-addressed envelope provided.

By Telephone – Shareholders may elect to vote over the telephone by calling 800-690-6903 (toll-free). The telephone voting procedures have been set up for your convenience. The procedures have been designed to verify your identity, to allow you to give voting instructions and to confirm that those instructions have been recorded properly.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?

It means you hold shares registered in more than one account. To ensure that all of your shares are voted, if you vote by telephone or through the Internet, vote once for each Internet Notice you receive. If you wish to consolidate your accounts, please contact our stock transfer agent, Wells Fargo Bank, N.A., at P.O. Box 64854, St. Paul, Minnesota 55164 or by telephone at 800-468-9716 (toll-free).

You may also receive a "voting instructions" card which looks very similar to a proxy card. Voting instructions are prepared by brokers, banks or other nominees for shareholders who hold shares in street name.

Can I vote my shares in person at the meeting?

Yes. If you are a shareholder of record, you may vote your shares at the meeting by completing a ballot at the meeting. However, even if you currently plan to attend the meeting, we recommend that you submit your proxy ahead of time so that your vote will be counted if, for whatever reason, you later decide not to attend the meeting.

If you hold your shares in street name, you may vote your shares in person at the meeting only if you obtain a signed proxy from your broker, bank or other nominee giving you the right to vote such shares at the meeting.

What vote is required to elect directors?

In accordance with Minnesota law, directors are elected by a plurality of votes cast. This means that the ten nominees receiving the highest number of votes will be elected, provided that a quorum is present at the meeting.

What vote is required on proposals other than the election of directors?

With respect to each item of business to be voted on at the meeting other than the election of directors, the affirmative vote of a majority of the shares present and entitled to vote with respect to that item is required for the approval of the item (provided that the total number of shares voted in favor of the proposal constitutes more than 25 percent of the outstanding shares).

How are votes counted?

Shareholders may either vote "FOR" or "WITHHOLD" authority to vote for the nominees for the Board of Directors. Shareholders may also vote "FOR," "AGAINST" or "ABSTAIN" on the other proposals.

If you vote WITHHOLD or ABSTAIN, your shares will be counted as present at the meeting for the purposes of determining a quorum.

If you WITHHOLD authority to vote for one or more of the directors, this has the same effect as a vote against the director or directors for which you WITHHOLD your authority. If you ABSTAIN from voting on the proposals, your abstention has the same effect as a vote against those proposals.

If you hold your shares in street name and do not provide voting instructions to your broker, your shares will be counted as present at the meeting for purpose of determining a quorum. Your shares may be voted on Item 1: Election of Directors and Item 2: Ratification of Appointment of Independent Registered Public Accounting Firm, at the discretion of your broker. Your shares will not be voted on any proposal for which your broker does not have discretionary authority to vote, in this case Item 3: Approval of the Annual Incentive Plan and Item 4: Approval of the Stock Incentive Plan. As a result, please be sure to provide instructions to your broker so your shares can be voted on Items 3 and 4.

What if I do not specify how I want my shares voted?

If you vote your shares directly (as opposed to voting through a broker or other intermediary) and do not specify on your proxy card (or when giving your proxy by telephone or via the Internet) how you want to vote your shares, we will vote them:

- FOR the election of all of the nominees for director;
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm for the fiscal year ending December 31, 2008;
- FOR the approval of the Annual Incentive Plan; and
- FOR the approval of the Stock Incentive Plan.

Can I change my vote?

Yes. You may change your vote and revoke your proxy at any time before it is voted at the meeting in any of the following ways:

- by sending a written notice of revocation to Deluxe's Corporate Secretary;
- by submitting another properly signed proxy card at a later date to the Corporate Secretary;
- by submitting another proxy by telephone or through the Internet at a later date; or
- by voting in person at the meeting.

Who pays the cost of proxy preparation and solicitation?

Deluxe pays for the cost of proxy preparation and solicitation, including the charges and expenses of brokerage firms or other nominees for forwarding proxy materials to beneficial owners. We have retained Georgeson Shareholder Communications, Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $7,500, plus associated costs and expenses.

We are soliciting proxies primarily by use of the Internet. In addition, proxies may be solicited by mail, telephone or facsimile, or personally by directors, officers and regular employees of Deluxe. These individuals receive no additional compensation beyond their regular salaries for these services.

STOCK OWNERSHIP AND REPORTING

Director and Executive Officer Ownership Guidelines

The Board has established stock ownership guidelines for directors and executive officers. These guidelines set ownership targets for each director and officer, with the expectation that the target be achieved within five years of the later of the date the ownership guidelines were implemented or the individual first became a director or officer, whichever is applicable. The Board also maintains guidelines restricting a director's or officer's ability to sell shares received upon the exercise of options or vesting of other stock-based awards until they have achieved their ownership targets. The ownership target for non-employee directors is shares having a value of at least five times the current Board retainer. Executive officers have targets based on a multiple of their annual base salary. The ownership target for the Chief Executive Officer ("CEO") is five times his annual base salary, the target for the Company's Senior Vice Presidents is two times their annual base salary, and the target for the Company's Vice Presidents who are members of the Company's Executive Leadership Team is one and one-half times their annual base salary.

Security Ownership of Certain Beneficial Owners and Management

The following table shows, as of March 5, 2008 (unless otherwise noted), the number of shares of common stock beneficially owned by (1) each person who is known by Deluxe to beneficially own more than five percent of Deluxe's outstanding common stock, (2) each director and nominee for director of Deluxe, (3) each executive officer named in the Summary Compensation Table that appears on page 28 in this proxy statement (each, a "Named Executive Officer"), and (4) all of the current directors, nominees and executive officers of Deluxe as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the common stock owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Barclays [1]	6,541,900	12.41%
State Street Bank and Trust Co. [2]	4,565,974	8.86
Lee J. Schram [3]	315,966	*
Richard S. Greene [4]	41,379	*
Anthony C. Scarfone [5]	164,020	*
Luann E. Widener [6]	89,039	*
Terry D. Peterson [7]	26,406	*
Ronald C. Baldwin	1,000	*
Charles A. Haggerty [8]	48,179	*
Isaiah Harris, Jr. [9]	9,494	*
Don J. McGrath [10]	1,955	*
Cheryl E. Mayberry McKissack [11]	15,382	*
Neil J. Metviner	–	*
Stephen P. Nachtsheim [12]	30,006	*
Mary Ann O'Dwyer [13]	16,676	*
Martyn R. Redgrave [14]	22,225	*
All directors, nominees and executive officers as a group (18 persons) [15]	867,181	1.67

* Less than 1 percent.

1 Based on a Schedule 13G filed with the Securities and Exchange Commission on January 10, 2008, reporting beneficial ownership as of December 31, 2007 by Barclays Global Investors, NA., (4,397,258 shares, 3,874,436 shares to which it holds sole voting power), Barclays Global Fund Advisors (1,757,664 shares), Barclays Global Investors, Ltd. (290,750 shares, 248,649 shares to which it holds sole voting power), Barclays Global Investors Japan Limited (80,853 shares), and Barclays Global Investors Canada Limited (15,375 shares). These entities report their ownership as a group and are, collectively, the beneficial owners of 6,541,900 shares of common stock.

2 Based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2008, reporting beneficial ownership as of December 31, 2007 by State Street Bank and Trust Company.

3 Includes 185,733 shares receivable upon the exercise of options that will become exercisable within 60 days, and 98,838 shares of restricted stock.

4 Includes 19,300 shares receivable upon the exercise of options that will become exercisable within 60 days, and 17,687 shares of restricted stock.

5 Includes 127,925 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 14,130 shares of restricted stock.

6 Includes 54,903 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 16,350 shares of restricted stock.

7 Includes 14,484 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 5,630 shares of restricted stock.

8 Includes 4,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 1,320 shares of restricted stock, 32,727 shares held by the Haggerty Family Trust, and 7,861 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Deluxe Corporation Non-Employee Director Stock and Deferral Plan (the "Director Plan").

9 Includes 1,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 1,320 shares of restricted stock, and 3,903 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

10 Includes 955 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

11 Includes 4,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, and 1,320 shares of restricted stock.

12 Includes 4,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 1,320 shares of restricted stock, 2,000 shares held by the Nachtsheim Family Trust and 17,029 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

13 Includes 2,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 1,320 shares of restricted stock, and 10,085 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

14 Includes 4,000 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 1,320 shares of restricted stock, and 11,634 restricted stock units received in lieu of director's fees pursuant to the deferral option under the Director Plan.

15 Includes 477,031 shares receivable upon the exercise of options that are currently exercisable or will become exercisable within 60 days, 182,281 shares of restricted stock, and 51,467 restricted stock units received in lieu of directors' fees pursuant to the deferral option under the Director Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and related regulations, require Deluxe's directors and executive officers, and any persons holding more than ten percent of Deluxe's common stock (collectively, "Reporting Persons"), to report their initial ownership of Deluxe securities and any subsequent changes in that ownership to the Securities and Exchange Commission. Based on our review of the reports filed and written representations submitted by the Reporting Persons, we believe that all Reporting Persons timely filed all required Section 16(a) reports for the most recent fiscal year.

ITEM 1: ELECTION OF DIRECTORS

Nominees for Election

There are currently ten individuals serving on the Board of Directors. As of the date of the meeting the Board has set the size of the Board at ten directors and recommends that the ten individuals presented on the following pages be elected to serve on the Board until the 2009 annual meeting of shareholders. All of the nominees are current directors. In addition, with the exception of Mr. Schram, who serves as Deluxe's CEO and therefore cannot be deemed independent, all nominees have been determined by the Board to meet the independence standards of the New York Stock Exchange (see the discussion of Director Independence in the "BOARD STRUCTURE AND GOVERNANCE" section of this proxy statement).

Each of the ten individuals listed has consented to being named as a nominee in this proxy statement and has indicated a willingness to serve if elected. However, if any nominee becomes unable to serve before the election, the shares represented by proxies may be voted for a substitute designated by the Board, unless a contrary instruction is indicated on the proxy.

RONALD C. BALDWIN Age 61
Director Since June 2007

Vice Chairman (Retired), Huntington Bancshares Inc.



Mr. Baldwin served as Vice Chairman of Huntington Bancshares Inc. from April 2001 until his retirement in December 2006. Huntington is a regional bank holding company, and Mr. Baldwin was responsible for overseeing Huntington's regional banking line of business, which provided both commercial and retail financial products and services through nearly 400 regional banking offices. Mr. Baldwin is a 35-year veteran of the banking and financial services industry.

CHARLES A. HAGGERTY Age 66
Director Since December 2000

Chairman (Retired), Western Digital Corporation



Mr. Haggerty was Chairman of the Board of Western Digital Corporation from July 1993 until his retirement in June 2000. Mr. Haggerty was also Chief Executive Officer of Western Digital from July 1993 to January 2000, and was President from June 1992 to July 1993. Western Digital is a manufacturer of hard disk drives. Mr. Haggerty is also a director of Beckman Coulter, Inc., Pentair, Inc., Imation Corp and LSI Corporation.

ISAIAH HARRIS, JR. Age 55
Director Since August 2004

President (Retired), BellSouth Advertising & Publishing Group



Prior to the December 29, 2006, acquisition of BellSouth Corporation ("BellSouth") by AT&T Corp., Mr. Harris served as President of BellSouth Advertising & Publishing Group ("A&P"), a subsidiary of BellSouth, a position he assumed in December 2004. A&P was responsible for the marketing and publishing of The Real Yellow Pages® from BellSouth, and included BellSouth Advertising & Publishing Corporation, The Berry Company, Stevens Graphics and IntelliVentures. Mr. Harris also was responsible for the corporation's Asian and South American wireless telecommunications operations. Effective February 7, 2007, Mr. Harris resigned from AT&T. He joined BellSouth in 1997, and during his tenure there held various executive positions, including President of BellSouth Enterprises from January to December 2004, President of Consumer Services from September 2000 to December 2003, and Vice President of Finance from January to September 2000. Mr. Harris also serves as a director of CIGNA Corporation.

DON J. McGRATH Age 59
Director Since June 2007

Chairman and Chief Executive Officer, BancWest Corporation



BancWest is a $70 billion bank holding company serving nearly four million households and businesses, and is a wholly-owned subsidiary of BNP Paribas, a European leader in banking and financial services. Mr. McGrath has served as BancWest's Chairman and CEO since January 2005 and as a director since 1998. Prior to becoming CEO, he served as BancWest's President and Chief Operating Officer, from November 1998 to December 2004. Mr. McGrath served as CEO of Bank of the West from 1996 through the end of 2007 and currently serves as Chairman of the Bank of the West and Vice Chairman of First Hawaiian Bank, both of which are subsidiaries of BancWest. In 2008, Mr. McGrath received a Presidential appointment to the President's Council on Financial Literacy. He has nearly 40 years of experience in the banking and financial services industry.

CHERYL E. MAYBERRY McKISSACK Age 52
Director Since December 2000

President and Chief Executive Officer, Nia Enterprises, LLC



Nia Enterprises, LLC is an interactive communications company for research services and diversity marketing, which Ms. Mayberry McKissack founded in 2000. From November 1997 to November 2000, Ms. Mayberry McKissack served as Senior Vice President and General Manager of worldwide sales and marketing for Open Port Technology, Inc., a provider of Internet infrastructure messaging solutions. Ms. Mayberry McKissack also serves as a director of Private Bancorp, Inc.

NEIL J. METVINER Age 49
Director Since June 2007

Executive Vice President and President, Global Mailstream, Europe, Pitney Bowes, Inc.



Mr. Metviner joined Pitney Bowes in 2000, and maintains full oversight responsibility for the company's European mailing operations. Serving over two million customers worldwide – from the largest global enterprise to the smallest home office – Pitney Bowes is a global mailstream technology company, offering hardware, software and services to help companies optimize the flow of physical and electronic mail, documents and packages across their operations.

STEPHEN P. NACHTSHEIM Age 63
Director Since November 1995

Non-Executive Chairman of Deluxe and Vice President (Retired), Intel Corporation



In November 2005, Mr. Nachtsheim was appointed Non-Executive Chairman of the Board of Deluxe. Prior to that, he served as the Board's Lead Independent Director, a role he had assumed in December 2003. Mr. Nachtsheim was a Corporate Vice President of Intel Corporation, a designer and manufacturer of integrated circuits, microprocessors and other electronic components, and the co-director of Intel Capital from 1998 until his retirement in August 2001.

MARY ANN O'DWYER Age 52
Director Since October 2003

Senior Vice President - Finance and Operations and Chief Financial Officer, Wheels, Inc.



Ms. O'Dwyer joined Wheels, Inc. in 1991 and has been their Chief Financial Officer since 1994. She also has held the position of Senior Vice President – Finance and Operations since 2000. Wheels, Inc. is a major provider of automotive fleet management services. Ms. O'Dwyer also serves as a director of Wheels, Inc.

MARTYN R. REDGRAVE Age 55
Director Since August 2001

Executive Vice President and Chief Administrative Officer, Limited Brands, Inc.



Mr. Redgrave has been serving as Executive Vice President and Chief Administrative Officer of Limited Brands, Inc., since March 2005, and also served as Chief Financial Officer from January 2006 to May 2007. Limited Brands is one of the world's leading personal care, beauty, intimate apparel and apparel specialty retailers. Prior to joining Limited Brands, Mr. Redgrave served for eleven years as the Executive Vice President-Finance and Chief Financial Officer of Carlson Companies, Inc., a worldwide provider of hospitality, travel and marketing services.

LEE J. SCHRAM Age 46
Director Since May 2006

Chief Executive Officer of Deluxe



Mr. Schram became CEO of Deluxe Corporation on May 1, 2006. Prior to joining Deluxe, Mr. Schram served as senior vice president of NCR Corporation's Retail Solutions Division, with responsibilities for NCR's global retail store automation and point-of-sale solutions business, including development, engineering, marketing, sales, and support functions. Mr. Schram began his professional career with NCR Corporation in 1983, where he held a variety of positions of increasing responsibility that included both domestic and international assignments. From September 2000 to January 2002, he served as chief financial officer for the Retail and Financial Group. Thereafter, he became vice president and general manager of Payment and Imaging Solutions in NCR's Financial Services Division, a position he held until March 2003, when he became senior vice president of the Retail Solutions Division.

The Board of Directors recommends that you vote FOR the election of each nominee named above.

BOARD STRUCTURE AND GOVERNANCE

Board Oversight and Director Independence

Deluxe's business, property and affairs are managed under the general direction of our Board of Directors. In providing this oversight, the Board adheres to a set of Corporate Governance Guidelines designed to ensure that the Board has access to relevant information, and is structured and operates in a manner allowing it to exercise independent business judgment. The complete text of Deluxe's Corporate Governance Guidelines is posted on the Investor Relations page of the Investors section of our website at www.deluxe.com under the "Corporate Governance" caption.

A critical component of our corporate governance philosophy is that a majority of our directors, and preferably a substantial majority, be individuals who meet strict standards of independence, meaning that they have no relationship with Deluxe, directly or indirectly, that could impair their ability to make objective and informed judgments regarding all matters of significance to Deluxe and its shareholders. The listing standards of the New York Stock Exchange ("NYSE") require that a majority of our directors be independent, and that our Corporate Governance, Audit and Compensation Committees be comprised entirely of independent directors. In order to be deemed independent, a director must be determined by the Board to have no material relationship with Deluxe other than as a director. In accordance with the NYSE listing standards, our Board has adopted formal Director Independence Standards setting forth the specific criteria by which the independence of our directors will be determined, including restrictions on the nature and extent of any affiliations directors and their immediate family members may have with Deluxe, its independent registered public accounting firm, or any commercial or not-for-profit entity with which Deluxe has a relationship. Consistent with regulations of the Securities and Exchange Commission ("SEC"), our Director Independence Standards also prohibit Audit Committee members from accepting, directly or indirectly, any consulting, advisory or other compensatory fee from Deluxe, other than in their capacity as Board or committee members. The complete text of our Director Independence Standards is posted on the Investor Relations page of the Investors section of our website at www.deluxe.com under the "Corporate Governance" caption.

The Board has determined that every director and nominee, with the exception of Mr. Schram, satisfies our Director Independence Standards. The Board also has determined that every member of its Corporate Governance, Audit and Compensation Committees is an independent director.

Related Party Transaction Policy and Procedures

The Board maintains written procedures under which the Corporate Governance Committee is responsible for reviewing potential or actual conflicts of interest, including any proposed related party transactions and interlocking relationships between executives and Board members. The Committee will determine whether any such potential or actual conflicts would require disclosure under securities laws, cause a director to be disqualified from being deemed independent, or cause a transaction being considered by the Board to be voidable if the conflict were not disclosed. The Committee also will consider whether the proposed transaction would result in a violation of any law or be inappropriate in light of the nature and magnitude of any interest of the director or executive in the entity or transaction giving rise to the potential conflict.

The Committee may take those actions it deems necessary, with the assistance of any advisors it deems appropriate, in considering potential conflicts of interest. While it is expected that in most instances the Committee can make the necessary determination, where required by state law or due to the significance of the issue, the matter will be referred to the full Board for resolution.

Meetings and Committees of the Board of Directors

There were seven meetings of the Board of Directors in 2007, six of which were regular meetings. Each director attended, in person or by telephone, at least 75 percent of the aggregate of all meetings of the Board and its committees on which he or she served during the year. It is our policy that directors attend our annual shareholder meetings and all such directors are expected to be in attendance at this year's meeting. Seven of the eight directors then serving on the Board attended last year's annual meeting of shareholders.

The Board of Directors has four standing committees:

- Audit Committee;
- Compensation Committee;
- Corporate Governance Committee; and
- Finance Committee.

Each of the Board committees has a written charter, approved by the Board, establishing the authority and responsibilities of the committee. Each committee's charter is posted on the Investor Relations page of the Investors section of our website at www.deluxe.com under the "Corporate Governance" caption. A copy of each charter is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

The following tables provide a summary of each committee's responsibilities, the number of meetings held by each committee during the last fiscal year and the names of the directors currently serving on the committee.

Audit Committee

Responsibilities

- Appoints and replaces the independent registered public accounting firm, subject to ratification by our shareholders, and oversees the work of the independent registered public accounting firm.
- Pre-approves all auditing services and permitted non-audit services to be performed by the independent registered public accounting firm, including related fees.
- Reviews and discusses with management and the independent registered public accounting firm our annual audited financial statements and recommends to the Board whether the audited financial statements should be included in Deluxe's Annual Report on Form 10-K.
- Reviews and discusses with management and the independent registered public accounting firm our quarterly financial statements and the associated earnings news releases.
- Reviews and discusses with management and the independent registered public accounting firm significant reporting issues and judgments relating to the preparation of our financial statements, including the adequacy of internal controls.

Number of meetings in 2007: 10

Directors who serve on the committee:

Martyn R. Redgrave, Chair
Ronald C. Baldwin
Isaiah Harris, Jr.
Cheryl E. Mayberry McKissack
Mary Ann O'Dwyer

- Reviews and discusses with the independent registered public accounting firm our critical accounting policies and practices, alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, and other material written communications between the independent registered public accounting firm and management.
- Oversees the work of our internal auditors.
- Reviews the effectiveness of Deluxe's legal and ethical compliance programs and maintains procedures for receiving, retaining and handling complaints by employees regarding accounting, internal controls and auditing matters.

Compensation Committee

Responsibilities

- Develops our executive compensation philosophy.
- Evaluates and recommends incentive compensation plans for executive officers and other key managers, and all equity-based compensation plans, and oversees the administration of these and other employee compensation and benefit plans.
- Reviews and approves corporate goals and objectives relating to the CEO's compensation, leads an annual evaluation of the CEO's performance in light of those goals and objectives, and determines, in conjunction with the Board, the CEO's compensation based on this evaluation.
- Reviews and approves other executive officers' compensation.
- Establishes and certifies attainment of incentive compensation goals and performance measurements applicable to our executive officers.

Number of meetings in 2007: 6

Directors who serve on the committee:

Charles A. Haggerty, Chair
Don J. McGrath
Neil J. Metviner
Stephen P. Nachtsheim

Corporate Governance Committee

Responsibilities

- Reviews and recommends the size and composition of the Board, including the mix of management and independent directors.
- Establishes criteria and procedures for identifying and evaluating potential Board candidates.
- Reviews nominations received from the Board or shareholders, and recommends candidates for election to the Board.
- Establishes policies and procedures to ensure the effectiveness of the Board, including policies regarding term limits, review of qualifications of incumbent directors, and conflicts of interest.
- Establishes guidelines for conducting Board meetings.
- Oversees the annual assessment of the Board's performance.
- In consultation with the Compensation Committee, reviews and recommends to the Board the amount and form of all compensation paid to directors.
- Recommends to the Board the size, composition and responsibilities of all Board committees.
- Reviews and recommends candidates for key executive officer positions and monitors management succession plans.
- Develops and recommends corporate governance guidelines, policies and procedures.

Number of meetings in 2007: 4

Directors who serve on the committee:

Cheryl E. Mayberry McKissack, Chair
Isaiah Harris, Jr.
Don J. McGrath
Stephen P. Nachtsheim

Finance Committee

Responsibilities

- Evaluates acquisitions, divestitures and capital projects in excess of $5 million, and reviews other material financial transactions outside the scope of normal on-going business activity.
- Reviews and approves the Company's annual financing plans, as well as credit facilities maintained by the Company.
- Reviews and recommends policies concerning corporate finance matters, including capitalization, investment of assets and debt/equity guidelines.
- Reviews and recommends dividend policy and approves declarations of regular shareholder dividends.
- Reviews and makes recommendations to the Board regarding financial strategy and proposals concerning the sale, repurchase or split of Deluxe securities.

Number of meetings in 2007: 6

Directors who serve on the committee:

Mary Ann O'Dwyer, Chair
Ronald C. Baldwin
Charles A. Haggerty
Neil J. Metviner
Martyn R. Redgrave

Corporate Governance Principles

As indicated above, our Board has adopted a set of Corporate Governance Guidelines to assist it in carrying out its oversight responsibilities. These Guidelines address a broad range of topics, including director qualifications, director nomination processes, term limits, Board and committee structure and process, Board evaluations, director education, CEO evaluation, management succession planning and conflicts of interest. The complete text of the Guidelines is posted on the Investor Relations page of the Investors section of our website at www.deluxe.com under the "Corporate Governance" caption. A copy of the Guidelines is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

Code of Ethics and Business Conduct

All of our directors and employees, including our CEO, Chief Financial Officer, Chief Accounting Officer and other executives, are required to comply with our Code of Ethics and Business Conduct ("Code of Ethics") to help ensure that our business is conducted in accordance with the highest legal and ethical standards. Our Code of Ethics requires strict adherence to the letter and spirit of all laws and regulations applicable to our business and covers all areas of professional conduct, including customer relationships, respect for co-workers, conflicts of interest, insider trading, the integrity of our financial recordkeeping and reporting, and the protection of our intellectual property and confidential information. Employees are required to bring any violations and suspected violations of the Code of Ethics to Deluxe's attention through management or Deluxe's law department, or by using our confidential compliance hotline.

The full text of our Code of Ethics is posted on the Investor Relations page of the Investors section of our website at www.deluxe.com under the "Corporate Governance" caption. The Code of Ethics is available in print free of charge to any shareholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

Board Composition and Qualifications

Our Corporate Governance Committee oversees the process for identifying and evaluating candidates for the Board of Directors. Directors and nominees for director should have diverse backgrounds and possess the qualifications, experience and knowledge to enable them to contribute effectively to the evaluation of our business strategies and to the Board's oversight role. The Corporate Governance Committee believes that a predominance of Board members should have a background in business and should include both actively employed and retired senior corporate officers, and that directors should range in age so as to maintain a sound balance of board tenure and experience, as well as staggered retirement dates.

The Board of Directors has established the following specific guidelines for nominees to the Board:

- A majority of the Board must be comprised of independent directors, the current standards for which are discussed above under "Board Oversight and Director Independence."
- As a general rule, non-employees should not be nominated for re-election to the Board after their 72nd birthday or having served for 12 years from their initial election to the Board, although the Board retains the ability to grant exemptions to these limits where it determines that such an exemption will serve the interests of Deluxe and its shareholders.

- A non-employee director who ceases to hold the employment position held at the time of election to the Board, or who has a significant change in position, should offer to resign. The Corporate Governance Committee will then consider whether the change of status is likely to impact the director's qualifications and make a recommendation to the Board as to whether the resignation should be accepted.
- Management directors who terminate employment with Deluxe should offer to resign. The Board will then decide whether to accept the director's resignation, provided that no more than one former CEO should serve on the Board at any one time.

Other selection criteria used to evaluate potential candidates may include successful senior level business management experience or experience that fulfills a specific need, prior experience and proven accomplishment as a director of a public company, commitment to attending Board and committee meetings, a reputation for honesty and integrity, interest in serving the needs of shareholders, employees and communities in which we operate, and compatibility with existing directors.

Director Selection Process

All Board members are elected annually by our shareholders, subject to the Board's right to fill vacancies in existing or new director positions on an interim basis. Based on advice from the Corporate Governance Committee, each year the Board will recommend a slate of directors to be presented for election at the annual meeting of shareholders.

The Corporate Governance Committee will consider candidates submitted by members of the Board and our shareholders, and the Committee will review such candidates in accordance with our bylaws and applicable legal and regulatory requirements. Candidates nominated by shareholders are evaluated in accordance with the same criteria and using the same procedures as candidates submitted by Board members or the CEO.

When a vacancy or a new position on the Board needs to be filled, the CEO, in consultation with the Chair of the Corporate Governance Committee, will draft a profile of the candidate he or she believes would provide the most meaningful contributions to the Board as a whole. The profile will be submitted to the Corporate Governance Committee for approval. In order to properly staff its various committees and support its succession planning initiatives, the Board currently believes that a Board consisting of nine to eleven directors is the optimal size. The Corporate Governance Committee has made it a practice in recent years to engage third-party search firms to assist it in identifying suitable candidates. The firms selected, as well as the specific terms of the engagement, are based on the specific search criteria established by the Committee. Members of the Board also are given the opportunity to submit names of potential candidates based on the profile developed. Each candidate will be subject to an initial screening process after which the Corporate Governance Committee will select the candidates that it wishes to interview. The Chair of the Board, CEO and at least a majority of the Corporate Governance Committee will interview each candidate and, concurrently with the interviews, the candidate will confirm his or her availability for regularly scheduled Board and committee meetings. The Committee will also assess each candidate's potential conflicts of interest. The Committee will review the interviewers' reports and recommendations, and make the final determination as to which candidates will be recommended for election to the Board. Depending on when suitable candidates are identified, the Board may decide to appoint a new director to serve on the Board until the next annual meeting of shareholders.

Our bylaws stipulate that if a shareholder wishes to nominate a candidate at the annual meeting of shareholders, the shareholder must give written notice of the nomination to our CEO or Corporate Secretary no later than the deadline for submitting shareholder proposals for the applicable annual meeting. The shareholder must attend the meeting with the candidate and propose the candidate's nomination for election to the Board at the meeting. The shareholder's notice must set forth as to each nominee: (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the number of shares of our stock owned by the person, (4) the written and acknowledged statement of the person that such person is willing to serve as a director, and (5) any other information relating to the person that would be required to be disclosed in a solicitation of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, if the candidate had been nominated by or on behalf of the Board. No shareholders submitted director nominations in connection with this year's meeting. Any shareholders desiring to present a candidate at the 2009 annual meeting of shareholders must do so prior to November 10, 2008.

Non-Executive Chairman; Executive Sessions

Mr. Nachtsheim is the Non-Executive Chairman of the Board and is expected to serve until such time as a new Chair is elected by the Board. He has been re-nominated to a thirteenth term on the Board to provide continuity in the Chairman position in light of the recent addition of several new Board members, and to minimize the risk of distraction from a change in the Board leadership as Mr. Schram continues to transition into his role as CEO. Mr. Nachtsheim's duties include moderating meetings or executive sessions of the independent directors and acting as the principal liaison between the independent directors and the CEO with respect to Board governance issues. Our independent directors make it a practice to meet in executive session without management present at each Board meeting. Likewise, all Board committees regularly meet in executive session without management.

Communications with Directors

Any interested party having concerns about our governance or business practices, or otherwise wishing to communicate with our independent directors, may submit their concerns in writing to the Non-Executive Chairman of the Board or the independent directors as a group in the care of the office of: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

Audit Committee Expertise; Complaint-Handling Procedures

In addition to meeting the independence requirements of the NYSE and the SEC, all members of the Audit Committee have been determined by the Board to meet the financial literacy requirements of the NYSE's listing standards. The Board also has determined that at least one member of the Audit Committee, including Martyn Redgrave, the Committee Chair, is an "audit committee financial expert" as defined by SEC regulations.

In accordance with federal law, the Audit Committee has adopted procedures governing the receipt, retention and handling of complaints regarding accounting and auditing matters. These procedures include a means for employees to submit concerns on a confidential and anonymous basis, through Deluxe's compliance hotline.

Compensation Committee Processes and Procedures

The authority and responsibilities of the Compensation Committee are governed by its charter, a copy of which can be found on Deluxe Corporation's website at www.deluxe.com, together with applicable laws, rules, regulations and NYSE listing standards.

The Compensation Committee is authorized to review and approve corporate goals and objectives related to the CEO's compensation, lead the Board's evaluation of the CEO's performance in light of those goals and objectives, and determine the CEO's compensation based on the evaluation and input from the Board as a whole. The Committee is expected to engage the entire Board in its evaluation of the CEO's performance and appropriate level of compensation.

The Committee also reviews and approves each executive officer's base pay and incentive compensation levels, stock ownership targets, employment-related agreements and any special benefit plans or programs for executives. As part of this responsibility, the Committee evaluates and makes recommendations to the Board regarding the Company's compensation philosophy and structure, the design of incentive compensation plans in which executives participate and all equity plans. It establishes incentive compensation goals and performance measurements for executives and determines the levels of achievement of each executive relative to the goals and measurements. Subject to limits imposed by the plans, applicable law and the Board, the Committee also oversees administration of equity-based plans, deferred compensation plans, benefit plans, retirement and Employee Retirement Income Security Act ("ERISA") excess plans, and also is responsible for determining the formula used to calculate contributions to the company's current profit sharing plan. The Committee has delegated to management committees the responsibility to administer broad-based benefit plans and the responsibility to oversee investment options and management of retirement and deferred compensation programs.

Although matters of director compensation ultimately are the responsibility of the full Board, the Compensation Committee works in conjunction with the Board's Corporate Governance Committee and its independent compensation consultants in evaluating director compensation levels, making recommendations regarding the structure of director compensation, and developing a director pay philosophy that is aligned with the interests of the Company's shareholders.

The Committee has the authority to engage compensation consultants to assist it in conducting the activities within its general scope of responsibility. Since 2001, the committee has retained Watson Wyatt Worldwide, Inc. as its independent consultant. The Committee has the sole authority to retain, terminate and approve the fees of a compensation consultant for the purpose of assisting in the evaluation of director, CEO and executive compensation.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised entirely of independent directors. No member of the Compensation Committee has been an officer or employee of Deluxe. None of our executives serve as a member of the Compensation Committee of any other company that has an executive serving as a member of the Deluxe Board of Directors. None of our executives serve as a member of the board of directors of any other company that has an executive serving as a member of the Compensation Committee.

Non-Employee Director Compensation

Directors who are employees of Deluxe do not receive compensation for their service on the Board other than their compensation as employees. Non-employee directors each receive a $50,000 annual Board retainer, payable quarterly. For 2007, the Non-Executive Chairman received an incremental $100,000 annual retainer, payable quarterly.

In order to fairly compensate non-employee directors for their service on Board committees, the elements and responsibilities of which will fluctuate from time to time, committee members are paid fees for each committee meeting attended, with the chair of each committee also receiving an annual retainer for serving as the chair.

For 2007, the committee fee structure was as follows:

	Audit Committee ($)	Other Standing Committees ($)
Chair Retainer	15,000	5,000
In-Person Meeting Attendance	2,000	1,500
Telephonic Meeting Attendance	1,000	750

Non-employee directors also receive $1,500 for each approved site visit and director education program attended, up to a maximum of five per year, in the aggregate. Directors also may receive additional compensation for the performance of duties assigned by the Board or its committees that are considered beyond the scope of the ordinary responsibilities of directors or committee members.

Deluxe maintains a Non-Employee Director Stock and Deferral Plan (the "Director Plan"), which was approved by shareholders as part of Deluxe's 2000 Stock Incentive Plan, as amended (the "Stock Incentive Plan"). The purpose of the Director Plan is to provide an opportunity for non-employee directors to increase their ownership of Deluxe's common stock and thereby align their interest in the long-term success of Deluxe with that of other shareholders. Under the Director Plan, each non-employee director may elect to receive, in lieu of cash retainers and fees, shares of Deluxe common stock. The shares of common stock receivable pursuant to the Director Plan are issued quarterly or, at the option of the director, credited to the director in the form of deferred restricted stock units. These restricted stock units vest and are converted into shares of common stock on the earlier of the tenth anniversary of February 1st of the year following the year in which the non-employee director ceases to serve on the Board or such other objectively determinable date as is elected by the director in his or her deferral election (for example, upon termination of service as a director). Each restricted stock unit entitles the holder to receive dividend equivalent payments equal to the dividend payment on one share of common stock. Any restricted stock units issued pursuant to the Director Plan will vest and be converted into shares of common stock in connection with certain defined changes of control of Deluxe. All shares of common stock issued pursuant to the Director Plan are issued under Deluxe's Stock Incentive Plan and must be held by the non-employee director for a minimum period of six months from the date of issuance.

Under the terms of the Stock Incentive Plan, non-employee directors also are eligible to receive other equity-based awards to further align their interests with shareholders and assist them in achieving and maintaining their established share ownership targets. Any stock options granted to non-employee directors must have an exercise price equal to the fair market value of Deluxe's common stock on the date of grant, and no more than 5,000 options may be granted to a non-employee director in any one year. Non-employee directors did not receive any option grants in 2007, but each non-employee director re-elected to the Board at last year's annual meeting did receive a grant of 1,320 shares of restricted stock on April 25, 2007, with an approximate grant date value of $50,000, which shares vest one year from the grant date. Equity grants to directors are determined by the Compensation Committee, in consultation with the Corporate Governance Committee, as required by the Board's governance processes.

Non-employee directors who were elected to the Board prior to October 1997 also are eligible for certain retirement payments under the terms of a Board retirement plan that has since been replaced by the Director Plan. Under this predecessor plan, non-employee directors with at least five years of Board service who retire, resign or otherwise are not nominated for re-election are entitled to receive an annual payment equal to the annual Board retainer in effect on July 1, 1997 ($30,000 per year) for the number of years during which he or she served on the Board prior to October 31, 1997. As a result, no further benefits are accruing under this plan. In calculating a director's eligibility for benefits under this plan, partial years of service are rounded up to the nearest whole number. Retirement payments do not extend beyond the lifetime of the retiree and are contingent upon the retiree's remaining available for consultation with management and refraining from engaging in any activity in competition with Deluxe. Mr. Nachtsheim is the only current director eligible for benefits under this plan.

The following table summarizes the compensation earned by each non-employee director during 2007.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
Ronald C. Baldwin[5]	39,500	0	0	0	39,500
T. Michael Glenn[6]	31,750	42,262	2,042	651	76,705
Charles A. Haggerty	73,000	71,540	2,874	2,693	150,107
Isaiah Harris, Jr.	70,000	76,313	2,042	2,777	151,132
William A. Hawkins, III[7]	44,250	76,246	2,874	2,447	125,817
Cheryl E. Mayberry McKissack	77,500	71,540	2,874	2,693	154,607
Don J. McGrath[5]	31,000	0	0	0	31,000
Neil J. Metviner[5]	35,500	0	0	0	35,500
Stephen P. Nachtsheim	165,000	71,540	2,874	2,693	242,107
Mary Ann O'Dwyer	75,750	71,540	2,874	2,693	152,857
Martyn R. Redgrave	89,000	71,540	2,874	2,693	166,107

1 Under the Non-Employee Director Stock and Deferral Plan (the "Director Plan"), directors may elect to receive their fees in the form of stock, including the right to defer such stock into restricted stock units. Amounts reflected are the total fees earned by the directors, including amounts elected to be received in the form of stock or restricted stock units.

2 Amounts in the table reflect dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123(R), Share-Based Payment. As a result, amounts reported may reflect expense recognized in 2007 with respect to awards made in prior years. Each director then serving on the Board received a restricted stock grant of 1,320 shares on April 25, 2007, which shares vest one year from the date of grant. The grant date value of the April 2007 grants was approximately $50,000. As of December 31, 2007, the following board members each held 1,320 shares of restricted stock: Haggerty, Harris, Mayberry McKissack, Nachtsheim, O'Dwyer and Redgrave.

3 No options were granted to the non-employee directors in 2007. Amounts in the table reflect dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS No. 123(R), for options granted in prior years. As of December 31, 2007, the number of outstanding options held by each director was as follows: T. Michael Glenn, 1,000; Charles A. Haggerty, 4,000; Isaiah Harris, Jr., 1,000; William A. Hawkins, III, 2,000; Cheryl E. Mayberry McKissack, 4,000; Stephen P. Nachtsheim, 6,000; Mary Ann O'Dwyer, 2,000, and Martyn R. Redgrave, 4,000. All outstanding options expire seven years from the grant date, vest in equal 1/3

increments on each of the first three anniversaries of the grant date, and carry exercise prices equal to the closing price of the Company's common stock on the grant date.

4 Amounts reflect dividends paid in 2007 on unvested restricted stock awards.

5 Messrs. Baldwin, Metviner and McGrath were elected to the Board on July 1, 2007.

6 Mr. Glenn retired from the Board on April 25, 2007.

7 Mr. Hawkins retired from the Board on August 23, 2007.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The following discussion should be read in conjunction with the various tables and accompanying narrative disclosure appearing in this proxy statement. Those tables and narrative provide more detailed information regarding the compensation and benefits awarded to, earned by, or paid to our Chief Executive Officer ("CEO") and the other executive officers named in the Summary Compensation Table appearing on page 28 (collectively the "Named Executive Officers"), as well as the plans in which such officers are eligible to participate.

Compensation Objectives and Philosophy

Deluxe is committed to providing executive compensation that attracts, motivates and retains the best possible executive talent for the benefit of our shareholders, supports Deluxe's business objectives, and aligns the interests of the executive officers, including our Named Executive Officers, with the long-term interests of our shareholders. We believe these objectives are achieved by:

- Continually evaluating the competitiveness of our compensation programs relative to comparable organizations;
- Emphasizing performance-based pay through annual incentive opportunities that are based on the achievement of specific business objectives (i.e., pay for performance);
- Providing equity-based incentives that promote the creation of long-term shareholder value;
- Delivering a significant portion of total compensation through performance-based pay linked to financial results and shareholder return; and
- Ensuring that the Named Executive Officers hold meaningful equity stakes in Deluxe.

Roles of Committee, Outside Compensation Advisors and Management in Compensation Decisions

The Deluxe compensation program is designed to align all components of pay opportunity (base pay, annual incentive pay, long-term incentive pay, and benefits) at or near the median of the market, for each component and as a whole, and reward performance that meets or exceeds performance goals that are established, reviewed and approved each year by the Compensation Committee of the Board of Directors (sometimes referred to in this section as the "Committee"). In arriving at the appropriate levels of pay and incentive opportunities, the Committee also considers the overall cost of the compensation program so as to achieve proper balance between the need to reward employees and to deliver returns to Deluxe's shareholders. Accordingly, the Committee annually reviews the proportion of operating income used to reward employee performance through incentive plan payments.

The Committee has responsibility for guiding our executive compensation philosophy and overseeing the design of executive compensation programs. The Committee also recommends the compensation to be paid to the CEO (with approval from the full Board of Directors) and reviews and approves the compensation paid to other executive officers. The Committee is composed entirely of "independent directors" as defined by the New York Stock Exchange corporate governance rules.

The Committee has engaged, and regularly meets with, an independent compensation consultant regarding executive compensation levels and practices. Watson Wyatt Worldwide, Inc. has served as the Committee's independent consultant since 2001. This consultant is deemed independent in that it is selected by and reports directly to the Committee with its primary contact being the Chair of the Committee. Watson Wyatt did not provide to the Company any consulting services on subjects other than executive compensation during 2007.

Management supports the work of the Committee and its independent consultant by providing company information and data, as requested. Company executives also make recommendations with respect to incentive plan targets in the context of management's business and operational plans. The CEO attends each Committee meeting, meets with the Committee and independent consultant as necessary to discuss business strategy, and also meets with the Committee annually to discuss each executive's individual performance and make recommendations on incentive awards and adjustments to base salary for those executives. The Board's non-employee directors evaluate the CEO each year and the Committee provides advice to the Board regarding the CEO's compensation based on that evaluation and current market data provided by the independent consultants.

Competitive Market Review

For 2007, the Committee commissioned Watson Wyatt to provide a competitive market review of Deluxe's executive compensation program in comparison to relevant benchmarks. The data presented by Watson Wyatt was used for analyzing each pay component; the mix of base pay, annual incentive compensation, and long-term incentive values for the Named Executive Officers; and other benefit-related decisions. Based on the recommendation of its compensation consultant, the Committee reviewed two benchmarks for assessing executive pay at Deluxe: published survey data representing companies similar in size to Deluxe, and companies comprising the S&P Mid-Cap 400. The Committee endorsed the use of the S&P Mid-Cap 400 for executive pay analysis based on the fact that Deluxe is a member of the S&P Mid-Cap 400 index, together with its conclusion that this index is representative of companies similar to Deluxe in terms of market capitalization, revenue, and total assets. In addition to using the S&P Mid-Cap 400, market data is drawn from multiple published surveys of broader general industry practices, with a particular focus on industrial companies with revenues comparable to Deluxe. Three survey sources were combined to create the published survey benchmark. The three surveys were: 2007/2008 Watson Wyatt Top Management Survey; 2007 Mercer Executive Compensation Survey; and 2007 Towers Perrin Executive Compensation Survey. The S&P Mid-Cap 400 benchmark data is based on proxy statement disclosures for the index companies' Named Executive Officers, and the published surveys provide data for the Named Executive Officers and broader executive leadership team.

Executive Officer Compensation Program

In constructing an overall compensation program, the Committee balances those components that are guaranteed (such as salary and benefits) against components that are "at risk" and require the achievement of certain levels of performance. The Committee also strives for a balance between compensation tools that reward the executives for the achievement of short-term goals, while also focusing on the long-term growth of the Company. Compared to Deluxe's general employee population, the Committee believes that executives, including the Named Executive Officers, should have a greater percentage of their total compensation dependant upon reaching performance targets, a higher percentage of which is oriented toward long-term objectives rather than short-term performance. Long-term incentive compensation typically has been awarded in the form of equity, while short-term incentive compensation has been paid in cash. Each year the Committee reviews the form and amount of equity grants to ensure alignment with the Company's overall compensation philosophy and to reward attainment of Company goals.

Elements of Compensation

For 2007, the principal components of our executive compensation program consisted of the following:

- base salary;
- annual incentive plan;
- long-term equity incentives in the form of stock options and performance accelerated restricted stock;
- non-qualified deferred compensation plan;
- broad-based retirement plans; and
- cash allowance perquisite program.

Compensation Mix

The primary components of executive compensation (base salary, and performance-based pay in the form of annual incentives and long-term incentives) for our Named Executive Officers for 2007 were allocated, at targeted levels of performance, with a higher percentage of performance-based pay compared to base salary. The average target percentage of performance-based pay for the Named Executive Officers is 63% of total compensation, with a higher percentage for the CEO and a lower percentage for the Vice Presidents. Of the total performance-based compensation for the Named Executive Officers, approximately 66% is targeted to be long-term compensation as opposed to annual compensation. Pay practices for the Named Executive Officers emphasize pay for performance and a longer term focus than pay practices for the general employee population.

Base Salaries

The Committee annually reviews the base salaries of Deluxe's Named Executive Officers. The CEO makes recommendations for changes to base salaries based on each executive's individual performance and the market data presented by the Committee's independent compensation consultants. The Committee performs the same analysis with respect to the CEO's salary. During 2007, base salaries of our executive officers generally were set at or near the median of salaries paid to executive officers of the S&P Mid-Cap 400 companies in similar positions. Deviations from the median can be the result of experience in the position, individual performance exceeding or falling short of expectations, or the individual's scope of responsibilities. For the most recent fiscal year, the average base salary increase for the Named Executive Officers was 4.3%. The actual change for each Named Executive Officer is illustrated in the summary compensation table. The increase in base salaries included merit adjustments, a base adjustment for Mr. Peterson in recognition of his expanded role as Chief Accounting Officer, Controller and Vice President, Investor Relations, and a market adjustment for Mr. Scarfone to better align his pay to the market for General Counsel positions in companies in the S&P Mid-Cap 400.

Annual Incentive Plan

Named Executive Officers and other officers and management employees selected by the Committee participate in the Deluxe Corporation Annual Incentive Plan (the "Annual Incentive Plan"), which has been approved by our shareholders. The 2007 target amounts approved by the Committee under the Annual Incentive Plan were intended to provide annual cash compensation (i.e., base salary plus bonus) approximating the median of the cash compensation offered to executive officers in similar positions. Bonuses earned may exceed the target amount if performance goals are exceeded, and are less than the target amount if the performance goals are not fully attained, with no bonus payouts if Deluxe's performance is below certain minimum thresholds. Although the Committee retains the discretion to adjust payouts under the Annual Incentive Plan, in accordance with Section 162(m) of the Internal Revenue Code ("Section 162(m)"), the Committee may not increase the payouts to the CEO and other Named Executive Officers under the Annual Incentive Plan. To promote stock ownership by the Named Executive Officers and other participants and further align their interests with those of our shareholders, participants may choose to receive up to 100 percent of their Annual Incentive Plan payout in restricted stock units, in which case the Company will provide a 50 percent match on the amounts so elected to be received in restricted stock units. The restricted stock units vest on the second anniversary of the date of the grant. We believe the 50% match and two-year vesting period encourages executive stock ownership and drives employee retention. For the 2007 plan year payout, three of the Named Executive Officers elected to defer all or a portion of their bonus payout into restricted stock units.

Performance Measures and Objectives

For the Named Executive Officers, the two performance factors that were considered in determining incentive compensation for 2007 under the Annual Incentive Plan were consolidated revenue and adjusted operating income. "Adjusted operating income" is based on operating income as publicly reported by the Company in its consolidated financial statements, but includes pre-defined adjustments (as permitted by Section 162(m)) to eliminate the effects of items outside the control of management that may create a windfall or shortfall in attainment of operating income targets, such as the adoption of new accounting principles, asset impairments, mergers and acquisitions, restructuring charges, etc. As indicated above, the Committee also retains discretion to make other adjustments to these calculations, provided such adjustments do not result in any increase to amounts payable to the Named Executive Officers, and did, in fact, make an adjustment to the Company's revenue results due to a price increase not factored into the original revenue target approved at the beginning of the year, which had the effect of reducing the payouts under the Annual Incentive Plan in 2007. We believe revenue and operating income are critical drivers of our strategy to achieve profitable and sustainable growth, and thereby create long-term value for our shareholders. Each component was weighted equally, with target performance set in line with the Company's annual operating plan ("AOP") targets. These AOP targets also served as the basis for the financial performance expectations communicated publicly at the beginning of the year.

In establishing the metrics and payout scales under the Annual Incentive Plan, although revenue and operating income are weighted equally, a minimum threshold of adjusted operating income must be achieved before any incentive can be paid out. Operating income and revenue targets for the Annual Incentive Plan in 2007 had been set at aggressive but realistic levels, and required year-over-year operating income growth to achieve the targeted payout levels. The minimum payout threshold under the operating income metric had been set at 80 percent of the target to provide a reasonable opportunity to achieve some level of payout in light of the aggressive nature of such goals. The scale had been expanded compared to 2006 to require a higher level of operating income performance (compared to the target) in order to achieve the maximum payout. The payout scale for the revenue component of the plan was essentially the same as in 2006, and required achievement of at least 95 percent of the target to earn a minimum payout.

Performance Level	Adjusted Operating Income (50%)	Revenue (50%)	Percent of Target Award (%)
Maximum	120% of operating plan	103% of revenue plan	200
Target	Operating plan	Revenue plan	115
Threshold	80% of operating plan	95% of revenue plan	40
Below Threshold			0

Actual award payments

Deluxe's actual performance in 2007 exceeded the targets for both adjusted operating income and revenue.

Measures (Millions)	Target ($)	Actual ($)	Weighting (%)	Payout Percent (% of target)
Adjusted Operating Income	250	264	50	139
Revenue	1,597	1,601	50	122
Blended Payout Percentage				130

This performance resulted in actual award payments to the Named Executive Officers that exceeded each individual's target award opportunity. For each Named Executive Officer, the payouts based on 2007 performance exceeding both the adjusted operating income and revenue targets were as follows:

Name	Target Annual Incentive (% of salary)	2007 Actual Incentive (% of salary)
Lee Schram	100	130
Richard S. Greene	50	65
Luann E. Widener	50	65
Anthony C. Scarfone	50	65
Terry D. Peterson	40	52

Long-Term Incentive Compensation

After analyzing a variety of approaches for delivering long-term incentive value to the executives and other key employees who participate in the Company's long-term incentive program, beginning in 2006 the Committee endorsed a strategy that employs a combination of stock options and performance accelerated restricted stock. Given that cash flow is viewed by the Company as another key financial performance metric, the partial vesting accelerator utilized in these restricted stock grants is a threshold measure of operating cash flow. Named Executive Officers, together with other designated key employees, received grants of stock options and performance accelerated restricted stock in 2007. The Company believes this strategy achieves several critical objectives, including:

- Supporting and rewarding the achievement of Deluxe's long-term business strategy and objectives;
- Encouraging decisions and behavior that will increase shareholder value;
- Reinforcing the pay-for-performance orientation of the overall executive compensation program;
- Allowing Deluxe to attract and retain key executive talent by providing competitive incentive and total compensation opportunities; and

- Promoting share ownership and facilitating achievement of the ownership guidelines.

The target value of the long-term incentive compensation for 2007 approximated the median of the long-term incentive compensation provided to executive officers in the S&P Mid-Cap 400 group of companies where such comparisons were possible and otherwise relied on the median reported in published surveys. All long-term incentive awards to executives and other key employees are granted on the same date, with the exception of awards made in conjunction with an individual's promotion or hire into the Company or as necessary to facilitate broader retention of key employees. For 2007, the grant date for the equity awards coincided with the regularly scheduled February Compensation Committee meeting. The timing of the annual grants also aligns with the employee performance evaluation process and is outside any regular stock trading blackout period. The exercise price of all 2007 option grants is the closing price of Deluxe stock on the grant date.

For 2007, the long-term incentive value was divided equally between stock options and performance accelerated restricted stock. The 50 percent delivered in stock options vests in three equal annual installments beginning on the first anniversary of the grant date and focuses the executives on share price appreciation. The remainder of the long-term incentive value is delivered in performance accelerated restricted stock. The performance accelerated restricted stock vests three years from the grant date, but vesting on 50 percent of the stock can be accelerated to the first anniversary of the grant date, based on achievement of a threshold level of operating cash flow. The Company achieved the minimum cash flow target of $227 million in 2007, delivering actual net operating cash flows of $245 million. The performance accelerated restricted stock focuses the executive on making decisions that deliver cash flows and otherwise support long-term shareholder value, and also encourages stock ownership. On February 13, 2007, in recognition of Mr. Schram's individual performance and leadership, and the fact that his 2006 bonus was adversely affected by an unforeseen write-off of a software project that had been initiated prior to his joining the Company, he was granted 2,000 shares of restricted stock valued at $65,200 on the grant date, subject to two-year cliff vesting.

Deferred Compensation Plan

Deluxe maintains a deferred compensation plan under which executives and other key employees may choose to defer up to 100 percent of base salary (less applicable deductions) and up to 50 percent of any bonus payout into multiple investment options. The investment options match, or are similar to, the investment options available to employees in the Company's broad-based retirement plans.

Retirement Program

The Named Executive Officers are eligible to participate in the same qualified retirement plans available to most employees. The program consists of three components, including a defined contribution pension plan, an annual profit sharing plan (under which contributions, if any, are based on Deluxe's performance), and a 401(k) plan. The retirement program is regularly benchmarked against companies that are in businesses similar to Deluxe and/or are located in geographic areas from which we recruit talent to ensure that it is competitive in the market. The incremental value of benefits provided to the Named Executive Officers under this program is included in the All Other Compensation column of the Summary Compensation Table.

Deluxe also has a non-qualified defined contribution plan which restores benefits lost under the foregoing qualified plans due to Internal Revenue Code limits, also known as an ERISA excess plan. Contributions for the Named Executive Officers under this plan for 2007 are also reflected in the All Other Compensation column of the Summary Compensation Table.

Cash Allowance Perquisite Program

In 2007, all Named Executive Officers, with the exception of Mr. Schram, participated in the executive officer Personal Choice Program. The Personal Choice Program changed in 2007 to provide a fixed cash allowance to Named Executive Officers in lieu of any other perquisites. The quarterly cash allowance of $7,500 for Senior Vice Presidents and $5,000 for Vice Presidents on the Executive Leadership Team is intended to cover personal expenses typically incurred by executives as a result of their positions (such as vehicle expenses, personal security systems, financial and tax planning, etc.). As with the other compensation components, this program is compared to market benchmarks of other perquisite programs on an annual basis. The Company chose this program as being more flexible for the executives, less administratively burdensome, and less costly to the organization because there are no tax gross-ups on the amounts provided under this program.

Stock Ownership Guidelines

Deluxe has established stock ownership guidelines for its executive officers and independent Board members, and the Compensation Committee regularly reviews each executive officer's and director's progress toward attaining his or her ownership target. The current guideline for the CEO is five times annual base salary, for all senior vice presidents is two times annual base salary and for vice presidents who are members of the executive leadership team is one and one-half times annual base salary. The guidelines call for the targeted level of ownership to be achieved within five years of the later of the date the ownership guidelines were implemented, or the time the individual becomes an executive officer. For purposes of calculating an executive's stock ownership under these guidelines, stock options are not included. While restricted shares and restricted stock units convertible into shares are included, only 60 percent of their value is counted toward the ownership target prior to vesting, based on the rationale that approximately 40 percent of such shares or units will be withheld or surrendered by the executive upon vesting to cover taxes. At the time of the 2007 review, executives were either at their share ownership target or had increased their actual share ownership over the previous year. The Committee, therefore, determined that the executives were continuing toward their ownership targets at an appropriate pace, and it will review their progress again in 2008.

In addition to the stock ownership guidelines, executive officers and directors are subject to share retention and holding period requirements. Under this policy, individuals who have not achieved their ownership targets must retain 75 percent of the net shares (i.e., shares remaining after exercise costs and applicable taxes are covered) upon the exercise of stock options and vesting of other equity awards, and are required to hold the shares until the ownership targets are met. The Company also maintains a general policy against transactions by directors and executive officers intended to hedge the economic risk of ownership in Deluxe stock, and requires any such hedging transactions to be pre-approved by the Board's Corporate Governance Committee.

Severance, Retention and Change of Control Arrangements

Deluxe has entered into severance arrangements or agreements with each of its Named Executive Officers (collectively "arrangements"). The arrangements are intended to facilitate the executives' attention to the affairs of Deluxe and to recognize their key role within the Company. If their employment is terminated without "cause" by Deluxe or by the executive with "good reason," he or she is eligible to receive severance benefits. The Severance Calculation table appearing later in this proxy statement, together with the accompanying narrative to that table, explains in detail the benefits provided under these arrangements and the circumstances under which a Named Executive Officer would be eligible for severance benefits. Receipt of these benefits is conditioned upon the Named Executive Officer entering into a release and agreeing to maintain the confidentiality of Company confidential information for a period of two years after their termination. Mr. Schram's employment agreement also requires that for two years after he ceases to be employed by Deluxe he will not engage in any business that competes with Deluxe, will not hire any employee or induce an employee to provide confidential information to a third party, and will not induce any customer or supplier to stop doing business with the Company.

The Company also has entered into retention agreements ("Retention Agreements") with Mr. Schram and the Named Executive Officers that are designed to ensure that Deluxe will receive the continued service of the Executive in the event of the possibility or occurrence of a change of control, by reducing the distraction that could be caused by personal uncertainty about their compensation and benefits under those circumstances. These Retention Agreements are addressed in greater detail in the narrative accompanying the Change in Control Calculations table appearing later in this proxy statement. Generally speaking, however, these Retention Agreements provide incentives for the Named Executive Officer to remain with Deluxe through a contemplated change of control, and provide certain benefits in the event the Named Executive Officer's employment is negatively impacted as a result of, or following, a change of control. In other words, benefits are not paid out automatically upon a change of control, but only if the Named Executive Officer's employment is negatively affected (i.e., a double trigger). Moreover, the severance arrangements described above do not apply if the Named Executive Officer's employment is terminated following a change of control under circumstances that would entitle them to receive benefits under the Retention Agreements. In 2007, the Committee delivered to the CEO and each Senior Vice President then party to a Retention Agreement a notice of non-renewal under the current Retention Agreements, such that they will terminate by their terms on December 18, 2009. Coinciding with the notices of non-renewal, the Committee authorized the execution of new Retention Agreements that take effect upon expiration of the current agreements. In addition to amending the current agreements to comply with Internal Revenue Code Section 409A, the new Retention Agreements reduce the renewable term from three years to two years, place a limit on tax gross-up payments, and reduce the payment multiple for the senior vice presidents from three times to two times salary and bonus. Retention Agreements also were entered into with the vice presidents on the executive leadership team. The terms of these agreements are addressed in the narrative accompanying the Change in Control Calculations table appearing later in this proxy statement.

Compliance with Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain executive officers, unless such compensation qualifies as "performance-based compensation." Among other things, in order to be deemed performance-based compensation for Section 162(m) purposes, the compensation must be based on the achievement of pre-established, objective performance criteria and must be pursuant to a plan that has been approved by Deluxe's shareholders. With the exception of a portion of the compensation paid to Mr. Schram, which included certain one-time awards and benefits as part of his hiring package that do not qualify as performance-based compensation, we expect that all compensation paid in 2007 to the executive officers under the plans and programs described above will qualify for deductibility, either because the compensation is below the threshold for non-deductibility provided in Section 162(m) or because the payment of such compensation complies with the performance-based compensation provisions of Section 162(m).

The Company believes that it is important to continue to be able to take all available tax deductions with respect to the compensation paid to its executive officers, and has taken such actions as may be necessary to continue to qualify significant portions of executive compensation as performance-based under Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and be incorporated by reference into Deluxe Corporation's Annual Report on Form 10-K for the year ending December 31, 2007.

MEMBERS OF THE COMPENSATION COMMITTEE

Charles A. Haggerty, Chair
Don J. McGrath
Neil J. Metviner
Stephen P. Nachtsheim

Executive Compensation Tables

The Summary Compensation Table, Other Compensation Supplemental Table, and Grants of Plan-Based Award Table presented on the following pages summarize the total compensation paid to or earned by each of the individuals who served as Deluxe's Chief Executive Officer or Chief Financial Officer during any part of 2007, and the next three most highly compensated executive officers for 2007 (collectively, the "Named Executive Officers"). The following narrative is provided to help you understand the information presented in those tables.

In accordance with the employment agreement executed at the time of his hiring, and to replace forfeited compensation earned at his previous employer, Mr. Schram was granted 59,575 shares of restricted stock on May 1, 2006, the date he commenced his employment with the Company. Fifty percent of the grant vested on May 1, 2007 with the remaining 50 percent scheduled to vest on May 1, 2008. As discussed in the Compensation Discussion and Analysis section of the proxy statement, in February 2007, in addition to receiving grants of stock options and performance accelerated restricted stock under the Company's long-term incentive program, Mr. Schram received a supplemental grant of 2,000 shares of restricted stock, which is subject to two-year cliff vesting.

The base salaries of executives were generally set at or near the median for executive officers of the S&P Mid-Cap 400 companies in similar positions. The executives participate in the Company's Annual Incentive Plan, under which bonuses can be earned based on pre-established performance criteria. For 2007, these criteria included adjusted operating income and revenue. The performance criteria under the Plan were exceeded in 2007 which resulted in payments to the Named Executive Officers as outlined in the tables.

All of the Named Executive Officers participate in a long-term incentive compensation program, pursuant to which they were awarded stock options and performance accelerated restricted stock in 2007. The target value of the program approximates the median of long-term incentive compensation provided to executive officers in the S&P Mid-Cap 400 group of companies. The awards to executives under the program were granted on the same day as awards to all eligible employees. The exercise price for each option grant is the closing price of Deluxe's stock on the grant date. The options vest annually in one-third increments, and performance accelerated restricted stock awards vest after three years, except that 50 percent of the performance accelerated stock awards could vest within one year if a 2007 cash flow target were achieved. The cash flow target was met and acceleration did occur on 50% of the performance accelerated restricted stock.

Dividend or dividend equivalents for these equity-related awards are paid at the same rate and time as regularly scheduled dividends, although no dividend equivalents are paid on options.

The Named Executive Officers, other than the CEO, also participate in a program that provides a quarterly cash allowance for personal expenses typically incurred by executives, and was discussed previously in the Compensation Discussion and Analysis section of this proxy statement.

SUMMARY COMPENSATION TABLE

Name	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Lee J. Schram[6]	2007	$745,000	$0	$2,673,387	$582,814	$0	$121,249	$4,122,450
Chief Executive Officer	2006	483,333	541,667	606,631	152,992	0	146,768	1,931,391
Richard S. Greene[7] Sr. Vice President & Chief	2007	354,167	0	203,142	105,575	230,739	127,083	1,020,706
Financial Officer	2006	87,500	0	12,500	0	10,938	5,197	116,135
Luann E. Widener Sr. Vice President & President – Financial Services & Small	2007	345,000	0	561,019	149,588	56,211	80,739	1,192,557
Business Segments	2006	304,948	0	194,808	61,485	38,119	67,718	667,078
Anthony C. Scarfone Sr. Vice President, General Counsel &	2007	320,000	0	404,116	132,793	145,962	85,026	1,087,897
Secretary	2006	290,000	0	203,799	53,688	36,250	68,927	652,664
Terry D. Peterson Vice President & Chief	2007	282,200	0	152,426	47,917	147,083	53,447	683,073
Accounting Officer	2006	240,158	0	95,983	16,471	24,016	42,880	419,508

1 Mr. Schram's 2006 bonus payment included a guaranteed bonus of $241,667 (representing 50 percent of his target bonus eligibility for the year), and a signing bonus of $300,000, both of which payments were provided for in his employment agreement dated April 10, 2006.

2 The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 and 2007, in accordance with SFAS 123(R), of awards or forfeitures under the long-term incentive program, and thus may include amounts attributable to awards granted prior to the reported years. Assumptions used in the calculation of these amounts are included in Note 10 to the Company's Consolidated Financial Statements filed as part of the Company's Annual Report on Form 10-K for the years ended December 31, 2006, and December 31, 2007. As described in the Compensation Discussion and Analysis section of this proxy statement, in addition to restricted stock awards issued under the Company's long-term incentive program, recipients of awards under the Annual Incentive Plan (AIP) may elect to receive all or a portion of their incentive compensation in the form of restricted stock units. If an election is made to receive restricted stock units, the amount of the cash foregone is increased (or matched) at a rate established by the Compensation Committee in determining the number of units awarded. For 2007 the match rate was 50%. For awards earned during 2007, restricted stock units were granted on January 22, 2008 in lieu of cash compensation as follows: 56,945 units ($1,456,084) to Mr. Schram; 9,889 units ($252,862) to Ms Widener; and 3,668 units ($93,791) to Mr. Scarfone. The 2007 SFAS 123(R) expense for these awards also is listed in this column and the restricted stock units received by such persons is based on the closing price of the Company's common stock on the date of grant of such units ($25.57 on January 22, 2008). The portion of their AIP compensation paid in cash is listed in the "Non-Equity Incentive Plan Compensation" column. The threshold, target, and maximum values for the AIP, including the 50% match percentage based on the individual elections made by each Named Executive Officer prior to the start of the plan period, are listed on the table titled "Grants of Plan-Based Awards."

3 The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 and 2007, in accordance with SFAS 123(R), of awards or forfeitures under the long-term incentive program, and thus may include amounts attributable to awards granted prior to the reported years. Assumptions used in the calculation of these amounts are included in Note 10 to the Company's Consolidated Financial Statements filed as part of the Company's Annual Report on Form 10-K for the years ended December 31, 2006, and December 31, 2007.

4 The amounts listed in this column for 2007 reflect cash amounts paid to the Named Executive Officers under the AIP. As described in the Compensation Discussion and Analysis section and note 2 to this table, recipients of awards under the AIP may elect to receive all or a portion of their incentive compensation in the form of restricted stock units. If an election is made to receive restricted stock units, the amount of the cash foregone is increased (or matched) at a rate established by the Compensation Committee in determining the number of units awarded. The 2007 SFAS 123(R) expense attributable to awards taken as restricted stock units is listed in the "Stock Awards" column, while the portion of AIP compensation paid in cash is listed in this column. The threshold, target, and maximum values for the AIP, including the 50% match percentage based on the individual elections made by each Named Executive Officer prior to the start of the plan period, are listed on the table titled "Grants of Plan-Based Awards." The amounts listed in this column for 2006 reflect the dollar amounts paid to the Named Executive Officers for achievement of the operating income performance metric established under the 2006 Supplemental Performance Program.

5 A detailed description of the amounts listed in this column is contained in the "Other Compensation Supplemental Table" immediately following this table.

6 Mr. Schram commenced his employment with Deluxe on May 1, 2006.

7 Mr. Greene commenced his employment with Deluxe on October 2, 2006.

OTHER COMPENSATION SUPPLEMENTAL TABLE

Name	Perks and Other Personal Benefits[1] ($)	Tax Reimburse-ment[2] ($)	Payments/ Accruals on Termination Plans ($)	Company Contributions to Defined Contribution Plans[3] ($)	Dividends or Earnings on Stock or Option Awards[4] ($)	Other[5] ($)	Total ($)
Lee J. Schram	0	1,102	0	18,225	93,335	8,587	121,249
Richard S. Greene	30,000	36,655	0	0	10,428	50,000	127,083
Luann E. Widener	30,000	0	0	18,225	24,450	8,064	80,739
Anthony C. Scarfone	34,500	3,299	0	18,225	22,388	6,694	85,026
Terry D. Peterson	20,000	0	0	18,225	11,080	4,142	53,447

1 Amounts include Personal Choice Program cash allowances and, for Mr. Scarfone, reimbursement of approved 2006 tax and financial planning expenses which were paid in 2007. The tax gross-up for the tax and financial planning reimbursement is included in the Tax Reimbursement column. There is no tax gross-up for the Personal Choice Program.

2 Amounts for Mr. Schram and Mr. Greene reflect tax gross-up on reimbursement of the relocation expenses recorded in the "Other" column. The amount listed for Mr. Scarfone includes the tax gross-up for approved tax and financial planning expenses recorded in the first column.

3 Amounts listed in this column reflect Company contributions up to applicable ERISA limits, with ERISA excess amounts included in the "Other" column of this table.

4 Amounts reflect dividends and dividend equivalents paid on restricted stock and restricted stock units, respectively. Dividend equivalents are paid at the same rate and at the same time as regularly declared dividends.

5 Amounts listed are ERISA excess and benefit plan equivalent amounts for the year, which generally are contributed to the Named Executive Officers' non-qualified deferred compensation account within 90 days after the end of the year. The amounts for Mr. Schram and Mr. Greene also reflect reimbursement of relocation expenses, as provided for in their employment agreements.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options[2] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Lee J. Schram	2/13/07	--	--	--	447,000	1,117,500	2,235,000	26,900[4] 2,000[5]	193,200	32.65	1,201,704 878,286 65,300
Richard S. Greene	2/13/07	70,833	177,084	354,167	--	--	--	8,000[4]	57,900	32.65	360,138 261,200
Luann E. Widener	2/13/07	17,250	43,125	86,250	77,625	194,063	388,125	7,100[4]	51,500	32.65	320,330 231,816
Anthony C. Scarfone	2/13/07	44,800	112,000	224,000	28,800	72,000	144,000	6,200[4]	45,000	32.65	279,900 202,430
Terry D. Peterson	2/13/07	45,152	112,880	225,760	--	--	--	2,100[4]	15,400	32.65	95,788 68,566

1 The amounts listed reflect the estimated payouts under the Annual Incentive Plan for 2007 based on each executive's election to receive any such payout in cash (i.e., non-equity), restricted stock units (i.e., equity), or a combination of the two. Amounts reported in the Equity Incentive column include the 50% match provided on that portion of the AIP payout elected to be received in the form of restricted stock units. Restricted stock units vest on the second anniversary of the grant date. The actual payouts earned under the Annual Incentive Plan for 2007 are reflected in the "Summary Compensation Table."

2 Stock options have seven-year terms and vest 33-1/3 percent per year over three years. The exercise price of all options is the closing price of the Company's stock on the grant date.

3 The grant date fair value of options is based on the stock price at the time of grant multiplied by the Black-Scholes value of 19.0505 percent.

4 Performance accelerated restricted stock grants that vest on the third anniversary of the award date. The restricted stock award agreements provided that 50 percent of the shares would vest on the first anniversary if the Company achieved a 2007 cash flow performance threshold. The performance threshold was achieved, so partial vesting occurred on February 13, 2008.

5 Restricted stock grant that vests on the second anniversary of the grant date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)
Lee J. Schram		193,200[2]	32.65	2/13/14		
					26,900[4]	884,741
					2,000[5]	65,780
	60,667	121,333[3]	23.50	5/1/13	29,788[6]	979,727
					27,200[7]	894,608
Richard S. Greene		57,900[8]	32.65	2/13/14		
					8,000[9]	263,120
					5,787[10]	190,334
Luann E. Widener		51,500[11]	32.65	2/13/14		
					7,100[15]	233,519
		10,133[12]	24.99	3/1/13	2,200[16]	72,358
		11,600[13]	26.58	2/14/13	2,300[17]	75,647
	2,667	1,333[14]	39.63	4/27/12	2,600[18]	85,514
	2,870		42.35	5/4/11	9,100[19]	299,299
	10,000		38.54	3/10/10	1,000[20]	32,890
	10,000		47.67	3/14/09		
Anthony C. Scarfone		45,000[21]	32.65	2/13/14		
					6,200[24]	203,918
	8,700	17,400[22]	26.58	2/14/13	3,900[25]	128,271
	3,200	1,600[23]	39.63	4/27/12	11,000[26]	361,790
	4,800		42.35	5/4/11	1,030[27]	33,877
	30,000		38.54	3/10/10		
	30,000		47.67	3/14/09		
	25,925		16.42	10/26/10		
Terry D. Peterson		15,400[28]	32.65	2/13/14		
					2,100[31]	69,069
	3,600	7,200[29]	26.58	2/14/13	1,600[32]	52,624
	1,433	717[30]	39.63	4/27/12	7,000[33]	230,230
					380[34]	12,498

1 Based on the closing price of Deluxe common stock on December 31, 2007 ($32.89 per share).

Lee J. Schram: 2 – Stock options granted on 2/13/2007 vest in three equal installments on 2/13/2008, 2/13/2009, and 2/13/2010. **3** – Stock options granted on 5/1/06 with the remainder of the unvested options vesting in two equal installments on 5/1/08 and 5/1/09. **4** – Performance Accelerated Restricted Stock ("PARS") granted on 2/13/2007, of which 50% vested on 2/13/2008 with the remainder vesting on 2/13/2010. **5** – Restricted stock granted on 2/13/07 which vests on 2/13/09. **6** – Restricted stock granted on 5/1/06 vests on 5/1/08. **7** – PARS granted on 5/1/06 vests on 5/1/09.

Richard S. Greene: 8 – Stock options granted on 2/13/2007 vest in three equal installments on 2/13/2008, 2/13/2009, and 2/13/2010. **9** - PARS granted on 2/13/2007, of which 50% vested on 2/13/2008 with the remainder vesting on 2/13/2010. **10** – Restricted stock granted on 10/2/06 vests on 10/2/08

Luann E. Widener: **11** - Stock options granted on 2/13/2007 vest in three equal installments on 2/13/2008, 2/13/2009, and 2/13/2010. **12** – Stock options granted on 3/1/06 with the remainder of the unvested options vesting in two equal installments on 3/1/08, and 3/1/09. **13** – Stock options granted on 2/14/06 with the remainder of the unvested options vesting in two equal installments on 2/14/08, and 2/14/09. **14** – Stock options granted on 4/27/05 with the remainder of the unvested options vesting on 4/27/08. **15** – PARS granted on 2/13/2007, of which 50% vested on 2/13/2008 with the remainder vesting on 2/13/2010. **16** – PARS granted on 3/1/06 vests on 3/1/09. **17** – Restricted stock granted on 3/1/06 vests on 3/1/08. **18** – PARS granted on 2/14/06 vests on 2/14/09. **19** – Restricted stock granted on 2/14/06 vests on 2/14/08. **20** – Restricted stock granted on 4/27/05 vests on 4/27/08.

Anthony C. Scarfone: **21** - Stock options granted on 2/13/2007 vest in three equal installments on 2/13/2008, 2/13/2009, and 2/13/2010. **22** – Stock options granted on 2/14/06 with the remainder of the unvested options vesting in two equal installments on 2/14/08, and 2/14/09. **23** – Stock options granted on 4/27/05 with the remainder vesting on 4/27/08. **24** - PARS granted on 2/13/2007, of which 50% vested on 2/13/2008 with the remainder vesting on 2/13/2010. **25** – PARS granted on 2/14/06 vests on 2/14/09. **26** – Restricted stock granted on 2/14/06 vests on 2/14/08. **27** – Restricted stock granted on 4/27/05 vests on 4/27/08.

Terry D. Peterson: **28** – Stock options granted on 2/13/2007 vest in three equal installments on 2/13/2008, 2/13/2009, and 2/13/2010. **29** – Stock options granted on 2/14/06 with the remainder of the unvested options vesting in two equal installments on 2/14/08, and 2/14/09. **30** – Stock options granted on 4/27/05 with the remainder of the unvested options vesting on 4/27/08. **31** - PARS granted on 2/13/2007, of which 50% vested on 2/13/2008 with the remainder vesting on 2/13/2010. **32** – PARS granted on 2/14/06 vests on 2/14/09. **33** – Restricted stock granted on 2/14/06 vests on 2/14/08. **34**– Restricted stock granted on 4/27/05 vests on 4/27/08.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Lee J. Schram[1]	0	0	29,787	1,145,012
Richard S. Greene	0	0	0	0
Luann E. Widener[2]	10,867	152,087	4,490	136,180
Anthony C. Scarfone[3]	0	0	5,553	171,823
Terry D. Peterson	0	0	0	0

1 For Mr. Schram, 29,787 shares of restricted stock vested on May 1, 2007 at a value of $38.44 per share.

2 Ms Widener exercised 5,800 stock options on May 7, 2007, and 5,067 stock options on May 8, 2007. The fair market value of the Company's stock on the date of exercise was $39.80 and $39.8637, respectively. On January 25, 2007, 3,890 restricted stock units vested at a value of $28.75 per share and on May 4, 2007, 600 shares of restricted stock vested at a value of $40.57 per share.

3 For Mr. Scarfone, 4,523 restricted stock units vested on January 25, 2007 at a value of $28.75 per share and on May 4, 2007, 1,030 shares of restricted stock vested at a value of $40.57 per share.

Deferred Compensation Plan

Deluxe's Deferred Compensation Plan permits eligible employees to defer annually receipt of up to 100 percent of base salary, and up to 50 percent of bonuses. In connection with this plan, Deluxe has created a non-qualified grantor trust (commonly known as a "Rabbi Trust"), through which Deluxe's obligations under the plan are funded. No assets are set aside for individual participants in the plan, and the trust assets remain subject to the claims of Deluxe's creditors.

Amounts deferred under the plan are payable on the earliest to occur of a change of control of Deluxe, the participant's termination of employment, disability or death, or the date for payment selected by the participant, unless a delay in payments is otherwise required by Section 409A of the Internal Revenue Code ("Section 409A"). Deferred amounts are credited with gains and losses based on the performance of deemed investment options (i.e., phantom funds) selected by the participant. Deluxe also may make ERISA excess payments and/or contributions of benefit plan equivalents to participants' accounts if IRS limits or the deferrals made by a participant under this plan have the effect of reducing the contributions they otherwise would receive from Deluxe under the Company's qualified benefit plans.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Company Contributions in Last FY [1] ($)	Aggregate Earnings in Last FY [2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE [3] ($)
Lee J. Schram	0	0	0	0	0
Richard S. Greene	0	0	0	0	0
Luann E. Widener	0	3,398	2,327	0	41,317
Anthony C. Scarfone	96,000	2,800	27,249	0	432,625
Terry D. Peterson	0	806	40	0	846

1 Amounts represent ERISA excess and benefit plan equivalent payments to restore retirement plan contributions that could not be made to the executives' qualified retirement plan accounts due to IRS wage limits or that were lost due to the executive's election to defer compensation. These payments are made after the end of the year to which they relate. As a result, amounts shown in this table would be reported for the preceding fiscal year in the "All Other Compensation" column of the Summary Compensation Table.

2 Participants in this plan allocate their deferrals into phantom funds similar to the funds available under the Company's qualified retirement plans. Amounts reported reflect the performance of these phantom funds.

3 The amounts reported in previous years' Summary Compensation Tables were: $5,098 for Ms. Widener; $195,711 for Mr. Scarfone, and $806 for Mr. Peterson.

Severance, Retention and Change of Control Arrangements

Deluxe has entered into severance arrangements or agreements with each of its Named Executive Officers. Mr. Schram's employment agreement contains provisions with respect to severance, and the other Named Executive Officers are subject to separate severance agreements (collectively "arrangements"). The arrangements are intended to facilitate the executive's attention to the affairs of Deluxe and to recognize their key role within the Company. Under Mr. Schram's arrangement, he would be eligible to receive severance benefits if his employment is terminated without cause by Deluxe or by him with Good Reason. Under his employment agreement, "Good Reason" includes (1) a material reduction in authority, duties or responsibilities without his written consent; (2) a material reduction in his total compensation or a failure by the Company to comply with his employment agreement; (3) a termination of his employment by the Company in a manner that does not comply with his employment agreement; or (4) a request by the Company that he act or omit to act in a way that violates the Company's ethical guidelines or practices. Mr. Schram's employment agreement provides the following benefits if he is terminated by Deluxe without cause or he terminates his employment for Good Reason: (1) 12 monthly payments of his then current monthly base salary; (2) for a period of 12 months following completion of the initial 12 months of salary continuation, an additional monthly payment equal to the amount, if any, that his monthly base pay as of termination exceeds any monthly compensation he may earn from subsequent employment in that month; (3) executive level outplacement services for up to 12 months; and (4) an additional lump-sum payment of $13,000 to assist with expenses incurred in connection with his transition.

The severance arrangements with the other Named Executive Officers contain a similar definition of Good Reason and add, as an additional basis for resigning with Good Reason, a requirement to relocate more than 50 miles from his or her then current location. If these executives are terminated by Deluxe without cause or the executive terminates his or her employment for Good Reason, he or she will receive payments calculated on the same basis as the payments that Mr. Schram would receive, except that any additional monthly payment following the first 12 months of salary continuation would last for only six months. Receipt of these benefits by Mr. Schram or any other Named Executive Officers is conditioned upon the executive entering into a release. The Named Executive Officers are required by their severance arrangements to maintain the confidentiality of Company confidential information for a period of two years after their termination. Mr. Schram's employment agreement also requires that for two years after he ceases to be employed by Deluxe he will not engage in any business that competes with Deluxe, will not hire any Company employee or induce an employee to provide confidential information to a third party, and will not induce any customer or supplier to stop doing business with the Company.

The severance arrangements are not effective if the executive's employment is terminated following a change of control under circumstances that would entitle them to receive benefits under the retention agreements described below ("Retention Agreements").

The Company has entered into Retention Agreements with Mr. Schram, the Senior Vice Presidents and select Vice Presidents who are members of the executive leadership team ("hereinafter, "Executives") that are designed to ensure that Deluxe will receive the continued service of the Executive in the event of a change of control, by reducing the distraction that could be caused by personal uncertainty about their compensation and benefits under those circumstances. Under the Retention Agreements, each of the participating Executives agrees to remain employed by Deluxe, and Deluxe agrees to continue to employ each Executive, until the second anniversary following a "Change of Control" (as that term is defined in the Retention Agreements). During the two-year period (the "Employment Period"), each Executive is entitled to maintain a position, authority, duties and responsibilities at least commensurate with the most significant of those held by the Executive during the 180-day period prior to the date (the "Effective Date") of the Change of Control. The annual base salary of an Executive may not be reduced below that earned by the Executive during the twelve-month period preceding the Effective Date, provided, however, that the annual base salary may be reduced to an amount that is not less than 90 percent of the base salary in effect on the Effective Date pursuant to an across-the-board reduction of base salary similarly affecting all executive officers of Deluxe. In determining any increase in an Executive's base salary during the Employment Period, the Executive is to be treated in a manner consistent with other peer executives. The Executives are also entitled to receive annual incentive payments during the Employment Period on the same objective basis as other peer executives, although in no event may an Executive's annual target bonus opportunity be less favorable to the Executive than that provided by Deluxe in the last fiscal year prior to the Effective Date, and if the bonuses payable to other peer executives during the Employment Period are not wholly based on objective criteria, the Executive's annual incentive payment must be at least equal to an amount determined with reference to the Executive's average annual incentive payments for certain periods ending prior to the Effective Date. During the Employment Period, each Executive is also entitled to participate in Deluxe's stock incentive, retirement, and other benefit plans on the same basis as Deluxe's other Executives, and the benefits to the Executives under such plans generally may not be reduced from those provided during the one-year period prior to the Effective Date.

If, during the Employment Period, Deluxe terminates a participating Executive's employment other than for "Cause" or "Disability," or the Executive terminates his or her employment for "Good Reason" (as those terms are defined in the Retention Agreements), the Executive is entitled to a lump-sum payment equal to the sum of any unpaid base salary, deferred compensation and accrued vacation pay through the date of termination, plus a pro-rated annual incentive payment for the year of termination based on the greater of (1) the Executive's target bonus under Deluxe's annual incentive plan in respect of the year in which the termination occurs or, if greater, for the year in which the Change of Control occurs (the "Target Bonus") and (2) the annual incentive payment that the Executive would have earned for the year in which the termination occurs based upon projecting to the end of that year Deluxe's actual performance through the termination date. In addition, the Executive is entitled to receive a lump-sum payment equal to three times for Mr. Schram and the Senior Vice Presidents, and one time for Vice Presidents, the sum of the Executive's annual base salary and the higher of the Target Bonus or the average of the Executive's annual incentive payments for the last three full fiscal years prior to the Effective Date, plus three times for Mr. Schram and the Senior Vice Presidents, and one time for Vice Presidents, the amount that would have been contributed by Deluxe or its affiliates to the retirement and supplemental retirement plans in which the Executive participated prior to his or her termination. Certain resignations and terminations in anticipation of Changes of Control also constitute qualifying terminations. The Executives are also entitled to the continuation of their medical, disability, life and other health insurance benefits for up to a three-year period for Mr. Schram and the Senior Vice Presidents, and one-year period for Vice Presidents, after a qualifying termination and to certain out-placement services.

The Retention Agreements also provide that if any payment or benefit received or to be received by an Executive, whether or not pursuant to his or her Retention Agreement, would be subject to the federal excise tax on "parachute payments" as defined in Section 280G of the Internal Revenue Code, Deluxe will pay to the Executive an additional amount so that the Executive realizes, after the payment of such excise tax and any income tax or excise tax on such additional amount, the amount of such compensation.

In 2007, the Board's Compensation Committee delivered to the CEO and each Senior Vice President then party to a Retention Agreement a notice of non-renewal under the current Retention Agreements, such that they will terminate by their terms on December 18, 2009. Coinciding with the notices of non-renewal, the Committee authorized the execution of new Retention Agreements that take effect upon expiration of the current agreements. In addition to amending the current agreements to comply with Internal Revenue Code Section 409A, the new Retention Agreements reduce the renewable term of the agreements from three years to two years, place a limit on tax gross-up payments, and also include a reduction in the salary and bonus payment multiple for the Senior Vice Presidents from three times to two times. The Retention Agreements with the Vice Presidents were entered into at the same time the new agreements were executed with the CEO and Senior Vice Presidents.

Deluxe also utilizes standard forms of stock option and restricted stock award agreements in conjunction with its long-term incentive program. These agreements provide for accelerated vesting of the awards, in whole or in part, upon certain events, including termination of the employee without cause or a change of control. Generally speaking, for awards issued prior to 2007, stock options vest in full, and restricted stock vests pro rata, upon termination without cause or a change of control. For awards issued in 2007, vesting upon a change of control will only be accelerated if the acquiring or surviving entity fails to honor the award agreements with comparable equity, or if the employee is terminated without cause or resigns for Good Reason (as defined in the agreements) following the change of control.

The foregoing summary is qualified in its entirety by reference to the complete text of Mr. Schram's Employment Agreement, and the forms of Retention Agreement, severance agreement and equity award agreements, all of which are filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

The following table illustrates the benefits that would be received by the named executives under the severance arrangements described above, assuming a hypothetical severance occurring on the last business day of the prior fiscal year.

SEVERANCE CALCULATIONS

Name	Salary Continuation[1] ($)	Outplacement[2] ($)	Stock Option Acceleration[3] ($)	Restricted Stock Acceleration[4] ($)	Other[5] ($)	Total ($)
Lee J. Schram	1,510,000	9,500	1,185,685	1,224,495	13,000	3,942,680
Richard S. Greene	532,500	9,500	13,896	191,716	13,000	760,612
Luann E. Widener	517,500	9,500	156,622	799,227	13,000	1,495,849
Anthony C. Scarfone	480,000	9,500	109,810	502,987	13,000	1,115,297
Terry D. Peterson	426,360	9,500	44,295	279,269	13,000	772,424

1 Salary continuation benefits include twelve months of full salary, plus the difference in compensation otherwise earned by the individual and their base salary at termination from Deluxe for (a) an additional twelve months for the CEO, and (b) an additional six months for the other executives. Amounts shown assume no employment is secured after the initial twelve months, and therefore reflect maximum amounts payable.

2 Estimated cost of outplacement services for twelve months.

3 Accelerated vesting on stock options at the time of termination, with three months to exercise. The value is based on the closing price of Deluxe common stock on December 31, 2007 ($32.89 per share).

4 Pro-rata acceleration of vesting on restricted stock based on the date of termination. Value based on the closing price of Deluxe common stock on December 31, 2007 ($32.89 per share). The amount for Mr. Schram includes full vesting

of the unvested shares attributed to a one-time grant made upon hire to replace forfeited equity compensation from his prior employer. The amount listed for Ms. Widener assumes approved retiree status at the time of severance, which requires at least 20 years of services and more than 75 points (age plus years of service) with the Company, as well as Compensation Committee approval, and results in full vesting of awards.

5 Lump-sum payment in lieu of benefits continuation.

The following table illustrates the benefits that would be received by the Named Executive Officers under the Retention Agreements described above, assuming a hypothetical triggering event occurring on the last business day of the prior fiscal year.

CHANGE OF CONTROL CALCULATIONS

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Lee J. Schram	Severance [1]	4,530,000	
	Vesting of Options [2]	1,185,688	1,139,320
	Vesting of Restricted Stock [3]	2,039,749	1,377,240
	Benefit Continuation [4]	45,000	
	Retirement Plan Contribution [5]	231,030	
	Outplacement [6]	25,000	
	Total Payments Before Excise Tax	8,056,467	2,516,560
	Excise Tax Gross-Up [7]	2,158,620	
	Total	10,215,087	2,516,560

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Richard S. Greene	Severance [1]	1,597,500	
	Vesting of Options [2]	13,896	
	Vesting of Restricted Stock [3]	257,921	71,864
	Benefit Continuation [4]	45,000	
	Retirement Plan Contribution [5]	81,473	
	Outplacement [6]	25,000	
	Total Payments Before Excise Tax	2,020,790	71,864
	Excise Tax Gross-Up [7]	782,512	
	Total	2,803,302	71,864

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Luann E. Widener	Severance [1]	1,552,500	
	Vesting of Options [2]	165,609	153,249
	Vesting of Restricted Stock [3]	253,622	88,497
	Benefit Continuation [4]	45,000	
	Retirement Plan Contribution [5]	79,178	
	Outplacement [6]	25,000	
	Total Payments Before Excise Tax	2,120,909	241,746
	Excise Tax Gross-Up [7]	728,672	
	Total	2,849,581	241,746

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Anthony C. Scarfone	Severance [1]	1,440,000	
	Vesting of Options [2]	120,594	109,794
	Vesting of Restricted Stock [3]	218,245	74,051
	Benefit Continuation [4]	45,000	
	Retirement Plan Contribution [5]	73,440	
	Outplacement [6]	25,000	
	Total Payments Before Excise Tax	1,922,279	183,845
	Excise Tax Gross-Up [7]	645,217	
	Total	2,567,496	183,845

Name	Type of Compensation	Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason ($)	Due on Change of Control ($)
Terry D. Peterson	Severance [1]	397,936	
	Vesting of Options [2]	49,128	45,432
	Vesting of Restricted Stock [3]	84,112	35,272
	Benefit Continuation [4]	15,000	
	Retirement Plan Contribution [5]	20,295	
	Outplacement [6]	25,000	
	Total Payments Before Excise Tax	591,471	80,704
	Excise Tax Gross-Up [7]	0	
	Total	591,471	80,704

1 Severance is equal to three times for Mr. Schram and the Senior Vice Presidents, and one time for Mr. Peterson, the total of (a) the current base salary, plus (b) the higher of the individual's target annual bonus or the average actual bonus earned for each of the prior three years.

2 The amount listed in the column titled "Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason" reflects full acceleration of options. The amount listed in the column titled "Due on Change of Control" reflects full acceleration of options for grants made prior to 2007 and no acceleration on stock options granted in 2007.

3 The amount listed in the column titled "Due on Change of Control followed by termination by Company without cause or by Executive for Good Reason" reflects pro-rated acceleration of restricted stock. The amount listed in the column titled "Due on Change of Control" reflects pro-rated acceleration of restricted stock granted prior to 2007 and no acceleration on restricted stock granted in 2007.

4 Assumes $15,000 annually for three years for Mr. Schram and the Senior Vice Presidents, and for one year for Mr. Peterson.

5 Assumes 4 percent defined contribution and 1.1 percent profit sharing payment annually for three years.

6 Assumes full use of the 12-month executive outplacement program at an amount not to exceed $25,000.

7 The excise tax imposed by the Internal Revenue Code ("Code") on excess "parachute payments" is 20 percent. This excise tax, together with any corresponding tax gross-up, applies only if the total value of change in control payments calculated under Section 280G of the Code equals or exceeds three times the average annual compensation attributable to the executive's employment with Deluxe over the prior five-year period. As a result, the gross-up amount shown reflects the executive's unique earnings history with Deluxe and can vary significantly from year to year.

FISCAL YEAR 2007 AUDIT AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee Report

The following is the report of the Audit Committee with respect to Deluxe's audited financial statements presented in its Annual Report to Shareholders for the fiscal year ended December 31, 2007, which include the consolidated balance sheets of Deluxe as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended December 31, 2007, and the notes thereto. The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Deluxe specifically incorporates it by reference in such filing.

The Audit Committee of the Board of Directors currently is comprised of the five undersigned directors, all of whom have been determined by the Board to be independent under the rules of the Securities and Exchange Commission and the New York Stock Exchange. The Audit Committee acts under a written charter approved by the Board of Directors. The Audit Committee reviews the adequacy of that charter on an annual basis. A complete copy of the Committee's charter is posted on the Investor Relations page of the Investors section of Deluxe's website at www.deluxe.com under the "Corporate Governance" caption.

As stated in its charter, the Audit Committee assists the Board in monitoring the integrity of Deluxe's financial statements, the effectiveness of the internal audit function and independent registered public accounting firm, and Deluxe's compliance systems. In carrying out these responsibilities, the Audit Committee met with Deluxe management periodically during the year to consider the adequacy of Deluxe's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with PricewaterhouseCoopers LLP, Deluxe's independent registered public accounting firm, and with the appropriate financial personnel and internal auditors, and met privately on a regular basis with both the independent registered public accounting firm and with the internal auditors, each of whom reports and has unrestricted access to the Audit Committee.

The Audit Committee reviewed with management and the independent registered public accounting firm Deluxe's 2007 audited financial statements and met separately with both management and the independent registered public accounting firm to discuss and review those financial statements and reports prior to issuance. Management has the primary responsibility for Deluxe's financial statements and the overall reporting process, including Deluxe's system of internal controls. Management has represented, and PricewaterhouseCoopers LLP has indicated in its opinion to the Audit Committee, that Deluxe maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2007, and that the financial statements were prepared in accordance with generally accepted accounting principles and fairly present, in all material respects, the financial condition and results of operations of Deluxe.

The Audit Committee also received from, and discussed with, the independent registered public accounting firm the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to that firm's independence from Deluxe. As part of its efforts to ensure the independence of Deluxe's independent registered public accounting firm, the Committee maintains a policy requiring the pre-approval by the Committee of all services to be provided by the independent registered public accounting firm, and reviews all services actually performed by the independent registered public accounting firm in connection with its discussions regarding the independent registered public accounting firm's continued independence. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards Nos. 61 and 90 (Communication with Audit Committees), which include, among other items, matters related to the conduct of the audit of Deluxe's financial statements.

Based on the review and discussions referred to above, the Committee recommended to Deluxe's Board of Directors that Deluxe's audited financial statements be included in Deluxe's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

MEMBERS OF THE AUDIT COMMITTEE

Martyn R. Redgrave, Chair
Ronald C. Baldwin
Isaiah Harris, Jr.
Cheryl E. Mayberry McKissack
Mary Ann O'Dwyer

Fees Paid to Independent Registered Public Accounting Firm

Aggregate fees for professional services rendered for Deluxe by PricewaterhouseCoopers LLP during the years ended December 31, 2007 and 2006 were as follows:

	2007	2006
Audit Fees	$1,685,554	$1,768,706
Audit-Related Fees	0	4,500
Tax Fees	0	0
All Other Fees	8,000	8,000
Total Fees	$1,693,554	$1,781,206

The *Audit* Fees billed for the years ended December 31, 2007 and 2006 were for professional services rendered for audits of the annual consolidated financial statements and the Company's internal controls over financial reporting, reviews of the related quarterly financial statements included in Deluxe's quarterly reports on Form 10-Q filed with the SEC, services in connection with the filing of SEC registration statements, and consultations regarding accounting or disclosure treatment of transactions which were directly part of the audit.

The *Audit-Related* Fees billed in the fiscal year ended December 31, 2006 were for employee benefit plan audits. *All Other* Fees in 2007 and 2006 consist of fees incurred by the Company for Human Resource benchmarking data provided by Saratoga, an affiliate of Pricewaterhouse Coopers LLP.

The Audit Committee approved all of the services and fees described above.

Policy on Audit Committee Pre-Approval of Accounting Firm Fees and Services

In order to assure that our independent registered public accounting firm is engaged only to provide audit and non-audit services that are compatible with maintaining their independence, the Audit Committee has adopted a policy which requires the Audit Committee to review and approve all services to be provided by PricewaterhouseCoopers LLP before the firm is engaged to provide such services. The Audit Committee may delegate its pre-approval authority to one or more members of the Audit Committee; provided, however, that a full report of any such delegated approvals must be given at the next Audit Committee meeting. The Audit Committee is required to specifically approve the fee levels for all services. Requests for approval of services must be jointly submitted to the Audit Committee by the independent registered public accounting firm, Deluxe's Chief Financial Officer and Deluxe's Vice President of Internal Audit, and must include (1) a joint statement as to whether, in their view, the request is consistent with the SEC's rules on auditor independence and (2) a reasonably detailed description of the proposed services. The complete text of our Audit and Non-Audit Services Pre-Approval Policy is posted on the Investor Relations page of the Investors section of our website at www.deluxe.com under the "Corporate Governance" caption. A copy of the Policy is available in print free of charge to any stockholder who submits a request to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

ITEM 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm to examine Deluxe's financial statements and internal controls over financial reporting for the fiscal year ending December 31, 2008. PricewaterhouseCoopers LLP has acted as Deluxe's independent registered public accounting firm since 2001.

Pursuant to the Audit Committee's charter, the Board of Directors is submitting the appointment of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm for fiscal year ended December 31, 2008 to the shareholders for ratification. Shareholder approval of this appointment is not required, but the Board is submitting the selection of PricewaterhouseCoopers LLP for ratification in order to obtain the views of the Company's shareholders. If the appointment is not ratified, the Audit Committee will reconsider its selection. Deluxe anticipates that representatives of PricewaterhouseCoopers LLP will be present at the meeting, will have the opportunity to make a statement if they so desire and will be able to respond to appropriate questions from shareholders.

The Board of Directors recommends that you vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as Deluxe's independent registered public accounting firm.

ITEM 3: APPROVAL OF THE 2008 ANNUAL INCENTIVE PLAN

GENERAL

As explained in the Compensation Discussion and Analysis section of this proxy statement, annual incentive compensation is an integral part of our compensation program. In recent years, our management and highly compensated employees have received awards under Deluxe's 2004 Annual Incentive Plan, which expires on December 31, 2008. The proposed plan, if approved, would become effective on January 1, 2009. The purpose of these annual incentive plans is to advance the interests of Deluxe and its shareholders by attracting and retaining key employees through competitive compensation packages, and to provide employees with an opportunity to increase their ownership of our common stock, which will align their personal interests to Deluxe's long-term success. As in the case of the current plan, the proposed 2008 Annual Incentive Plan (the "2008 Incentive Plan" or "Plan") is designed to reward executive officers and key employees only if specific, objective, predetermined performance goals are achieved during a performance period.

Subject to shareholder approval, the 2008 Incentive Plan is designed so that compensation paid under the Plan will be tax deductible by Deluxe under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) of the Code generally limits to $1,000,000 the amount that Deluxe is allowed each year to deduct for compensation paid to our chief executive officer and our three most highly compensated executive officers other than our chief financial officer (sometimes referred to as "162(m) officers"). However, "qualified performance-based compensation" is not subject to this deductibility limit. The 2008 Incentive Plan contains provisions necessary for the incentive payments made under the Plan to qualify as performance-based compensation, including the requirement that Deluxe's shareholders approve the business criteria upon which performance goals are based and a limit on the maximum amount that may be paid to an executive officer with respect to any performance period.

In accordance with the requirements of Section 162(m) of the Code, the 2008 Incentive Plan is being presented to shareholders for their approval. If the shareholders approve the Plan, all incentive payments under the Plan would be deductible under Section 162(m) of the Code for the next five fiscal years. If the Plan is not approved by shareholders, no awards would be paid to the 162(m) officers under the Plan. In such event, the Compensation Committee could use an alternative framework for the annual incentive program, but such alternative likely would not comply with Section 162(m).

The complete text of the 2008 Incentive Plan is attached as Appendix A to this proxy statement. The following summary is qualified in its entirety by reference to Appendix A.

SUMMARY OF THE 2008 INCENTIVE PLAN

Eligibility

Participation in the Plan would be limited to executive officers and other key employees selected by the Compensation Committee. As of the date of this proxy statement, approximately 150 employees would be expected to be participants in the 2008 Incentive Plan.

Administration

The Plan would be administered by the Compensation Committee of the Board, which consists solely of individuals who qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code. On or prior to the 90th day of each performance period under the Plan, the Compensation Committee must designate the participants, set the performance goals for the awards for the applicable performance period, determine the percentage of any match to be provided on that portion of awards participants elect to receive in the form of equity as opposed to cash, and determine the other terms and conditions of the awards. Before March 15 of the year following a performance period, the Compensation Committee would be required to certify the extent to which the applicable performance goals have been achieved and the payments to be made based on that certification. The Compensation Committee also would have the authority to interpret the Plan, and to establish rules and make any determinations for the administration of the Plan in accordance with applicable law.

The Compensation Committee would have the authority to delegate any of its powers and duties under the 2008 Incentive Plan to one or more of Deluxe's officers or a committee of such officers, unless such delegation would cause the Plan to fail to comply with the provisions of Section 162(m) of the Code. In addition, the Compensation Committee would be prohibited from delegating its power to make determinations regarding awards for executive officers.

Determination of Incentive Awards; Payment

Awards granted to participants under the Plan would be specified as a dollar amount or percentage of annual base salary, as determined by the Compensation Committee. The right to receive payment of any award would be based solely on the attainment of one or more specific, objective, predetermined performance goals selected by the Compensation Committee within the first 90 days of a performance period. For the chief executive officer and other 162(m) officers, performance goals would be based solely on one or more of the following business criteria: sales values; margins; volume; cash flow; stock price; market share; revenue; sales; earnings per share; profits; earnings before interest expense and taxes; earnings before interest expense, interest income and taxes; earnings before interest expense, taxes, and depreciation and/or amortization; earnings before interest expense, interest income, taxes, and depreciation and/or amortization; return on equity or costs; return on invested or average capital employed; economic value; or cumulative total return to shareholders. The Compensation Committee could designate other performance criteria for awards to participants who are not 162(m) officers of Deluxe. Performance goals could be set to relate to a particular individual, an identifiable business unit or Deluxe as a whole.

The maximum amount of any payment that could be made to an individual participant pursuant to the Plan for any performance period could not exceed $5,000,000. Once awards have been calculated under the predetermined criteria, the Compensation Committee could not make an adjustment that would increase the payment to any 162(m) officer for any performance period, but would have discretion to reduce the payment that would otherwise be payable under the performance criteria. The Compensation Committee would have the discretion to increase or decrease the amount of an award otherwise payable to any participant who is not a 162(m) officer.

The Compensation Committee could permit participants to elect to receive all or portion of their incentive payment in the form of cash, shares of common stock, restricted stock units or a combination of these. All equity compensation paid to participants would be granted under and governed by the terms and conditions of Deluxe's 2008 Stock Incentive Plan, a copy of which is attached to this proxy statement and also is being submitted for shareholder approval (see Item 4 below). The Compensation Committee could also award additional shares of common stock or restricted stock units to participants who elect to receive their incentive payment in the form of equity (i.e., provide an equity match), provided that the value of all such shares and restricted stock units, combined with other awards payable to an individual participant under the Plan, would not exceed $5,000,000 for any performance period. Shares of common stock and restricted stock units would be granted under and governed by the terms and conditions of Deluxe's 2008 Stock Incentive Plan. We expect that a participant who receives restricted stock units would also receive cash payments equivalent to any cash dividends paid on a corresponding number of shares of Deluxe common stock until such time the restricted stock units are forfeited or exchanged for shares of common stock. Participants may also elect to defer any cash incentive payments in accordance with any available deferred compensation plan.

Amendment and Termination

The Board of Directors would have the authority to amend, suspend or terminate the 2008 Incentive Plan without the approval of Deluxe's shareholders unless, in the absence of shareholder approval, such action would violate the rules or regulations of the New York Stock Exchange or any other securities exchange that are applicable to Deluxe. The Plan would terminate by its terms on December 31, 2013. No awards could be granted under the Plan after it terminates, but outstanding awards could extend beyond the termination unless otherwise expressly provided in the Plan.

Federal Tax Consequences

The following is a summary of the principal federal income tax consequences generally applicable to incentive payments that could be made under the 2008 Incentive Plan.

The amount of any cash or the dollar value of any common stock received outright and not subject to forfeiture, or common stock received upon vesting of restricted stock units granted in connection with the Plan, would be taxable as ordinary income to a participant. Subject to the usual rules concerning reasonable compensation, and assuming that, as expected, compensation paid under the Plan is "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, Deluxe would be entitled to a corresponding tax deduction no later than the time a participant recognizes ordinary income from an award under the Plan.

Participants who received shares of common stock pursuant to the Plan that were not transferable and subject to a substantial risk of forfeiture would be required, unless a special election were made pursuant to the Code, to recognize ordinary income equal to the fair market value of such securities, determined as of the first time such securities become transferable or were not subject to a substantial risk of forfeiture, whichever occurred earlier. Deluxe would expect to be entitled to a corresponding tax deduction. It is not anticipated that there would be any tax consequences to Deluxe in connection with a subsequent disposition of any securities acquired by a participant.

BOARD VOTING RECOMMENDATION

The Board of Directors recommends that you vote FOR the proposal to approve the Deluxe Corporation 2008 Annual Incentive Plan.

ITEM 4: APPROVAL OF THE 2008 STOCK INCENTIVE PLAN

GENERAL

Deluxe's shareholders approved the Company's current Stock Incentive Plan in 2000 and approved amendments to that plan in 2002 and 2004 (the "2000 Stock Incentive Plan"). The 2000 Stock Incentive Plan expires on December 31, 2008. The Company proposes to replace the 2000 Stock Incentive Plan with the 2008 Stock Incentive Plan (the "2008 Stock Incentive Plan" or "Plan"), subject to shareholder approval. If approved, the 2008 Stock Incentive Plan would immediately become effective and the 2000 Stock Incentive Plan would simultaneously terminate. The Plan provides for grants of various types of stock-based awards that are designed to align the interests of our executive officers and other key employees with the long-term interests of our shareholders and to support Deluxe's business objectives. We intend to continue to rely on a combination of options and other stock-based awards to achieve our compensation objectives. This strategy is outlined in further detail in the Compensation Discussion and Analysis section of this proxy statement. Accordingly, the Board of Directors recommends approval of the 2008 Stock Incentive Plan, as described below.

The 2008 Stock Incentive Plan would make 4,000,000 shares available for awards under the Plan. In accounting for usage of this authorized pool of shares, however, certain awards such as restricted stock and performance awards (referred to as "Full Value Awards") would have the effect of reducing the available pool more than other awards, as further described below and in the Plan. The proposed Plan also would permit performance awards paid under it to be tax deductible to Deluxe under Section 162(m) of the Code, as "qualified performance-based compensation," as did the 2000 Stock Incentive Plan.

If the 2008 Stock Incentive Plan is not approved by shareholders, Deluxe will continue to use the 2000 Stock Incentive Plan in its current form as the framework for its equity-based incentive compensation program until its expiration date. However, after its expiration date, we would not be able to continue to offer a long-term incentive program that employs equity awards, which could put us at a competitive disadvantage in recruiting and retaining talent, and also make it more difficult for us to align employee interests with those of our shareholders through a program that includes stock ownership. Without shareholder approval, Performance Awards and similar long-term cash incentives also would not be tax deductible to the Company under Section 162(m) of the Code.

The following is a summary of the material terms of the 2008 Stock Incentive Plan. The complete text of the Plan is attached as Appendix B to this proxy statement. The following summary is qualified in its entirety by reference to Appendix B.

SUMMARY OF THE 2008 STOCK INCENTIVE PLAN

Shares Available For Awards

The 2008 Stock Incentive Plan would provide for the issuance of up to 4,000,000 shares of common stock, subject to adjustment for any dividend or other distribution, recapitalization, stock split, merger or other similar corporate transaction or event affecting our shares of common stock. The Plan would provide that no participant may be granted an award of more than 500,000 shares in the aggregate in any calendar year, the value of which award or awards is based solely on an increase of the value of shares after the date of grant of the award or awards.

If any shares of common stock subject to any award or to which an award related were not purchased or are forfeited, or if any such award terminated without the delivery of any shares, the shares previously set aside for such awards would be available for future awards under the Plan. Shares delivered to the Company or withheld from an award for payment of an exercise price or tax withholding would not be available for future grants under the Plan. Shares underlying awards that allowed the holder to receive or purchase shares would be counted against the aggregate number of shares available under the Plan. If an award or a portion of it provided for receipt of shares without payment of an amount equal to the fair market value of the shares at the time of the grant (referred to as Full Value Awards), the aggregate number of shares available for grants under the Plan would be reduced by the number of shares underlying such Full Value Award multiplied by 2.29, or if such an award were forfeited or terminated without delivery of the shares, the number of shares that again became eligible for grants would be multiplied by 2.29.

Administration

The Compensation Committee would administer the 2008 Stock Incentive Plan and have full power and authority to determine when and to whom awards would be granted and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the Plan and applicable law. Subject to the provisions of the Plan, the Compensation Committee could amend or waive the terms and conditions of an outstanding award, but would be prohibited from repricing outstanding stock options or changing the time or form of payment of an outstanding award in a way that would cause the Plan to fail to comply with Section 409A of the Code. The Compensation Committee would have authority to interpret the Plan and establish rules and regulations for its administration. In the event of a merger or similar transactions, the Compensation Committee could cause shares underlying outstanding awards to be converted into stock of the resulting entity or could cause the awards to be settled by a cash payment equal to the fair market value of the resulting shares reduced by the exercise price of the award or cancelled without payment if the fair market value did not exceed the exercise price. The Compensation Committee could delegate its powers and duties to one or more of Deluxe's officers, except that the Compensation Committee could not delegate any of its powers and duties with respect to individuals who were subject to Section 16 of the Exchange Act or in a way that would cause the 2008 Stock Incentive Plan to fail to comply with any of the requirements of Section 162(m) of the Code.

Eligible Employees

Any employee or non-employee director of Deluxe or its affiliates selected by the Compensation Committee would be eligible to receive an award under the 2008 Stock Incentive Plan. As of the date of this proxy statement, if the Plan were in effect, approximately 225 employees, officers and directors would be eligible as a class to be selected by the Compensation Committee to receive awards under the Plan.

Types of Awards and Terms and Conditions

The 2008 Stock Incentive Plan would permit the granting of:

- stock options;
- stock appreciation rights ("SARs");
- restricted stock and restricted stock units;
- performance awards;
- dividend equivalents; and
- other stock-based awards valued in whole or in part by reference to or otherwise based upon the value of the Company's common stock.

Awards could be granted alone, in addition to, in combination with or in substitution for any other award granted under the Plan or any other compensation plan. Notwithstanding the foregoing, although a stock appreciation right could be granted in tandem with a non-qualified stock option, the recipient could exercise only one or the other and the shares would be counted only once toward reduction of the authorized share pool. Awards could be granted for no cash consideration or for such minimal cash consideration as might be required by applicable law, and could provide that upon the grant or exercise thereof, the holder would receive cash, shares of common stock or other securities, awards or property, or any combination of these. The exercise price per share under any stock option, the grant price of any SAR and the purchase price of any security which could be purchased under any other stock-based award could not be less than the fair market value on the date of grant of such option, SAR or award. Determinations of fair market value under the Plan would be made in accordance with methods and procedures established by the Compensation Committee, but the fair market value of Deluxe shares always would be based on the closing price of those shares on the relevant date.

Stock Options. Options granted under the Plan could not have terms longer than ten years, except that in the event the recipient of an incentive stock option owned more than ten percent of the Company's stock, the term of the option could be no longer than five years. Option recipients could exercise their options by tendering cash, shares of common stock or other consideration having a fair market value on the date the option was exercised equal to the exercise price, or 110% of the fair market value if the payment were in exercise of an incentive stock option by a participant who owned more than ten percent of the Company's stock. The Plan would not permit the grant of additional options to purchase shares of common stock to participants who exercised their options by delivery of shares in payment of the exercise price. The fair market value of incentive stock options granted to an individual in any one year could not exceed $100,000, and no options could be granted at an exercise price less than the fair market value of the underlying shares on the date of grant.

Stock Appreciation Rights. The holder of a SAR would be entitled to receive the excess of the fair market value, calculated as of the exercise date, of a specified number of shares of common stock over the grant price of the SAR, which can be no less than the fair market value of the underlying shares on the grant date.

Restricted Stock and Restricted Stock Units. Shares of restricted stock and restricted stock units would be subject to such restrictions as the Compensation Committee might impose (including any limitations on the right to vote or the right to receive dividends). These restrictions could lapse separately or in combination at any time, in installments or otherwise as the Compensation Committee determined. Restricted stock and restricted stock units could not be transferred by the holder until the restrictions established by the Compensation Committee lapsed. Holders of restricted stock units would have the right, subject to any terms and conditions imposed by the Compensation Committee, to receive shares of common stock at some future date. Except as otherwise determined by the Committee, upon termination of the holder's employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, shares of restricted stock and restricted stock units would be forfeited. The Compensation Committee also would retain the authority, when it found that a waiver would be in the best interests of Deluxe, to waive all or part of any remaining restrictions.

Performance Awards. Performance awards granted under the 2008 Stock Incentive Plan would be intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code. Performance awards would give participants the right to receive payments based solely upon the achievement of certain performance goals during a specified performance period. With respect to performance awards intended to qualify as "performance-based compensation," the Compensation Committee would establish the performance criteria and target awards for each award recipient within the first 90 days of each performance period. Performance goals would be based solely on one or more of the following business criteria: sales values; margins; volume; cash flow; stock price; market share; revenue; sales; earnings per share; share price; profits; earnings before interest expense and taxes; earnings before interest expense, interest income and taxes; earnings before interest expense, taxes, and depreciation and/or amortization; earnings before interest expense, interest income, taxes, and depreciation and/or amortization; return on equity; assets or costs; return on invested or average capital employed; economic value; or cumulative total return to shareholders.

The measure of performance would be set by reference to an absolute standard or a comparison with specified companies or groups of companies and would be applied at individual or organizational levels. Following the close of a performance period and prior to payment of any amount with respect to a performance award, the Compensation Committee would certify the attainment of applicable goals and such certification would occur in sufficient time to permit payment to be made by the fifteenth day of the third month following the end of the performance period. The aggregate dollar value of performance awards paid to any recipient in any calendar year could not exceed $5,000,000. If a participant died, became permanently and totally disabled or if such participant's employment were terminated for some other reason, the Compensation Committee could provide for a pro rata payment of the award for periods leading up to the termination of employment.

Other Stock-Based Awards. Under the 2008 Stock Incentive Plan, dividend equivalents could be authorized by the Compensation Committee with respect to Restricted Stock, Restricted Stock Units or Performance Awards payable in stock, but not with respect to options or stock appreciation rights, which provide for payments (in cash, shares of common stock or otherwise, as determined by the Compensation Committee) equivalent to the amount of cash dividends to other shareholders with respect to a number of shares of common stock determined by the Compensation Committee. These dividend equivalents would be paid at the same time as dividends paid to the Company's shareholders, unless the Compensation Committee were to specify otherwise in the applicable award agreements. The Compensation Committee would also be authorized to establish the terms and conditions of other stock-based awards.

Certain Awards to Non-Employee Directors. Each non-employee director would be eligible to receive or elect to receive his or her fees for service on the Board and its committees in shares of common stock or restricted stock units, and to defer the receipt of any such shares by filing with the Company an election to do so no later than December 31 of the year preceding the year to which the election would apply. Any director whose initial appointment to the Board occurred during the year would have 30 days from such appointment to file an election which would then apply to the remainder of the year. Each non-employee director also would be eligible to receive non-qualified stock options, stock appreciation rights, and restricted stock or restricted stock units.

If a participating director left the Board prior to the end of a fiscal quarter, the director would be paid the quarterly installment of the fees for the quarter in accordance with the director's previously filed election provided that the director would not continue or resume providing services to the Company.

In the event of a change of control as defined by Section 409A of the Code, the stock units deferred by a participating director as of the last business day prior to the change of control would be converted into an equal number of shares of the resulting entity, and such shares would be issued or distributed to the participating director as soon as practical.

Duration, Termination and Amendment. Unless earlier discontinued or terminated by the Board of Directors, the 2008 Stock Incentive Plan would expire on December 31, 2018. No awards could be made after that date. However, unless otherwise expressly provided in the Plan or an applicable award agreement, any award granted under the Plan prior to its expiration could extend beyond the end of such period.

The Board of Directors could amend, alter or discontinue the Plan at any time, although shareholder approval would be required for any action that would increase the number of shares available or the award limits under the Plan, or cause Deluxe to be unable, under the Code, to grant incentive stock options. Shareholder approval also would be required for any action that, absent such approval, would violate the rules and regulations of the New York Stock Exchange, any other securities exchange or the National Association of Securities Dealers, Inc. applicable to Deluxe.

Federal Tax Consequences

The grant of an option or SAR under the 2008 Stock Incentive Plan would not be expected to result in any taxable income to the recipient. The holder of an incentive stock option generally would have no taxable income upon exercising the option (except that a liability might arise pursuant to the alternative minimum tax), and Deluxe would not be entitled to a tax deduction when an incentive stock option was exercised. Upon exercising a non-qualified stock option, participants would recognize ordinary income equal to the excess of the fair market value of the shares of common stock acquired on the date of exercise over the exercise price, and Deluxe would be entitled at that time to a tax deduction in the same amount. Upon exercising a SAR, the amount of any cash received and the fair market value on the exercise date of any shares of common stock received would be taxable to the recipient as ordinary income and deductible by Deluxe. The tax consequence to a participant upon a disposition of shares acquired through the exercise of an option or SAR would depend on how long the shares were held and whether such shares were acquired by exercising an incentive stock option or by exercising a non-qualified stock option or SAR. Generally, there would be no tax consequence to Deluxe in connection with disposition of shares acquired under an option, except that Deluxe might be entitled to a tax deduction in the case of a disposition of shares acquired under an incentive stock option before the applicable incentive stock option holding periods set forth in the Code have been satisfied.

With respect to other awards that would be payable either in cash or shares of common stock and were either transferable or not subject to substantial risk of forfeiture, the holder of such an award would recognize ordinary income equal to the excess of (1) the cash or the fair market value of the shares of common stock received (determined as of the date of such receipt) over (2) the amount (if any) paid for such shares of common stock by the holder of the award, and Deluxe would be entitled at that time to a deduction for the same amount. With respect to an award that would be payable in shares of common stock that were restricted as to transferability and subject to substantial risk of forfeiture, unless a special election were made pursuant to the Code, the holder of the award would recognize ordinary income equal to the excess of (a) the fair market value of the shares of common stock received (determined as of the first time the shares become transferable or not subject to substantial risk of forfeiture, whichever occurs earlier) over (b) the amount (if any) paid for such shares of common stock by the holder, and Deluxe would be entitled at that time to a tax deduction in the same amount. Subject to the usual rules concerning reasonable compensation, and assuming that, as expected, performance awards paid under the Plan were "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, Deluxe would be entitled to a corresponding tax deduction at the time a participant recognized ordinary income.

Special rules might apply in the case of individuals subject to Section 16 of the Exchange Act. In particular, unless a special election were made pursuant to the Code, shares received pursuant to the exercise of a stock option or SAR, or when restricted stock units vested, might be treated as restricted as to transferability and subject to a substantial risk of forfeiture for a period up to six months after the date of exercise or vesting. Accordingly, the amounts of any ordinary income recognized, and the amount of Deluxe's tax deduction, would be determined as of the end of such period.

Under the 2008 Stock Incentive Plan, the Compensation Committee could permit participants receiving or exercising awards, upon such terms and conditions as it may impose, to surrender shares of common stock (either shares received upon the receipt or exercise of the award or shares previously owned by the participant) or other property to Deluxe to satisfy federal and state tax obligations.

BOARD VOTING RECOMMENDATION

The Board of Directors recommends that you vote FOR the proposal to approve the Deluxe Corporation 2008 Stock Incentive Plan.

The following table provides information concerning all of our equity compensation plans as of December 31, 2007:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by shareholders	3,337,339[1]	36.26[1]	7,152,380[2]
Equity compensation plans not approved by shareholders	None	None	None
Total	3,337,339	36.26	7,152,380

1 Includes awards granted under our 2000 Stock Incentive Plan, as amended, and our previous stock incentive plan, adopted in 1994. The number of securities to be issued upon exercise of outstanding options, warrants and rights includes 3,284,229 outstanding stock options and 53,110 restricted stock unit awards. In addition, as of December 31, 2007, there were 504,133 unvested restricted stock awards. As of February 20, 2008, and taking into account the 2008 annual grants made on that day, there were outstanding 3,778,662 options, with a weighted average exercise price of 34.73 and a weighted average remaining term of 3.83 years, and 533,596 unvested shares of restricted stock. With the exception of an estimated 4,191 shares allocated to first quarter director fee payments (see footnote 2 below), no further grants are anticipated before the annual meeting of shareholders on April 30, 2008, and we anticipate that 2,024,620 shares will remain available for future issuance under our 2000 Stock Incentive Plan as of that date. If the 2008 Stock Incentive Plan is approved at the annual meeting, the 2000 Stock Incentive Plàn will be terminated and none of these shares will remain available for future issuance.

2 Includes 4,357,348 shares reserved for issuance under our Amended and Restated 2000 Employee Stock Purchase Plan. As of December 31, 2007, of the total available for future issuance, 2,566,976 shares remained available, in the aggregate, for grants of restricted stock, restricted stock units and performance awards under our 2000 Stock Incentive Plan. Since December 31, 2007, an estimated aggregate of 856,623 additional shares have been allocated to awards made under the 2000 Stock Incentive Plan, consisting of the following: 81,132 shares for restricted stock units issued on January 22, 2008, in connection with elections made by employees to receive a portion of their 2007 annual incentive compensation in the form of equity; 175,600 shares for performance accelerated restricted stock and 595,700 shares for stock options granted on February 20, 2008, as part of the grants made under the Company's long-term incentive program; and an estimated 4,191 shares to be allocated on March 15, 2008, pursuant to elections made by certain non-employee directors to receive a portion of their quarterly compensation in equity. This estimate is based upon non-employee directors' first quarter compensation of $94,381.32 divided by the closing price of Deluxe common stock of $22.52 on February 20, 2008. Dividend equivalents are not paid on outstanding options.

2009 SHAREHOLDER PROPOSALS

Any shareholder proposals intended to be included in the proxy statement for the annual meeting of shareholders in 2009 must be received by Deluxe's Corporate Secretary at 3680 Victoria Street N., Shoreview, Minnesota 55126-2966 no later than the close of business on November 10, 2008. Proposals received by that date will be included in Deluxe's 2008 proxy statement if the proposals are proper for consideration at an annual meeting and are required for inclusion in the proxy statement by, and conform to, the rules of the SEC.

Deluxe's Bylaws provide that a shareholder may present a proposal at the 2009 annual meeting of shareholders that is not included in Deluxe's proxy statement if proper written notice is given to Deluxe's Chief Executive Officer or Corporate Secretary at the Company's principal executive offices no later than the close of business on November 10,

2008. The proposal must contain the information required by Deluxe's Bylaws. You may obtain a copy of the Bylaws by writing to Deluxe's Corporate Secretary.

OTHER BUSINESS

The Board of Directors does not intend to present any business at the meeting other than the matters specifically set forth in this proxy statement and knows of no other business scheduled to come before the meeting. If any other matters are brought before the meeting, the persons named as proxies will vote on such matters in accordance with their judgment of the best interests of Deluxe and its shareholders. The proxies solicited by Deluxe will confer discretionary authority on the persons named therein as proxies to vote on any matter presented at the meeting of which the Board of Directors did not have knowledge a reasonable time before Deluxe printed and mailed these proxy materials.

ANNUAL REPORT TO SHAREHOLDERS AND FORM 10-K

Shareholders who wish to obtain a copy of our 2007 Annual Report and/or a copy of the Form 10-K filed with the SEC for the year ended December 31, 2007, may do so without charge by viewing these documents on our website at www.deluxe.com or by writing to: Corporate Secretary, Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126.

By order of the Board of Directors

Anthony C. Scarfone
Secretary

March 10, 2008

APPENDIX A

DELUXE CORPORATION
2008 ANNUAL INCENTIVE PLAN

1. **ESTABLISHMENT.**On February 20, 2008, the Board of Directors of Deluxe Corporation ("Deluxe"), upon recommendation by the Compensation Committee of the Board of Directors, approved an incentive plan for executives and key employees of the Company as described herein, which plan shall be known as the "Deluxe Corporation 2008 Annual Incentive Plan." This Plan shall be submitted for approval by the shareholders of Deluxe at the 2008 Annual Meeting of Shareholders, and no benefits shall be paid to Executives pursuant to this Plan unless and until this Plan has been approved by the shareholders.

2. **PURPOSE.**The purpose of this Plan is to advance the interests of Deluxe and its shareholders by attracting and retaining key employees, and by stimulating the efforts of such employees to contribute to the continued success and growth of the business of the Company. This Plan is further intended to provide employees with an opportunity to increase their ownership of the Deluxe's common stock and, thereby, to increase their personal interest in the long-term success of the business in a manner designed to increase shareholder value.

3. **DEFINITIONS.**When the following terms are used herein with initial capital letters, they shall have the following meanings:

3.1 **Base Salary** - a Participant's annualized base salary, as determined by the Compensation Committee, as of the last day of a Performance Period.

3.2 **Code** - the Internal Revenue Code of 1986, as it may be amended from time to time, and any proposed, temporary or final Treasury Regulations or other authoritative administrative guidance **promulgated thereunder.**

3.3 **Common Stock** - the common stock, par value $1.00 per share, of Deluxe.

3.4 **Company** - Deluxe Corporation, a Minnesota corporation, and its subsidiaries or affiliates, whether now or hereafter established.

3.5 **Compensation Committee** - the Compensation Committee, a standing committee of the Board of Directors of Deluxe, or such other committee as may be designated by the Board of Directors to administer the Plan; provided that if any committee other than the Compensation Committee is designated, such committee shall have at least two members, and shall consist exclusively of members of the Board of Directors each of whom is both "independent" as defined by Section 3.03A.02 of the Listed Company Manual of the New York Stock Exchange and a "non-employee director" within the meaning of Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"), or any successor rule or regulation. At least two members of the Compensation Committee shall be "outside directors" within the meaning of Treasury Regulations §1.162-27(e)(3), and if there are other members of the Compensation Committee that are not outside directors as so defined, any grant to, or determination with respect to, an Executive shall be made by a subcommittee of the Compensation Committee composed only of the outside directors as so defined.

3.6 **Deferred Compensation Plan** – the Deluxe Corporation Deferred Compensation Plan, as amended and restated effective October 26, 2000, and thereafter amended from time to time, or such other deferred compensation plan as may be designated by the Compensation Committee for purposes of making deferral elections pursuant to Section 6.1 for any Performance Period.

3.7 **Executives** - all Participants for a given Performance Period designated by the Compensation Committee as "Executives" for purposes of this Plan. The Compensation Committee shall designate as Executives all Participants it reasonably believes may be "covered employees" under Treasury Regulations §1.162-27(c)(2), as interpreted by IRS Notice 2007-49, for that Performance Period.

3.8 **Match Percentage** - the percentage established by the Compensation Committee pursuant to the Plan as provided in Section 6.1 below.

3.9 **Maximum Award Percentage** - a percentage, which may be greater or less than 100%, as determined by the Compensation Committee for each Participant with respect to each Performance Period and with respect to each Performance Factor.

3.10 **Other Participants** - all Participants for a given Performance Period who are not designated as "Executives" by the Compensation Committee for such Performance Period.

3.11 **Participants** – any management or highly compensated employees of the Company who are designated by the Compensation Committee prior to the start of a Performance Period as Participants in this Plan. Directors of the Company who are not also employees of the Company are not eligible to participate in the Plan. Participants shall be designated as either Executives or Other Participants by the Compensation Committee as provided in Section 4.3 below.

3.12 **Performance Factor** - the pre-established, objective performance goals selected by the Compensation Committee for each Participant with respect to each Performance Period and which shall be determined solely on account of the attainment of one or more pre-established, objective performance goals selected by the Compensation Committee in connection with the grant of an award hereunder; provided, however, that in the case of Other Participants, such performance goals need not be objective and may be based on such business criteria as the Compensation Committee may determine to be appropriate, which may include financial and nonfinancial performance goals that are linked to such individual's business unit or the Company as a whole or to such individual's areas of responsibility. The objective performance goals for Executives shall be based solely on one or more of the following business criteria, which may apply to the individual in question, an identifiable business unit or the Company as a whole, and on an annual or other periodic or cumulative basis: sales values, margins, volume, cash flow, stock price, market share, revenue, sales, earnings per share, profits, earnings before interest expense and taxes, earnings before interest expense, interest income and taxes, earnings before interest expense, taxes, and depreciation and/or amortization, earnings before interest expense, interest income, taxes, and depreciation and/or amortization, return on equity, costs or assets, return on invested or average capital employed, economic value, or cumulative total return to shareholders (in each case, whether compared to pre-selected peer groups or not).

3.13 **Performance Period** - each consecutive twelve-month period commencing on January 1 of each year during the term of this Plan, beginning with January 1, 2009.

3.14 **Plan** - this Deluxe Corporation 2008 Annual Incentive Plan.

3.15 **Stock Incentive Plan** - the Deluxe Corporation 2008 Stock Incentive Plan, as amended from time to time.

3.16 **Target Award** - a dollar amount or a percentage of Base Salary, which may be greater or less than 100%, as determined by the Compensation Committee with respect to each Participant for each Performance Period.

3.17 **Units** - Restricted Stock Units, as defined in the Stock Incentive Plan.

4. ADMINISTRATION.

4.1 **Power and Authority of Compensation Committee**. The Plan shall be administered by the Compensation Committee. The Compensation Committee shall have full power and authority, subject to all the applicable provisions of the Plan and applicable law, to (a) establish, amend, suspend or waive such rules and regulations and appoint such agents as it deems necessary or advisable for the proper administration of the Plan, (b) construe, interpret and administer the Plan and any instrument or agreement relating to the Plan, (c) determine, from time to time, whether shares of Common Stock and/or Units will be made available to Participants under the Plan, and (d) make all other determinations and take all other actions necessary or advisable for the administration of the Plan. Unless otherwise expressly provided in the Plan, each determination made and each action taken by the Compensation Committee pursuant to the Plan or any instrument or agreement relating to the Plan shall be (i) within the sole discretion of the Compensation Committee, (ii) may be made at any time and (iii) shall be final, binding and conclusive for all purposes on all persons, including, but not limited to, Participants, and their legal representatives and beneficiaries, and employees of the Company.

4.2 **Delegation.** The Compensation Committee may delegate its powers and duties under the Plan to one or more officers of the Company or a committee of such officers, subject to such terms, conditions and limitations as the Compensation Committee may establish in its sole discretion; provided, however, that the Compensation Committee shall not delegate its power (a) to make grants to or determinations (including certification pursuant to Section 4.4) regarding officers or directors of the Company who are subject to Section 16 of the 1934 Act or (b) in such a manner as would cause the Plan not to comply with the provisions of Section 162(m) of the Code.

4.3 **Determinations made prior to each Performance Period**. On or before the 90th day of each Performance Period, the Compensation Committee shall:

(a) designate all Participants (including designation as Executives or Other Participants) for such Performance Period;

(b) establish a Target Award and a Match Percentage for each Participant; and

(c) with respect to each Participant, establish one or more Performance Factors and a corresponding Maximum Award Percentage for each Performance Factor.

4.4 **Certification**. Following the close of each Performance Period and prior to payment of any amount to any Participant under the Plan, the Compensation Committee must certify in writing which of the applicable Performance Factors for that Performance Period (and the corresponding Maximum Award Percentages) have been achieved and certify as to the attainment of all other factors upon which any payments to a Participant for that Performance Period are to be based. Such certification shall be made in time to permit payments to be made not later than the fifteenth day of the third month following the end of the Performance Period.

4.5 **Shareholder Approval**. The material terms of this Plan shall be disclosed to and submitted for approval by shareholders of the Company in accordance with Section 162(m) of the Code. No amount shall be paid to any Executive under this Plan unless such shareholder approval has been obtained.

5. INCENTIVE PAYMENT.

5.1 **Formula.** Each Participant shall receive an incentive payment for each Performance Period in an amount not greater than:

(a) the Participant's Target Award for the Performance Period, multiplied by

(b) the Participant's Maximum Award Percentage for the Performance Period that corresponds to the Performance Factor achieved by the Participant for that Performance Period.

5.2 **Limitations.**

(a) **Discretionary Increase or Reduction**. The Compensation Committee shall retain sole and absolute discretion to increase or reduce the amount of any incentive payment otherwise payable to any Participant under this Plan, but may not increase the payment to any Executive for any Performance Period.

(b) **Continued Employment**. Except as otherwise provided by the Compensation Committee, no incentive payment under this Plan with respect to a Performance Period shall be paid or owed to a Participant whose employment terminates prior to the last day of such Performance Period.

(c) **Maximum Payments**. No Participant shall receive a payment under this Plan for any Performance Period in excess of $5.0 million, including the value of any Match Percentage.

6. BENEFIT PAYMENTS

6.1 **Time and Form of Payments**. Prior to a date specified by the Compensation Committee, but in no event later than the date immediately preceding the first day of the Performance Period unless otherwise permitted by the Deferred Compensation Plan in accordance with Section 409A of the Code, each Participant shall elect whether to receive benefits which may be paid under the Plan in cash or in the form of shares of Common Stock or Units (whichever is made available by the Compensation Committee to such Participant in the Compensation Committee's sole discretion) or some combination thereof. Participants who elect to receive some percentage of the incentive payment in the form of cash shall be entitled to elect, at the same time as the cash election is made, to defer such receipt in accordance with the terms of the Deferred Compensation Plan, in which event the time and form of payment of the deferred amount shall be governed exclusively by the terms of the Deferred Compensation Plan. In the event a Participant has elected to receive some percentage of the incentive payment in the form of cash, and subject to any such deferred compensation election, such cash incentive shall be paid as soon as administratively feasible after the Compensation Committee has made the certifications provided for in Section 4.4 above and otherwise determined the amount of such Participant's incentive payment payable under this Plan, but in no event later than the fifteenth day of the third month following the end of the Performance Period. In the event that a Participant chooses to receive some percentage of the incentive payment in the form of shares or Units (as the case may be), in lieu of cash (the "Share Dollar Amount"), the Participant shall be entitled to receive shares of restricted Common Stock or Units (as the case may be) equal to a percentage (the "Match Percentage") of the Share Dollar Amount established by the Compensation Committee pursuant to this Plan. The number of shares or Units issued or granted pursuant to this Section 6.1 shall be determined based on the fair market value of a share of Common Stock (as determined in accordance with the terms of the Stock Incentive Plan) as of the date specified by the Compensation Committee that such shares or Units are to be issued or awarded, after the Compensation Committee has made the certifications required by Section 4.4 above and otherwise determined the amount of a Participant's incentive payment payable under this Plan.

In the event a Participant has elected to receive some percentage of the incentive payment in the form of shares of Common Stock or Units (as the case may be), such shares or Units shall be issued or awarded, respectively, pursuant to the Stock Incentive Plan, which shares or Units shall be subject to such forfeiture rights and to such restrictions regarding transfer as may be established by the Compensation Committee; provided, however, that the individual share limitations contained in Section 4(d)(i) and (ii) of the Stock Incentive Plan shall not apply to shares issued under this Plan, but the aggregate value of any cash, shares and Units paid or granted to any Participant for any Performance Period shall be subject to Section 5.2(c) of this Plan.

6.2 **Nontransferability**. Except as otherwise determined by the Compensation Committee, no right to any incentive payment hereunder, whether payable in cash, shares or other property, shall be transferable by a Participant otherwise than by will or by the laws of descent and distribution; provided, however, that if so determined by the Compensation Committee, a Participant may, in the manner established by the Compensation Committee designate a beneficiary or beneficiaries to exercise the rights of the Participant and receive any cash, shares or property hereunder upon the death of the Participant. No right to any incentive payment hereunder may be pledged, attached or otherwise encumbered, and any purported pledge, attachment or encumbrance thereof shall be void and unenforceable against the Company.

6.3 **Tax Withholding**. In order to comply with all applicable federal or state income, social security, payroll, withholding or other tax laws or regulations, the Compensation Committee may establish such policy or policies as it deems appropriate with respect to such laws and regulations, including without limitation, the establishment of policies to ensure that all applicable federal or state income, social security, payroll, withholding or other taxes, which are the sole and absolute responsibility of the Participant, are withheld or collected from such Participant. In order to assist a Participant in paying all or part of the federal and state taxes to be withheld or collected upon receipt or payment of (or the lapse of restrictions relating to) an incentive payment payable hereunder, the Compensation Committee, in its sole discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the shares of Common Stock otherwise to be delivered upon payment of (or the lapse of restrictions relating to) an incentive payment hereunder with a fair market value equal to the amount of such taxes or (b) delivering to the Company shares of Common Stock other than the shares issuable upon payment of (or the lapse of restrictions relating to) such incentive payment with a fair market value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

7. **AMENDMENT AND TERMINATION; AND ADJUSTMENTS.**

Except to the extent prohibited by applicable law and unless otherwise expressly provided in the Plan:

(a) **Amendments to the Plan**. The Board of Directors of the Company may amend, alter, suspend, discontinue or terminate the Plan, without the approval of the shareholders of the Company, except that no such amendment, alteration, suspension, discontinuation or termination shall be made that, absent such approval, would violate the rules or regulations of the New York Stock Exchange, any other securities exchange or the National Association of Securities Dealers, Inc. that are applicable to the Company.

(b) **Waivers of Incentive Payment Conditions or Rights**. The Compensation Committee may waive any conditions of or rights of the Company under any right to an incentive payment hereunder, prospectively or retroactively.

(c) **Limitation on Amendments to Incentive Payment Rig**hts. Neither the Compensation Committee nor the Company may amend, alter, suspend, discontinue or terminate any rights to an incentive payment, prospectively or retroactively, without the consent of the Participant or holder or beneficiary thereof, except as otherwise herein provided.

(d) **Correction of Defects, Omissions and Inconsistencies**. The Compensation Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it shall deem desirable to carry the Plan into effect.

8. MISCELLANEOUS

8.1 **Effective Date**. This Plan shall be deemed effective, subject to shareholder approval, as of January 1, 2009.

8.2 **Term of the Plan**. Unless the Plan shall have been discontinued or terminated, the Plan shall terminate on December 31, 2013. No right to receive an incentive payment shall be granted with respect to a Performance Period that will end after the termination of the Plan. However, unless otherwise expressly provided in the Plan, any right to receive an incentive payment theretofore granted may extend beyond the termination of the Plan, and the authority of the Board of Directors and Compensation Committee to amend or otherwise administer the Plan shall extend beyond the termination of the Plan.

8.3 **Headings**. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

8.4 **Applicability to Successors**. This Plan shall be binding upon and inure to the benefit of the Company and each Participant, the successors and assigns of the Company, and the beneficiaries, personal representatives and heirs of each Participant. If the Company becomes a party to any merger, consolidation or reorganization, this Plan shall remain in full force and effect as an obligation of the Company or its successors in interest (except to the extent modified by the terms of the Stock Incentive Plan with respect to the shares of restricted Common Stock or Units (as the case may be) issued pursuant to Section 6.1 hereof).

8.5 **Employment Rights and Other Benefit Programs**. The provisions of this Plan shall not give any Participant any right to be retained in the employment of the Company. In the absence of any specific agreement to the contrary, this Plan shall not affect any right of the Company, or of any affiliate of the Company, to terminate, with or without cause, any Participant's employment at any time. This Plan shall not replace any contract of employment, whether oral or written, between the Company and any Participant, but shall be considered a supplement thereto. This Plan is in addition to, and not in lieu of, any other employee benefit plan or program in which any Participant may be or become eligible to participate by reason of employment with the Company. No compensation or benefit awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant's compensation under any compensation-based retirement, disability, or similar plan of the Company unless required by law or otherwise provided by such other plan.

8.6 **No Trust or Fund Created**. This Plan shall not create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any affiliate pursuant to this Plan, such right shall be no greater than the right of any unsecured general creditor of the Company or of any affiliate.

8.7 **Governing Law**. The validity, construction and effect of the Plan or any incentive payment payable under the Plan shall be determined in accordance with the laws of the State of Minnesota.

8.8 **Severability**. If any provision of the Plan is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Compensation Committee, materially altering the purpose or intent of the Plan, such provision shall be stricken as to such jurisdiction, and the remainder of the Plan shall remain in full force and effect.

8.9 **Certain Tax Matters**. All of the terms and conditions of the Plan shall be interpreted in such a fashion as to qualify all compensation paid hereunder as "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, and so that no payments constitute deferred compensation subject to Section 409A of the Code unless a Participant elects to defer a payment pursuant to the Deferred Compensation Plan.

APPENDIX B

DELUXE CORPORATION 2008 STOCK INCENTIVE PLAN

Section 1. Purpose; Shareholder Approval; Termination of 2000 Plan.

(a) The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting management personnel capable of assuring the future success of the Company, by offering such personnel incentives to put forth maximum efforts for the success of the Company's business, and by affording such personnel an opportunity to acquire a proprietary interest in the Company.

(b) The Plan shall be submitted to the shareholders of the Company at the annual meeting of shareholders for 2008, and shall take effect upon approval by the shareholders. Awards may be made by the Committee prior to the date of shareholder approval, but all such Awards shall be subject to shareholder approval and, if the Plan is not approved by the shareholders, shall be null and void.

(c) This Plan supersedes the Deluxe Corporation 2000 Stock Incentive Plan, as approved by the shareholders of the Company at the annual meeting of the shareholders held on August 4, 2000, and as previously amended (the "2000 Plan"). The 2000 Plan is hereby terminated, effective on the date of shareholder approval of this Plan, and subject to such approval. No additional awards shall be granted under the 2000 Plan following the effective date of termination; provided that the 2000 Plan shall remain in effect with respect to awards previously granted under the 2000 Plan in accordance with Section 12 thereof.

Section 2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" shall mean (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Committee.

(b) "Annual Incentive Plan" shall mean the Deluxe Corporation 2008 Annual Incentive Plan. The Annual Incentive Plan allows designated employees of the Company and its Affiliates to elect to receive annual incentive payments in the form of Shares or Restricted Stock Units as determined by the Committee. All Shares and Restricted Stock Units issued pursuant to the Annual Incentive Plans constitute Awards under this Plan and are subject to all terms of this Plan (including without limitation Section 4(a), (b), and (c)), except as otherwise provided herein.

(c) "Award" shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award or Dividend Equivalent granted under the Plan.

(d) "Award Agreement" shall mean any written agreement, contract or other instrument or document evidencing any Award granted under the Plan.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any Treasury Regulations or other authoritative administrative guidance promulgated thereunder.

(f) "Committee" shall mean the Compensation Committee, a standing committee of the board of directors of the Company, or such other committee as may be designated by the board of directors to administer the Plan; provided that if any committee other than the Compensation Committee is designated such committee shall have at least two members, and shall consist exclusively of members of the board of directors each of whom is both "independent" as defined by Section 3.03A.02 of the Listed Company Manual of the New York Stock Exchange and a "non-employee director" within the meaning of Rule 16b-3. At least two members of the Committee shall be "outside directors" within the meaning of

Treasury Regulations §1.162-27(e)(3), and if there are other members of the Committee that are not outside directors as so defined, the following determinations shall be made be made by a subcommittee of the Committee composed only of the outside directors as so defined: (i) any grant of an Option or Stock Appreciation Right to a person who either is at the time of grant, or the Committee determines is likely to become, a "covered employee" as defined by Treasury Regulations §1.162-27(c)(2), as interpreted by IRS Notice 2007-49, or (ii) any grant to, or determination with respect to, a Performance Award that is intended to be a "qualified performance-based compensation" within the meaning of Section 162(m) of the Code.

(g) "Company" shall mean DELUXE CORPORATION, a Minnesota corporation, and any successor corporation.

(h) "Dividend Equivalent" shall mean any right granted under Section 6(e) of the Plan.

(i) "Eligible Person" shall mean a Non-Employee Director and any employee (as determined by the Committee) providing services to the Company or any Affiliate who the Committee determines to be an Eligible Person.

(j) "Fair Market Value" of a Share shall be equal to the closing price of one Share on the New York Stock Exchange ("NYSE") on the relevant date as reported by the *Wall Street Journal, Midwest Edition* (or, if such publication is no longer available, such other authoritative source as may be designated by the Committee); provided that if, on such date, the NYSE is not open for business or there are no Shares traded on such date, the Fair Market Value of a Share shall be equal to the closing price of one Share on the first day preceding such date on which the NYSE is open for business and has reported trades in the Shares. With respect to any property other than Shares (including, without limitation, any other securities), the Fair Market Value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(k) "Full Value Award" shall mean a grant of Restricted Stock or Restricted Stock Units, a Performance Award, the matching portion of an Award (if any) under the Annual Incentive Plan, and any Award (or portion thereof) that provides for a Participant to receive Shares, or the value thereof, without payment of an amount at least equal to the Fair Market Value of the Shares at the time of grant.

(l) "Incentive Stock Option" shall mean an Option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(m) "Non-Employee Director" shall have the meaning provided in Section 7(a) of the Plan.

(n) "Non-Qualified Stock Option" shall mean an Option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(o) "Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(p) "Participant" shall mean an Eligible Person designated to be granted an Award under the Plan.

(q) "Performance Award" shall mean any right granted under Section 6(d) of the Plan.

(r) "Person" shall mean any individual, corporation, partnership, association or trust.

(s) "Plan" shall mean this 2008 Stock Incentive Plan, as amended from time to time.

(t) "Restricted Stock" shall mean any Share granted under Section 6(c) of the Plan.

(u) "Restricted Stock Unit" shall mean any unit granted under Section 6(c) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date.

(v) "Rule 16b-3" shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or any successor rule or regulation.

(w) "Section 162(m)" shall mean Section 162(m) of the Code and the applicable Treasury Regulations or other authoritative administrative guidance promulgated thereunder.

(x) "Shares" shall mean shares of common stock, $1.00 par value, of the Company or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan.

(y) "Stock Appreciation Right" shall mean any right granted under Section 6(b) of the Plan.

Section 3. Administration.

(a) *Power and Authority of the Committee.* The Plan shall be administered by the Committee. Except as provided in Section 8 and subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement; (v) amend the terms and conditions of any Award or Award Agreement and accelerate the exercisability of Options or the lapse of restrictions relating to Restricted Stock or other Awards, provided that no such revision shall violate subsection (c) of this Section, extend the term of any Award beyond 10 years from the original grant date, or otherwise include any feature in the Award that could not have been included at the original grant date; (vi) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended; (vii) determine whether, to what extent and under what circumstances cash, Shares, other securities, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or the Committee; (viii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (ix) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award and any employee of the Company or any Affiliate.

(b) *Delegation.* The Committee may delegate its powers and duties under the Plan to one or more officers of the company or an Affiliate or a committee of such officers, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion; provided, however, that the Committee shall not delegate its powers and duties under the Plan (i) with regard to officers or directors of the Company or any Affiliate who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, if the effect of such delegation would make the exemption under Rule 16b-3 unavailable or (ii) in such a manner as would cause the Plan not to comply with the requirements of Section 162(m) of the Code.

(c) *Prohibition on Repricing.* The Committee may not amend any Option or Stock Appreciation Right to reduce its exercise price, or authorize or permit the exchange of any Option or Stock Appreciation Right for a new Option or Stock Appreciation Right with a lower exercise price or any other transaction which has the effect of reducing the exercise price of an outstanding Option or Stock Appreciation Right, without obtaining the consent of the shareholders of the Company.

(d) *Compliance with Section 409A.* The Plan shall be administered in accordance with Section 409A of the Code, and the regulations promulgated thereunder. Without limiting the generality of the foregoing, in no event shall the Committee permit any change to the time or form of payment of any portion of an Award that constitutes a form of deferred compensation subject to Section 409A (including the payment of any Dividend Equivalents) unless the Committee determines that such change is permitted by Section 409A.

Section 4. Shares Available for Awards.

(a) *Shares Available.* Subject to adjustment as provided in Section 4(c), the number of Shares available for granting Awards under the Plan shall be 4,000,000. Shares to be issued under the Plan may be either Shares reacquired or authorized but unissued Shares. If any Shares covered by an Award or to which an Award relates are not purchased or are forfeited, or if an Award otherwise terminates without delivery of any Shares, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture or termination, shall again be available for grants under the Plan. Shares which are delivered to the Company, or withheld from an Award, for payment of the exercise price of an Option or Stock Appreciation Right, or for payment of tax withholding, shall not again be available for grant. The limits of this Section 4(a) shall not apply to a Performance Award payable solely in cash, in which the amount of the Award is not determined directly or indirectly by reference to the value of Shares.

(b) *Accounting for Awards; Fungible Shares.* For purposes of this Section 4, an Award other than a Full Value Award shall reduce the aggregate number of Shares available for grants under the Plan by the total number of Shares covered by the Award, without reduction for shares that are withheld for payment of the exercise price or withholding taxes. A Full Value Award shall reduce the aggregate number of Shares available for grants under the Plan by the number of Shares covered by the Full Value Award multiplied by 2.29. If any Full Value Award is forfeited or terminates without delivery of the Shares, so that the Shares covered by the Full Value Award are again available for grants pursuant to subsection (a), the number of Shares that again becomes eligible for grants shall also be multiplied by 2.29.

(c) *Adjustments.* In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) which thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards and (iii) the purchase or exercise price with respect to any Award; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number. Without limiting the generality of the foregoing, in the case of a merger or consolidation of the Company or similar transaction, the Committee may cause the Shares underlying outstanding Awards to be converted into stock or securities of the entity resulting from the merger or consolidation, or may cause such Awards to be settled by a cash payment equal to the Fair Market Value of the Shares as a result of the transaction reduced by the exercise price of the Award, if any, or to be cancelled without payment of consideration if the Fair Market Value does not exceed the exercise price.

(d) *Awards Limitation Under the Plan.*

(i) *Section 162(m) Limitation for Certain Types of Awards.* No Eligible Person may be granted Options, Stock Appreciation Rights or any other Award or Awards under the Plan, the value of which Award or Awards is based solely on an increase in the value of the Shares after the date of grant of such Award or Awards, for more than 500,000 Shares (subject to adjustment as provided in Section 4(c) of the Plan) in the aggregate in any calendar year. The foregoing limitation shall not include any Shares acquired pursuant to the Annual Incentive Plan.

(ii) *Section 162(m) Limitation for Performance Awards.* The maximum amount payable pursuant to all Performance Awards to any Participant in the aggregate in any calendar year shall be $5.0 million in value, whether payable in cash, Shares or other property. This limitation does not apply to any Award subject to the limitation contained in Section 4(d)(i) of the Plan and shall not include any Shares acquired pursuant to the Annual Incentive Plan.

Section 5. Eligibility.

Any Eligible Person, including any Eligible Person who is an officer or director of the Company or any Affiliate, shall be eligible to be designated a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company, and such other factors as the Committee, in its discretion shall deem relevant. Notwithstanding the foregoing, Incentive Stock Options may only be granted to full or part-time employees (which term as used herein includes, without limitation, officers and directors who are also employees) and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or any successor provision.

Section 6. Awards.

(a) *Options.* The Committee is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) *Exercise Price.* The purchase price per Share purchasable under an Option shall be determined by the Committee; provided, however, that such purchase price shall not be less than 100 percent of the Fair Market Value of a Share on the date of grant of such Option. In the case of an Incentive Stock Option granted to a Participant who owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (or any parent or subsidiary), the purchase price shall not be less than 110 percent of the Fair Market Value.

(ii) *Option Term.* The term of each Option shall be fixed by the Committee but shall not be longer than 10 years from the date of grant. In the case of an Incentive Stock Option granted to a Participant who owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (or any parent or subsidiary), the term shall not be longer than five years from the date of grant.

(iii) *Time and Method of Exercise.* The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms (including, without limitation, cash, Shares, promissory notes, other securities, other Awards or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price) in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

(iv) *No Reload Option Features.* Options shall not include a reload feature, or any comparable feature that provides for the automatic grant of additional Options to a Participant upon exercise of the Option.

(v) *Designation as Incentive Stock Option.* Each Option that is intended to qualify as an Incentive Stock Option shall so provide in the Award Agreement, and any Option that is not specifically designated an Incentive Stock Option shall be a Non-Qualified Stock Option. The maximum Fair Market Value (measured at the date of grant) of Shares subject to Incentive Stock Options granted to any one Participant that may vest in any year shall not exceed $100,000. An Option may be designated as an Incentive Stock Option in part, and if an Option that was designated an Incentive Stock Option vests prematurely, so that the number of Shares vesting in a year exceeds the limitation set forth in the prior sentence, such Option shall be considered an Incentive Stock Option with respect to the number of Shares that do not exceed such limit and a Non-Qualified Stock Option with respect to the balance of the Shares subject to the Option.

(b) *Stock Appreciation Rights.* The Committee is hereby authorized to grant Stock Appreciation Rights to Participants subject to the terms of the Plan and any applicable Award Agreement.

A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100 percent of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate. A Stock Appreciation Right may be granted in tandem with a Non-Qualified Stock Option for the same number of Shares, in which case the Participant may exercise either the Option or the Stock Appreciation Right, but not both, and each Share subject to either the Option or the Stock Appreciation Right shall be counted once for purposes of Section 4.

(c) *Restricted Stock and Restricted Stock Units.* The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Participants with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) *Restrictions.* Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto or with respect to a Restricted Stock Unit), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate.

(ii) *Stock Certificates.* Any Restricted Stock granted under the Plan may be evidenced by issuance of a stock certificate or certificates or by the creation of a book entry at the Company's transfer agent. Any such certificate or certificates shall be held by the Company. Such certificate or certificates or book entry shall be registered in the name of the Participant and any such certificate or certificates shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock. A similar notation shall be made in the records of the transfer agent with respect to any Shares evidenced by a book entry. In the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted.

(iii) *Forfeiture; Delivery of Shares.* Except as otherwise determined by the Committee or provided in a Plan governed by this Plan, upon termination of employment (as determined under criteria established by the Committee) or, in the case of a director, service as a director during the applicable restriction period, all Shares of Restricted Stock and all Restricted Stock Units at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Shares of Restricted Stock or Restricted Stock Units. Any Share representing Restricted Stock that is no longer subject to restrictions shall be delivered to the holder thereof promptly after the applicable restrictions lapse or are waived. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, such Shares shall be issued and delivered to the holders of the Restricted Stock Units, subject to the provisions of the Plan and any applicable Award Agreement.

(d) *Performance Awards.* The Committee is hereby authorized to grant Performance Awards to Participants which may be "qualified performance-based compensation" within the meaning of Section 162(m). A Performance Award granted under the Plan may be payable in cash or in Shares (including, without limitation, Restricted Stock and Restricted Stock Units). Performance Awards shall, to the extent required by Section 162(m), be conditioned solely on the achievement of one or more objective performance goals, and such performance goals shall be established by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m). Subject to the terms of the Plan and any applicable Award Agreement, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award, and any other terms and conditions of any Performance Award shall be determined by the Committee. Notwithstanding any other provision of the Plan to the contrary, the following additional requirements shall apply to all Performance Awards made to any Participant under the Plan:

(i) *Business Criteria*. Unless and until the Committee proposes for shareholder approval and the Company's shareholders approve a change in the general business criteria set forth in this section, the attainment of which may determine the amount and/or vesting with respect to Performance Awards, the business criteria to be used for purposes of establishing performance goals for such Performance Awards shall be selected from among the following alternatives, each of which may be based on absolute standards or comparisons versus specified companies or groups of companies and may be applied at individual or various organizational levels (*e.g.*, the Company as a whole or identified business units, segments or the like): sales values, margins, volume, cash flow, stock price, market share, revenue, sales, earnings per Share, Share price, profits, earnings before interest expense and taxes, earnings before interest expense, interest income and taxes, earnings before interest expense, taxes, and depreciation and/or amortization, earnings before interest expense, interest income, taxes, and depreciation and/or amortization, return on equity, assets or costs, return on invested or average capital employed, economic value, or cumulative total return to shareholders.

(ii) *Target Award; Maximum Amount Payable*. The target Award shall be a dollar amount or a percentage of a Participant's annualized base salary, which may be greater or less than 100%, as determined by the Committee with respect to each Participant for each performance period. The maximum amount payable pursuant to all Performance Awards to any Participant in the aggregate in any calendar year is specified in Section 4(d)(ii) of the Plan.

(iii) *Payment of Performance Awards*. Performance Awards shall be paid no later than the fifteenth day of the third month following the conclusion of the applicable performance period. The Committee may, in its discretion, reduce the amount of a payout otherwise to be made in connection with a Performance Award, but may not exercise discretion to increase such amount.

(iv) *Certain Events*. If a Participant dies, becomes permanently and totally disabled or otherwise terminates employment with the approval of the Committee before the end of a performance period or after the performance period and before a Performance Award is paid, the Committee may, in its discretion, determine that the Participant shall be paid all or a portion of the Award that the Participant would have received but for such death, disability or other approved termination of employment.

(v) *Designations*. For a Performance Award, the Committee shall, not later than 90 days after the beginning of each performance period, (A) designate all Participants for such performance period, (B) establish the objective performance goals for each Participant for that performance period on the basis of one or more of the criteria set forth in (i) above and (C) determine target Awards for each Participant.

(vi) *Certification*. Following the close of each performance period and prior to payment of any amount to a Participant with respect to a Performance Award, the Committee shall certify in writing as to the attainment of all goals (including the performance goals for a Participant) upon which any payments to a Participant for that performance period are to be based. Such certification shall be made in sufficient time to permit payment to be made by the fifteenth day of the third month following the end of the performance period.

(e) *Dividend Equivalents*. The Committee is hereby authorized to grant to Participants with respect to Restricted Stock, Restricted Stock Units, or Performance Awards payable in Shares, but not with respect to Options or Stock Appreciation Rights, Dividend Equivalents under which such Participants shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Dividend Equivalents shall be paid at the same time that dividends are paid to shareholders, unless the Award Agreement specifies that Dividend Equivalents with respect to Restricted Stock and Restricted Stock Units that have not yet vested shall be accumulated and paid as soon as practical after the underlying Award vests.

(f) *Vesting*. As part of making any Award, the Committee may determine the time and conditions under which the Award will vest. Vesting may, in the Committee's discretion, be based solely upon continued employment for a specified period of time, or may be based upon the achievement of specific performance goals which are established by the Committee in its discretion. For all purposes of this Plan, "vesting" of an Award shall mean (i) in the case of an Option or Stock Appreciation Right, the time at which the Participant has the right to exercise the Award; (ii) in the case of Restricted Stock, the end of the restriction period; (iii) in the case of a Restricted Stock Unit, the time at which a Participant is entitled to have the Restricted Stock Unit settled by transfer of the Shares, and (iv) in the case of a Performance Award the time at which the Participant has satisfied the requirements to receive payment of such Award.

(g) *General*

(i) *Consideration for Awards*. The consideration for Awards shall be services rendered or to be rendered to the Company, and for no cash consideration (or only such minimal cash consideration as may be required by applicable law) shall be required for the grant of Awards; provided that the foregoing shall not apply to the purchase price for Shares to be issued upon the exercise of an Option, Stock Appreciation Right, or other Award requiring payment (including foregoing receipt of cash compensation) for Shares.

(ii) *Awards May Be Granted Separately or Together*. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for any other Award or any Award granted under any Plan of the Company or any Affiliate other than the Plan. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with Awards granted under any such other Plan of the Company or any Affiliate, may be granted either at the same time as or at a different time from the grant of such other Award or Awards.

(iii) *Forms of Payments Under Awards*. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Committee shall determine (including, without limitation, cash, Shares, promissory notes, other securities, other Awards or other property or any combination thereof), and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents with respect to installment or deferred payments. Notwithstanding the foregoing, if any Award, or portion of an Award (including any right to Dividend Equivalents), by its terms is or may be payable after the fifteenth day of the third month following the year in which the Participant's right to the Award is no longer subject to a substantial risk of forfeiture, as defined in Section 409A of the Code, the time and form of payment of the Award shall be specified in the Award Agreement, and shall not thereafter be subject to change unless the Committee determines that the change is permissible under Section 409A of the Code.

(iv) *Limits on Transfer of Awards*. No Award and no right under any such Award shall be transferable by a Participant otherwise than by will or by the laws of descent and distribution; provided, however, that if so determined by the Committee, a Participant may, in the manner established by the Committee, (x) designate a beneficiary or beneficiaries to exercise the rights of the Participant and receive any property distributable with respect to any Award upon the death of the Participant, or (y) transfer an Award (other than an Incentive Stock Option) to any member of such Participant's "immediate family" (as such term is defined in Rule 16a-1(e) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or any successor rule or regulation) or to a trust whose beneficiaries are members of such Participant's "immediate family." Each Award or right under any Award shall be exercisable during the Participant's lifetime only by the

Participant, or by a member of such Participant's immediate family or a trust for members of such immediate family pursuant to a transfer as described above, or if permissible under applicable law, by the Participant's guardian or legal representative. No Award or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. No Awards may be transferred for value.

(v) *Term of Awards.* The term of each Award shall be for such period, not longer than 10 years from the date of grant, as may be determined by the Committee.

(vi) *Restrictions; Securities Exchange Listing.* All certificates for Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission and any applicable federal or state securities laws, and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions. If the Shares or other securities are traded on a securities exchange, the Company shall not be required to deliver any Shares or other securities covered by an Award unless and until such Shares or other securities have been admitted for trading on such securities exchange.

(vii) *Attestation.* Where the Plan or any applicable Award Agreement provides for or permits delivery of Shares by a Participant in payment with respect to any Award or grant under this Plan or for taxes, such payment may be made constructively through attestation in the discretion of and in accordance with rules established by the Committee.

(viii) *Sarbanes-Oxley Act.* The Committee shall not permit any Participant who is an executive officer or director of the Company to pay the exercise price for any Award, or any other amount owed to the Company, by a promissory note if such promissory note would constitute a personal loan prohibited by Section 13(k) of the Securities Exchange Act of 1934.

Section 7. Awards to Non-Employee Directors.

(a) *Eligibility for Awards.* Each Participant who is a member of the board of directors and is not an employee of the Company or any Affiliate of the Company (a "Non-Employee Director") may receive grants of Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock, or Restricted Stock Units, as described in Section 6. Awards to Non-Employee Directors shall be made annually, at the meeting of the board of directors that immediately follows each annual meeting of shareholders, and at such other times as the Committee shall determine. The number and type of Awards to Non-Employee Directors shall be determined by the Committee.

(b) *Stock and Deferral Plan.* Each Non-Employee Director shall be eligible to receive or elect to receive his or her fees for service on the Company's board of directors and the committees thereof in Shares or Restricted Stock Units and to defer the receipt of such Restricted Stock Units, all as described in the Deluxe Corporation Non-Employee Director Stock and Deferral Plan attached hereto as Annex I and hereby made a part hereof.

Section 8. Amendment and Termination; Adjustments.

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(a) *Amendments to the Plan.* The board of directors of the Company may amend, alter, suspend, discontinue or terminate the Plan; provided, however, that, notwithstanding any other provision of the Plan or any Award Agreement, without the approval of the shareholders of the Company, no such amendment, alteration, suspension, discontinuation or termination shall be made that:

(i) would amend section 4(a), 4(b) or 4(d) of the Plan;

(ii) would permit Options or Stock Appreciation Rights to be granted with an exercise price that is less than Fair Market Value on the date of grant;

(iii) absent such approval, would violate the rules or regulations of the New York Stock Exchange, any other securities exchange or the National Association of Securities Dealers, Inc., that are applicable to the Company; or

(iv) absent such approval, would cause the Company to be unable, under the Code, to grant Incentive Stock Options under the Plan.

The board of directors shall be entitled to delegate to the Committee the power to amend such terms of the Plan and for such purposes as the board of directors shall from time to time determine.

(b) *Waivers.* The Committee may waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively; provided that such waiver does not have the effect of amending an Award in a manner that would not be permitted by the Plan.

(c) *Limitations on Amendments.* Neither the Committee nor the Company may amend, alter, suspend, discontinue or terminate any outstanding Award, prospectively or retroactively, without the consent of the Participant or holder or beneficiary thereof, except as otherwise provided herein or in the Award Agreement.

(d) *Correction of Defects, Omissions and Inconsistencies.* The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

Section 9. Income Tax Withholding.

In order to comply with all applicable federal or state income tax laws or regulations, the Committee may establish such policy or policies as it deems appropriate with respect to such laws and regulations, including without limitation the establishment of policies to ensure that all applicable federal or state payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. In order to assist a Participant in paying all or a portion of the federal and state taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (i) electing to have the Company withhold a portion of the payment or transfer otherwise to be made upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes or (ii) delivering to the Company Shares or other property other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be on or before the date that the amount of tax to be withheld is determined.

Section 10. General Provisions.

(a) *No Rights to Awards.* No Eligible Person, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b) *Award Agreements.* No Participant will have rights under an Award granted to such Participant unless and until an Award Agreement shall have been duly approved on behalf of the Company and, if requested by the Company, accepted by the Participant.

(c) *No Limit on Other Compensation Arrangements.* Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(d) *No Right to Employment.* The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate, nor will it affect in any way the right of the Company or the Affiliate to terminate such employment at any time, with or without cause. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(e) *Governing Law.* The validity, construction and effect of the Plan or any Award, and any rules and regulations relating to the Plan or any Award, shall be determined in accordance with the laws of the State of Minnesota.

(f) *Severability.* If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to the Plan or such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(g) *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(h) *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(i) *Headings.* Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(j) *Other Benefits.* No compensation or benefit Awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant's compensation under any compensation-based retirement, disability, or similar Plan of the Company unless required by law or otherwise provided by such other Plan.

Section 11. Effective Date of the Plan.

The Plan shall be effective on the date on which it is approved by the shareholders of the Company.

Section 12. Term of the Plan.

Unless the Plan shall have been discontinued or terminated as provided in Section 8(a), the Plan shall terminate on December 31, 2018. No Award shall be granted after the termination of the Plan. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond the termination of the Plan, and the authority of the Committee provided for hereunder with respect to the Plan and any Awards, and the authority of the board of directors of the Company to amend the Plan, shall extend beyond the termination of the Plan.

ANNEX I

DELUXE CORPORATION
NON-EMPLOYEE DIRECTOR STOCK AND DEFERRAL PLAN
("PLAN")

1. Purpose of the Plan. The purpose of the Deluxe Corporation Non-Employee Director Stock and Deferral Plan (the "Plan") is to provide an opportunity for non-employee members of the Board of Directors (the "Board") of Deluxe Corporation ("Deluxe" or the "Company") to increase their ownership of Deluxe Common Stock, $1.00 par value ("Common Stock"), and thereby align their interest in the long-term success of the Company with that of the other shareholders. This will be accomplished by allowing each participating director to elect voluntarily to receive all or a portion of his or her Fees (as hereinafter defined) in the form of shares of Common Stock and to allow each of them to defer the receipt of such shares until a later date pursuant to elections made by him or her under this Plan.

2. Eligibility. Directors of the Company who are not also officers or other employees of the Company or its subsidiaries are eligible to participate in this Plan ("Eligible Directors").

3. Administration. This Plan will be administered by or under the direction of the Secretary of the Company (the "Administrator"). Since the issuance of shares of Common Stock pursuant to this Plan is based on elections made by Eligible Directors, the Administrator's duties under this Plan will be limited to matters of interpretation and administrative oversight. All questions of interpretation of this Plan will be determined by the Administrator, and each determination, interpretation or other action that the Administrator makes or takes pursuant to the provisions of this Plan will be conclusive and binding for all purposes and on all persons. The Administrator will not be liable for any action or determination made in good faith with respect to this Plan.

4. Election to Receive Stock and Stock Issuance.

4.1. Election to Receive Stock in Lieu of Cash. On forms provided by the Company and approved by the Administrator, each Eligible Director may irrevocably elect ("Stock Election") to receive, in lieu of cash, shares of Common Stock having a Fair Market Value, as defined in Section 4.6, equal to any specified percentage of the cash compensation payable to that director for services rendered as a director (including all Board and committee retainers, meeting fees and extraordinary service fees, the "Fees"). All Eligible Directors who have made such a Stock Election to receive shares of Common Stock with respect to any specified percentage of such Fees shall be deemed to be a participating director under this Plan ("Participating Director") to at least such extent. To be effective, any Stock Election must be filed with the Company (the date of such filing being the date of such election) no later than December 31 of the year preceding the year to which such Stock Election shall apply and shall apply only with respect to services as a director provided for the period of January 1 through December 31 of the following year ("Plan Year"); provided, however, that an Eligible Director whose initial election to the Board of Directors occurs during the Plan Year, shall have 30 days following such election to make a Stock Election, which shall apply only with respect to services as a director provided following the filing of such Stock Election with the Company during the then current Plan Year, as specified in the Stock Election. Any Stock Election made in accordance with the provisions of this Section 4.1 shall be irrevocable for the period to which such election applies.

4.2. Issuance of Stock in Lieu of Cash. Shares of Deluxe Common Stock having a Fair Market Value equal to the amount of the Fees so elected shall (i) be issued to each Participating Director or (ii) at the Participating Director's election pursuant to Section 4.3, be credited to such director's account (a "Deferred Stock Account"), on March 15, June 15, September 15 and December 15 for the calendar quarter ending on the last day of each such month (each such payment date, a "Payment Date"). The Company shall not issue fractional shares. Whenever, under the terms of this Plan, a fractional share would be required to be issued, the Company will round the number of shares (up or down) to the nearest integer. In the event that a Participating Director elects to receive less than 100% of each quarterly installment of the Fees in shares of Common Stock (or Stock Units as defined and provided in Section 4.4), that Participating Director shall receive the balance of the quarterly installment in cash.

4.3. Manner of Making Deferral Election. A Participating Director may elect to defer payment of the Fees otherwise payable in shares of Common Stock pursuant to this Plan by filing (the date of such filing being the date of such election), no later than December 31 of each year with respect to payments in the ensuing Plan Year, an irrevocable election with the Administrator on a form (the "Deferral Election Form") provided by the Administrator for that purpose ("Deferral Election"); provided, however, that an Eligible Director whose initial election to the Board of Directors occurs during the Plan Year, shall have 30 days following such election to make a Deferral Election, which shall apply only with respect to services as a director provided following the filing of such Deferral Election with the Company during the then current Plan Year, as specified in the Deferral Election. Any portion of the Fees to be paid in cash may not be deferred pursuant to the Plan. Failure to timely file a Deferral Election shall conclusively be deemed to mean that no election to defer has been made for the applicable period. The Deferral Election shall be effective for the Fees payable (i) during the ensuing Plan Year with respect to elections made on or before December 31 of each year as aforesaid and (ii) for the portion of the Plan Year after the date the Deferral Election is made or the ensuing Plan Year as specified in the Deferral Election with respect to Deferral Elections made by new directors. Any Deferral Election made in accordance with the provisions of this Section shall be irrevocable for the period to which such election applies. The Deferral Election form shall specify the amount to be deferred expressed as a percentage of the Participating Director's Fees.

4.4. Credits to Deferred Stock Account for Elective Deferrals. On each Payment Date, a Participating Director who has made a then effective Deferral Election shall receive a credit in the form of restricted stock units ("Stock Units") to his or her Deferred Stock Account. Each Stock Unit shall represent the right to receive one share of Common Stock. The number of Stock Units credited to a Participating Director's Deferred Stock Account shall be determined by dividing an amount equal to the Participating Director's Fees payable on the Payment Date for the current calendar quarter and specified for deferral pursuant to Section 4.3, by the Fair Market Value of a share of Common Stock on such Payment Date. If that computation would result in a fractional Stock Unit being credited to a Participating Director's Deferred Stock Account, the Company will round the number of Stock Units so credited (up or down) to the nearest integer.

4.5. ' Dividend Equivalent Payments. Each time a dividend is paid on the Common Stock, the Participating Director who has a Deferred Stock Account shall receive a dividend equivalent payment on the dividend payment date equal to the amount of the dividend payable on a single share of Common Stock multiplied by the number of Stock Units credited to the Participating Director's Deferred Stock Account on the dividend record date.

4.6. Fair Market Value. The Fair Market Value of each share of Common Stock shall be equal to the closing price of one share of Common Stock on the New York Stock Exchange ("NYSE") on the relevant date as reported by the *Wall Street Journal, Midwest Edition* (or, if such publication is no longer available, such other authoritative source as may be designated by the Committee); provided that if, on such date, the NYSE is not open for business or there are no shares of Common Stock traded on such date, the Fair Market Value of a share of Common Stock shall be equal to the closing price of one share of Common Stock on the first day preceding such date on which the NYSE is open for business and has reported trades in the Common Stock.

4.7. Separation from Service as a Director. If a Participating Director leaves the Board before the conclusion of any quarter of a Fiscal Year, he or she will be paid the quarterly installment of the Fees entirely in cash or Common Stock on the applicable Payment Date in accordance with such Participating Director's then effective Stock Election or an amount shall be deferred in accordance with a Deferral Election on file with the Company. The date of separation of a Participating Director's service as a director of the Company will be deemed to be the date of separation from service recorded on the personnel or other records of the Company; provided that there is no understanding or expectation that the Participating Director will continue or resume providing services for the Company, or any entity that would be aggregated with the Company pursuant to Section 414(b) or (c) of the Internal Revenue Code (determined without reducing the 80% ownership requirement to 50%).

5. Shares Available for Issuance. This Plan constitutes part of the Deluxe Corporation 2008 Stock Incentive Plan, as amended from time to time (the "SIP"), and is subject to the terms and conditions of the SIP. Any shares of Common Stock issued under this Plan shall be issued pursuant to the terms and conditions of the SIP, and any such shares so issued shall be subject to the limits set forth in the SIP, including, without limiting the generality of the foregoing, the limits contained in Section 4(a) of the SIP.

6. Deferral Payment

6.1. Deferral Payment Election. At the time of making the Deferral Election and as a part thereof, each Participating Director shall make and file with the Company, a deferral payment election on the Deferral Election Form specifying one of the payment options described in Section 6.2. If a Participating Director fails to make a deferral payment election at the time any Deferral Election is made in accordance with this Plan, the Participating Director shall conclusively be deemed to have elected to receive the Common Stock represented by the Stock Units earned during the period covered by the Deferral Election in a lump sum payment at the time of the Participating Director's separation from service on the Board as provided in Section 6.2. Except as otherwise provided in Section 6.2, the deferral payment election shall be irrevocable as to all amounts credited to the Participating Director's Deferred Stock Account during the period covered by the relevant Deferral Election.

6.2. Payment of Deferred Stock Accounts in a Lump Sum. Except as otherwise provided in Section 12 with respect to a Change of Control, Stock Units credited to a Participating Director's Deferred Stock Account shall be converted to an equal number of shares of Common Stock and issued in full to the Participating Director on the earlier of the tenth anniversary of February 1 of the year following the Participating Director's separation from service on the Board (or the first business day thereafter) or such other date as elected by the Participating Director by making a deferral payment election in accordance with the provisions of Section 6.1. All payments shall be made in whole shares of Common Stock (rounded as necessary to the nearest integer). A Participating Director may change the date upon which he has elected to have his Deferred Stock Account distributed by filing a new deferral payment election, provided that such new deferral payment election is received by the Administrator at least one year prior to the Participating Director's separation from service (and, if the separation from service occurs within one year after the new deferral payment election is filed, it shall be null and void), that the new payment date is not less than five years later than the original payment date, and that the change meets any other requirements imposed by the Administrator in order to comply with Section 409A of the Internal Revenue Code.

6.3. Payment to Estate. In the event that a Participating Director shall die before full distribution of his or her Deferred Stock Account, any shares that issue therefrom shall be issued to such Director's estate or beneficiaries, as the case may be, as soon as practical after the date of the Participating Director's death.

7. Holding Period. All shares of Common Stock issued under this Plan, including shares that are issued as a result of distributions of a Participating Director's Deferred Stock Account, shall be held by the Participating Director receiving such shares for a minimum period of six months from the date of issuance or such longer period as may be required for compliance with Rule 16b-3, as amended or any successor rule ("Rule 16b-3"), promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Administrator may, in his or her discretion, require that shares of Common Stock issued pursuant to this Plan contain a suitable legend restricting trading in such shares during such holding period.

8. Limitation on Rights of Eligible and Participating Directors.

8.1. Service as a Director. Nothing in this Plan will interfere with or limit in any way the right of the Company's Board or its shareholders not to nominate for re-election, elect or remove an Eligible or Participating Director from the Board. Neither this Plan nor any action taken pursuant to it will constitute or be evidence of any agreement or understanding, express or implied, that the Company or its Board or shareholders have retained or will retain an Eligible or Participating Director for any period of time or at any particular rate of compensation.

8.2. Nonexclusivity of the Plan. Nothing contained in this Plan is intended to affect, modify or rescind any of the Company's existing compensation plans or programs or to create any limitations on the power of the Company's officers or Board to modify or adopt compensation arrangements as they or it may from time to time deem necessary or desirable.

9. Plan Amendment, Modification and Termination. The Board may suspend or terminate this Plan at any time. The Board may amend this Plan from time to time in such respects as the Board may deem advisable in order that this Plan will conform to any change in applicable laws or regulations or in any other respect that the Board may deem to be in the Company's best interests; provided, however, that no amendments to this Plan will be effective without approval of the Company's shareholders, if shareholder approval of the amendment is then required to exempt issuance or crediting of shares of Common Stock or Stock Units from Section 16 of the Exchange Act under Rule 16b-3, or pursuant to the rules of the New York Stock Exchange. The amendment or termination of the Plan shall not affect Deferral Elections made for the Plan Year in which the amendment or termination occurs, and all Deferred Stock Accounts shall continue to be held and distributed in accordance with existing Deferral Elections, unless the Board, in connection with a Plan termination, also amends the Plan to provide for the distribution of all Deferred Stock Accounts to the extent permitted by Section 409A of the Internal Revenue Code.

10. Effective Date and Duration of the Plan. This Plan shall become effective on the date on which the SIP is approved by the shareholders of the Company and shall continue, unless terminated by action of the Board, until the expiration or termination of the SIP, provided that the expiration or termination of this Plan shall not affect any rights of Participating Directors with respect to their Deferral Accounts which shall continue to be governed by the provisions of this Plan until the final distribution of all Deferral Accounts established under this Plan.

11. Participants are General Creditors of the Company. The Participating Directors and beneficiaries thereof shall be general, unsecured creditors of the Company with respect to any payments to be made pursuant to this Plan and shall not have any preferred interest by way of trust, escrow, lien or otherwise in any specific assets of the Company. If the Company shall, in fact, elect to set aside monies or other assets to meet its obligations hereunder (there being no obligation to do so), whether in a grantor's trust or otherwise, the same shall, nevertheless, be regarded as a part of the general assets of the Company subject to the claims of its general creditors, and neither any Participating Director nor any beneficiary thereof shall have a legal, beneficial or security interest therein.

12. Change of Control. A "Change of Control" shall be deemed to have occurred upon the completion of any transaction or series of transactions that results in a "change in control event" as defined in Section 409A of the Internal Revenue Code and the regulations thereunder. In the event of the occurrence of a Change of Control, then, notwithstanding any contrary deferral payment election, the Stock Units credited to a Participating Director's Deferred Stock Account as of the business day immediately prior to the effective date of the Change of Control shall be converted to an equal number of shares of Common Stock (rounded as necessary to the nearest integer), or, if as a result of the Change of Control Common Stock is converted into stock or securities of another entity, or other property (including cash), then the Stock Units shall be converted into the number of shares, or amount of property, into which such number of whole shares of Common Stock would be converted. Such whole number of shares of Common Stock shall be issued, or such other securities or property shall be distributed, to the Participating Director as soon as practical following the effective date of the Change of Control.

13. Miscellaneous.

13.1. Securities Law and Other Restrictions. Notwithstanding any other provision of this Plan or any Stock Election or Deferral Election delivered pursuant to this Plan, the Company will not be required to issue any shares of Common Stock under this Plan and a Participating Director may not sell, assign, transfer or otherwise dispose of shares of Common Stock issued pursuant to this Plan, unless (a) there is in effect with respect to such shares a registration statement under the Securities Act of 1933, as amended (the "Securities Act") and any applicable state securities laws or an exemption from such registration under the Securities Act and applicable state securities laws, and (b) there has been obtained any other consent, approval or permit from any other regulatory body that the Administrator, in his or her sole discretion, deems necessary or advisable. The Company may condition such issuance, sale or transfer upon the receipt of any representations or agreements from the parties involved, and the placement of any legends on certificates representing shares of Common Stock, as may be deemed necessary or advisable by the Company, in order to comply with such securities law or other restriction.

13.2 Section 409A. The Plan shall be administered in accordance with Section 409A of the Internal Revenue Code, and the regulations promulgated thereunder. Without limiting the generality of the foregoing, in no event shall the Committee permit any change to the time or form of payment of any portion of a Participating Director's Deferred Stock Account (including the payment of any dividend equivalents) unless the Committee determines that such change is permitted by Section 409A.

13.3. Governing Law. The validity, construction, interpretation, administration and effect of this Plan and any rules, regulations and actions relating to this Plan will be governed by and construed exclusively in accordance with the laws of the State of Minnesota.

SHAREHOLDER INFORMATION

Quarterly stock data

The chart below shows the per-share closing price ranges for the company's common stock for the past two fiscal years as quoted on the New York Stock Exchange.

STOCK PRICE	HIGH	LOW	QUARTER-END CLOSE
2007			
Quarter 4	$40.86	$28.93	$32.89
Quarter 3	42.49	28.56	36.84
Quarter 2	44.95	33.38	40.61
Quarter 1	33.95	25.13	33.53
2006			
Quarter 4	$25.77	$17.00	$25.20
Quarter 3	18.15	12.98	17.10
Quarter 2	26.65	17.48	17.48
Quarter 1	31.56	23.35	26.17

Stock Exchange

Deluxe Corporation common stock is traded on the New York Stock Exchange under the symbol DLX.

DLX LISTED NYSE

Required Filings

We have submitted the required Annual CEO Certification to the New York Stock Exchange and filed as exhibits to the annual report on Form 10-K the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act.

Annual Meeting

Shareholders are invited to attend Deluxe's annual shareholder meeting on Wednesday, April 30, 2008. It will be held in the Deluxe headquarters building, 3680 Victoria Street North, Shoreview, MN, at 2:00 p.m. CDT.

Form 10-K Available

A complete copy of our annual report on Form 10-K is posted at Deluxe.com. It also may be obtained without charge by sending an e-mail to investorrelations@deluxe.com or a written request to:

Deluxe Corporation
Attn: Investor Relations
P.O. Box 64235
St. Paul, MN 55164-0235
(651) 787-1068

Shareholder Inquiries

Requests for additional information should be sent to the attention of Investor Relations at the above address or by e-mail to investorrelations@deluxe.com.

END

Executive Offices

Street address:
3680 Victoria Street North
Shoreview, MN 55126-2966

Mailing address:
P.O. Box 64235
St. Paul, MN 55164-0235
(651) 483-7111

Stock Ownership and Record Keeping

Wells Fargo Shareowner Services

Street address:
161 North Concord Exchange
St. Paul, MN 55075
(800) 468-9716
(651) 450-4064

Mailing address:
P.O. Box 64854
St. Paul, MN 55164-0854
Wellsfargo.com/shareownerservices

Acquiring Information

The latest company press releases regarding financial results, dividend news and other information, as well as the annual report on Form 10-K, quarterly reports on Form 10-Q, proxy statement and other SEC filings can be found online at Deluxe.com.
To request printed versions of any of the materials listed, please call (651) 787-1068 or e-mail investorrelations@deluxe.com.

Deluxe Web sites

Bagsandbowsonline.com
Checks.com
Checksunlimited.com
Deluxeforms.com
Deluxe.com
Deluxesmallbusiness.com
Designerchecks.com
Gosafeguard.com
Johnsongroup.com
Nebs.com
Redleafdigital.com
Russellandmiller.com

Forward-Looking Statements

Statements made in this report concerning the company's or management's intentions, expectations or predictions about future results or events are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current expectations or beliefs, and are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. Additional information concerning various factors that could cause actual results and events to differ from those projected are contained in the company's annual report on Form 10-K for the year ended December 31, 2007, which has been filed with the Securities and Exchange Commission and is posted on Deluxe.com.

Leadership

Board of Directors

Stephen P. Nachtsheim
Director Since 1995
Non-Executive Chairman, Deluxe Corporation
Vice President, Intel Corporation (Retired)

Cheryl E. Mayberry McKissack
Director Since 2000
President and Chief Executive Officer, Nia Enterprises, LLC

Charles A. Haggerty
Director Since 2000
Chairman, Western Digital Corporation (Retired)

Martyn R. Redgrave
Director Since 2001
Executive Vice President and Chief Administrative Officer, Limited Brands, Inc.

Mary Ann O'Dwyer
Director Since 2003
Senior Vice President of Finance and Operations and Chief Financial Officer, Wheels, Inc.

Isaiah Harris, Jr.
Director Since 2004
President, BellSouth Advertising & Publishing Group (Retired)

Ronald C. Baldwin
Director Since 2007
Vice Chairman, Huntington Bancshares, Inc. (Retired)

Don J. McGrath
Director Since 2007
Chairman and Chief Executive Officer, BancWest Corporation

Neil J. Metviner
Director Since 2007
Executive Vice President and President, Global Mailstream, Europe, Pitney Bowes, Inc.

Lee J. Schram
Director Since 2006
Chief Executive Officer, Deluxe Corporation

Executive Leadership Team

Lee J. Schram
Chief Executive Officer

Richard S. Greene
Senior Vice President, Chief Financial Officer

Anthony C. Scarfone
Senior Vice President, General Counsel and Secretary

Jeffrey D. Stoner
Senior Vice President, Human Resources

Luann E. Widener
Senior Vice President, Chief Sales and Marketing Officer for Financial Institutions and Small Businesses

Leanne E. Branham
Vice President, Fulfillment

Lynn R. Koldenhoven
Vice President, Sales and Marketing for Direct-to-Consumer Segment

Terry D. Peterson
Vice President, Investor Relations and Chief Accounting Officer

Designed and printed by Russell and Miller, wholly owned by Deluxe Corporation.